As filed with the Securities and Exchange Commission on February 9, 2011
Registration No. 333-171525
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Tesoro Logistics LP
(Exact name of Registrant as Specified in Its Charter)

Delaware	4610	27-4151603
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

19100 Ridgewood Parkway
San Antonio, Texas 78259-1828
(210) 626-6000
(Address, Including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Charles S. Parrish
Vice President, General Counsel and Secretary
19100 Ridgewood Parkway
San Antonio, Texas 78259-1828
(210) 626-4280
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

William N. Finnegan IV Brett E. Braden Latham & Watkins LLP 717 Texas Avenue, Suite 1600 Houston, Texas 77002 (713) 546-5400	David P. Oelman D. Alan Beck, Jr. Vinson & Elkins L.L.P. 1001 Fannin Street, Suite 2500 Houston, Texas 77002 (713) 758-2222

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 9, 2011.

PRELIMINARY PROSPECTUS
          Common Units
Representing Limited Partner Interests
Tesoro Logistics LP

This is an initial public offering of common units representing limited partner interests of Tesoro Logistics LP. We are offering           common units in this offering. Prior to this offering, there has been no public market for our common units. We currently estimate that the initial public offering price per common unit will be between $      and $     . We intend to apply to list our common units on the New York Stock Exchange under the symbol “TLLP.”

Investing in our common units involves risks. See “Risk Factors” beginning on page 17. These risks include the following:

•	Tesoro Corporation accounts for substantially all of our revenues. Additionally, conflicts of interest may arise between Tesoro and its affiliates, including our general partner, on the one hand, and us and our unitholders, on the other hand. If Tesoro changes its business strategy, is unable to satisfy its obligations under our commercial agreements for any reason or significantly reduces the volumes transported through our pipelines or handled at our terminals, our revenues would decline and our financial condition, results of operations, cash flows and ability to make distributions to our unitholders would be adversely affected.

•	We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements to our general partner and its affiliates, to enable us to pay the minimum quarterly distribution to our unitholders.

•	Tesoro may suspend, reduce or terminate its obligations under our commercial agreements in some circumstances, which would have a material adverse effect on our financial condition, results of operations, cash flows and ability to make distributions to unitholders.

•	Tesoro’s level of indebtedness, the terms of its borrowings and its credit ratings could adversely affect our ability to grow our business, our ability to make cash distributions to our unitholders and our credit ratings and profile. Our ability to obtain credit in the future may also be affected by Tesoro’s credit rating.

•	A material decrease in the refining margins at Tesoro’s refineries could materially reduce the volumes of crude oil or refined products that we handle, which could adversely affect our financial condition, results of operations, cash flows and ability to make distributions to our unitholders.

•	We may not be able to significantly increase our third-party revenue due to competition and other factors, which could limit our ability to grow and extend our dependence on Tesoro.

•	Our general partner and its affiliates, including Tesoro, have conflicts of interest with us and limited fiduciary duties, and they may favor their own interests to the detriment of us and our common unitholders. Additionally, we have no control over Tesoro’s business decisions and operations, and Tesoro is under no obligation to adopt a business strategy that favors us.

•	Unitholders have very limited voting rights and, even if they are dissatisfied, they cannot remove our general partner without its consent.

•	Our tax treatment depends on our status as a partnership for federal income tax purposes. If the Internal Revenue Service were to treat us as a corporation for federal income tax purposes, which would subject us to entity-level taxation, then our cash available for distribution to our unitholders would be substantially reduced.

•	Our unitholders’ share of our income will be taxable to them for federal income tax purposes even if they do not receive any cash distributions from us.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Common Unit	Total

Public Offering Price	$	$
Underwriting Discount(1)	$	$
Proceeds to Tesoro Logistics LP(2)	$	$

(1)	Excludes a structuring fee of 0.25% of the gross offering proceeds payable to Citigroup Global Markets Inc. and an advisory fee. Please see “Underwriting.”

(2)	We intend to use substantially all of the net proceeds of this offering to make a distribution to Tesoro. For a detailed explanation of our intended use of the net proceeds from this offering, please see “Use of Proceeds” on page 46.

To the extent that the underwriters sell more than      common units in this offering, the underwriters have the option to purchase up to an additional      common units from Tesoro Logistics LP at the initial public offering price less underwriting discounts and the structuring fee payable to Citigroup Global Markets Inc.

The underwriters expect to deliver the common units to purchasers on or about          , 2011 through the book-entry facilities of The Depository Trust Company.

Joint Book-Running Managers

Citi    Wells Fargo Securities    BofA Merrill Lynch    Credit Suisse

Co-Managers
Barclays Capital
Deutsche Bank Securities
J.P. Morgan
Raymond James
          , 2011.

Vancouver
Anchorage
Mandan
Boise
Burley
Hawaii
Stockton
Salt Lake City
Los Angeles
Tesoro Logistics LP
Terminal Facility
Pipeline
Trucking
Tank Storage
Corporate Headquarters
Tesoro Corporation
Refinery

i

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered to you. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

Through and including          , 2011 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Industry and Market Data

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, government publications or other published independent sources. Some data are also based on our good faith estimates. Although we believe these third-party sources are reliable, we have not independently verified the information and cannot guarantee its accuracy and completeness.

SUMMARY

This summary highlights information contained elsewhere in this prospectus. It does not contain all of the information that you should consider before purchasing our common units. You should read the entire prospectus carefully, including the historical and pro forma combined financial statements and notes to those financial statements. Unless expressly stated otherwise, the information presented in this prospectus assumes (1) an initial public offering price of $      per common unit and (2) that the underwriters’ option to purchase additional common units is not exercised. You should read “Risk Factors” beginning on page 17 for more information about important factors that you should consider before purchasing our common units.

Unless the context otherwise requires, references in this prospectus to “Tesoro Logistics LP,” “our partnership,” “we,” “our,” “us,” or like terms, when used in a historical context, refer to Tesoro Logistics LP Predecessor, our predecessor for accounting purposes, also referenced as “our predecessor,” and when used in the present tense or prospectively, refer to Tesoro Logistics LP and its subsidiaries. References in this prospectus to “Tesoro” refer collectively to Tesoro Corporation and its subsidiaries, other than Tesoro Logistics LP, its subsidiaries and its general partner.

Tesoro Logistics LP

Overview

We are a fee-based, growth-oriented Delaware limited partnership recently formed by Tesoro to own, operate, develop and acquire crude oil and refined products logistics assets. Our logistics assets are integral to the success of Tesoro’s refining and marketing operations and are used to gather, transport and store crude oil and to distribute, transport and store refined products. Our initial assets consist of a crude oil gathering system in the Bakken Shale/Williston Basin area of North Dakota and Montana, eight refined products terminals in the midwestern and western United States and a crude oil and refined products storage facility and five related short-haul pipelines in Utah.

We intend to expand our business through organic growth, including constructing new assets and increasing the utilization of our existing assets, and by acquiring assets from Tesoro and third parties. Although Tesoro has historically operated its logistics assets primarily to support its refining and marketing business, it has recently announced its intent to grow its logistics operations in order to maximize the integrated value of its assets within the midstream and downstream value chain. In support of this strategy, Tesoro has formed us to be the primary vehicle to grow its logistics operations. In order to provide us with initial acquisition opportunities, Tesoro has granted us a right of first offer on certain logistics assets that it will retain following this offering.

We generate revenue by charging fees for gathering, transporting and storing crude oil and for terminalling, transporting and storing refined products. Since we generally do not own any of the crude oil or refined products that we handle and do not engage in the trading of crude oil or refined products, we have minimal direct exposure to risks associated with fluctuating commodity prices, although these risks indirectly influence our activities and results of operations over the long term. Following the closing of this offering, substantially all of our revenue will be derived from Tesoro, primarily under various long-term, fee-based commercial agreements that include minimum volume commitments. We believe these commercial agreements will provide us with a stable base of cash flows.

Our Assets and Operations

Our assets and operations are organized into the following two segments:

Crude Oil Gathering.  Our common carrier crude oil gathering system in North Dakota and Montana, which we refer to as our High Plains system, includes an approximate 23,000 barrels per day (bpd) truck-based crude oil gathering operation and approximately 700 miles of pipeline and related storage assets with the current capacity to deliver up to 70,000 bpd to Tesoro’s Mandan, North Dakota refinery. This system gathers and transports crude oil produced from the Williston Basin, one of the most prolific onshore crude oil producing basins in North America, including production from the Bakken Shale formation. We refer to this area, a significant portion of which is serviced by our High Plains system, as the Bakken Shale/Williston Basin area. Currently, Tesoro’s Mandan refinery is the only destination point on our High Plains system.

Terminalling, Transportation and Storage.  We own and operate eight refined products terminals with aggregate truck and barge delivery capacity of approximately 229,000 bpd. The terminals provide distribution primarily for refined products produced at Tesoro’s refineries located in Los Angeles and Martinez, California; Salt Lake City, Utah; Kenai, Alaska; Anacortes, Washington; and Mandan, North Dakota. We also own and operate assets that exclusively support Tesoro’s Salt Lake City refinery, including a refined products and crude oil storage facility with total shell capacity of approximately 878,000 barrels and three short-haul crude oil supply pipelines and two short-haul refined product delivery pipelines connected to third-party interstate pipelines. Our terminalling, transportation and storage assets serve regions that are expected to experience growth in refined product demand at a rate greater than the national average for the United States over the next 25 years according to the United States Energy Information Administration (EIA).

For the year ended December 31, 2009, we had pro forma EBITDA of approximately $51.5 million and pro forma net income of approximately $40.3 million. Tesoro accounted for 93% of our pro forma EBITDA and 91% of our pro forma net income for that period. For the year ended December 31, 2009, we had pro forma revenue of $48.8 million from our crude oil gathering segment and $42.1 million from our terminalling, transportation and storage segment. Please read “Summary Historical and Pro Forma Combined Financial and Operating Data” beginning on page 76 for the definition of the term EBITDA and a reconciliation of EBITDA to our most directly comparable financial measures, calculated and presented in accordance with GAAP.

Our Commercial Agreements with Tesoro

All of our operations are strategically located within Tesoro’s refining and marketing supply chain and, following the closing of this offering, a substantial majority of our revenues will be generated by providing services to Tesoro’s refining and marketing businesses under various long-term, fee-based commercial agreements that we will enter into with Tesoro at the closing of this offering. Under these agreements, we will provide various pipeline transportation, trucking, terminal distribution and storage services to Tesoro, and Tesoro will commit to provide us with minimum monthly throughput volumes of crude oil and refined products. These commercial agreements with Tesoro will include:

•	a 10-year pipeline transportation services agreement under which Tesoro will pay us fees for gathering and transporting crude oil on our High Plains pipeline system;

•	a two-year trucking transportation services agreement under which Tesoro will pay us fees for crude oil trucking and related services and scheduling and dispatching services that we provide through our High Plains truck-based crude oil gathering operation;

•	a 10-year master terminalling services agreement under which Tesoro will pay us fees for providing terminalling services at our eight refined products terminals;

•	a 10-year pipeline transportation services agreement under which Tesoro will pay us fees for transporting crude oil and refined products on our five Salt Lake City short-haul pipelines; and

•	a 10-year storage and transportation services agreement under which Tesoro will pay us fees for storing crude oil and refined products at our Salt Lake City storage facility and transporting crude oil and refined products between the storage facility and Tesoro’s Salt Lake City refinery through interconnecting pipelines on a dedicated basis.

For additional information about these commercial agreements, as well as other revenue we expect to receive from Tesoro and third parties, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — How We Generate Revenue” beginning on page 80 and “Certain Relationships and Related Party Transactions — Agreements Governing the Transactions — Commercial Agreements with Tesoro” beginning on page 143.

Business Strategies

Our primary business objectives are to maintain stable cash flows and to increase our quarterly cash distribution per unit over time. We intend to accomplish these objectives by executing the following strategies:

•	Focus on Stable, Fee-Based Business. We intend to focus on opportunities to provide committed, fee-based logistics services to Tesoro and third parties and to minimize our direct exposure to commodity price fluctuations.

•	Pursue Attractive Organic Growth Opportunities. We intend to evaluate investment opportunities to expand our existing asset base that may arise from the growth of Tesoro’s refining and marketing business or from increased third-party activity in our areas of operations. We intend to focus on organic growth opportunities that complement our current asset base or provide attractive returns in new areas within our geographic footprint.

•	Grow Through Strategic Acquisitions. We plan to pursue accretive acquisitions of complementary assets from Tesoro as well as third parties. In order to provide us with initial acquisition opportunities, Tesoro has granted us a right of first offer to acquire certain logistics assets that it will retain following this offering. Our third-party acquisition strategy will be focused on logistics assets in the western half of the United States where we believe our knowledge of the market will provide us with a competitive advantage.

•	Optimize Existing Asset Base and Pursue Third-Party Volumes. We will seek to enhance the profitability of our existing assets by pursuing opportunities to add Tesoro and third-party volumes, improve operating efficiencies and increase utilization.

Competitive Strengths

We believe we are well positioned to achieve our primary business objectives and execute our business strategies based on the following competitive strengths:

•	Long-Term, Fee-Based Contracts. Initially, we will generate a substantial majority of our revenue under long-term, fee-based contracts with Tesoro that include minimum volume commitments and fees that are indexed for inflation. These contracts should promote cash flow stability and minimize our direct exposure to commodity price fluctuations.

•	Relationship with Tesoro. We have a strategic relationship with Tesoro, which we believe will provide us with a stable base of cash flows as well as opportunities for growth. Our High Plains system currently delivers all of the crude oil processed by Tesoro’s Mandan refinery, and our refined products terminals provide critical storage and distribution infrastructure for six of Tesoro’s seven refineries. In addition, we have a right of first offer to acquire certain logistics assets that will be retained by Tesoro following this offering.

•	Assets Positioned in Areas of High Demand. Our High Plains system is located in the Williston Basin, one of the most prolific onshore oil producing basins in North America, and our terminalling, transportation and storage assets are positioned in markets that the EIA projects will experience growth in demand for refined products.

•	Experienced Management Team. Our management team has significant experience in the management and operation of logistics assets and the execution of expansion and acquisition strategies. Our management team includes some of the most senior officers of Tesoro, who average over 27 years of experience in the energy industry.

•	Financial Flexibility. We believe we will have the financial flexibility to execute our growth strategy through the available capacity under our revolving credit facility and our ability to access the debt and equity capital markets.

Growth Opportunities

Crude Oil Gathering.  We believe there are a number of potential growth opportunities that capitalize on the strategic position of our High Plains system within the Bakken Shale/Williston Basin area, ranging from projects with modest capital requirements to larger greenfield projects that would require a larger investment. For example, we could increase the volume of third-party crude oil that we ship on our High Plains system by making outlet connections to several existing third-party pipelines. We could also increase the throughput capacity of this system through the addition of pumping capacity or the construction of additional gathering infrastructure.

Terminalling, Transportation and Storage.  We believe our growth in this segment will primarily be driven by pursuing opportunities to increase Tesoro and third-party volumes and by completing organic growth and expansion projects, including those constructed by Tesoro and purchased by us after construction is completed. For example, we intend to add ethanol blending capabilities to several of our terminals where there is existing demand. Additionally, we believe we are well positioned to expand our business at our existing terminals to handle additional Tesoro volumes on a more cost-effective basis than competing third-party terminals.

Our Relationship with Tesoro

One of our principal strengths is our relationship with Tesoro. Tesoro is the third largest independent refiner in the United States by crude capacity and owns and operates seven refineries that serve markets in Alaska, Arizona, California, Hawaii, Idaho, Minnesota, Nevada, North Dakota, Oregon, Utah, Washington and Wyoming. Tesoro also sells transportation fuels and convenience products in 15 states through a network of over 800 retail stations, primarily under the Tesoro®, Mirastar®, Shell®, and USA Gasolinetm brands. For the year ended December 31, 2009, Tesoro had consolidated revenues of approximately $16.9 billion, an operating loss of $57 million, a net loss of $140 million and, as of December 31, 2009, had consolidated total assets of approximately $8.1 billion. Tesoro Corporation’s common stock trades on the New York Stock Exchange (NYSE) under the symbol “TSO.”

Following the completion of this offering, Tesoro will continue to own and operate substantial crude oil and refined products logistics assets and will retain a significant interest in us through its ownership of a     % limited partner interest and a 2.0% general partner interest in us, as well as all of our incentive distribution rights. Given Tesoro’s significant ownership in us following this offering and its intent to use us as the primary vehicle to grow its logistics operations, we believe Tesoro will be motivated to promote and support the successful execution of our business strategies. In particular, we believe it will be in Tesoro’s best interest for it to contribute additional logistics assets to us over time and to facilitate organic growth opportunities and accretive acquisitions from third parties, although Tesoro is under no obligation to contribute any assets to us or accept any offer for its assets that we may choose to make.

In addition to the commercial agreements we will enter into with Tesoro upon the closing of this offering, we will enter into an omnibus agreement and an operational services agreement with Tesoro. Under the omnibus agreement, subject to certain exceptions, Tesoro will agree not to engage in the business of owning or operating crude oil or refined products pipelines, terminals or storage facilities in the United States that are not integral to a Tesoro refinery. Additionally, under the omnibus agreement, Tesoro will grant us a right of first offer to acquire certain of its retained logistics assets, including terminals, pipelines, docks, storage facilities and other related logistic assets located in Alaska, California and Washington, to the extent it decides to sell any of those assets. As of September 30, 2010, the aggregate gross book value of the retained logistics assets on which we have a right of first offer was approximately $240.0 million, as compared to an aggregate gross book value of approximately $190.0 million for the assets being contributed to us in connection with this offering. The consideration to be paid by us for retained logistics assets offered to us by Tesoro, if any, as well as the consummation and timing of any acquisition by us of these assets, would depend upon, among other things, the timing of Tesoro’s decision to sell these assets and our ability to successfully negotiate a price and other purchase terms for these assets. Management of our general partner will negotiate the terms of any acquisition with management of Tesoro, subject to approval of our general partner’s board of directors and, if our general partner’s board of directors so authorizes, the conflicts committee of our general partner’s board of directors. The omnibus agreement will also address our payment of a fee to Tesoro for the provision of various centralized corporate services, Tesoro’s reimbursement of us for certain maintenance capital expenditures, and Tesoro’s indemnification of us for certain matters, including environmental, title and tax matters. Please read “Certain Relationships and Related Party Transactions — Agreements Governing the Transactions — Omnibus Agreement” beginning on page 139.

Under the operational services agreement, we will reimburse Tesoro for the provision of certain operational services to us in support of our assets, and we will also pay Tesoro an annual fee for operational services performed by certain of Tesoro’s field-level employees at our Mandan, North Dakota terminal and our Salt Lake City, Utah storage facility. Please read “Certain Relationships and Related Party Transactions — Agreements Governing the Transactions — Operational Services Agreement” beginning on page 143.

We believe the terms and conditions of all of our initial agreements with Tesoro are generally no less favorable to either party than those that could have been negotiated with unaffiliated parties with respect to similar services.

While our relationship with Tesoro and its subsidiaries is a significant strength, it is also a source of potential conflicts. Please read “Conflicts of Interest and Fiduciary Duties” beginning on page 152 and “Risk Factors — Risks Inherent in an Investment in Us — Our general partner and its affiliates, including Tesoro, have conflicts of interest with us and limited fiduciary duties, and they may favor their own interests to the detriment of us and our common unitholders. Additionally, we have no control over Tesoro’s business decisions and operations and Tesoro is under no obligation to adopt a business strategy that favors us” on page 32.

Risk Factors

An investment in our common units involves risks associated with our business, our partnership structure and the tax characteristics of our common units. You should carefully consider the following risk factors, the other risks described in “Risk Factors” and the other information in this prospectus before deciding whether to invest in our common units. The following risks are discussed in more detail in “Risk Factors” beginning on page 17.

•	Tesoro Corporation accounts for substantially all of our revenues. Additionally, conflicts of interest may arise between Tesoro and its affiliates, including our general partner, on the one hand, and us and our unitholders, on the other hand. If Tesoro changes its business strategy, is unable to satisfy its obligations under our commercial agreements for any reason or significantly reduces the volumes transported through our pipelines or handled at our terminals, our revenues would decline and our financial condition, results of operations, cash flows and ability to make distributions to our unitholders would be adversely affected.

•	We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements to our general partner and its affiliates, to enable us to pay the minimum quarterly distribution to our unitholders.

•	Tesoro may suspend, reduce or terminate its obligations under our commercial agreements in some circumstances, which would have a material adverse effect on our financial condition, results of operations, cash flows and ability to make distributions to unitholders.

•	Tesoro’s level of indebtedness, the terms of its borrowings and its credit ratings could adversely affect our ability to grow our business, our ability to make cash distributions to our unitholders and our credit ratings and profile. Our ability to obtain credit in the future may also be affected by Tesoro’s credit rating.

•	A material decrease in the refining margins at Tesoro’s refineries could materially reduce the volumes of crude oil or refined products that we handle, which could adversely affect our financial condition, results of operations, cash flows and ability to make distributions to our unitholders.

•	We may not be able to significantly increase our third-party revenue due to competition and other factors, which could limit our ability to grow and extend our dependence on Tesoro.

•	Our general partner and its affiliates, including Tesoro, have conflicts of interest with us and limited fiduciary duties, and they may favor their own interests to the detriment of us and our common unitholders. Additionally, we have no control over Tesoro’s business decisions and operations, and Tesoro is under no obligation to adopt a business strategy that favors us.

•	Unitholders have very limited voting rights and, even if they are dissatisfied, they cannot remove our general partner without its consent.

•	Our tax treatment depends on our status as a partnership for federal income tax purposes. If the Internal Revenue Service were to treat us as a corporation for federal income tax purposes, which would subject us to entity-level taxation, then our cash available for distribution to our unitholders would be substantially reduced.

•	Our unitholders’ share of our income will be taxable to them for federal income tax purposes even if they do not receive any cash distributions from us.

The Transactions

We were formed in December 2010 by Tesoro Corporation and its wholly owned subsidiary, Tesoro Logistics GP, LLC, our general partner, to own, operate, develop and acquire crude oil and refined products logistics assets. In connection with the closing of this offering, Tesoro will contribute all of our predecessor’s assets and operations to us (excluding working capital and other noncurrent liabilities).

Additionally, at the closing of this offering the following transactions will occur:

•	we will issue common units and subordinated units to Tesoro, representing an aggregate % limited partner interest in us, and general partner units, representing a 2.0% general partner interest in us, and all of our incentive distribution rights to our general partner;

•	we will issue common units to the public in this offering, representing a % limited partner interest in us, and will apply the net proceeds as described in “Use of Proceeds” on page 46;

•	we will enter into a new $150.0 million revolving credit facility, under which we will borrow $50.0 million to fund an additional cash distribution to Tesoro;

•	Tesoro will enter into multiple long-term commercial agreements with us; and

•	Tesoro will enter into an omnibus agreement and an operational services agreement with us.

Organizational Structure After the Transactions

The following simplified diagram depicts our organizational structure after giving effect to the transactions described above.

After giving effect to the transactions, our units will be held as follows:

Public common units	%
Tesoro common units	%
Tesoro subordinated units	%
General partner units	2.0%

Total	100%

Management of Tesoro Logistics LP

We are managed and operated by the board of directors and executive officers of Tesoro Logistics GP, LLC, our general partner. Tesoro is the sole owner of our general partner and has the right to appoint the entire board of directors of our general partner. Unlike shareholders in a publicly traded corporation, our unitholders will not be entitled to elect our general partner or the board of directors of our general partner. Some of the executive officers and directors of our general partner currently serve as executive officers and directors of Tesoro. For more information about the directors and executive officers of our general partner, please read “Management — Directors and Executive Officers of Tesoro Logistics GP, LLC” beginning on page 125.

In order to maintain operational flexibility, our operations will be conducted through, and our operating assets will be owned by, various operating subsidiaries. However, neither we nor our subsidiaries have any employees. Our general partner has the sole responsibility for providing the personnel necessary to conduct our operations, whether through directly hiring employees or by obtaining the services of personnel employed by Tesoro or others. All of the personnel that will conduct our business immediately following the closing of this offering will be employed by our general partner and its affiliates, including Tesoro, but we sometimes refer to these individuals in this prospectus as our employees.

Principal Executive Offices and Internet Address

Our principal executive offices are located at 19100 Ridgewood Parkway, San Antonio, Texas 78259-1828, and our telephone number is (210) 626-6000. Following the completion of this offering, our website will be located at www.          .com. We expect to make our periodic reports and other information filed with or furnished to the Securities and Exchange Commission (SEC) available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

Summary of Conflicts of Interest and Fiduciary Duties

Our general partner has a legal duty to manage us in a manner beneficial to our unitholders. This legal duty originates in statutes and judicial decisions and is commonly referred to as a “fiduciary duty.” However, because our general partner is a wholly owned subsidiary of Tesoro, the officers and directors of our general partner have fiduciary duties to manage the business of our general partner in a manner beneficial to Tesoro. As a result of this relationship, conflicts of interest may arise in the future between us and our unitholders, on the one hand, and our general partner and its affiliates, including Tesoro, on the other hand. For example, our general partner will be entitled to make determinations that affect the amount of cash distributions we make to the holders of common units, which in turn has an effect on whether our general partner receives incentive cash distributions. In addition, our general partner may determine to manage our business in a way that directly benefits Tesoro’s refining or marketing businesses, whether by causing us not to seek higher tariff rates and terminalling fees with third-party customers or otherwise, rather than indirectly benefitting Tesoro solely through its ownership interests in us. For a more detailed description of the conflicts of interest and fiduciary duties of our general partner, please read “Conflicts of Interest and Fiduciary Duties” beginning on page 152.

Our partnership agreement limits the liability and reduces the fiduciary duties of our general partner to our unitholders. Our partnership agreement also restricts the remedies available to unitholders for actions that might otherwise constitute breaches of our general partner’s fiduciary duties. By purchasing a common unit, the purchaser agrees to be bound by the terms of our partnership agreement, and pursuant to the terms of our partnership agreement each holder of common units consents to various actions and potential conflicts of interest contemplated in the partnership agreement that might otherwise be considered a breach of fiduciary or other duties under Delaware law.

The Offering

Common units offered to the public	common units.

common units if the underwriters exercise in full their option to purchase additional common units from us.

Units outstanding after this offering	common units and subordinated units, each representing a 49.0% limited partner interest in us.

Use of proceeds	We expect to receive net proceeds of $ million from this offering, after deducting underwriting discounts, a structuring fee, an advisory fee and estimated offering expenses. We intend to retain $3.0 million of the net proceeds for working capital purposes, and $ million to make a cash distribution to Tesoro, in part to reimburse Tesoro for certain capital expenditures incurred with respect to the assets contributed to us.

At the closing of this offering, we will borrow $50.0 million under our revolving credit facility, all of which will be used to fund an additional cash distribution to Tesoro.

The net proceeds from any exercise by the underwriters of their option to purchase additional common units from us will be used to redeem from Tesoro a number of common units equal to the number of common units issued upon exercise of the option at a price per common unit equal to the proceeds per common unit before expenses but after deducting underwriting discounts and the structuring fee.

Cash distributions	We intend to make a minimum quarterly distribution of $ per unit to the extent we have sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner.

For the quarter in which this offering closes, we will pay a prorated distribution on our units covering the period from the completion of this offering through , 2011, based on the actual length of that period.

In general, we will pay any cash distributions we make each quarter in the following manner:

• first, 98.0% to the holders of common units and 2.0% to our general partner, until each common unit has received a minimum quarterly distribution of $ plus any arrearages from prior quarters;

• second, 98.0% to the holders of subordinated units and 2.0% to our general partner, until each subordinated unit has received a minimum quarterly distribution of $ ; and

• third, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until each unit has received a distribution of $ .

If cash distributions to our unitholders exceed $ per unit in any quarter, our general partner will receive, in addition to distributions on its 2.0% general partner interest, increasing percentages, up to 48.0%, of the cash we distribute in excess of that amount. We refer to these distributions as “incentive distributions.” In certain circumstances, our general partner, as the initial holder of our incentive distribution rights, has the right to reset the target distribution levels described above to higher levels based on our cash distributions at the time of the exercise of this reset election. Please read “Provisions of our Partnership Agreement Relating to Cash Distributions” beginning on page 62.

Pro forma cash available for distribution generated during the year ended December 31, 2009 and the twelve months ended September 30, 2010 was approximately $43.2 million and $46.7 million, respectively. The amount of available cash we need to pay the minimum quarterly distribution for four quarters on our common units and subordinated units to be outstanding immediately after this offering and the corresponding distribution on our 2.0% general partner interest is approximately $ million (or an average of approximately $ million per quarter). As a result, for the year ended December 31, 2009 and the twelve months ended September 30, 2010, on a pro forma basis, we would have generated available cash sufficient to pay the full minimum quarterly distribution on all of our common units, and our subordinated units during those periods. Please read “Cash Distribution Policy and Restrictions on Distributions — Unaudited Pro Forma Available Cash for the Year Ended December 31, 2009 and the Twelve Months Ended September 30, 2010” beginning on page 51.

We believe, based on our financial forecast and related assumptions included in “Cash Distribution Policy and Restrictions on Distributions — Estimated EBITDA for the Year Ending December 31, 2011” that we will have sufficient available cash to pay the minimum quarterly distribution of $ on all of our units and the corresponding distribution on our general partner’s 2.0% interest for the year ending December 31, 2011. However, we do not have a legal obligation to pay distributions at our minimum quarterly distribution rate or at any other rate except as provided in our partnership agreement, and there is no guarantee that we will make quarterly cash distributions to our unitholders. Please read “Cash Distribution Policy and Restrictions on Distributions” beginning on page 49.

Subordinated units	Tesoro will initially own all of our subordinated units. The principal difference between our common units and subordinated units is that in any quarter during the subordination period, the subordinated units will not be entitled to receive any distribution until the common units have received the minimum quarterly distribution plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages.

Conversion of subordinated units	The subordination period will end on the first business day after we have earned and paid at least (1) $ (the minimum quarterly distribution on an annualized basis) on each outstanding unit and the corresponding distribution on our general partner’s 2.0%

interest for each of three consecutive, non-overlapping four quarter periods ending on or after , 2014 or (2) $ (150.0% of the annualized minimum quarterly distribution) on each outstanding unit and the corresponding distributions on our general partner’s 2.0% interest and the incentive distribution rights for the four-quarter period immediately preceding that date, in each case provided there are no arrearages on our common units at that time.

The subordination period also will end upon the removal of our general partner other than for cause if no subordinated units or common units held by the holders of subordinated units or their affiliates are voted in favor of that removal.

When the subordination period ends, all subordinated units will convert into common units on a one-for-one basis, and all common units thereafter will no longer be entitled to arrearages. Please read “Provisions of our Partnership Agreement Relating to Cash Distributions — Subordination Period” beginning on page 65.

Issuance of additional units	Our partnership agreement authorizes us to issue an unlimited number of additional units without the approval of our unitholders. Please read “Units Eligible for Future Sale” beginning on page 174 and “The Partnership Agreement — Issuance of Additional Securities” beginning on page 164.

Limited voting rights	Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, our unitholders will have only limited voting rights on matters affecting our business. Our unitholders will have no right to elect our general partner or its directors on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. Upon consummation of this offering, Tesoro will own an aggregate of % of our common and subordinated units (or % of our common and subordinated units, if the underwriters exercise their option to purchase additional common units in full). This will give Tesoro the ability to prevent the removal of our general partner. Please read “The Partnership Agreement — Voting Rights” beginning on page 162.

Limited call right	If at any time our general partner and its affiliates own more than 75% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all of the remaining common units at a price equal to the greater of (1) the average of the daily closing price of our common units over the 20 trading days preceding the date that is three days before notice of exercise of the call right is first mailed and (2) the highest per-unit price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. Please read “The Partnership Agreement — Limited Call Right” beginning on page 170.

Estimated ratio of taxable income to distributions	We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending December 31, 2013, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be approximately % of the cash distributed to you with respect to that period. For example, if you receive an annual distribution of $ per unit, we estimate that your average allocable federal taxable income per year will be no more than approximately $ per unit. Thereafter, the ratio of allocable taxable income to cash distributions to you could substantially increase. Please read “Material Federal Income Tax Consequences — Tax Consequences of Unit Ownership — Ratio of Taxable Income to Distributions” on page 178 for the basis of this estimate.

Material federal income tax consequences	For a discussion of the material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read “Material Federal Income Tax Consequences” beginning on page 175.

Exchange listing	We intend to apply to list our common units on the New York Stock Exchange under the symbol “TLLP.”

Summary Historical and Pro Forma Combined Financial and Operating Data

The following table shows summary historical combined financial and operating data of Tesoro Logistics LP Predecessor, our predecessor for accounting purposes, and summary pro forma combined financial and operating data of Tesoro Logistics LP for the periods and as of the dates indicated. The summary historical combined financial data of our predecessor for the years ended December 31, 2007, 2008 and 2009 are derived from the audited combined financial statements of our predecessor appearing elsewhere in this prospectus. The summary historical combined financial data of our predecessor for the nine months ended September 30, 2009 and 2010 are derived from the unaudited combined financial statements of our predecessor appearing elsewhere in this prospectus. The following table should be read together with, and is qualified in its entirety by reference to, the historical and unaudited pro forma combined financial statements and the accompanying notes included elsewhere in this prospectus. The table should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 80.

The summary pro forma combined financial data presented in the following table for the year ended December 31, 2009 and as of and for the nine months ended September 30, 2010 are derived from the unaudited pro forma combined financial statements included elsewhere in this prospectus. The pro forma balance sheet assumes that the offering and the related transactions occurred as of September 30, 2010, and the pro forma statements of operations for the year ended December 31, 2009 and the nine months ended September 30, 2010 assume that the offering and the related transactions occurred as of January 1, 2009. These transactions include, and the pro forma financial data give effect to, the following:

•	Tesoro’s contribution of all of our predecessor’s assets and operations to us (excluding working capital and other noncurrent liabilities);

•	our execution of multiple long-term commercial agreements with Tesoro and recognition of incremental revenues under those agreements that were not recognized by our predecessor;

•	certain intrastate tariff increases on our High Plains pipeline system;

•	our execution of an omnibus agreement and an operational services agreement with Tesoro;

•	the consummation of this offering and our issuance of common units to the public, general partner units and the incentive distribution rights to our general partner and common units and subordinated units to Tesoro; and

•	the application of the net proceeds of this offering, together with the proceeds from borrowings under our revolving credit facility, as described in “Use of Proceeds” on page 46.

The pro forma combined financial data do not give effect to the estimated $3.0 million in incremental annual general and administrative expenses we expect to incur as a result of being a separate publicly traded partnership.

Our assets have historically been a part of the integrated operations of Tesoro, and our predecessor generally recognized only the costs, but not the revenue, associated with the short-haul pipeline transportation, terminalling, storage or trucking services provided to Tesoro on an intercompany basis. Accordingly, the revenues in our predecessor’s historical combined financial statements relate only to amounts received from third parties for these services and amounts received from Tesoro with respect to transportation regulated by the Federal Energy Regulatory Commission (FERC) and the North Dakota Public Service Commission (NDPSC) on our High Plains pipeline system. For this reason, as well as the other factors described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview — Factors Affecting the Comparability of Our Financial Results” beginning on page 83, our future results of operations will not be comparable to our predecessor’s historical results.

The following table presents the non-GAAP financial measure of EBITDA, which we use in our business as a measure of performance and liquidity. For a definition of EBITDA and a reconciliation to our most directly comparable financial measures calculated and presented in accordance with GAAP, please see “Non-GAAP Financial Measure” on page 16.

						Tesoro Logistics LP
	Tesoro Logistics LP Predecessor Historical					Pro Forma
				Nine Months				Nine Months
				Ended		Year Ended		Ended
	Year Ended December 31,			September 30,		December 31,		September 30,
	2007	2008	2009	2009	2010	2009		2010
				(Unaudited)		(Unaudited)
	(In thousands, except per unit data and operating information)

Statement of Operations Data:
REVENUES(1):
Crude oil gathering	$20,646	$21,190	$19,422	$14,239	$14,177		$48,827		$37,461
Terminalling, transportation and storage	3,251	3,297	3,237	2,324	2,797		42,136		33,165

Total Revenues	$23,897	$24,487	$22,659	$16,563	$16,974		$90,963		$70,626
Operating and maintenance expense(2)	26,858	29,741	32,566	24,209	25,990		35,499		28,832
Depreciation expense	6,342	6,625	8,820	6,975	5,983		8,820		5,983
General and administrative expense(3)	2,800	2,525	3,141	2,340	2,337		4,008		3,006

OPERATING INCOME (LOSS)	(12,103)	(14,404)	(21,868)	(16,961)	(17,336)		42,636		32,805
Interest expense, net(4)	—	—	—	—	—		2,306		1,730

NET INCOME (LOSS)	$(12,103)	$(14,404)	$(21,868)	$(16,961)	$(17,336)		$40,330		$31,075

General partner interest in net income						$		$
Common unitholders interest in net income						$		$
Subordinated unitholders interest in net income						$		$
Pro forma net income (loss) per common unit						$		$
Pro forma net income (loss) per subordinated unit						$		$
Balance Sheet Data (at period end):
Property, Plant and Equipment, net	127,226	$138,785	$138,055	$139,049	$133,151				$133,151
Total Assets	130,752	141,697	141,215	142,295	136,811				138,151
Total Liabilities	5,404	8,686	5,499	5,664	6,267				50,000
Total Division Equity/Partners’ Capital	125,348	133,011	135,716	136,631	130,544				88,151
Cash Flow Data:
Net cash from (used in):
Operating activities	$(5,703)	$(6,045)	$(12,324)	$(9,286)	$(9,997)
Investing activities	(19,050)	(16,022)	(12,249)	(11,295)	(2,167)
Financing activities	$24,753	22,067	$24,573	$20,581	$12,164
Other Financial Data:
EBITDA(5)	$(5,761)	$(7,779)	$(13,048)	$(9,986)	(11,353)		51,456		38,788
Capital expenditures:
Maintenance	$3,713	$8,475	$3,319	$2,688	$1,297		$3,319		$1,297
Expansion(6)	15,527	10,186	5,915	5,626	289		5,915		289

Total	$19,240	$18,661	$9,234	$8,314	$1,586		$9,234		$1,586
Operating Information:
Crude oil gathering segment:
Pipeline throughput (bpd)(7)	56,232	54,737	52,806	52,645	47,954		52,806		47,954
Average pipeline revenue per barrel(8)	$1.01	$1.06	$1.01	$0.99	$1.08		$1.28		$1.38
Trucking volume (bpd)	18,560	23,752	22,963	22,571	23,386		22,963		23,386
Average trucking revenue per barrel(8)							$2.88		$3.03
Terminalling, transportation and storage segment:
Terminal throughput (bpd)(9)	103,305	112,868	113,135	112,031	113,964		113,135		113,964
Average terminal revenue per barrel(8)							$0.77		$0.82
Short-haul pipeline throughput (bpd)	60,395	60,894	56,942	58,537	52,798		56,942		52,798
Average short-haul pipeline revenue per barrel							$0.25		$0.25
Storage capacity reserved (shell capacity barrels)							878,000		878,000
Storage per shell capacity barrel (per month)							$0.50		$0.50

(1)	Pro forma revenues reflect recognition of affiliate revenues generated by pipeline and terminal assets to be contributed to us at the closing of this offering that were not previously recorded in the historical financial records of Tesoro Logistics LP Predecessor. Product volumes used in the calculations are historical volumes transported or terminalled through facilities included in the Tesoro Logistics LP Predecessor financial statements. Tariff rates and service fees were calculated using the rates and fees in the commercial agreements to be entered into with Tesoro at the closing of this offering and tariff rates on our High Plains pipeline system to be in effect at the time of closing of this offering.

(2)	Operating and maintenance expense includes losses on fixed asset disposals. Operating and maintenance expense in 2009 includes a $1.1 million loss on fixed asset disposals primarily related to the retirement of a portion of our Los Angeles terminal. Pro forma operating and maintenance expense for the year ended December 31, 2009 and for the nine months ended September 30, 2010 includes incremental operating and maintenance expenses primarily related to purchased additives, inspection and port charges, and insurance premiums for business interruption and property insurance.

(3)	Pro forma general and administrative expenses have been adjusted to give effect to the annual corporate services fee of $2.5 million that we will pay to Tesoro under the omnibus agreement for providing treasury, accounting, legal and other general and administrative services as well as higher employee-related expenses of $0.9 million, but do not include the estimated $3.0 million in incremental annual general and administrative expenses we expect to incur as a result of being a separate publicly traded partnership.

(4)	Pro forma interest expense is related to expected borrowings under our revolving credit facility, commitment fees on the unutilized portion of our revolving credit facility and amortization of related debt issuance costs. Interest expense is calculated assuming an estimated annual interest rate of 2.8%. If the actual interest rate increases or decreases by 1.0%, pro forma interest expense would increase or decrease by approximately $0.5 million per year.

(5)	EBITDA is defined in “Non-GAAP Financial Measure” below.

(6)	Expansion capital expenditures reflect the $12.6 million acquisition of our Los Angeles terminal in May 2007 and a $3.5 million truck rack expansion project at this terminal in 2008.

(7)	Pro forma and historical pipeline throughput for the nine months ended September 30, 2010 include the effects of a scheduled turnaround at Tesoro’s Mandan refinery in April and May of 2010.

(8)	Average pipeline revenue per barrel includes tariffs for committed and uncommitted volumes of crude oil under the pipeline transportation services agreement to be entered into with Tesoro at the closing of this offering, as well as fees for the injection of crude oil into the pipeline system from trucking receipt points, which we refer to as pumpover fees. Average trucking service revenue per barrel includes tank usage fees and fees for providing trucking, dispatching, accounting and data services under the trucking transportation services agreement to be entered into with Tesoro at the closing of this offering. Average terminal revenue per barrel includes terminal throughput fees as well as ancillary services fees for ethanol blending and additive injection.

(9)	Terminal throughput includes throughput from our Los Angeles terminal following its acquisition by Tesoro in May 2007.

Non-GAAP Financial Measure

We define EBITDA as net income (loss) before net interest expense, income tax expense, depreciation and amortization expense. EBITDA is used as a supplemental financial measure by management and by external users of our financial statements, such as investors and commercial banks, to assess:

•	our operating performance as compared to those of other companies in the logistics business, without regard to financing methods, historical cost basis or capital structure;

•	the ability of our assets to generate sufficient cash flow to make distributions to our partners;

•	our ability to incur and service debt and fund capital expenditures; and

•	the viability of acquisitions and other capital expenditure projects and the returns on investment of various investment opportunities.

We believe that the presentation of EBITDA in this prospectus provides information useful to investors in assessing our financial condition and results of operations. The GAAP measures most directly comparable to EBITDA are net income (loss) and net cash from (used in) operating activities. EBITDA should not be considered an alternative to net income (loss), operating income, net cash from (used in) operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA excludes some, but not all, items that affect net income and operating income, and these measures may vary among other companies. As a result, EBITDA as presented below may not be comparable to similarly titled measures of other companies.

The following table presents a reconciliation of EBITDA, to net income (loss) and net cash from (used in) operating activities, the most directly comparable GAAP financial measures, on a historical basis and pro forma basis, as applicable, for each of the periods indicated.

	Tesoro Logistics LP Predecessor Historical					Tesoro Logistics LP Pro Forma
				Nine Months			Nine Months
				Ended		Year Ended	Ended
	Years Ended December 31,			September 30,		December 31,	September 30,
	2007	2008	2009	2009	2010	2009	2010
				(Unaudited)		(Unaudited)
	(In thousands)

Reconciliation of EBITDA to net income (loss):
Net Income (Loss)	$(12,103)	$(14,404)	$(21,868)	$(16,961)	$(17,336)	$40,330	$31,075
Add:
Depreciation expense	6,342	6,625	8,820	6,975	5,983	8,820	5,983
Interest expense, net	—	—	—	—	—	2,306	1,730

EBITDA	$(5,761)	$(7,779)	$(13,048)	$(9,986)	$(11,353)	$51,456	$38,788

Reconciliation of EBITDA to net cash from (used in) operating activities:
Net cash from (used in) operating activities	$(5,703)	$(6,045)	$(12,324)	$(9,286)	$(9,997)
Changes in assets and liabilities	167	(1,258)	390	343	(850)
Loss on asset disposals	(225)	(476)	(1,114)	(1,043)	(506)

EBITDA	$(5,761)	$(7,779)	$(13,048)	$(9,986)	$(11,353)

RISK FACTORS

Limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. You should carefully consider the following risk factors together with all of the other information included in this prospectus in evaluating an investment in our common units.

If any of the following risks were actually to occur, our business, financial condition, results of operations and our cash flows could be materially adversely affected. In that case, we might not be able to pay distributions on our common units, the trading price of our common units could decline, and you could lose all or part of your investment.

Risks Related to Our Business

Tesoro accounts for substantially all of our revenues. Additionally, conflicts of interest may arise between Tesoro and its affiliates, including our general partner, on the one hand, and us and our unitholders, on the other hand. If Tesoro changes its business strategy, is unable to satisfy its obligations under our commercial agreements for any reason or significantly reduces the volumes transported through our pipelines or handled at our terminals, our revenues would decline and our financial condition, results of operations, cash flows and ability to make distributions to our unitholders would be adversely affected.

For each of the year ended December 31, 2009 and the nine months ended September 30, 2010, Tesoro accounted for approximately 96% of our pro forma revenues. Tesoro is the primary shipper on our High Plains system and has historically operated the system solely to supply its Mandan, North Dakota refinery and not as a stand-alone business. Tesoro is also our primary customer in our terminalling, transportation and services segment. As we expect to continue to derive the substantial majority of our revenues from Tesoro for the foreseeable future, we are subject to the risk of nonpayment or nonperformance by Tesoro under our commercial agreements. Any event, whether in our areas of operation or otherwise, that materially and adversely affects Tesoro’s financial condition, results of operations or cash flows may adversely affect our ability to sustain or increase cash distributions to our unitholders. Accordingly, we are indirectly subject to the operational and business risks of Tesoro, some of which are related to the following:

•	the effects of the global economic downturn on Tesoro’s business and the business of its suppliers, customers, business partners and lenders;

•	the risk of contract cancellation, non-renewal or failure to perform by Tesoro’s customers, and Tesoro’s inability to replace such contracts and/or customers;

•	disruptions due to equipment interruption or failure at Tesoro’s facilities, such as the recent fire at Tesoro’s Anacortes, Washington refinery, or at third-party facilities on which Tesoro’s business is dependent;

•	the timing and extent of changes in commodity prices and demand for Tesoro’s refined products, and the availability and costs of crude oil and other refinery feedstocks;

•	Tesoro’s ability to remain in compliance with the terms of its outstanding indebtedness;

•	changes in the cost or availability of third-party pipelines, terminals and other means of delivering and transporting crude oil, feedstocks and refined products;

•	state and federal environmental, economic, health and safety, energy and other policies and regulations, and any changes in those policies and regulations;

•	environmental incidents and violations and related remediation costs, fines and other liabilities; and

•	changes in crude oil and refined product inventory levels and carrying costs.

Additionally, Tesoro continually considers opportunities presented by third parties with respect to its refinery assets. These opportunities may include offers to purchase and joint venture propositions. Tesoro may also change its refineries’ operations by constructing new facilities, suspending or reducing certain operations, modifying or closing facilities or terminating operations. Changes may be considered to meet market demands, to satisfy regulatory requirements or environmental and safety objectives, to improve operational efficiency or for other reasons. Tesoro actively manages its assets and operations, and, therefore, changes of some nature, possibly material to its business relationship with us, are likely to occur at some point in the future.

Furthermore, conflicts of interest may arise between Tesoro and its affiliates, including our general partner, on the one hand, and us and our unitholders, on the other hand. We have no control over Tesoro, our largest source of revenue and our primary customer, and Tesoro may elect to pursue a business strategy that does not favor us and our business. Please read “— Risks Inherent in an Investment in Us — Our general partner and its affiliates, including Tesoro, have conflicts of interest with us and limited fiduciary duties, and they may favor their own interests to the detriment of us and our common unitholders. Additionally, we have no control over Tesoro’s business decisions and operations, and Tesoro is under no obligation to adopt a business strategy that favors us” on page 32.

We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements to our general partner and its affiliates, to enable us to pay the minimum quarterly distribution to our unitholders.

In order to pay the minimum quarterly distribution of $      per unit per quarter, or $      per unit per year, we will require available cash of approximately $      million per quarter, or approximately $      million per year, based on the number of common units, subordinated units and general partner units to be outstanding immediately after completion of this offering. We may not have sufficient available cash from operating surplus each quarter to enable us to pay the minimum quarterly distribution. The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on, among other things:

•	the volume of crude oil and refined products we handle;

•	the tariff rates and terminalling, trucking and storage fees with respect to volumes that we handle; and

•	prevailing economic conditions.

In addition, the actual amount of cash we will have available for distribution will also depend on other factors, some of which are beyond our control, including:

•	the amount of our operating expenses and general and administrative expenses, including reimbursements to Tesoro in respect of those expenses and payment of an annual corporate services fee to Tesoro;

•	the level of capital expenditures we make;

•	the cost of acquisitions, if any;

•	our debt service requirements and other liabilities;

•	fluctuations in our working capital needs;

•	our ability to borrow funds and access capital markets;

•	restrictions contained in our revolving credit facility and other debt service requirements;

•	the amount of cash reserves established by our general partner; and

•	other business risks affecting our cash levels.

The assumptions underlying the forecast of cash available for distribution that we include in “Cash Distribution Policy and Restrictions on Distributions” are inherently uncertain and subject to significant business, economic, financial, regulatory and competitive risks that could cause our actual cash available for distribution to differ materially from our forecast.

The forecast of cash available for distribution set forth in “Cash Distribution Policy and Restrictions on Distributions” includes our forecast of our results of operations, EBITDA and cash available for distribution for the year ending December 31, 2011. Our ability to pay the full minimum quarterly distribution in the forecast period is based on a number of assumptions that may not prove to be correct and that are discussed in “Cash Distribution Policy and Restrictions on Distributions” beginning on page 49. Our financial forecast has been prepared by management, and we have neither received nor requested an opinion or report on it from our or any other independent auditor. The assumptions underlying the forecast are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks, including those discussed in this prospectus, which could cause our EBITDA to be materially less than the amount forecasted. If we do not generate the forecasted EBITDA, we may not be able to make the minimum quarterly distribution or pay any amount on our common units or subordinated units, and the market price of our common units may decline materially.

Tesoro may suspend, reduce or terminate its obligations under our commercial agreements in some circumstances, which would have a material adverse effect on our financial condition, results of operations, cash flows and ability to make distributions to unitholders.

Our commercial agreements with Tesoro include provisions that permit Tesoro to suspend, reduce or terminate its obligations under the applicable agreement if certain events occur. These events include Tesoro deciding to permanently or indefinitely suspend refining operations at one or more of its refineries as well as our being subject to certain force majeure events that would prevent us from performing required services under the applicable agreement. Tesoro has the discretion to make such decisions notwithstanding the fact that they may significantly and adversely affect us. For instance, under the agreements, if Tesoro decides to permanently or indefinitely suspend refining operations at a refinery for a period that will continue for at least 12 consecutive months, then it may terminate the agreement on no less than 12 months’ prior written notice to us, unless it publicly announces its intent to resume operations at the refinery at least two months prior to the expiration of the 12-month notice period.

Generally, although Tesoro is not entitled to claim a force majeure event, Tesoro’s and our obligations under these agreements will be proportionately reduced or suspended to the extent that we are unable to perform under the agreements upon our declaration of a force majeure event. As defined in our commercial agreements, force majeure events include any acts or occurrences that prevent us from providing services under the applicable agreement, such as:

•	acts of God, or fires, floods or storms;

•	compliance with orders of courts or any governmental authority;

•	explosions, wars, terrorist acts, riots, strikes, lockouts or other industrial disturbances;

•	accidental disruption of service;

•	breakdown of machinery, storage tanks or pipelines and inability to obtain or unavoidable delay in obtaining material or equipment; and

•	similar events or circumstances, so long as such events or circumstances are beyond our reasonable control and could not have been prevented by our due diligence.

Accordingly, there exists a broad range of events that could result in our no longer being required to transport or distribute Tesoro’s minimum throughput commitments on our pipelines or terminals, respectively, and Tesoro no longer being required to pay the full amount of fees that would have been associated with its minimum throughput commitments. Additionally, we have no control over Tesoro’s business decisions and operations, and conflicts of interest may arise between Tesoro and its affiliates, including our general partner, on the one hand and us and our unitholders, on the other hand. Tesoro is not required to pursue a business strategy that favors us or utilizes our assets, and could elect to decrease refinery production or shut down or re-configure a refinery. These actions, as well the other activities described above, could result in a reduction or suspension of Tesoro’s obligations under one or more of our commercial agreements. Any such reduction or suspension would have a material adverse effect on our financial condition, results of operations, cash flows and ability to make distributions to unitholders. Please read “Certain Relationships and Related Party Transactions — Agreements Governing the Transactions — Commercial Agreements with Tesoro” beginning on page 143.

If Tesoro satisfies only its minimum obligations under, or if we are unable to renew or extend, the various commercial agreements we have with Tesoro, our ability to make distributions to our unitholders will be reduced.

Tesoro is not obligated to use our services with respect to volumes of crude oil or refined products in excess of the minimum volume commitments under the various commercial agreements with us. If Tesoro had satisfied only its minimum volume commitments during the past twelve months under those agreements, we would not have been able to make the minimum quarterly distribution on all outstanding units. Our ability to make the minimum quarterly distribution on all outstanding units requires that we transport additional volumes for Tesoro on our High Plains system (in excess of the minimum volume commitments under our commercial agreements), that we handle additional Tesoro and/or third-party volumes at our terminals and that Tesoro’s obligations under our commercial agreements are not suspended, reduced or terminated due to a refinery shutdown or force majeure event. In addition, the terms of Tesoro’s obligations under those agreements range from two to 10 years. If Tesoro fails to use our facilities and services after expiration of those agreements and we are unable to generate additional revenues from third parties, our ability to make cash distributions to unitholders will be reduced.

Although we believe our commercial agreements with Tesoro should provide us with stable throughput volumes on both our High Plains system and at our terminals, the rates charged for transporting, terminalling and storing such volumes and for related ancillary services vary. Accordingly, the mix of rates applied to such throughput volumes could impact the stability of our revenues.

Our commercial agreements require Tesoro to provide us with minimum throughput volumes on our High Plains system and at our terminals. Under our High Plains pipeline transportation services agreement, we will charge Tesoro for transporting crude oil from North Dakota origin points on our High Plains pipeline system pursuant to both committed and uncommitted tariff rates, and Tesoro will be obligated to transport an average of at least 49,000 bpd per month at the committed rate from North Dakota origin points to Tesoro’s Mandan refinery. The rates charged on the High Plains pipeline system for such services will vary depending on the origin point on the system from which barrels are transported. Accordingly, while we believe the agreement should provide us with a stable base of throughput volumes, our revenues generated on the High Plains pipeline system are subject to risks relative to the mix of tariff rates applied to the volumes shipped by Tesoro. Should the High Plains pipeline transportation services agreement be invalidated for any reason, all intrastate volumes would be shipped at the lower uncommitted tariff rate, thereby potentially lowering our revenues. Under our master terminalling services agreement, Tesoro is obligated to throughput a volume of refined products equal to an average of 100,000 bpd per month for all of our terminals on an aggregate basis. However, the rates that we charge for the terminalling services that we provide, including for the provision of ancillary services such as ethanol blending and additive injection, vary depending on both the service type and the terminal at which such services are provided. Variances in rates applied under our commercial agreements could impact the stability of our revenues and thus the stability of our distributions to unitholders.

If our interstate or intrastate tariffs are successfully challenged, we could be required to reduce our tariff rates, which would reduce our revenues and our ability to make distributions to our unitholders.

Tesoro has agreed not to challenge, or to cause others to challenge or assist others in challenging, our tariffs in effect during the term of our High Plains pipeline transportation services agreement with Tesoro.

This agreement does not prevent future shippers from challenging our tariffs and any related proration rules. At the end of the term of the agreement, Tesoro will be free to challenge, or to cause other parties to challenge or assist others in challenging, our tariffs in effect at that time. If any challenge were successful, Tesoro’s minimum volume commitment under our High Plains pipeline transportation services agreement could be invalidated, and all of the volumes shipped on our High Plains pipeline system would be at the lower uncommitted tariff rate. Successful challenges would reduce our revenues and our ability to make distributions to our unitholders.

Tesoro’s level of indebtedness, the terms of its borrowings and its credit ratings could adversely affect our ability to grow our business, our ability to make cash distributions to our unitholders and our credit ratings and profile. Our ability to obtain credit in the future may also be affected by Tesoro’s credit rating.

Tesoro must devote a portion of its cash flows from operating activities to service its indebtedness, and therefore cash flows may not be available for use in pursuing its growth strategy, including the expansion of its logistics operations. Furthermore, a higher level of indebtedness at Tesoro in the future increases the risk that it may default on its obligations to us under our commercial agreements. As of September 30, 2010, Tesoro had long-term indebtedness of approximately $1.85 billion. The covenants contained in the agreements governing Tesoro’s outstanding and future indebtedness may limit its ability to borrow additional funds for development and make certain investments and may directly or indirectly impact our operations in a similar manner. For example, Tesoro’s indebtedness requires that any transactions it enters into with us must be on terms no less favorable to Tesoro than those that could have been obtained with an unrelated person. Furthermore, in the event that Tesoro were to default under certain of its debt obligations, there is a risk that Tesoro’s creditors would attempt to assert claims against our assets during the litigation of their claims against Tesoro. The defense of any such claims could be costly and could materially impact our financial condition, even absent any adverse determination. In the event these claims were successful, our ability to meet our obligations to our creditors, make distributions and finance our operations could be materially adversely affected.

Tesoro’s long-term credit ratings are currently below investment grade. If these ratings are lowered in the future, the interest rate and fees Tesoro pays on its revolving credit facilities may increase. In addition, although we will not have any indebtedness rated by any credit rating agency at the closing of this offering, we may have rated debt in the future. Credit rating agencies will likely consider Tesoro’s debt ratings when assigning ours because of Tesoro’s ownership interest in us, the significant commercial relationships between Tesoro and us, and our reliance on Tesoro for substantially all of our revenues. If one or more credit rating agencies were to downgrade the outstanding indebtedness of Tesoro, we could experience an increase in our borrowing costs or difficulty accessing the capital markets. Such a development could adversely affect our ability to grow our business and to make cash distributions to our unitholders.

Our logistics operations and Tesoro’s refining operations are subject to many risks and operational hazards, some of which may result in business interruptions and shutdowns of our or Tesoro’s facilities and damages for which we may not be fully covered by insurance. If a significant accident or event occurs that results in business interruption or shutdown for which we are not adequately insured, our operations and financial results could be adversely affected.

Our logistics operations are subject to all of the risks and operational hazards inherent in transporting and storing crude oil and refined products, including:

•	damages to pipelines and facilities, related equipment and surrounding properties caused by earthquakes, floods, fires, severe weather, explosions and other natural disasters and acts of terrorism;

•	mechanical or structural failures at our facilities or at third-party facilities on which our operations are dependent, including Tesoro’s facilities;

•	curtailments of operations relative to severe seasonal weather;

•	inadvertent damage to pipelines from construction, farm and utility equipment; and

•	other hazards.

These risks could result in substantial losses due to personal injury and/or loss of life, severe damage to and destruction of property and equipment and pollution or other environmental damage, as well as business interruptions or shutdowns of our facilities. Any such event or unplanned shutdown could have a material adverse effect on our business, financial condition and results of operations. In addition, Tesoro’s refining operations, on which our operations are substantially dependent, are subject to similar operational hazards and risks inherent in refining crude oil. A serious accident at our facilities or at Tesoro’s facilities, such as the April 2010 fire at Tesoro’s Anacortes refinery, could result in serious injury or death to employees of our general partner or its affiliates or contractors and could expose us to significant liability for personal injury claims and reputational risk. We have no control over the operations at Tesoro’s refineries and their associated pipelines.

We do not maintain insurance coverage against all potential losses and could suffer losses for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage. We carry separate policies of property and business interruption insurance and are insured under Tesoro’s liability policies and we are subject to Tesoro’s policy limits. The occurrence of an event that is not fully covered by insurance or failure by one or more insurers to honor its coverage commitments for an insured event could have a material adverse effect on our business, financial condition and results of operations.

A material decrease in the refining margins at Tesoro’s refineries could materially reduce the volumes of crude oil or refined products that we handle, which could adversely affect our financial condition, results of operations, cash flows and ability to make distributions to our unitholders.

The volume of refined products that we distribute and store at our refined products terminals and the volume of crude oil that we transport on our High Plains system depend substantially on Tesoro’s refining margins. Refining margins are dependent both upon the price of crude oil or other refinery feedstocks and the price of refined products. These prices are affected by numerous factors beyond our or Tesoro’s control, including the global supply and demand for crude oil, gasoline and other refined products. The current global economic weakness and high unemployment in the United States are expected to continue to depress demand for refined products. The impact of low demand has been further compounded by excess global refining capacity and historically high inventory levels. Tesoro expects these conditions to continue to put significant pressure on refined product margins until the economy improves and unemployment declines. Several refineries in North America and Europe have been temporarily or permanently shut down in response to falling demand and excess refining capacity. Tesoro has publicly disclosed that it will continue to assess its refineries to determine if a complete or partial shutdown of one or more of its facilities is appropriate.

In addition to current market conditions, there are long-term factors that may impact the supply and demand of refined products in the United States. These factors include:

•	increased fuel efficiency standards for vehicles;

•	more stringent refined products specifications;

•	renewable fuels standards;

•	availability of alternative energy sources;

•	potential and enacted climate change legislation;

•	the Environmental Protection Agency (EPA) regulation of greenhouse gas emissions under the Clean Air Act; and

•	increased refining capacity or decreased refining capacity utilization.

If the demand for refined products, particularly in Tesoro’s primary market areas, decreases significantly, or if there were a material increase in the price of crude oil supplied to Tesoro’s refineries without an increase in the value of the products produced by those refineries, either temporary or permanent, which caused Tesoro to reduce production of refined products at its refineries, there would likely be a reduction in the volumes of crude oil and refined products we handle for Tesoro. Any such reduction could adversely affect our financial condition, results of operations, cash flows and ability to make distributions to our unitholders.

A material decrease in the crude oil produced in the Bakken Shale/Williston Basin area could materially reduce the volume of crude oil gathered and transported by our High Plains system and refined products distributed by our Mandan terminal, which could adversely affect our financial condition, results of operations, cash flows and ability to make distributions to unitholders.

The volume of crude oil that we gather and transport on our High Plains system and the volume of refined products that we distribute at our Mandan terminal, in each case, in excess of Tesoro’s committed volumes, depends on the volume of refined products produced at Tesoro’s Mandan refinery. The volume of refined products produced depends, in part, on the availability of attractively-priced, high-quality crude oil produced in the Bakken Shale/Williston Basin area, which is the primary source of supply for Tesoro’s Mandan refinery.

In order to maintain or increase refined product production levels at the Mandan refinery, Tesoro must continually contract for new crude oil supplies in the Bakken Shale/Williston Basin area or consider connecting to alternative sources of crude oil, such as the Enbridge pipeline at the Canada/North Dakota border. Adverse developments in the Bakken Shale/Williston Basin area could have a significantly greater impact on our financial condition, results of operations and cash flows because of our lack of geographic diversity and substantial reliance on Tesoro as a customer. Accordingly, in addition to general industry risks related to gathering and transporting crude oil, we are disproportionately exposed to risks in the area, including:

•	the volatility and uncertainty of regional pricing differentials;

•	the availability of drilling rigs for producers;

•	weather-related curtailment of operations by producers and disruptions to truck gathering operations;

•	the nature and extent of governmental regulation and taxation; and

•	the anticipated future prices of crude oil and of refined products in markets which Tesoro’s Mandan refinery serves.

Furthermore, the development of third-party crude oil gathering systems in the Williston Basin could disproportionately impact our High Plains system, should producers ship on competing systems, thereby impacting the price and availability of crude oil Tesoro ships to its Mandan refinery. If as a result of any of these or other factors, the volume of attractively-priced, high-quality crude oil available to the Mandan refinery is materially reduced for a prolonged period of time, the volume of crude oil gathered and transported by our High Plains system and the volume of refined products distributed by our Mandan terminal, and the related fees for those services, could be materially reduced, which could adversely affect our financial condition, results of operations, cash flows and ability to make distributions to our unitholders.

We may not be able to significantly increase our third-party revenue due to competition and other factors, which could limit our ability to grow and extend our dependence on Tesoro.

Part of our growth strategy includes diversifying our customer base by identifying opportunities to offer services to third parties with our existing assets or by constructing or acquiring new assets independently from Tesoro. Our ability to increase our third-party revenue is subject to numerous factors beyond our control, including competition from third parties and the extent to which we lack available capacity when third-party shippers require it. For example, our High Plains system is subject to competition from existing and future third-party crude oil gathering systems and trucking operations in the Williston Basin. To the extent that we have available capacity on our High Plains system for third-party volumes, we may not be able to compete effectively with third-party gathering systems for additional crude oil production in the area. Our ability to obtain third-party customers on our High Plains system is also dependent on our ability to make outlet connections to third-party pipelines, and, if we are unable to do so, the throughput on our High Plains system will be limited by the demand from Tesoro’s Mandan refinery. To the extent that we have available capacity at our refined products terminals available for third-party volumes, competition from other existing or future refined products terminals owned by third parties may limit our ability to utilize this available capacity.

We have historically provided gathering, transporting and storage services to third parties on only a limited basis, and we can provide no assurance that we will be able to attract any material third-party service opportunities. Our efforts to attract new unaffiliated customers may be adversely affected by our relationship with Tesoro, our desire to provide services pursuant to fee-based contracts and, with respect to the High Plains system, Tesoro’s operational requirements at its Mandan refinery, which relies upon the High Plains system to supply all of its crude oil requirements and which we expect to continue to utilize substantially all of the available capacity of the current High Plains system for transportation of crude oil to the Mandan refinery. Our potential customers may prefer to obtain services under other forms of contractual arrangements under which we would be required to assume direct commodity exposure. In addition, we will need to establish a reputation among our potential customer base for providing high quality service in order to successfully attract unaffiliated third parties.

Certain of our terminals face competition from third-party terminals for Tesoro refined product volumes.

Tesoro utilizes third-party terminals to handle volumes of certain refined products above the minimum volumes that it is committed to deliver through our terminals under our master terminalling services agreement. Our Los Angeles, Stockton and Vancouver terminals, in particular, face competition for these incremental volumes. Part of our growth strategy for our terminal business depends on Tesoro transferring all or a portion of these incremental volumes from competing third-party terminals to our terminals, thereby increasing our terminal throughput revenue. To the extent that these third-party terminals can offer terminalling services at more competitive rates or on a more reliable basis or are otherwise successful in competing with us, our ability to fully execute our growth strategy and increase our terminalling revenues could be adversely affected.

Our expansion of existing assets and construction of new assets may not result in revenue increases and will be subject to regulatory, environmental, political, legal and economic risks, which could adversely affect our operations and financial condition.

A portion of our strategy to grow and increase distributions to unitholders is dependent on our ability to expand existing assets and to construct additional assets. While we are presently engaged in discussions with multiple producers to expand our pipeline gathering network in the Bakken Shale/Williston Basin area, we have no material commitments for expansion or construction projects as of the date of this prospectus. The construction of a new pipeline or terminal or the expansion of an existing pipeline or terminal, such as by adding horsepower or pump stations, increasing storage capacity or otherwise, involves numerous regulatory, environmental, political and legal uncertainties, most of which are beyond our control. If we undertake these projects, they may not be completed on schedule or at all or at the budgeted cost. Moreover, we may not receive sufficient long-term contractual commitments from customers to provide the revenue needed to support such projects and we may be unable to negotiate acceptable interconnection agreements with third-party pipelines to provide destinations for increased throughput. Even if we receive such commitments or make such interconnections, we may not realize an increase in revenue for an extended period of time. For instance, if we build a new pipeline, the construction will occur over an extended period of time and we will not receive any material increases in revenues until after completion of the project. Moreover, we may construct facilities to capture anticipated future growth in production in a region, such as the Bakken Shale/Williston Basin area, in which such growth does not materialize. As a result, new facilities may not be able to attract enough throughput to achieve our expected investment return, which could adversely affect our results of operations and financial condition and our ability to make distributions to our unitholders.

If we are unable to make acquisitions on economically acceptable terms from Tesoro or third parties, our future growth would be limited, and any acquisitions we may make may reduce, rather than increase, our cash generated from operations on a per unit basis.

A portion of our strategy to grow our business and increase distributions to unitholders is dependent on our ability to make acquisitions that result in an increase in distributable cash flow per unit. The acquisition component of our growth strategy is based, in large part, on our expectation of ongoing divestitures of gathering, transportation and storage assets by industry participants, including Tesoro. A material decrease in such divestitures would limit our opportunities for future acquisitions and could adversely affect our ability to grow our operations and increase cash distributions to our unitholders. If we are unable to make acquisitions from Tesoro or third parties, because we are unable to identify attractive acquisition candidates or negotiate acceptable purchase contracts, we are unable to obtain financing for these acquisitions on economically acceptable terms or we are outbid by competitors, our future growth and ability to increase distributions will be limited. Furthermore, even if we do consummate acquisitions that we believe will be accretive, they may in fact result in a decrease in distributable cash flow per unit. Any acquisition involves potential risks, including, among other things:

•	mistaken assumptions about revenues and costs, including synergies;

•	the assumption of unknown liabilities;

•	limitations on rights to indemnity from the seller;

•	mistaken assumptions about the overall costs of equity or debt;

•	the diversion of management’s attention from other business concerns;

•	unforeseen difficulties operating in new product areas or new geographic areas; and

•	customer or key employee losses at the acquired businesses.

If we consummate any future acquisitions, our capitalization and results of operations may change significantly, and unitholders will not have the opportunity to evaluate the economic, financial and other relevant information that we will consider in determining the application of these funds and other resources.

Our right of first offer to acquire certain of Tesoro’s existing assets is subject to risks and uncertainty, and ultimately we may not acquire any of those assets.

Our omnibus agreement provides us with a right of first offer on certain of Tesoro’s existing logistics assets for a period of ten years after the closing of this offering. The consummation and timing of any future acquisitions of these assets will depend upon, among other things, Tesoro’s willingness to offer these assets for sale, our ability to negotiate acceptable purchase agreements and commercial agreements with respect to the assets and our ability to obtain financing on acceptable terms. We can offer no assurance that we will be able to successfully consummate any future acquisitions pursuant to our right of first offer, and Tesoro is under no obligation to accept any offer that we may choose to make. In addition, certain of the assets covered by our right of first offer may require substantial capital expenditures in order to maintain compliance with applicable regulatory requirements or otherwise make them suitable for our commercial needs. For example, the dock at Tesoro’s Golden Eagle wharf facility will require significant capital improvements, which may be in excess of $100.0 million, in order to maintain compliance with various governmental regulations after 2011. For these or a variety of other reasons, we may decide not to exercise our right of first offer if and when any assets are offered for sale, and our decision will not be subject to unitholder approval. In addition, our right of first offer may be terminated by Tesoro at any time after it no longer controls our general partner. Please read “Certain Relationships and Related Party Transactions — Agreements Governing the Transactions — Omnibus Agreement — Right of First Offer” beginning on page 140.

Our ability to expand and increase our utilization rates may be limited if Tesoro’s refining and marketing business does not grow as expected.

Part of our growth strategy depends on the growth of Tesoro’s refining and marketing business. For example, in our terminals and storage business, we believe our growth will primarily be driven by identifying and executing organic expansion projects that will result in increased throughput volumes from Tesoro and third parties. Our prospects for organic growth currently include projects that we expect Tesoro to undertake, such as constructing new tankage, and that we expect to have an opportunity to purchase from Tesoro. If Tesoro focuses on other growth areas or does not make capital expenditures to fund the organic growth of its logistics operations, we may not be able to fully execute our growth strategy.

Any reduction in the capacity of, or the allocations to, our shippers in interconnecting, third-party pipelines could cause a reduction of volumes distributed through our terminals and through our short-haul crude oil pipelines.

Tesoro is dependent upon connections to third-party pipelines to transport refined products to certain of our terminals and to ship crude oil through our short-haul crude oil pipelines. Any reduction of capacities of these interconnecting pipelines due to testing, line repair, reduced operating pressures or other causes could result in reduced volumes of refined products distributed through our terminals and shipments of crude oil through our short-haul pipelines. Similarly, if additional shippers begin transporting volumes of refined products or crude oil over interconnecting pipelines, the allocations to Tesoro and other existing shippers on these pipelines could be reduced, which could also reduce volumes distributed through our terminals or transported through short-haul crude oil pipelines. Any significant reduction in volumes would adversely affect our revenues and cash flow and our ability to make distributions to our unitholders.

Our exposure to direct commodity price risk may increase in the future.

We currently generate substantially all of our revenues from Tesoro, primarily pursuant to fee-based commercial agreements under which we are paid based on the volumes of crude oil and refined products that we handle and the ancillary services we provide, rather than the value of the commodities themselves. Although some of our commercial agreements with Tesoro contain loss allowance provisions that require us to bear the risk of any volume loss relating to the services we provide, our existing operations and cash flows generally have limited exposure to direct commodity price risk. We may acquire or develop additional assets in the future that have a greater exposure to fluctuations in commodity price risk than our current operations. In addition, although we intend to continue to contractually minimize our exposure to direct commodity price risk in the future, our efforts to negotiate such contracts may not be successful. Increased exposure to the volatility of oil and refined product prices in the future could have a material adverse effect on our revenues and cash flow and our ability to make distributions to our unitholders.

We do not own all of the land on which our pipelines and terminals are located, which could result in disruptions to our operations.

We do not own all of the land on which our pipelines and terminals are located, and we are, therefore, subject to the possibility of more onerous terms and increased costs to retain necessary land use if we do not have valid leases or rights-of-way or if such rights-of-way lapse or terminate. We obtain the rights to construct and operate our pipelines on land owned by third parties and governmental agencies for a specific period of time. Our loss of these rights, through our inability to renew right-of-way contracts or otherwise, could have a material adverse effect on our business, results of operations, financial condition and ability to make cash distributions to our unitholders.

We operate refined products terminals on leased property in Stockton, California, Vancouver, Washington and Anchorage, Alaska. Our lease with the Port of Stockton expires in 2014 and we have the option to renew this lease for up to three additional five-year terms. Our lease with the Port of Vancouver expires in 2016 and we have the option to renew this lease for up to two additional 10-year terms. Our Anchorage terminal has leases with the Alaska Railroad Corporation and the Port of Anchorage. Our lease with the Alaska Railroad Corporation expires in 2011 and we have the option to renew this lease for up to three additional five-year terms. Our lease with the Port of Anchorage expires in 2014 and there can be no guarantee we will be able to renew this lease on satisfactory terms or at all.

Restrictions in our revolving credit facility could adversely affect our business, financial condition, results of operations, ability to make cash distributions to our unitholders and the value of our units.

We will be dependent upon the earnings and cash flow generated by our operations in order to meet our debt service obligations and to allow us to make cash distributions to our unitholders. The operating and financial restrictions and covenants in our revolving credit facility and any future financing agreements could restrict our ability to finance future operations or capital needs or to expand or pursue our business activities, which may, in turn, limit our ability to make cash distributions to our unitholders. For example, we expect that our revolving credit facility will restrict our ability to, among other things:

•	make cash distributions;

•	incur indebtedness;

•	create liens;

•	make investments; and

•	merge or sell all or substantially all of our assets.

Furthermore, our revolving credit facility will contain covenants requiring us to maintain certain financial ratios. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Capital Resources and Liquidity — Revolving Credit Facility” beginning on page 89 for additional information about our revolving credit facility.

The provisions of our revolving credit facility may affect our ability to obtain future financing and pursue attractive business opportunities and our flexibility in planning for, and reacting to, changes in business conditions. In addition, a failure to comply with the provisions of our revolving credit facility could result in an event of default which could enable our lenders, subject to the terms and conditions of the revolving credit facility, to declare the outstanding principal of that debt, together with accrued interest, to be immediately due and payable. If we were unable to repay the accelerated amounts, our lenders could proceed against the collateral granted to them to secure such debt. If the payment of our debt is accelerated, defaults under our other debt instruments, if any, may be triggered, and our assets may be insufficient to repay such debt in full, and the holders of our units could experience a partial or total loss of their investment. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Capital Resources and Liquidity” beginning on page 89.

Debt we incur in the future may limit our flexibility to obtain financing and to pursue other business opportunities.

Our future level of debt could have important consequences to us, including the following:

•	our ability to obtain additional financing, if necessary, for working capital, capital expenditures or other purposes may be impaired, or such financing may not be available on favorable terms;

•	our funds available for operations, future business opportunities and distributions to unitholders will be reduced by that portion of our cash flow required to make interest payments on our debt;

•	we may be more vulnerable to competitive pressures or a downturn in our business or the economy generally; and

•	our flexibility in responding to changing business and economic conditions may be limited.

Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service any future indebtedness, we will be forced to take actions such as reducing distributions, reducing or delaying our business activities, investments or capital expenditures, selling assets or issuing equity. We may not be able to effect any of these actions on satisfactory terms or at all. The amount of cash we have available for distribution to holders of our common and subordinated units depends primarily on our cash flow rather than on our profitability, which may prevent us from making distributions, even during periods in which we record net income.

The amount of cash we have available for distribution depends primarily upon our cash flow and not solely on profitability, which will be affected by non-cash items. As a result, we may make cash distributions during periods when we record net losses for financial accounting purposes, and we may not make cash distributions during periods when we record net income for financial accounting purposes. Increases in interest rates could adversely impact our unit price, our ability to issue equity or incur debt for acquisitions or other purposes, and our ability to make cash distributions at our intended levels.

Interest rates may increase in the future. As a result, interest rates on our debt could be higher than current levels, causing our financing costs to increase accordingly. As with other yield-oriented securities, our unit price will be impacted by our cash distributions and the implied distribution yield. The distribution yield is often used by investors to compare and rank yield-oriented securities for investment decision-making purposes. Therefore, changes in interest rates, either positive or negative, may affect the yield requirements of investors who invest in our units, and a rising interest rate environment could have an adverse impact on our unit price and our ability to issue equity or incur debt for acquisitions or other purposes and to make cash distributions at our intended levels.

We do not operate the central control room for our High Plains pipeline system, and we may face higher costs associated with control room services in the future.

The control room management functions for the pipelines in our High Plains pipeline system are performed under a control center services agreement with a third-party operator that expires in December 2012 and continues year to year thereafter unless terminated by either party. Under the terms of the agreement, the third-party control room operator controls, monitors, records and reports on the operation of the High Plains system, including supervisory control and data acquisition (SCADA) systems that monitor pipeline conditions and controls some of the valves and pump switches remotely through satellite communication. The control room operator also provides leak detection, data reporting, customer support, general maintenance and technical support and emergency response procedure compliance services. Under our current control room contract, we are liable for any losses resulting from actions of the third-party control room operator, unless such losses resulted from the gross negligence or willful misconduct of the operator. If disputes arise over the operation of the control room, or if our operator fails to provide the services contracted under the agreement, our business, results of operation, and financial condition could be adversely affected. Upon the expiration of our existing agreement in 2012, we will be required to negotiate the renewal of the terms of this agreement, negotiate a similar arrangement with Tesoro or another third party or install our own control room and hire and train personnel to operate this control room. We anticipate that the costs of these services under a negotiated renewal of our existing agreement or a new similar agreement will increase relative to historical costs. Increased costs associated with control room operation services will decrease the amount of cash available for distribution to unitholders to the extent we are not indemnified for these costs by Tesoro under our omnibus agreement.

Our assets and operations are subject to federal, state, and local laws and regulations relating to environmental protection and safety that could require us to make substantial expenditures.

Our assets and operations involve the transportation and storage of crude oil and refined products, which is subject to increasingly stringent federal, state, and local laws and regulations governing the discharge of materials into the environment and operational safety matters. Our business of transporting and storing crude oil and refined products involves the risk that crude oil, refined products and other hydrocarbons may gradually or suddenly be released into the environment. We also own or lease a number of properties that have been used to store or distribute crude oil and refined products for many years; many of these properties have been operated by third parties whose handling, disposal, or release of hydrocarbons and other wastes were not under our control. To the extent not covered by insurance or an indemnity, responding to the release of regulated substances into the environment may cause us to incur potentially material expenditures related to response actions, government penalties, natural resources damages, personal injury or property damage claims from third parties and business interruption.

Our Anchorage and Vancouver facilities operate in environmentally sensitive waters where maritime vessel, pipeline and refined product transportation and storage operations are closely monitored by federal, state and local agencies and environmental interest groups. Transportation and storage of crude oil and refined products over water or proximate to navigable water bodies — which occurs at several of our facilities in addition to Anchorage and Vancouver — involves inherent risks and subjects us to the provisions of the Oil Pollution Act of 1990 (the “Oil Pollution Act”) and similar state environmental laws. Among other things, these laws require us to demonstrate our capacity to respond to a spill of up to 100,000 barrels of oil from an above ground storage tank adjacent to water (a “worst case discharge”) to the maximum extent possible. To meet this requirement, we and Tesoro have contracted with various spill response service companies in the areas in which we transport or store crude oil and refined products; however, these companies may not be able to adequately contain a “worst case discharge” in all instances and we cannot ensure that all of their services would be available for our or Tesoro’s use at any given time. There are many factors that could inhibit the availability of these service providers, including, but not limited to, weather conditions, governmental regulations or other global events. By requirement of state or federal ruling, the availability of these service providers could be diverted to respond to other global events. In these and other cases, we may be subject to liability in connection with the discharge of crude oil or refined products into navigable waters.

Our pipelines, terminals and storage facilities are also subject to increasingly strict federal, state, and local laws and regulations that require us to comply with various safety requirements regarding the design, installation, testing, construction, and operational management of our facilities. We could incur potentially significant additional expenses should we identify that any of our assets are not in compliance.

Our failure to comply with these or any other environmental or safety-related regulations could result in the assessment of administrative, civil, or criminal penalties, the imposition of investigatory and remedial liabilities, and the issuance of injunctions that may subject us to additional operational constraints. Any such penalties or liability could have a material adverse effect on our business, financial condition, or results of operations.

Please read “Business — Environmental Regulation — Environmental Liabilities” beginning on page 122 and “Business — Rate and Other Regulation” beginning on page 114.

Meeting the requirements of evolving environmental, health and safety laws and regulations, including those related to climate change, could adversely affect our performance.

Environmental laws and regulations have raised operating costs for the oil and refined products industry and compliance with such laws and regulations may cause us and Tesoro to incur potentially material capital expenditures associated with the construction, maintenance, and upgrading of equipment and facilities. We may be required to address conditions discovered in the future that require environmental response actions or remediation. Also, future environmental, health and safety requirements or changed interpretations of existing requirements, may impose more stringent requirements on our assets and operations, which may require us to incur potentially material expenditures to ensure continued compliance. Future developments in federal laws and regulations governing environmental, health and safety and energy matters are especially difficult to predict.

Currently, various legislative and regulatory measures to address greenhouse gas emissions (including carbon dioxide, methane and other gases) are in various phases of discussion or implementation. These include requirements effective January 2010 that require Tesoro’s refineries to report emissions of greenhouse gases to the EPA beginning in 2011, and proposed federal, state, and regional initiatives (such as AB 32 in California) that require, or could require, us and Tesoro to reduce greenhouse gas emissions from our facilities. Requiring reductions in greenhouse gas emissions could cause us to incur substantial costs to (i) operate and maintain our facilities, (ii) install new emission controls at our facilities and (iii) administer and manage any greenhouse gas emissions programs, including the acquisition or maintenance of emission credits or allowances. These requirements may also adversely affect Tesoro’s refinery operations and have an indirect adverse effect on our business, financial condition and results of our operations.

Requiring a reduction in greenhouse gas emissions and the increased use of renewable fuels could also decrease demand for refined products, which could have an indirect, but material, adverse effect on our business, financial condition and results of operations. For example, in 2010, the EPA promulgated a rule establishing greenhouse gas emission standards for new-model passenger cars, light-duty trucks, and medium-duty passenger vehicles. Also in 2010, the EPA promulgated a rule establishing greenhouse gas emission thresholds for the permitting of certain stationary sources, which could require greenhouse emission controls for those sources. These requirements could have an indirect adverse effect on our business due to reduced demand for crude oil and refined products, and a direct adverse affect on our business from increased regulation of our facilities.

Changes in other forms of health and safety regulations are also being considered. New pipeline safety legislation requiring more stringent spill reporting and disclosure obligations has been introduced in the U.S. Congress and was recently passed by the U.S. House of Representatives. The Department of Transportation (“DOT”) has also recently proposed legislation providing for more stringent oversight of pipelines and increased penalties for violations of safety rules, which is in addition to the Pipeline and Hazardous Materials Safety Administration’s announced intention to strengthen its rules. Such legislative and regulatory changes could have a material effect on our operations through more stringent and comprehensive safety regulations and higher penalties for the violation of those regulations.

Our business is impacted by environmental risks inherent in our operations.

Our operation of crude oil and refined products pipelines, refined products terminals and crude oil and refined products storage facilities is inherently subject to the risks of spills, discharges or other inadvertent releases of petroleum or other hazardous substances. If any of these events have previously occurred or occur in the future, whether in connection with any of Tesoro’s refineries, our storage facility, any of our pipelines or refined products terminals, or any other facility to which we send or have sent wastes or by-products for treatment or disposal, we could be liable for all costs and penalties associated with the remediation of such facilities under federal, state and local environmental laws or the common law. We may also be liable for personal injury or property damage claims from third parties alleging contamination from spills or releases from our facilities or operations. In addition, our indemnification for certain environmental liabilities under the omnibus agreement will be limited to liabilities identified prior to the earlier of the fifth anniversary of the closing of this offering and the date that Tesoro no longer controls our general partner (provided that, in any event, such date shall be no earlier than the second anniversary of the closing of this offering). Even if we are insured or indemnified against such risks, we may be responsible for costs or penalties to the extent our insurers or indemnitors do not fulfill their obligations to us. The payment of such costs or penalties could be significant and have a material adverse effect on our business, financial condition and results of operations.

We are subject to regulation by multiple governmental agencies, which could adversely impact our business, results of operations and financial condition.

Our business activities are subject to regulation by multiple federal, state and local governmental agencies. Our historical and projected operating costs reflect the recurring costs resulting from compliance with these regulations, and we do not anticipate material expenditures in excess of these amounts in the absence of future acquisitions, or changes in regulation, or discovery of existing but unknown compliance issues. Additional proposals and proceedings that affect the crude oil and refined products industry are regularly considered by Congress, as well as by state legislatures and federal and state regulatory commissions and agencies and courts. We cannot predict when or whether any such proposals may become effective or the magnitude of the impact changes in laws and regulations may have on our business; however, additions or enhancements to the regulatory burden on our industry generally increase the cost of doing business and affect our profitability.

Rate regulation may not allow us to recover the full amount of increases in our costs.

Part of our High Plains system provides interstate service that is subject to regulation by the FERC. Rates for service on this part of our system are set using FERC’s tariff indexing methodology. The indexing methodology currently allows a pipeline to increase its rates by a percentage factor equal to the change in the producer price index for finished goods (“PPI”) plus 1.3 percent. When the index falls, we may be required to reduce rates if they exceed the new maximum allowable rate. In addition, changes in the index might not be large enough to fully reflect actual increases in our costs.

FERC’s indexing methodology is subject to review every five years; the current methodology will remain in place through June 30, 2011. On December 16, 2010, FERC issued an order continuing the use of the current method of indexing rates for the five-year period beginning July 1, 2011; however, FERC’s order increases the adjustment to the PPI to plus 2.65% (rather than PPI plus 1.3% currently in effect). FERC’s order is subject to rehearing during a period of thirty days or may be appealed without seeking rehearing to the U.S. Court of Appeals during a period of sixty days after issuance of the order. The current or any revised indexing formula could hamper our ability to recover our costs because: (1) the indexing methodology is tied to an inflation index; (2) it is not based on pipeline-specific costs; and (3) it could later be reduced in comparison to current or proposed formulas. Any of the foregoing would adversely affect our revenues and cash flow. FERC could limit our ability to set rates based on our costs, order us to reduce rates, require the payment of refunds or reparations to shippers, or any or all of these actions, which could adversely affect our financial position, cash flows, and results of operations.

The balance of our High Plains system provides intrastate service that is subject to regulation by the NDPSC. Similar to FERC, NDPSC could limit our ability to set rates based on our costs or could order us to reduce our rates and could require the payment of refunds to shippers. Such regulation or a successful challenge to our intrastate pipeline rates could adversely affect our financial position, cash flows or results of operations. Furthermore, although NDPSC has not officially adopted the FERC indexing methodology, our existing intrastate tariffs have utilized the FERC indexing methodology as a basis for annual tariff rate adjustment.

If FERC’s or NDPSC’s ratemaking methodology changes, the new methodology could also result in tariffs that generate lower revenues and cash flow and adversely affect our ability to make cash distributions to our unit holders.

Based on the way our pipelines are operated, we believe the only transportation on our pipelines that is or will be subject to the jurisdiction of FERC is the transportation specified in the tariff that we have on file with FERC. We cannot guarantee that the jurisdictional status of transportation on our pipelines and related facilities will remain unchanged, however. Should circumstances change, then currently non-jurisdictional transportation could be found to be FERC-jurisdictional. In that case, FERC’s ratemaking methodologies may limit our ability to set rates based on our actual costs, may delay the use of rates that reflect increased costs, and may subject us to potentially burdensome and expensive operational, reporting and other requirements. Any of the foregoing could adversely affect our business, results of operations and financial condition.

We believe that neither our interconnecting pipelines between our Salt Lake City storage facility and Tesoro’s Salt Lake City refinery nor our five Salt Lake City short-haul pipelines will be subject to FERC regulation, either because FERC will not assert jurisdiction over single-user pipelines that deliver crude oil and refined products within a single state, or because FERC will exempt the pipelines from regulation because only one affiliated shipper takes service on the pipelines. We will file for a FERC ruling disclaiming or exempting from FERC jurisdiction transportation service on these pipelines. If FERC, however, were to deny our request and assert jurisdiction over transportation service on these pipelines, we would be required to file tariffs with FERC for each pipeline that would establish the rates and terms and conditions for service on each pipeline. If this were to occur, our short-haul pipeline transportation services agreement with Tesoro requires Tesoro and us to negotiate appropriate changes to the terms of the agreement to restore to each party the economic benefits expected prior to FERC’s assertion of jurisdiction. While we and Tesoro are required to negotiate in good faith, it is possible that the negotiations will not yield the intended result and that the assertion of FERC jurisdiction could adversely affect our business, results of operations and financial condition.

If we fail to develop or maintain an effective system of internal controls, we may not be able to report our financial results accurately or prevent fraud, which would likely have a negative impact on the market price of our common units.

Prior to this offering, we have not been required to file reports with the SEC. Upon the completion of this offering, we will become subject to the public reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. We prepare our financial statements in accordance with GAAP, but our internal accounting controls may not currently meet all standards applicable to companies with publicly traded securities. Effective internal controls are necessary for us to provide reliable financial reports, prevent fraud and to operate successfully as a publicly traded partnership. Our efforts to develop and maintain our internal controls may not be successful, and we may be unable to maintain effective controls over our financial processes and reporting in the future or to comply with our obligations under Section 404 of the Sarbanes-Oxley Act of 2002, which we refer to as Section 404. For example, Section 404 will require us, among other things, to annually review and report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal controls over financial reporting.

We must comply with Section 404 for our fiscal year ending December 31, 2012. Any failure to develop, implement or maintain effective internal controls or to improve our internal controls could harm our operating results or cause us to fail to meet our reporting obligations. Given the difficulties inherent in the design and operation of internal controls over financial reporting, we can provide no assurance as to our, or our independent registered public accounting firm’s, conclusions about the effectiveness of our internal controls, and we may incur significant costs in our efforts to comply with Section 404. Ineffective internal controls will subject us to regulatory scrutiny and a loss of confidence in our reported financial information, which could have an adverse effect on our business and would likely have a negative effect on the trading price of our common units.

Risks Inherent in an Investment in Us

Our general partner and its affiliates, including Tesoro, have conflicts of interest with us and limited fiduciary duties, and they may favor their own interests to the detriment of us and our common unitholders. Additionally, we have no control over Tesoro’s business decisions and operations, and Tesoro is under no obligation to adopt a business strategy that favors us.

Following the offering, Tesoro will own a 2.0% general partner interest and a    % limited partner interest in us and will own and control our general partner. Although our general partner has a fiduciary duty to manage us in a manner that is beneficial to us and our unitholders, the directors and officers of our general partner have a fiduciary duty to manage our general partner in the manner that is beneficial to its owner, Tesoro. Conflicts of interest may arise between Tesoro and its affiliates, including our general partner, on the one hand, and us and our unitholders, on the other hand. In resolving these conflicts, the general partner may favor its own interests and the interests of its affiliates, including Tesoro, over the interests of our common unitholders. These conflicts include, among others, the following situations:

•	Neither our partnership agreement nor any other agreement requires Tesoro to pursue a business strategy that favors us or utilizes our assets, which could involve decisions by Tesoro to increase or decrease refinery production, connect our High Plains pipeline system to third-party delivery points, shut down or reconfigure a refinery, or pursue and grow particular markets. Tesoro’s directors and officers have a fiduciary duty to make these decisions in the best interests of the stockholders of Tesoro;

•	Tesoro, as our primary customer, has an economic incentive to cause us to not seek higher tariff rates, trucking fees or terminalling fees, even if such higher rates or fees would reflect rates and fees that could be obtained in arm’s-length, third-party transactions;

•	Tesoro may be constrained by the terms of its debt instruments from taking actions, or refraining from taking actions, that may be in our best interests;

•	Due to operational requirements at Tesoro’s Mandan refinery, Tesoro has an incentive to limit third-party volumes on our High Plains system, which may limit our ability to generate third-party revenue with that asset;

•	Our general partner has limited its liability and reduced its fiduciary duties, while also restricting the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty;

•	Except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval;

•	Our general partner determines the amount and timing of asset purchases and sales, borrowings, issuance of additional partnership securities and the creation, reduction or increase of cash reserves, each of which can affect the amount of cash that is distributed to our unitholders;

•	Our general partner determines the amount and timing of any capital expenditures and whether a capital expenditure is classified as a maintenance capital expenditure, which reduces operating surplus, or expansion or investment capital expenditures, which do not reduce operating surplus. This determination can affect the amount of cash that is distributed to our unitholders and to our general partner and the ability of the subordinated units to convert to common units;

•	Our general partner determines which costs incurred by it are reimbursable by us;

•	Our general partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units, to make incentive distributions or to accelerate the expiration of the subordination period;

•	Our partnership agreement permits us to classify up to $ million as operating surplus, even if it is generated from asset sales, non-working capital borrowings or other sources that would otherwise constitute capital surplus. This cash may be used to fund distributions on our subordinated units or to our general partner in respect of the general partner interest or the incentive distribution rights;

•	Our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with any of these entities on our behalf;

•	Our general partner intends to limit its liability regarding our contractual and other obligations;

•	Our general partner may exercise its right to call and purchase all of the common units not owned by it and its affiliates if it and its affiliates own more than 75% of the common units;

•	Our general partner controls the enforcement of obligations owed to us by our general partner and its affiliates, including our commercial agreements with Tesoro;

•	Our general partner decides whether to retain separate counsel, accountants, or others to perform services for us; and

•	Our general partner may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to our general partner’s incentive distribution rights without the approval of the conflicts committee of the board of directors of our general partner, which we refer to as our conflicts committee, or our unitholders. This election may result in lower distributions to our common unitholders in certain situations.

Under the terms of our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, does not apply to our general partner or any of its affiliates, including its executive officers, directors and owners. Other than as provided in our omnibus agreement, any such person or entity that becomes aware of a potential transaction, agreement, arrangement or other matter that may be an opportunity for us will not have any duty to communicate or offer such opportunity to us. Any such person or entity will not be liable to us or to any limited partner for breach of any fiduciary duty or other duty by reason of the fact that such person or entity pursues or acquires such opportunity for itself, directs such opportunity to another person or entity or does not communicate such opportunity or information to us. This may create actual and potential conflicts of interest between us and affiliates of our general partner and result in less than favorable treatment of us and our unitholders. Please read “Certain Relationships and Related Party Transactions — Agreements Governing the Transactions — Omnibus Agreement” beginning on page 139 and “Conflicts of Interest and Fiduciary Duties” beginning on page 152.

Our partnership agreement requires that we distribute all of our available cash, which could limit our ability to grow and make acquisitions.

We expect that we will distribute all of our available cash to our unitholders and will rely primarily upon external financing sources, including commercial bank borrowings and the issuance of debt and equity securities, to fund our acquisitions and expansion capital expenditures. As a result, to the extent we are unable to finance growth externally, our cash distribution policy will significantly impair our ability to grow. In addition, because we distribute all of our available cash, our growth may not be as fast as that of businesses that reinvest their available cash to expand ongoing operations. To the extent we issue additional units in connection with any acquisitions or expansion capital expenditures, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level. There are no limitations in our partnership agreement or our revolving credit facility on our ability to issue additional units, including units ranking senior to the common units. The incurrence of additional commercial borrowings or other debt to finance our growth strategy would result in increased interest expense, which, in turn, may impact the available cash that we have to distribute to our unitholders.

Our partnership agreement limits our general partner’s fiduciary duties to holders of our common and subordinated units.

Our partnership agreement contains provisions that modify and reduce the fiduciary standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner, or otherwise free of fiduciary duties to us and our unitholders. This entitles our general partner to consider only the interests and factors that it desires and relieves it of any duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or our limited partners. Examples of decisions that our general partner may make in its individual capacity include:

•	how to allocate business opportunities among us and its other affiliates;

•	whether to exercise its limited call right;

•	how to exercise its voting rights with respect to the units it owns;

•	whether to exercise its registration rights;

•	whether to elect to reset target distribution levels; and

•	whether or not to consent to any merger or consolidation of the partnership or amendment to the partnership agreement.

By purchasing a common unit, a unitholder is treated as having consented to the provisions in the partnership agreement, including the provisions discussed above. Please read “Conflicts of Interest and Fiduciary Duties — Fiduciary Duties” beginning on page 157.

Our partnership agreement restricts the remedies available to holders of our common and subordinated units for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

Our partnership agreement contains provisions that restrict the remedies available to unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty under state fiduciary duty law. For example, our partnership agreement:

•	provides that whenever our general partner makes a determination or takes, or declines to take, any other action in its capacity as our general partner, our general partner is required to make such determination, or take or decline to take such other action, in good faith, and will not be subject to any other or different standard imposed by our partnership agreement, Delaware law, or any other law, rule or regulation, or at equity;

•	provides that our general partner will not have any liability to us or our unitholders for decisions made in its capacity as a general partner so long as it acted in good faith, which requires that it believed that the decision was in, or not opposed to, the best interest of our partnership;

•	provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners resulting from any act or omission unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or its officers and directors, as the case may be, acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was criminal; and

•	provides that our general partner will not be in breach of its obligations under the partnership agreement or its fiduciary duties to us or our limited partners if a transaction with an affiliate or the resolution of a conflict of interest is:

(1) approved by our conflicts committee, although our general partner is not obligated to seek such approval;

(2) approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner and its affiliates;

(3) on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

(4) fair and reasonable to us, taking into account the totality of the relationships among the parties involved, including other transactions that may be particularly favorable or advantageous to us.

In connection with a situation involving a transaction with an affiliate or a conflict of interest, any determination by our general partner must be made in good faith. If an affiliate transaction or the resolution of a conflict of interest is not approved by our common unitholders or our conflicts committee and the board of directors of our general partner determines that the resolution or course of action taken with respect to the affiliate transaction or conflict of interest satisfies either of the standards set forth in subclauses (3) and (4) above, then it will be presumed that, in making its decision, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Please read “Conflicts of Interest and Fiduciary Duties” beginning on page 152.

Cost reimbursements, which will be determined in our general partner’s sole discretion, and fees due our general partner and its affiliates for services provided will be substantial and will reduce our cash available for distribution to you.

Under our partnership agreement, we are required to reimburse our general partner and its affiliates for all costs and expenses that they incur on our behalf for managing and controlling our business and operations. Except to the extent specified under our omnibus agreement or our operational services agreement, our general partner determines the amount of these expenses. Under the terms of the omnibus agreement we will be required to pay Tesoro an annual corporate services fee, initially in the amount of $2.5 million, for the provision of various centralized corporate services. Under the terms of our operational services agreement, we will pay Tesoro an annual service fee, initially in the amount of $0.2 million, for services performed by certain of Tesoro’s field-level employees at our Mandan terminal and Salt Lake City storage facility, and we will reimburse Tesoro for any direct costs actually incurred by Tesoro in providing other operational services with respect to our other assets and operations. Our general partner and its affiliates also may provide us other services for which we will be charged fees as determined by our general partner. Payments to our general partner and its affiliates will be substantial and will reduce the amount of available cash for distribution to unitholders.

Unitholders have very limited voting rights and, even if they are dissatisfied, they cannot remove our general partner without its consent.

Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. Unitholders did not elect our general partner or the board of directors of our general partner and will have no right to elect our general partner or the board of directors of our general partner on an annual or other continuing basis. The board of directors of our general partner is chosen by the members of our general partner, which are wholly owned subsidiaries of Tesoro Corporation. Furthermore, if the unitholders are dissatisfied with the performance of our general partner, they will have little ability to remove our general partner. As a result of these limitations, the price at which our common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

The unitholders will be unable initially to remove our general partner without its consent because our general partner and its affiliates will own sufficient units upon completion of the offering to be able to prevent its removal. The vote of the holders of at least 66 2/3% of all outstanding common units and subordinated units voting together as a single class is required to remove our general partner. At closing, our general partner and its affiliates will own     % of the common units and subordinated units. Also, if our general partner is removed without cause during the subordination period and common units and subordinated units held by our general partner and its affiliates are not voted in favor of that removal, all remaining subordinated units will automatically be converted into common units, and any existing arrearages on the common units will be extinguished. A removal of our general partner under these circumstances would adversely affect the common units by prematurely eliminating their distribution and liquidation preference over the subordinated units, which would otherwise have continued until we had met certain distribution and performance tests.

Cause is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding the general partner liable for actual fraud or willful or wanton misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor management of the business, so the removal of our general partner because of the unitholders’ dissatisfaction with our general partner’s performance in managing our partnership will most likely result in the termination of the subordination period.

Furthermore, unitholders’ voting rights are further restricted by the partnership agreement provision providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partner, its affiliates, their transferees, and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter.

Our partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.

Our general partner interest or the control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. Furthermore, there is no restriction in the partnership agreement on the ability of Tesoro to transfer its membership interest in our general partner to a third party. The new partners of our general partner would then be in a position to replace the board of directors and officers of our general partner with their own choices and to control the decisions taken by the board of directors and officers.

The incentive distribution rights of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its incentive distribution rights to a third party at any time without the consent of our unitholders. If our general partner transfers its incentive distribution rights to a third party but retains its general partner interest, our general partner may not have the same incentive to grow our partnership and increase quarterly distributions to unitholders over time as it would if it had retained ownership of its incentive distribution rights. For example, a transfer of incentive distribution rights by our general partner could reduce the likelihood of Tesoro accepting offers made by us relating to assets subject to the right of first offer contained in our omnibus agreement, as Tesoro would have less of an economic incentive to grow our business, which in turn would impact our ability to grow our asset base.

You will experience immediate and substantial dilution in pro forma net tangible book value of $      per common unit.

The assumed initial public offering price of $      per common unit exceeds our pro forma net tangible book value of $      per unit. Based on an assumed initial public offering price of $      per common unit, you will incur immediate and substantial dilution of $      per common unit. This dilution results primarily because the assets contributed by Tesoro are recorded in accordance with GAAP at their historical cost, and not their fair value. Please read “Dilution” beginning on page 48.

We may issue additional units without unitholder approval, which would dilute unitholder interests.

At any time, we may issue an unlimited number of limited partner interests of any type without the approval of our unitholders. Further, neither our partnership agreement nor our revolving credit facility prohibits the issuance of equity securities that may effectively rank senior to our common units. The issuance by us of additional common units or other equity securities of equal or senior rank will have the following effects:

•	our unitholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each unit may decrease;

•	because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

•	the ratio of taxable income to distributions may increase;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of our common units may decline.

Tesoro may sell units in the public or private markets, and such sales could have an adverse impact on the trading price of the common units.

After the sale of the common units offered by this prospectus, Tesoro will hold          common units and           subordinated units. All of the subordinated units will convert into common units at the end of the subordination period and may convert earlier under certain circumstances. Additionally, we have agreed to provide Tesoro with certain registration rights. Please read “Units Eligible for Future Sale” beginning on page  174. The sale of these units in the public or private markets could have an adverse impact on the price of the common units or on any trading market that may develop.

Our general partner’s discretion in establishing cash reserves may reduce the amount of cash available for distribution to unitholders.

The partnership agreement requires our general partner to deduct from operating surplus cash reserves that it determines are necessary to fund our future operating expenditures. In addition, the partnership agreement permits the general partner to reduce available cash by establishing cash reserves for the proper conduct of our business, to comply with applicable law or agreements to which we are a party, or to provide funds for future distributions to partners. These cash reserves will affect the amount of cash available for distribution to unitholders.

Tesoro may compete with us.

Tesoro may compete with us. Under our omnibus agreement, for so long as Tesoro controls our general partner, Tesoro and its affiliates will agree not to engage in, whether by acquisition or otherwise, the business of owning or operating crude oil or refined products pipelines, terminals or storage facilities in the United States that are not within, directly connected to, substantially dedicated to, or otherwise an integral part of, any refinery owned, acquired or constructed by Tesoro. This restriction, however, does not apply to:

•	any assets owned by Tesoro at the closing of this offering (including replacements or expansions of those assets);

•	any asset or business that Tesoro acquires or constructs that has a fair market value of less than $5.0 million; and

•	any asset or business that Tesoro acquires or constructs that has a fair market value of $5.0 million or more if we have been offered the opportunity to purchase the asset or business for fair market value not later than six months after completion of such acquisition or construction, and we decline to do so with the concurrence of our conflicts committee.

As a result, Tesoro has the ability to construct assets which directly compete with our assets so long as they are integral to a refinery owned by Tesoro. The limitations on the ability of Tesoro to compete with us will terminate if Tesoro ceases to control our general partner.

Our general partner may cause us to borrow funds in order to make cash distributions, even where the purpose or effect of the borrowing benefits the general partner or its affiliates.

In some instances, our general partner may cause us to borrow funds from Tesoro or from third parties in order to permit the payment of cash distributions. These borrowings are permitted even if the purpose and effect of the borrowing is to enable us to make a distribution on the subordinated units, to make incentive distributions or to hasten the expiration of the subordination period.

Our general partner has a limited call right that may require you to sell your common units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 75% of our common units, our general partner will have the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than their then-current market price. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units. At the completion of this offering and assuming no exercise of the underwriters’ option to purchase additional common units, our general partner and its affiliates will own approximately     % of our common units. At the end of the subordination period (which could occur as early as          ), assuming no additional issuances of common units (other than upon the conversion of the subordinated units), our general partner and its affiliates will own approximately     % of our common units. For additional information about the call right, please read “The Partnership Agreement — Limited Call Right” beginning on page 170.

Your liability may not be limited if a court finds that unitholder action constitutes control of our business.

A general partner of a partnership generally has unlimited liability for the obligations of the partnership, except for those contractual obligations of the partnership that are expressly made without recourse to the general partner. Our partnership is organized under Delaware law, and we conduct business in a number of other states. The limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some jurisdictions. You could be liable for our obligations as if you were a general partner if a court or government agency were to determine that:

•	we were conducting business in a state but had not complied with that particular state’s partnership statute; or

•	your right to act with other unitholders to remove or replace the general partner, to approve some amendments to our partnership agreement or to take other actions under our partnership agreement constitute “control” of our business.

Please read “The Partnership Agreement — Limited Liability” beginning on page 163 for a discussion of the implications of the limitations of liability on a unitholder.

Unitholders may have liability to repay distributions that were wrongfully distributed to them.

Under certain circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets. Delaware law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. Transferees of common units are liable for the obligations of the transferor to make contributions to the partnership that are known to the transferee at the time of the transfer and for unknown obligations if the liabilities could be determined from the partnership agreement. Liabilities to partners on account of their partnership interest and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and you could lose all or part of your investment.

Prior to this offering, there has been no public market for our common units. After this offering, there will be only           publicly traded common units. In addition, Tesoro will own          common and           subordinated units, representing an aggregate     % limited partner interest in us. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. You may not be able to resell your common units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

The initial public offering price for the common units offered hereby will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of the common units that will prevail in the trading market. The market price of our common units may decline below the initial public offering price. The market price of our common units may also be influenced by many factors, some of which are beyond our control, including:

•	our quarterly distributions;

•	our quarterly or annual earnings or those of other companies in our industry;

•	announcements by us or our competitors of significant contracts or acquisitions;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	general economic conditions;

•	the failure of securities analysts to cover our common units after this offering or changes in financial estimates by analysts;

•	future sales of our common units; and

•	other factors described in these “Risk Factors.”

Our general partner, or any transferee holding incentive distribution rights, may elect to cause us to issue common units and general partner units to it in connection with a resetting of the target distribution levels related to its incentive distribution rights, without the approval of our conflicts committee or the holders of our common units. This could result in lower distributions to holders of our common units.

Our general partner has the right, at any time when there are no subordinated units outstanding and it has received distributions on its incentive distribution rights at the highest level to which it is entitled (48.0%, in addition to distributions paid on its 2.0% general partner interest) for each of the prior four consecutive fiscal quarters, to reset the initial target distribution levels at higher levels based on our distributions at the time of the exercise of the reset election. Following a reset election, the minimum quarterly distribution will be adjusted to equal the reset minimum quarterly distribution, and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution.

If our general partner elects to reset the target distribution levels, it will be entitled to receive a number of common units and general partner units. The number of common units to be issued to our general partner will be equal to that number of common units that would have entitled their holder to an average aggregate quarterly cash distribution in the prior two quarters equal to the average of the distributions to our general partner on the incentive distribution rights in the prior two quarters. Our general partner will also be issued the number of general partner units necessary to maintain our general partner’s interest in us that existed immediately prior to the reset election. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion. It is possible, however, that our general partner could exercise this reset election at a time when it is experiencing, or expects to experience, declines in the cash distributions it receives related to its incentive distribution rights and may, therefore, desire to be issued common units rather than retain the right to receive distributions based on the initial target distribution levels. This risk could be elevated if our incentive distribution rights have been transferred to a third party. As a result, a reset election may cause our common unitholders to experience a reduction in the amount of cash distributions that they would have otherwise received had we not issued new common units and general partner units in connection with resetting the target distribution levels. Additionally, our general partner has the right to transfer our incentive distribution rights at any time, and such transferee shall have the same rights as the general partner relative to resetting target distributions if our general partner concurs that the tests for resetting target distributions have been fulfilled. Please read “Provisions of our Partnership Agreement Relating to Cash Distributions — General Partner’s Right to Reset Incentive Distribution Levels” beginning on page 69.

Our unitholders who fail to furnish certain information requested by our general partner or who our general partner, upon receipt of such information, determines are not eligible citizens may not be entitled to receive distributions in kind upon our liquidation and their common units will be subject to redemption.

Our general partner may require each limited partner to furnish information about his nationality, citizenship or related status. If a limited partner fails to furnish information about his nationality, citizenship or other related status within 30 days after a request for the information or our general partner determines after receipt of the information that the limited partner is not an eligible citizen, the limited partner may be treated as a non-citizen assignee. A non-citizen assignee does not have the right to direct the voting of his units and may not receive distributions in kind upon our liquidation. Furthermore, we have the right to redeem all of the common units and subordinated units of any holder that is not an eligible citizen or fails to furnish the requested information. The redemption price will be paid in cash or by delivery of a promissory note, as determined by our general partner. Please read “The Partnership Agreement — Non-Citizen Assignees; Redemption” beginning on page 171.

Common units held by persons who are non-taxpaying assignees will be subject to the possibility of redemption.

To avoid any adverse effect on the maximum applicable rates chargeable to customers by us under FERC regulations, or in order to reverse an adverse determination that has occurred regarding such maximum rate, our partnership agreement gives our general partner the power to amend the agreement. If our general partner determines that our not being treated as an association taxable as a corporation or otherwise taxable as an entity for U.S. federal income tax purposes, coupled with the tax status (or lack of proof thereof) of one or more of our limited partners, has, or is reasonably likely to have, a material adverse effect on the maximum applicable rates chargeable to customers by us, then our general partner may adopt such amendments to our partnership agreement as it determines are necessary or advisable to obtain proof of the U.S. federal income tax status of our limited partners (and their owners, to the extent relevant) and permit us to redeem the units held by any person whose tax status has or is reasonably likely to have a material adverse effect on the maximum applicable rates or who fails to comply with the procedures instituted by our general partner to obtain proof of the U.S. federal income tax status. Please read “The Partnership Agreement — Non-Taxpaying Assignees; Redemption” beginning on page 171.

The NYSE does not require a publicly traded limited partnership like us to comply with certain of its corporate governance requirements.

We intend to apply to list our common units on the NYSE. Because we will be a publicly traded limited partnership, the NYSE does not require us to have a majority of independent directors on our general partner’s board of directors or to establish a compensation committee or a nominating and corporate governance committee. Accordingly, unitholders will not have the same protections afforded to certain corporations that are subject to all of the NYSE corporate governance requirements. Please read “Management — Management of Tesoro Logistics LP” beginning on page 125.

Tax Risks

In addition to reading the following risk factors, please read “Material Federal Income Tax Consequences” beginning on page 175 for a more complete discussion of the expected material federal income tax consequences of owning and disposing of common units.

Our tax treatment depends on our status as a partnership for federal income tax purposes. If the Internal Revenue Service (IRS) were to treat us as a corporation for federal income tax purposes, which would subject us to entity-level taxation, then our cash available for distribution to our unitholders would be substantially reduced.

The anticipated after-tax economic benefit of an investment in the common units depends largely on our being treated as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the IRS on this or any other tax matter affecting us.

Despite the fact that we are a limited partnership under Delaware law, it is possible in certain circumstances for a partnership such as ours to be treated as a corporation for federal income tax purposes. Although we do not believe based upon our current operations that we are or will be so treated, a change in our business or a change in current law could cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to taxation as an entity.

If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our taxable income at the corporate tax rate, which is currently a maximum of 35%, and would likely pay state and local income tax at varying rates. Distributions would generally be taxed again as corporate dividends (to the extent of our current and accumulated earnings and profits), and no income, gains, losses, deductions, or credits would flow through to you. Because a tax would be imposed upon us as a corporation, our cash available for distribution to you would be substantially reduced. Therefore, if we were treated as a corporation for federal income tax purposes, there would be material reduction in the anticipated cash flow and after-tax return to our unitholders, likely causing a substantial reduction in the value of our common units.

Our partnership agreement provides that, if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, the minimum quarterly distribution amount and the target distribution amounts may be adjusted to reflect the impact of that law on us.

If we were subjected to a material amount of additional entity-level taxation by individual states, it would reduce our cash available for distribution to our unitholders.

Changes in current state law may subject us to additional entity-level taxation by individual states. Because of widespread state budget deficits and other reasons, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise and other forms of taxation. Imposition of any such taxes may substantially reduce the cash available for distribution to you. Our partnership agreement provides that, if a law is enacted or existing law is modified or interpreted in a manner that subjects us to entity-level taxation, the minimum quarterly distribution amount and the target distribution amounts may be adjusted to reflect the impact of that law on us.

The tax treatment of publicly traded partnerships or an investment in our common units could be subject to potential legislative, judicial or administrative changes and differing interpretations, possibly on a retroactive basis.

The present federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial interpretation at any time. Recently, members of the U.S. Congress have considered substantive changes to the existing federal income tax laws that affect certain publicly traded partnerships, which, if enacted, may or may not be applied retroactively. Although we are unable to predict whether any of these changes or any other proposals will ultimately be enacted, any such changes could negatively impact the value of an investment in our common units.

Our unitholders’ share of our income will be taxable to them for federal income tax purposes even if they do not receive any cash distributions from us.

Because a unitholder will be treated as a partner to whom we will allocate taxable income which could be different in amount than the cash we distribute, a unitholder’s allocable share of our taxable income will be taxable to it, which may require the payment of federal income taxes and, in some cases, state and local income taxes, on its share of our taxable income even if it receives no cash distributions from us. Our unitholders may not receive cash distributions from us equal to their share of our taxable income or even equal to the actual tax liability that results from that income.

If the IRS contests the federal income tax positions we take, the market for our common units may be adversely impacted and the cost of any IRS contest will reduce our cash available for distribution to our unitholders.

We have not requested a ruling from the IRS with respect to our treatment as a partnership for federal income tax purposes or any other matter affecting us. The IRS may adopt positions that differ from the conclusions of our counsel expressed in this prospectus or from the positions we take, and the IRS’s positions may ultimately be sustained. It may be necessary to resort to administrative or court proceedings to sustain some or all of our counsel’s conclusions or the positions we take and such positions may not ultimately be sustained. A court may not agree with some or all of our counsel’s conclusions or the positions we take. Any contest with the IRS, and the outcome of any IRS contest, may have a materially adverse impact on the market for our common units and the price at which they trade. In addition, our costs of any contest with the IRS will be borne indirectly by our unitholders and our general partner because the costs will reduce our cash available for distribution.

Tax gain or loss on the disposition of our common units could be more or less than expected.

If you sell your common units, you will recognize a gain or loss for federal income tax purposes equal to the difference between the amount realized and your tax basis in those common units. Because distributions in excess of your allocable share of our net taxable income decrease your tax basis in your common units, the amount, if any, of such prior excess distributions with respect to the common units you sell will, in effect, become taxable income to you if you sell such common units at a price greater than your tax basis in those common units, even if the price you receive is less than your original cost. Furthermore, a substantial portion of the amount realized on any sale of your common units, whether or not representing gain, may be taxed as ordinary income due to potential recapture items, including depreciation recapture. In addition, because the amount realized includes a unitholder’s share of our nonrecourse liabilities, if you sell your common units, you may incur a tax liability in excess of the amount of cash you receive from the sale. Please read “Material Federal Income Tax Consequences — Disposition of Common Units — Recognition of Gain or Loss” beginning on page 184 for a further discussion of the foregoing.

Tax-exempt entities and non-U.S. persons face unique tax issues from owning our common units that may result in adverse tax consequences to them.

Investment in common units by tax-exempt entities, such as employee benefit plans and individual retirement accounts (known as IRAs), and non-U.S. persons raises issues unique to them. For example, virtually all of our income allocated to organizations that are exempt from federal income tax, including IRAs and other retirement plans, will be unrelated business taxable income and will be taxable to them. Distributions to non-U.S. persons will be reduced by withholding taxes at the highest applicable effective tax rate, and non-U.S. persons will be required to file federal income tax returns and pay tax on their share of our taxable income. If you are a tax-exempt entity or a non-U.S. person, you should consult a tax advisor before investing in our common units.

We will treat each purchaser of common units as having the same tax benefits without regard to the actual common units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.

Because we cannot match transferors and transferees of common units and because of other reasons, we will adopt depreciation and amortization positions that may not conform to all aspects of existing Treasury Regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to you. Our counsel is unable to opine as to the validity of such filing positions. It also could affect the timing of these tax benefits or the amount of gain from your sale of common units and could have a negative impact on the value of our common units or result in audit adjustments to your tax returns. Please read “Material Federal Income Tax Consequences — Tax Consequences of Unit Ownership — Section 754 Election” beginning on page 182 for a further discussion of the effect of the depreciation and amortization positions we will adopt.

We prorate our items of income, gain, loss and deduction for federal income tax purposes between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss and deduction among our unitholders.

We will prorate our items of income, gain, loss and deduction for federal income tax purposes between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The use of this proration method may not be permitted under existing Treasury Regulations, and, accordingly, our counsel is unable to opine as to the validity of this method. If the IRS were to challenge this method or new Treasury regulations were issued, we may be required to change the allocation of items of income, gain, loss and deduction among our unitholders. Please read “Material Federal Income Tax Consequences — Disposition of Common Units — Allocations Between Transferors and Transferees” beginning on page 185.

A unitholder whose common units are loaned to a “short seller” to effect a short sale of common units may be considered as having disposed of those common units. If so, he would no longer be treated for federal income tax purposes as a partner with respect to those common units during the period of the loan and may recognize gain or loss from the disposition.

Because a unitholder whose common units are loaned to a “short seller” to effect a short sale of common units may be considered as having disposed of the loaned common units, he may no longer be treated for federal income tax purposes as a partner with respect to those common units during the period of the loan to the short seller and the unitholder may recognize gain or loss from such disposition. Moreover, during the period of the loan to the short seller, any of our income, gain, loss or deduction with respect to those common units may not be reportable by the unitholder and any cash distributions received by the unitholder as to those common units could be fully taxable as ordinary income. Our counsel has not rendered an opinion regarding the treatment of a unitholder where common units are loaned to a short seller to effect a short sale of common units; therefore, our unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to consult a tax advisor to discuss whether it is advisable to modify any applicable brokerage account agreements to prohibit their brokers from loaning their common units.

We will adopt certain valuation methodologies and monthly conventions for federal income tax purposes that may result in a shift of income, gain, loss and deduction between our general partner and our unitholders. The IRS may challenge this treatment, which could adversely affect the value of the common units.

When we issue additional units or engage in certain other transactions, we will determine the fair market value of our assets and allocate any unrealized gain or loss attributable to our assets to the capital accounts of our unitholders and our general partner. Our methodology may be viewed as understating the value of our assets. In that case, there may be a shift of income, gain, loss and deduction between certain unitholders and our general partner, which may be unfavorable to such unitholders. Moreover, under our valuation methods, subsequent purchasers of common units may have a greater portion of their Internal Revenue Code Section 743(b) adjustment allocated to our tangible assets and a lesser portion allocated to our intangible assets. The IRS may challenge our valuation methods, or our allocation of the Section 743(b) adjustment attributable to our tangible and intangible assets, and allocations of taxable income, gain, loss and deduction between our general partner and certain of our unitholders.

A successful IRS challenge to these methods or allocations could adversely affect the amount of taxable income or loss being allocated to our unitholders. It also could affect the amount of taxable gain from our unitholders’ sale of common units and could have a negative impact on the value of the common units or result in audit adjustments to our unitholders’ tax returns without the benefit of additional deductions.

The sale or exchange of 50% or more of our capital and profits interests during any twelve-month period will result in the termination of our partnership for federal income tax purposes.

We will be considered to have technically terminated our partnership for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. For purposes of determining whether the 50% threshold has been met, multiple sales of the same interest will be counted only once. Our technical termination would, among other things, result in the closing of our taxable year for all unitholders, which would result in us filing two tax returns (and our unitholders could receive two Schedules K-1 if relief was not available, as described below) for one fiscal year and could result in a deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. Our termination currently would not affect our classification as a partnership for federal income tax purposes, but instead we would be treated as a new partnership for tax purposes. If treated as a new partnership, we must make new tax elections and could be subject to penalties if we are unable to determine that a termination occurred. The IRS has recently announced a publicly traded partnership technical termination relief program whereby, if a publicly traded partnership that technically terminated requests publicly traded partnership technical termination relief and such relief is granted by the IRS, among other things, the partnership will only have to provide one Schedule K-1 to unitholders for the year notwithstanding two partnership tax years. Please read “Material Federal Income Tax Consequences — Disposition of Common Units — Constructive Termination” on page 186 for a discussion of the consequences of our termination for federal income tax purposes.

As a result of investing in our common units, you may become subject to state and local taxes and return filing requirements in jurisdictions where we operate or own or acquire properties.

In addition to federal income taxes, our unitholders will likely be subject to other taxes, including state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we conduct business or control property now or in the future, even if they do not live in any of those jurisdictions. Our unitholders will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of these various jurisdictions. Further, our unitholders may be subject to penalties for failure to comply with those requirements. We initially expect to conduct business in Alaska, California, Colorado, Idaho, Montana, North Dakota, Texas, Utah and Washington. Many of these states currently impose a personal income tax on individuals. As we make acquisitions or expand our business, we may control assets or conduct business in additional states that impose a personal income tax. It is your responsibility to file all federal, state and local tax returns. Our counsel has not rendered an opinion on the state or local tax consequences of an investment in our common units.

Compliance with and changes in tax laws could adversely affect our performance.

We are subject to extensive tax laws and regulations, including federal, state, and foreign income taxes and transactional taxes such as excise, sales/use, payroll, franchise, and ad valorem taxes. New tax laws and regulations and changes in existing tax laws and regulations are continuously being enacted that could result in increased tax expenditures in the future. Many of these tax liabilities are subject to audits by the respective taxing authority. These audits may result in additional taxes as well as interest and penalties.

USE OF PROCEEDS

We expect to receive proceeds of approximately $      million from the sale of           common units offered by this prospectus, before payment of underwriting discounts, structuring and advisory fees and offering expenses. We intend to use these proceeds as follows:

•	$ million will be distributed to Tesoro, in part to reimburse Tesoro for certain capital expenditures it incurred with respect to assets contributed to us;

•	$3.0 million for working capital purposes; and

•	$ million to pay underwriting discounts, a structuring fee and an advisory fee and to pay offering expenses of approximately $ million.

At the closing of this offering, we will enter into a new $150.0 million credit facility, under which we will borrow $50.0 million to fund an additional $50.0 million cash distribution to Tesoro.

The table below sets forth our anticipated use of the net proceeds from this offering before payment of underwriting discounts, structuring and advisory fees and offering expenses:

		Percentage
	Application of	of
	Net Proceeds	Net Proceeds
	(In thousands)

Distribution to Tesoro	$		%
Working capital purposes	3.0
Payment of underwriting discounts, fees and offering expenses

	$	100.0%

The net proceeds from any exercise by the underwriters of their option to purchase additional common units will be used to redeem from Tesoro a number of common units equal to the number of common units issued upon exercise of the option at a price per common unit equal to the proceeds per common unit before expenses but after deducting underwriting discounts and the structuring fee. Accordingly, any exercise of the underwriter’s option will not affect the total number of units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units. Please read “Underwriting” beginning on page 194.

An increase or decrease in the initial public offering price of $1.00 per common unit would cause the net proceeds from the offering, after deducting underwriting discounts and the structuring fee, to increase or decrease by $      million. If the proceeds increase due to a higher initial public offering price or decrease due to a lower initial public offering price, then the cash distribution to Tesoro from the proceeds of this offering will increase or decrease, as applicable, by a corresponding amount.

CAPITALIZATION

The following table shows:

•	historical cash and cash equivalents and capitalization of our predecessor as of September 30, 2010; and

•	our pro forma capitalization as of September 30, 2010, giving effect to the pro forma adjustments described in our unaudited pro forma combined financial statements included elsewhere in this prospectus, including this offering and the application of the net proceeds of this offering in the manner described under “Use of Proceeds” on page 46, and borrowings under our revolving credit facility and the other transactions described under “Summary — The Transactions” on page 6.

This table is derived from, should be read together with and is qualified in its entirety by reference to our historical and pro forma combined financial statements and the accompanying notes included elsewhere in this prospectus.

	As of September 30, 2010
	Predecessor	Partnership
	Historical	Pro Forma
	(In millions)

Cash and cash equivalents	$—	$3.0
Revolving credit facility	—	50.0
Division equity/partners’ capital:
Tesoro division equity	$130.5	—
Held by public:
Common units	—
Held by Tesoro:
Common units	—
Subordinated units	—
General partner units	—

Total division equity/partners’ capital	130.5

Total capitalization	$130.5	$

DILUTION

Dilution is the amount by which the offering price per common unit in this offering will exceed the net tangible book value per unit after the offering. On a pro forma basis as of September 30, 2010, after giving effect to the offering of common units and the related transactions, our net tangible book value was approximately $      million, or $      per unit. Purchasers of common units in this offering will experience substantial and immediate dilution in net tangible book value per common unit for financial accounting purposes, as illustrated in the following table.

Assumed initial public offering price per common unit		$
Pro forma net tangible book value per unit before the offering(1)	$
Decrease in net tangible book value per unit attributable to purchasers in the offering

Less: Pro forma net tangible book value per unit after the offering(2)

Immediate dilution in net tangible book value per common unit to purchasers in the offering		$

(1)	Determined by dividing the number of units ( common units, subordinated units and general partner units) to be issued to the general partner and its affiliates for their contribution of assets and liabilities to us into the net tangible book value of the contributed assets and liabilities.

(2)	Determined by dividing the number of units ( common units, subordinated units and general partner units) to be outstanding after the offering into our pro forma net tangible book value.

The following table sets forth the number of units that we will issue and the total consideration contributed to us by the general partner and its affiliates in respect of their units and by the purchasers of common units in this offering upon consummation of the transactions contemplated by this prospectus.

	Units Acquired			Total Consideration
	Number	Percent		Amount	Percent
(In thousands)

General partner and its affiliates(1)(2)			%	$		%
Purchasers in this offering			%			%

Total			%	$		%

(1)	Upon the consummation of the transactions contemplated by this prospectus, our general partner and its affiliates will own common units, subordinated units and general partner units.

(2)	The assets contributed by the general partner and its affiliates were recorded at historical cost in accordance with accounting principles generally accepted in the United States. Book value of the consideration provided by the general partner and its affiliates, as of September 30, 2010, after giving effect to the application of the net proceeds of the offering, is as follows:

(In thousands)

Book value of net assets contributed	$
Less: Distribution to Tesoro from net proceeds of this offering
Distribution to Tesoro from borrowings under our revolving credit facility

Total consideration	$

CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

You should read the following discussion of our cash distribution policy in conjunction with the specific assumptions included in this section. In addition, you should read “Forward-Looking Statements” beginning on page 200 and “Risk Factors” beginning on page 17 for information regarding statements that do not relate strictly to historical or current facts and regarding certain risks inherent in our business.

For additional information regarding our historical and pro forma results of operations, you should refer to our historical and pro forma combined financial statements and the notes to those financial statements included elsewhere in this prospectus.

General

Rationale for Our Cash Distribution Policy

Our partnership agreement requires that we distribute all of our available cash quarterly. Our cash distribution policy reflects a basic judgment that our unitholders will be better served by distributing our available cash rather than retaining it, because, among other reasons, we believe we will generally finance any expansion capital expenditures from external financing sources. Generally, our available cash is our (i) cash on hand at the end of a quarter after the payment of our expenses and the establishment of cash reserves and (ii) cash on hand resulting from working capital borrowings made after the end of the quarter. Because we are not subject to an entity-level federal income tax, we expect to have more cash to distribute than would be the case if we were subject to federal income tax.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that we will make quarterly cash distributions to our unitholders. We do not have a legal obligation to pay distributions at our minimum quarterly distribution rate or at any other rate except as provided in our partnership agreement. Our partnership agreement requires that we distribute all of our available cash quarterly. Our cash distribution policy is subject to certain restrictions and may be changed at any time. The reasons for such uncertainties in our stated cash distribution policy include the following factors:

•	Our cash distribution policy will be subject to restrictions on cash distributions under our revolving credit facility. Should we be unable to satisfy these restrictions included in our revolving credit facility, we would be prohibited from making cash distributions notwithstanding our cash distribution policy. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Capital Resources and Liquidity — Revolving Credit Facility” beginning on page 89.

•	Our general partner will have the authority to establish cash reserves for the prudent conduct of our business and for future cash distributions to our unitholders, and the establishment of or increase in those reserves could result in a reduction in cash distributions from levels we currently anticipate pursuant to our stated cash distribution policy. Any decision to establish cash reserves made by our general partner in good faith will be binding on our unitholders.

•	While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including the provisions requiring us to make cash distributions contained therein, may be amended. Our partnership agreement may not be amended during the subordination period without the approval of our public common unitholders, except in those limited circumstances when our general partner can amend our partnership agreement without any unitholder approval. However, after the subordination period has ended our partnership agreement may be amended with the consent of our general partner and the approval of a majority of the outstanding common units, including common units owned by Tesoro. At the closing of this offering, Tesoro will own our general partner and will own an aggregate of approximately % of the outstanding common units and subordinated units. Please read “The Partnership Agreement — Amendment of the Partnership Agreement” beginning on page 165.

•	Even if our cash distribution policy is not modified or revoked, the amount of distributions we make under our cash distribution policy and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement.

•	Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, or the Delaware Act, we may not make a distribution if the distribution would cause our liabilities to exceed the fair value of our assets.

•	We may lack sufficient cash to make distributions to our unitholders due to a number of operational, commercial and other factors or increases in our operating costs, general and administrative expenses, principal and interest payments on our outstanding debt and working capital requirements.

•	If we make distributions out of capital surplus, as opposed to operating surplus, any such distributions would constitute a return of capital and would result in a reduction in the minimum quarterly distribution and the target distribution levels. Please read “Provisions of our Partnership Agreement Relating to Cash Distributions — Operating Surplus and Capital Surplus” beginning on page 63. We do not anticipate that we will make any distributions from capital surplus.

•	Our ability to make distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute cash to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, the provisions of future indebtedness, applicable state partnership and limited liability company laws and other laws and regulations.

Our Ability to Grow is Dependent on Our Ability to Access External Expansion Capital

We will distribute all of our available cash to our unitholders on a quarterly basis. As a result, we expect that we will rely primarily upon external financing sources, including borrowings under our revolving credit facility and the issuance of debt and equity securities, to fund any future acquisitions and other expansion capital expenditures. To the extent we are unable to finance growth externally, our cash distribution policy will significantly impair our ability to grow. In addition, because we will distribute all of our available cash, our growth may not be as fast as businesses that reinvest all of their available cash to expand ongoing operations. Our revolving credit facility will restrict our ability to incur additional debt, including through the issuance of debt securities. Please read “Risk Factors — Risks Related to Our Business — Restrictions in our revolving credit facility could adversely affect our business, financial condition, results of operations, ability to make cash distributions to our unitholders and the value of our units” on page 27. To the extent we issue additional units, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level. There are no limitations in our partnership agreement on our ability to issue additional units, including units ranking senior to our common units. If we incur additional debt (under our revolving credit facility or otherwise) to finance our growth strategy, we will have increased interest expense, which in turn may impact the available cash that we have to distribute to our unitholders. Please read “Risk Factors — Risks Related to Our Business — Debt we incur in the future may limit our flexibility to obtain financing and to pursue other business opportunities” beginning on page 27.

Our Minimum Quarterly Distribution

Upon the consummation of this offering, our partnership agreement will provide for a minimum quarterly distribution of $      per unit for each complete quarter, or $      per unit on an annualized basis. Our ability to make cash distributions at the minimum quarterly distribution rate will be subject to the factors described above under “— General — Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy” beginning on page 49. Quarterly distributions, if any, will be made within 45 days after the end of each quarter, on or about the 15th day of each February, May, August and November to holders of record on or about the first day of each such month. If the distribution date does not fall on a business day, we will make the distribution on the first business day immediately preceding the indicated distribution date. We do not expect to make distributions for the period that begins on          , 2011 and ends on the day prior to the closing of this offering other than the distributions to be made to Tesoro in connection with the closing of this offering that are described in “Summary — The Transactions” on page 6 and “Use of Proceeds” on page 46. We will adjust our first distribution for the period from the closing of this offering through

, 2011 based on the actual length of the period. The amount of available cash needed to pay the minimum quarterly distribution on all of our common units, subordinated units and general partner units to be outstanding immediately after this offering for one quarter and on an annualized basis is summarized in the table below:

Minimum Quarterly Distributions
Annualized
	Number of Units	One Quarter	(Four Quarters)

Publicly held common units		$	$
Common units held by Tesoro
Subordinated units held by Tesoro
General partner units held by Tesoro

Total		$	$

As of the date of this offering, our general partner will be entitled to 2.0% of all distributions that we make prior to our liquidation. Our general partner’s initial 2.0% interest in these distributions may be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us in order to maintain its initial 2.0% general partner interest. Our general partner will also hold the incentive distribution rights, which entitle the holder to increasing percentages, up to a maximum of 48.0%, of the cash we distribute in excess of $      per unit per quarter.

During the subordination period, before we make any quarterly distributions to our subordinated unitholders, our common unitholders are entitled to receive payment of the full minimum quarterly distribution plus any arrearages in distributions of the minimum quarterly distribution from prior quarters. Please read “Provisions of our Partnership Agreement Relating to Cash Distributions — Subordination Period” beginning on page 65. We cannot guarantee, however, that we will pay the minimum quarterly distribution on our common units in any quarter.

Although holders of our common units may pursue judicial action to enforce provisions of our partnership agreement, including those related to requirements to make cash distributions as described above, our partnership agreement provides that any determination made by our general partner in its capacity as our general partner must be made in good faith and that any such determination will not be subject to any other standard imposed by the Delaware Act or any other law, rule or regulation or at equity. Our partnership agreement provides that, in order for a determination by our general partner to be made in “good faith,” our general partner must believe that the determination is in, or not opposed to, our best interest. Please read “Conflicts of Interest and Fiduciary Duties” beginning on page 152.

Our cash distribution policy, as expressed in our partnership agreement, may not be modified or repealed without amending our partnership agreement; however, the actual amount of our cash distributions for any quarter is subject to fluctuations based on the amount of cash we generate from our business and the amount of reserves our general partner establishes in accordance with our partnership agreement as described above.

Unaudited Pro Forma Available Cash for the Year Ended December 31, 2009 and the Twelve Months Ended September 30, 2010

If we had completed the transactions contemplated in this prospectus on January 1, 2009, pro forma available cash generated for the year ended December 31, 2009 would have been approximately $43.2 million. If we had completed the transactions contemplated in this prospectus on October 1, 2009, our pro forma available cash generated for the twelve months ended September 30, 2010 would have been approximately $46.7 million. These amounts would have been sufficient to pay the minimum quarterly distribution of $      per unit per quarter ($      per unit on an annualized basis) on all of our common units and subordinated units for such periods.

We based the pro forma adjustments upon currently available information and specific estimates and assumptions. The pro forma amounts below do not purport to present our results of operations had the transactions contemplated in this prospectus actually been completed as of the dates indicated. In addition, cash available to pay distributions is primarily a cash accounting concept, while our pro forma combined financial data have been prepared on an accrual basis. As a result, you should view the amount of pro forma available cash only as a general indication of the amount of cash available to pay distributions that we might have generated had we been formed in earlier periods.

The following table illustrates, on a pro forma basis, for the year ended December 31, 2009 and the twelve months ended September 30, 2010, the amount of cash that would have been available for distribution to our unitholders, assuming in each case that this offering and the other transactions contemplated in this prospectus had been consummated at the beginning of each period.

Tesoro Logistics LP
Unaudited Pro Forma Available Cash

	Pro Forma
	Year Ended		Twelve Months Ended
	December 31, 2009		September 30, 2010
	(In thousands)

Pro Forma Net Income(1)	$40,330		$43,402

Plus:
Interest expense, net(2)	2,306		2,306
Depreciation expense	8,820		7,828

EBITDA(3)	$51,456		$53,536
Less:
Cash interest paid(2)	1,905		1,905
Maintenance capital expenditures	3,319		1,928
Incremental general and administrative expense of being a separate publicly traded partnership(4)	3,030		3,030

Pro Forma Available Cash	$43,202		$46,673

Pro Forma Cash Distributions:
Annualized minimum quarterly distribution per unit(5)	$		$

Distributions to public common unitholders
Distributions to Tesoro — common units
Distributions to Tesoro — subordinated units

Distributions to our general partner

Total distributions to unitholders and general partner

Excess

Percent of distributions payable to common unitholders		%		%
Percent of distributions payable to subordinated unitholders		%		%

(1)	Reflects our pro forma net income for the period indicated and gives pro forma effect to our High Plains pipeline system tariffs and the various commercial agreements, omnibus agreement and operational services agreements that will be entered into with Tesoro at the closing of this offering. Pro forma net income for the twelve months ended September 30, 2010 includes shortfall payments from Tesoro of $1.8 million, $0.1 million and $0.1 million, respectively, under the High Plains pipeline transportation services agreement, the master terminalling services agreement and the short haul pipeline transportation services agreement that we will enter into with Tesoro at the closing of this offering.

(2)	Interest expense and cash interest paid both include commitment fees and interest expense that would have been paid by our predecessor had our revolving credit facility been in place during the periods presented and we had borrowed $50.0 million under the facility at the beginning of the period. Interest expense also includes the amortization of debt issuance costs incurred in connection with our revolving credit facility.

(3)	EBITDA is defined in “Summary — Summary Historical and Pro Forma Combined Financial and Operating Data — Non-GAAP Financial Measure” on page 16.

(4)	Reflects approximately $3.0 million of estimated annual incremental general and administrative expenses that we expect to incur as a result of being a separate publicly traded partnership.

(5)	Assumes the issuance of general partner units and the incentive distribution rights to our general partner, common units and subordinated units to Tesoro and common units to the public.

Estimated EBITDA for the Year Ending December 31, 2011

In order to fund the aggregate minimum quarterly distribution on all units for the year ending December 31, 2011, totaling $      million, we will need to generate EBITDA of at least $      million. For a definition of EBITDA and a reconciliation of EBITDA to its most directly comparable financial measures calculated and presented in accordance with GAAP, please read “Summary — Summary Historical and Pro Forma Combined Financial and Operating Data — Non-GAAP Financial Measure” on page 16. Based on the assumptions described below under “— Significant Forecast Assumptions,” we believe we will generate the minimum estimated EBITDA of $      million for the year ending December 31, 2011. The forecast of estimated EBITDA set forth below should not be viewed as management’s projection of the actual amount of EBITDA that we will generate during the year ending December 31, 2011. Furthermore, there is a risk that we will not generate the minimum estimated EBITDA for such period. If we fail to generate the minimum estimated EBITDA, we would not expect to have sufficient cash available for distribution to pay the minimum quarterly distribution on all of our units without incurring borrowings under our revolving credit facility.

We have not historically made public projections as to future operations, earnings or other results. However, management has prepared the forecast of estimated EBITDA and related assumptions set forth below to substantiate our belief that we will have sufficient available cash to pay the minimum quarterly distribution to all our unitholders for the year ending December 31, 2011. Please read below under “— Significant Forecast Assumptions” for further information as to the assumptions we have made for the financial forecast. This forecast is a forward-looking statement and should be read together with our historical and pro forma combined financial statements and the accompanying notes included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 80. This forecast was not prepared with a view toward complying with the published guidelines of the SEC or guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of our management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the assumptions on which we base our belief that we can generate the minimum estimated EBITDA necessary for us to have sufficient cash available for distribution to pay the minimum quarterly distribution to all unitholders for the forecasted period. However, this information is not fact and should not be relied upon as being necessarily indicative of our future results, and readers of this prospectus are cautioned not to place undue reliance on the prospective financial information.

The prospective financial information included in this registration statement has been prepared by, and is the responsibility of our management. Ernst & Young LLP has neither compiled nor performed any procedures with respect to the accompanying prospective financial information and, accordingly, Ernst & Young LLP does not express an opinion or any other form of assurance with respect thereto. The Ernst & Young LLP report included in this registration statement relates to our historical financial information. It does not extend to the prospective financial information and should not be read to do so.

When considering our financial forecast, you should keep in mind the risk factors and other cautionary statements under “Risk Factors” beginning on page 17. Any of the risks discussed in this prospectus, to the extent they are realized, could cause our actual results of operations to vary significantly from those that would enable us to generate the minimum estimated EBITDA.

We do not undertake any obligation to release publicly the results of any future revisions we may make to the forecast or to update this forecast to reflect events or circumstances after the date of this prospectus. Therefore, you are cautioned not to place undue reliance on this information.

Tesoro Logistics LP

Statement of Estimated EBITDA

Year Ending
December 31, 2011
(In thousands)

REVENUES:
Crude oil gathering:
Affiliate	$49,560
Third-party	—
Terminalling, transportation and storage:
Affiliate	$41,127
Third-party	3,457

Total Revenues	94,144
COSTS AND EXPENSES:
Operating and maintenance expense	38,099
Depreciation expense	8,592
General and administrative expense(1)	7,038

Total Costs and Expenses	53,729

OPERATING INCOME	$40,415
Interest expense, net	2,306

NET INCOME	38,109
Plus:
Interest expense, net	2,306
Depreciation expense	8,592

Estimated EBITDA(2)(3)	49,007
Less:
Cash interest paid	1,905
Maintenance capital expenditures	3,225
Expansion capital expenditures	1,100
Plus:
Cash on hand to fund expansion capital expenditures	1,100

Estimated cash available for distribution(3)	$43,877

Distributions to public common unitholders
Distributions to Tesoro — common units
Distributions to Tesoro — subordinated units
Distributions to our general partner	$

Total distributions to unitholders and general partner

Excess of cash available for distribution over aggregate annualized minimum quarterly distributions
Calculation of minimum estimated EBITDA necessary to pay aggregate annualized minimum quarterly distributions:
Estimated EBITDA
Excess of cash available for distribution over aggregate annualized minimum quarterly distributions

Minimum estimated EBITDA necessary to pay aggregate annualized minimum quarterly distributions	$

(1)	Includes approximately $3.0 million of estimated annual incremental general and administrative expenses that we expect to incur as a result of being a separate publicly traded partnership.

(2)	EBITDA is defined in “Summary — Summary Historical and Pro Forma Combined Financial and Operating Data — Non-GAAP Financial Measure” on page 16.

(3)	Estimated EBITDA and estimated cash available for distribution include approximately $10.2 million of forecasted revenues from services provided to Tesoro in excess of contracted minimums under our commercial agreements with Tesoro.

Significant Forecast Assumptions

The forecast has been prepared by and is the responsibility of management. The forecast reflects our judgment as of the date of this prospectus of conditions we expect to exist and the course of action we expect to take during the year ending December 31, 2011. While the assumptions disclosed in this prospectus are not all-inclusive, the assumptions listed below are those that we believe are material to our forecasted results of operations and any assumptions not discussed below were not deemed to be material. We believe we have a reasonable objective basis for these assumptions. We believe our actual results of operations will approximate those reflected in our forecast, but we can give no assurance that our forecasted results will be achieved. There will likely be differences between our forecast and the actual results and those differences could be material. If the forecast is not achieved, we may not be able to make cash distributions on our common units at the minimum quarterly distribution rate or at all.

General Considerations

As discussed in this prospectus, a substantial majority of our revenues and certain of our expenses will be determined by contractual arrangements that we will enter into with Tesoro at the closing of this offering. Accordingly, our forecasted results are not directly comparable with historical periods. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Factors Affecting the Comparability of Our Financial Results” beginning on page 83. Substantially all of our revenues will be derived from fee-based business, primarily pursuant to long-term commercial agreements with Tesoro that include minimum volume commitments. As we do not generally own the refined products or crude oil that we handle, and because all of our commercial agreements with Tesoro, other than our master terminalling agreement, generally require Tesoro to bear the risk of any volume loss relating to the services we provide, we are not directly exposed to material commodity risk. We have not forecasted any gains or losses from commodity imbalances and accordingly have not made any assumptions regarding future commodity price levels in developing our forecast of estimated EBITDA for the year ending December 31, 2011.

Revenues

We estimate that we will generate revenue of $94.1 million for the year ending December 31, 2011, as compared to pro forma revenues of $91.0 million and $93.1 million for the year ended December 31, 2009 and the twelve months ended September 30, 2010, respectively. Based on our assumptions for the year ending December 31, 2011, we expect approximately 96% of our forecasted revenues to be generated by our commercial agreements with, and tariffs paid by, Tesoro and 85% to be supported by Tesoro’s minimum volume commitments under our commercial agreements. Additionally, our commercial agreements include provisions that generally permit Tesoro to suspend, reduce or terminate its obligations under the applicable agreement if certain events occur. These events include Tesoro deciding to permanently or indefinitely suspend refining operations at one or more of its refineries, as well as our being subject to certain force majeure events that would prevent us from performing required services under the applicable agreement.

Volumes.  Our forecasted revenues have been determined for our crude oil gathering segment and our terminalling, transportation and storage segment by reference to historical volumes handled by us for the twelve months ended September 30, 2010 for Tesoro and third parties. The forecasted revenues also take into consideration existing contracts with third parties and our commercial agreements with Tesoro that we will enter into at the closing of this offering, as well as forecasted usage by Tesoro of services above the minimum throughput requirements under these commercial agreements. We expect that any variances between actual revenues and forecasted revenues will be driven by differences between actual volumes and forecasted volumes (subject to the minimum volume commitments of Tesoro), by changes in uncommitted volumes, by changes in the weighted average amount per barrel charged for volumes of crude oil and refined products that we handle and by variations between such weighted average amounts per barrel and actual rates applied to such volumes.

The following table compares forecasted volumes to historical volumes, contrasted against our minimum volume commitments and reserved storage capacity (which represents 100% of our currently-available storage capacity).

	Pro Forma			Forecasted			Contracted
		Twelve Months		Year			Minimum
	Year Ended	Ended		Ending			as a
	December 31,	September 30,		December 31,		Contracted	Percentage
	2009	2010		2011		Minimum	of Forecast

Crude oil pipeline throughput (bpd)	52,806	49,297	(1)	55,500	(2)	49,000	88%
Trucking volume (bpd)	22,963	23,573		22,700		22,000	97%
Terminal throughput (bpd)	113,135	114,587		116,800		100,000	86%
Short-haul pipeline throughput (bpd)	56,942	52,650		60,300		54,000	90%
Storage capacity reserved (barrels)	878,000	878,000		878,000		878,000	100%

(1)	Of the 49,297 bpd crude oil pipeline throughput for the twelve months ended September 30, 2010, approximately 44,900 bpd were crude oil barrels from North Dakota origin points that would be transported as part of Tesoro’s minimum throughput commitment under the terms of the High Plains pipeline transportation services agreement that we will enter into with Tesoro at the closing of this offering, resulting in a shortfall of approximately 4,100 bpd under this agreement. This shortfall was the result of the scheduled turnaround at Tesoro’s Mandan refinery during April and May of 2010.

(2)	Of the 55,500 bpd forecasted for the year ending December 31, 2011, 49,000 bpd represent Tesoro’s minimum throughput commitment under the High Plains pipeline transportation services agreement, which is subject to our committed NDPSC tariff rates, 3,700 bpd represent barrels from North Dakota origin points in excess of Tesoro’s minimum throughput commitment, which are subject to our uncommitted NDPSC tariff rates, and 2,800 bpd represent interstate barrels from Montana origin points, which are subject to our FERC tariff rates.

Crude Oil Gathering Revenues.  We estimate that our total crude oil gathering revenues for the year ending December 31, 2011 will be $49.6 million, as compared to $48.8 million and $49.1 million for the year ended December 31, 2009 and the twelve months ended September 30, 2010, respectively, on a pro forma basis. Of the total revenues forecasted for this segment, $41.6 million, or 84%, relate to minimum volumes under the High Plains pipeline transportation services agreement and the trucking transportation services agreement that we will enter into with Tesoro at the closing of this offering. The balance of these estimated revenues represents forecasted usage by Tesoro of services above the minimum requirements under these agreements, the gathering and transportation of interstate volumes subject to our FERC tariff rates, pumpover fees and tank usage fees paid by Tesoro. For a more detailed discussion of our committed and uncommitted volumes, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — How We Generate Revenue” on page 80.

The following table shows our total crude oil gathering revenues and our revenue per barrel handled in this segment for the periods indicated.

	Pro Forma		Forecasted
		Twelve Months	Year
	Year Ended	Ended	Ending
	December 31, 2009	September 30, 2010	December 31, 2011

Revenues (in millions):
Pipeline gathering(1)	$24.7	$24.4	$25.6
Trucking	24.1	24.7	24.0

Total	48.8	49.1	49.6

Revenue (per barrel):
Pipeline gathering(1)	$1.28	$1.35	$1.26
Trucking	2.88	2.87	2.89

(1)	Pro forma revenues for the twelve months ended September 30, 2010 include a shortfall payment from Tesoro of $1.8 million, or $0.11 per barrel, based on a shortfall of 4,100 bpd barrels under the terms of the High Plains pipeline transportation services agreement that we will enter into with Tesoro at the closing of this offering. This shortfall was the result of the scheduled turnaround at Tesoro’s Mandan refinery during April and May of 2010.

Pipeline Gathering Services.  We estimate that total revenues attributable to the pipeline portion of our crude oil gathering segment will be $25.6 million, or $1.26 per barrel, for the year ending December 31, 2011, as compared to $24.7 million, or $1.28 per barrel, and $24.4 million, or $1.35 per barrel, for the year ended December 31, 2009 and the twelve months ended September 30, 2010, respectively, on a pro forma basis. The pipeline gathering portion of this segment includes revenues from trunkline transportation, pipeline gathering and pumpover services. Of the $25.6 million for the pipeline gathering portion, $19.7 million relates to Tesoro’s minimum throughput commitment under our High Plains pipeline transportation services agreement, under which we will charge tariffs that we estimate will average (on a volume weighted basis) approximately $1.10 per barrel (which excludes gathering and pumpover fees). Under this agreement, Tesoro is obligated to ship an average of at least 49,000 bpd per month on our High Plains pipeline system from North Dakota origin points. The remaining $5.9 million of forecasted revenue for the year ending December 31, 2011 relates to volumes shipped from North Dakota origin points in excess of the minimum throughput commitment, volumes shipped from Montana origin points, as well as uncommitted pipeline gathering and pumpover fees. The increase in our forecasted revenues for the forecast period compared to our pro forma revenues for the year ended December 31, 2009 and the twelve months ended September 30, 2010 primarily relates to higher anticipated throughput volumes. The anticipated higher throughput volumes are due to expected higher demand by Tesoro’s Mandan refinery as a result of higher operating capabilities at the refinery following the completion of a turnaround at the refinery during April and May of 2010, as well as an expectation that the Mandan refinery will operate for 12 months during the forecast period compared to only 10.5 months of operations during 2010 as a result of the turnaround.

Trucking Services.  We estimate that total revenues attributable to the trucking portion of our High Plains crude oil gathering system will be $24.0 million, or $2.89 per truck-hauled barrel, for the year ending December 31, 2011. Of this amount, $21.8 million relates to the minimum throughput commitments under the trucking transportation services agreement that we will enter into with Tesoro at the closing of this offering, and does not include tank usage fees. Under this agreement, we will charge $2.72 per barrel to provide crude oil trucking, scheduling and dispatching services to Tesoro, and Tesoro will agree to gather and transport an average of at least 22,000 bpd per month utilizing our trucking services. The remaining $2.2 million of forecasted revenue primarily relates to fees for tank usage and also forecasted hauling volumes in excess of the minimum throughput commitments. Revenues of $24.0 million for the forecast period are relatively flat compared to pro forma revenues of $24.1 million for the year ended December 31, 2009. The decrease in our forecasted revenue for the forecast period as compared to our pro forma revenues for the twelve months ended September 30, 2010 primarily relates to lower demand for trucking services following the turnaround at

Tesoro’s Mandan refinery during April and May of 2010. Because of the turnaround, crude oil had to be trucked to alternative destinations during those months, resulting in higher trucking revenues.

Terminalling, Transportation and Storage Revenues.  We estimate that our total terminalling, transportation and storage services revenues for the year ending December 31, 2011 will be $44.6 million, as compared to $42.1 million and $44.1 million for the year ended December 31, 2009 and the twelve months ended September 30, 2010, respectively, on a pro forma basis. Of the total forecasted revenues, $38.9 million, or 87%, relate to minimum volume commitments under the terminalling, transportation and storage agreements that we will enter into with Tesoro at the closing of this offering. The balance of these estimated revenues represents volumes above Tesoro’s minimum commitments as well as third-party volumes. We expect revenues to increase in our forecast period due to increased Tesoro and third-party throughput volumes at our terminals, as well as increased volumes on our short-haul pipelines. The following table shows our total terminalling, transportation and storage revenues and our revenue per barrel in this segment for the periods indicated.

	Pro Forma		Forecasted
		Twelve Months
	Year Ended	Ended	Year Ending
	December 31, 2009	September 30, 2010	December 31, 2011
	(In millions, except per barrel amounts)

Revenues:
Terminalling(1)	$31.6	$33.9	$33.8
Short-Haul Pipeline
Transportation(1)	5.2	4.9	5.5
Storage	5.3	5.3	5.3

Total	$42.1	$44.1	$44.6
Revenues:
Terminalling (per barrel)	$0.77	$0.81	$0.79
Short-Haul Pipeline
Transportation (per barrel)	0.25	0.25	0.25
Storage (per shell capacity barrel, per month)	$0.50	$0.50	$0.50

(1)	Pro forma revenues for the twelve months ended September 30, 2010 include shortfall payments of $0.1 million and $0.1 million, respectively, due to shortfalls resulting from actual services and shipments below Tesoro’s minimum throughput commitments under the master terminalling services agreement and the short-haul pipeline transportation services agreement that we will enter into with Tesoro at the closing of this offering.

Terminalling.  We estimate that total revenues attributable to our terminalling services will be $33.8 million, or $0.79 per barrel, for the year ending December 31, 2011. Of this amount, $28.7 million relates to Tesoro’s minimum throughput commitments and related ancillary services under the master terminalling services agreement that we will enter into with Tesoro at the closing of this offering. Under this agreement, Tesoro is obligated to throughput an aggregate average of at least 100,000 bpd per month through our terminals. The remaining $5.1 million of forecasted revenue is the result of terminalling volumes of approximately 11,200 bpd for third parties and 5,600 bpd for Tesoro in excess of Tesoro’s minimum throughput commitments, and for related ancillary services. Of the approximately 11,200 bpd terminalled for third parties, approximately 3,800 bpd is subject to month-to-month contracts, and approximately 7,400 bpd is subject to contracts with terms ranging from 90 days to one year. Revenues of $33.8 million for the forecast period are relatively flat compared to pro forma revenues of $33.9 million for the year ended September 30, 2010. The increase in our forecasted revenues for the forecast period compared to the year ended December 31, 2009 primarily relates to higher terminalling volume demand during the forecast period as compared to prior periods and higher anticipated throughput volumes at our terminals related to higher anticipated production at Tesoro’s Mandan refinery in 2011 following the turnaround in April and May 2010.

Short-Haul Pipeline Transportation.  We estimate that total revenues attributable to our short-haul pipeline transportation business will be $5.5 million for the year ending December 31, 2011. Of this amount, $4.9 million relates to Tesoro’s minimum throughput commitments under the short-haul pipeline transportation agreement the we will enter into with Tesoro at the closing of this offering. Under this agreement, we will charge $0.25 per barrel to transport crude oil to, and refined products from, Tesoro’s Salt Lake City refinery, and Tesoro will agree to ship an average of at least 54,000 bpd utilizing our short-haul crude oil and refined products pipelines. The remaining $0.6 million of forecasted revenue relates to throughput volumes in excess of Tesoro’s minimum throughput commitment. The increase in our forecasted revenues compared to pro forma revenues for the year ended December 31, 2009 primarily relates to higher anticipated throughput volumes during the forecast period. The increase in our forecasted revenues compared to pro forma revenues for the twelve months ended September 30, 2010 primarily relates to higher anticipated throughput volumes during the forecast period, as the twelve months ended September 30, 2010 included a scheduled turnaround at Tesoro’s Salt Lake City refinery, which resulted in a shortfall payment of $0.1 million due to actual shipments being below Tesoro’s minimum throughput commitment.

Storage Services.  We estimate that our storage revenues will be $5.3 million for the year ending December 31, 2011. Our forecasted storage revenues relate to our storage and transportation services agreement that we will enter into with Tesoro at the closing of this offering under which we will provide 878,000 barrels of tank shell capacity (100% of the currently available storage capacity) at our storage facility, and all of the currently available capacity on our interconnecting pipelines, to Tesoro, and Tesoro will pay us $0.50 per barrel of tank shell capacity per month for these storage and transportation services.

Operating and Maintenance Expense

Our operating and maintenance expenses include labor expenses, lease costs, utility costs, insurance premiums, repairs and maintenance expenses and related property taxes. We estimate that we will incur operating and maintenance expense of $38.1 million for the year ending December 31, 2011 as compared to $35.5 million and $35.6 million for the year ended December 31, 2009 and the twelve months ended September 30, 2010, respectively, on a pro forma basis. The increase in our forecasted operating and maintenance expenses is primarily related to a credit to operating and maintenance expenses of $1.6 million and $2.3 million for the year ended December 31, 2009 and the twelve months ended September 30, 2010, respectively, for imbalance gains. We have not included any imbalance gains or losses in our forecasted operating and maintenance expenses. Certain of our commercial agreements with Tesoro will have loss allowance provisions relating to imbalances under which we may recognize measurement gains or losses. While we may continue to recognize imbalance gains following the closing of this offering similar to those we recognized in prior periods, we have not made any assumptions in that regard for purposes of our forecast of estimated operating and maintenance expenses. Our commercial agreements with Tesoro and many of our contracts with third parties also contain inflation adjustment provisions that should substantially mitigate inflation-related increases in operating costs in rising operating cost environments.

General and Administrative Expenses

We estimate that our total general and administrative expenses will be $7.0 million for the year ending December 31, 2011, compared to $4.0 million for the year ended December 31, 2009 and for the twelve months ended September 30, 2010, on a pro forma basis. These expenses consist of:

•	a corporate services fee of $2.5 million per year that we will pay to Tesoro under the omnibus agreement that we will enter into at the closing of this offering for the provision of treasury, accounting, legal and other centralized corporate services to us. For a more complete description of this agreement and the services covered by it, see “Certain Relationships and Related Party Transactions — Agreements Governing the Transactions — Omnibus Agreement” beginning on page 139;

•	approximately $1.5 million of direct costs for estimated employee-related expenses relating to the management of our assets; and

•	approximately $3.0 million of incremental annual expenses as a result of being a separate publicly traded partnership, such as costs associated with annual and quarterly reports to unitholders, financial statement audit, tax return and Schedule K-1 preparation and distribution, investor relations, activities, registrar and transfer agent fees, incremental director and officer liability insurance premiums, independent director compensation and incremental employee benefit costs.

By comparison, for the year ended December 31, 2009, our predecessor recorded total general and administrative expenses of approximately $3.1 million, which included both direct costs for employee-related expenses related to the management of our assets, as well as allocated costs for the provision of treasury, accounting legal and other centralized corporate services.

Depreciation Expense

We estimate that depreciation expense will be approximately $8.6 million for the year ending December 31, 2011, compared to approximately $8.8 million and $7.8 million for the year ended December 31, 2009 and the twelve months ended September 30, 2010, respectively, on a pro forma basis. Depreciation expense is expected to increase for the year ending December 31, 2011 compared to the twelve months ended September 30, 2010, due to an expected increase in maintenance and expansion capital expenditures during the forecast period.

Financing

We estimate that interest expense will be approximately $2.3 million for the year ending December 31, 2011. Our interest expense for the twelve months ended September 30, 2010 and December 31, 2009, on a pro forma basis, was also approximately $2.3 million. Our interest expense for the year ending December 31, 2011 is based on the following assumptions:

•	through December 31, 2011, we will have average borrowings of approximately $50.0 million under our revolving credit facility, with an estimated average interest rate of 2.8% through December 31, 2011. An increase or decrease of 1.0% in the interest rate will result in increased or decreased, respectively, annual interest expenses of $0.5 million.

•	interest expense includes commitment fees for the unused portion of our revolving credit facility at an assumed rate of 0.50%;

•	interest expense also includes the amortization of debt issuance costs incurred in connection with our revolving credit facility; and

•	we will remain in compliance with the financial and other covenants in our revolving credit facility.

Capital Expenditures

We estimate that total capital expenditures for the year ending December 31, 2011 will be $4.3 million as compared to pro forma capital expenditures of $9.2 million and $2.5 million for the year ended December 31, 2009 and the twelve months ended September 30, 2010, respectively. This forecast estimate is based on the following assumptions:

•	Maintenance Capital Expenditures. We estimate that our maintenance capital expenditures will be $3.2 million for the year ending December 31, 2011, of which $1.4 million relates primarily to our High Plains pipeline system and $1.8 million relates to pipeline and terminal integrity projects for our other assets. Maintenance capital expenditures were $3.3 million for the year ended December 31, 2009 and $1.9 million for the twelve months ended September 30, 2010.

•	Expansion Capital Expenditures. We have assumed expansion capital expenditures of our existing assets of $1.1 million for the year ending December 31, 2011. The $1.1 million of assumed expansion capital expenditures is related to the installation of an ethanol tank and rack blending system at our Burley terminal. Expansion capital expenditures were $5.9 million for the year ended December 31, 2009 and $0.6 million for the twelve months ended September 30, 2010. Our significantly higher capital expenditures during 2009 were attributable to upgrades at our Los Angeles and Boise terminals.

Regulatory, Industry and Economic Factors

Our forecast of estimated EBITDA for the year ending December 31, 2011 is based on the following significant assumptions related to regulatory, industry and economic factors:

•	Tesoro will not default under any of our commercial agreements or reduce, suspend or terminate its obligations, nor will any events occur that would be deemed a force majeure event, under such agreements;

•	there will not be any new federal, state or local regulation, or any interpretation of existing regulation, of the portions of the refining or logistics industries in which we operate that will be materially adverse to our business;

•	there will not be any material accidents, weather-related incidents, unscheduled downtime or similar unanticipated events with respect to our assets or Tesoro’s refineries;

•	there will not be a shortage of skilled labor; and

•	there will not be any material adverse changes in the refining industry, the midstream energy sector or market, or overall economic conditions.

PROVISIONS OF OUR PARTNERSHIP AGREEMENT RELATING TO CASH DISTRIBUTIONS

Distributions of Available Cash

General

Our partnership agreement requires that, within 45 days after the end of each quarter, beginning with the quarter ending          , 2011, we distribute our available cash to unitholders of record on the applicable record date. We will adjust the minimum quarterly distribution for the period from the closing of the offering through          , 2011 based on the actual length of the period.

Definition of Available Cash

Available cash generally means, for any quarter, all cash on hand at the end of the quarter:

•	less, the amount of cash reserves established by our general partner at the date of determination of available cash for the quarter to:

•	provide for the proper conduct of our business (including reserves for our future capital expenditures and anticipated future credit needs subsequent to that quarter);

•	comply with applicable law, any of our debt instruments or other agreements; and

•	provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters (provided that our general partner may not establish cash reserves for distributions on our subordinated units unless it determines that the establishment of those reserves will not prevent us from distributing the minimum quarterly distribution on all common units and any cumulative arrearages for the next four quarters);

•	plus, if our general partner so determines, all or any portion of the cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made subsequent to the end of such quarter.

The purpose and effect of the last bullet point above is to allow our general partner, if it so decides, to use cash from working capital borrowings made after the end of the quarter but on or before the date of determination of available cash for that quarter to pay distributions to unitholders. Under our partnership agreement, working capital borrowings are generally borrowings that are made under a credit facility, commercial paper facility or similar financing arrangement, and in all cases are used solely for working capital purposes or to pay distributions to partners and with the intent of the borrower to repay such borrowings within 12 months from sources other than additional working capital borrowings.

Intent to Distribute the Minimum Quarterly Distribution

We intend to make a minimum quarterly distribution to the holders of our common units and subordinated units of $      per unit, or $      on an annualized basis, to the extent we have sufficient cash from our operations after the establishment of cash reserves and the payment of costs and expenses, including reimbursements of expenses to our general partner. However, there is no guarantee that we will pay the minimum quarterly distribution or any amount on our units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Capital Resources and Liquidity — Revolving Credit Facility” beginning on page 89 for a discussion of certain covenants to be included in our revolving credit facility that may restrict our ability to make distributions.

General Partner Interest and Incentive Distribution Rights

As of the date of this offering, our general partner is entitled to 2.0% of all quarterly distributions that we make prior to our liquidation. This 2.0% general partner interest will be represented by           general partner units upon the completion of this offering and may be reduced if we issue additional limited partner interests in the future and our general partner does not contribute a proportionate amount of capital to us in order to maintain its 2.0% general partner interest. Our general partner has the right, but not the obligation, to contribute capital to us in order to maintain its current general partner interest.

Our general partner also currently holds incentive distribution rights that entitle it to receive increasing percentages, up to a maximum of 50.0%, of the cash we distribute from operating surplus (as defined below) in excess of $      per unit per quarter. The maximum distribution of 50.0% includes distributions paid to our general partner on its 2.0% general partner interest and assumes that our general partner maintains its general partner interest at 2.0%. The maximum distribution of 50.0% does not include any distributions that our general partner may receive on common units or subordinated units that it owns. Please read “— General Partner Interest and Incentive Distribution Rights” beginning on page 67 for additional information.

Operating Surplus and Capital Surplus

Overview

All cash distributed to unitholders will be characterized as either being paid from “operating surplus” or “capital surplus.” We treat distributions of available cash from operating surplus differently than distributions of available cash from capital surplus.

Definition of Operating Surplus, Capital Surplus and Interim Capital Transactions

Operating Surplus.  We define operating surplus as:

•	$ million (as described below); plus

•	all of our cash receipts after the closing of this offering, excluding cash from interim capital transactions (as defined below); plus

•	working capital borrowings made after the end of a quarter but on or before the date of determination of operating surplus for that quarter; plus

•	cash distributions paid on equity issued (including incremental distributions on incentive distribution rights), other than equity issued on the closing date of this offering, to finance all or a portion of expansion capital expenditures in respect of the period from such financing until the earlier to occur of the date the capital improvement commences commercial service or the date that it is abandoned or disposed of; plus

•	cash distributions paid on equity issued (including incremental distributions on incentive distribution rights) to pay interest on debt incurred, or to pay distributions on equity issued, to finance all or a portion of expansion capital expenditures, in each case in respect of the period from such financing until the earlier to occur of the date the capital improvement commences commercial service or the date that it is abandoned or disposed of; less

•	all of our operating expenditures (as defined below) after the closing of this offering and the completion of the transactions described in “Summary — The Transactions” on page 6; less

•	the amount of cash reserves established by our general partner to provide funds for future operating expenditures; less

•	all working capital borrowings not repaid within 12 months after having been incurred, or repaid within such 12-month period with the proceeds from additional working capital borrowings.

As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our unitholders and is not limited to cash generated by our operations. For example, it includes

a basket of $      million that will enable us, if we choose, to distribute as operating surplus cash we receive in the future from interim capital transactions that might otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity interests in operating surplus would be to increase operating surplus by the amount of any such cash distributions and to permit the distribution as operating surplus of additional amounts of cash that we receive from non-operating sources.

The proceeds of working capital borrowings increase operating surplus and repayments of working capital borrowings are generally operating expenditures, as described below, and thus reduce operating surplus when made. However, if a working capital borrowing is not repaid during the twelve-month period following the borrowing, it will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowing is in fact repaid, it will be excluded from operating expenditures because operating surplus will have been previously reduced by the deemed repayment.

We define operating expenditures as all of our cash expenditures, including, but not limited to, taxes, employee and director compensation, reimbursements of expenses to our general partner, repayments of working capital borrowings, debt service payments, payments made in the ordinary course of business under interest rate hedge contracts and commodity hedge contracts and maintenance capital expenditures, provided that operating expenditures will not include:

•	repayments of working capital borrowings where such borrowings have previously been deemed to have been repaid (as described above);

•	payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness other than working capital borrowings;

•	expansion capital expenditures;

•	investment capital expenditures;

•	payment of transaction expenses (including taxes) relating to interim capital transactions;

•	distributions to partners (including distributions in respect of our incentive distribution rights);

•	repurchases of partnership interests (excluding repurchases we make to satisfy obligations under employee benefit plans); or

•	any other payments made in connection with this offering that are described under “Use of Proceeds” on page 46.

Capital Surplus and Interim Capital Transactions.  We define cash from interim capital transactions to include proceeds from:

•	borrowings other than working capital borrowings;

•	issuances of our equity and debt securities; and

•	sales or other dispositions of assets for cash, other than inventory, accounts receivable and other assets sold in the ordinary course of business or as part of normal retirement or replacement of assets.

We define capital surplus as available cash distributed in excess of our cumulative operating surplus. Although the cash proceeds from interim capital transactions do not increase operating surplus, all distributions of available cash from whatever source are deemed to be from operating surplus until cumulative distributions of available cash exceed cumulative operating surplus. Thereafter, all distributions of available cash are deemed to be from capital surplus to the extent they continue to exceed cumulative operating surplus.

Capital Expenditures

Maintenance capital expenditures are cash expenditures (including expenditures for the addition or improvement to, or the replacement of, our capital assets or for the acquisition of existing, or the construction or development of new, capital assets) made to maintain, including over the long term, our operating capacity, asset base or operating income. Examples of maintenance capital expenditures include capital expenditures associated with the repair, refurbishment and replacement of pipelines and terminals.

Expansion capital expenditures are cash expenditures incurred for acquisitions or capital improvements that we expect will increase our operating capacity, asset base or operating income over the long term. Examples of expansion capital expenditures include capital expenditures associated with the expansion of the operating capacity of our pipelines and terminals. Expansion capital expenditures include interest payments (and related fees) on debt incurred to finance the construction, acquisition or development of an improvement of a capital asset and paid in respect of the period beginning on the date of such financing and ending on the earlier to occur of the date that such capital improvement commences commercial service or the date that such capital improvement is abandoned or disposed of.

Investment capital expenditures are those capital expenditures that are neither maintenance capital expenditures nor expansion capital expenditures. Investment capital expenditures largely will consist of capital expenditures made for investment purposes. Examples of investment capital expenditures include traditional capital expenditures for investment purposes, such as purchases of securities, as well as other capital expenditures that might be made in lieu of such traditional investment capital expenditures, such as the acquisition of a capital asset for investment purposes or development of facilities that are in excess of the maintenance of our existing operating capacity or operating income, but which are not expected to expand, for more than the short term, our operating capacity or operating income.

Neither investment capital expenditures nor expansion capital expenditures are included in operating expenditures and thus will not reduce operating surplus. Because expansion capital expenditures include interest payments (and related fees) on debt incurred to finance all or a portion of the construction, acquisition or development of an improvement of a capital asset (such as pipelines, terminals or storage facilities) in respect of the period that begins on the date of such financing and ending on the earlier to occur of the date that such capital improvement commences commercial service or the date that it is abandoned or disposed of, such interest payments are also not subtracted from operating surplus.

Capital expenditures that are made in part for two or more purposes consisting of maintenance capital purposes, expansion capital purposes or investment capital purposes will be allocated as maintenance capital expenditures, expansion capital expenditures or investment capital expenditures by our general partner.

Subordination Period

General

Our partnership agreement provides that, during the subordination period (which we define below), our common units will have the right to receive distributions of available cash from operating surplus each quarter in an amount equal to $      per common unit, which amount is defined in our partnership agreement as the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on our common units from prior quarters, before any distributions of available cash from operating surplus may be made on our subordinated units. These units are deemed “subordinated” because for a period of time, referred to as the subordination period, our subordinated units will not be entitled to receive any distributions until our common units have received the minimum quarterly distribution plus any arrearages from prior quarters. Furthermore, no arrearages will be paid on our subordinated units. The practical effect of our subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed on our common units.

Definition of Subordination Period

Except as described below, the subordination period will begin upon the date of this offering and expire on the first business day after the distribution to unitholders in respect of any quarter, beginning with the quarter ending          , 2014, that each of the following tests are met:

•	distributions of available cash from operating surplus on each of the outstanding common units, subordinated units and general partner units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•	the “adjusted operating surplus” (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units, subordinated units and general partner units on a fully diluted weighted average basis during those periods; and

•	there are no arrearages in payment of the minimum quarterly distribution on our common units.

In addition to the tests outlined above, the subordination period will end only in the event that our conflicts committee, or the board of directors of our general partner based on the recommendation of our conflicts committee, reasonably expects to satisfy the tests set forth under the first and second bullet points above for the succeeding four-quarter period without treating as earned any curtailment fees (or similar fees under future contracts) expected to be received during such period.

Early Termination of Subordination Period

Notwithstanding the foregoing, the subordination period will automatically terminate on the first business day after the distribution to unitholders in respect of any quarter, if each of the following has occurred:

•	distributions of available cash from operating surplus on each of the outstanding common units, subordinated units and general partner units equaled or exceeded $ (150.0% of the annualized minimum quarterly distribution) for the immediately preceding four-quarter period; and

•	the “adjusted operating surplus” (as defined below) generated during the immediately preceding four-quarter period equaled or exceeded the sum of $ (150.0% of the annualized minimum quarterly distribution) on each of the outstanding common, subordinated and general partner units during that period on a fully diluted weighted average basis; and

•	there are no arrearages in payment of the minimum quarterly distribution on our common units.

In addition to the tests outlined above, the subordination period will end only in the event that our conflicts committee, or the board of directors of our general partner based on the recommendation of our conflicts committee, reasonably expects to satisfy the tests set forth under the first and second bullet points above for the succeeding four-quarter period without treating as earned any curtailment fees (or similar fees under future contracts) expected to be received during such period.

Expiration of the Subordination Period

When the subordination period ends, each outstanding subordinated unit will convert into one common unit and will thereafter participate pro rata with the other common units in distributions of available cash. In addition, if the unitholders remove our general partner other than for cause and no units held by our general partner and its affiliates are voted in favor of such removal:

•	the subordination period will end and each subordinated unit will immediately convert into one common unit;

•	any existing arrearages in payment of the minimum quarterly distribution on our common units will be extinguished; and

•	our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

Definition of Adjusted Operating Surplus

Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net drawdowns of reserves of cash generated in prior periods. Adjusted operating surplus for a period consists of:

•	operating surplus (excluding the first bullet of the definition of operating surplus) generated with respect to that period; less

•	any net increase in working capital borrowings with respect to such period; less

•	any net decrease in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

•	any net decrease in working capital borrowings with respect to such period; plus

•	any net decrease made in subsequent periods to cash reserves for operating expenditures initially established with respect to such period to the extent such decrease results in a reduction in adjusted operating surplus in subsequent periods pursuant to the third bullet point above; plus

•	any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.

Distributions from Operating Surplus

The following discussion regarding distributions of available cash from operating surplus is based on the assumptions that our general partner maintains its 2.0% general partner interest and that we do not issue additional classes of equity securities.

Distributions from Operating Surplus during the Subordination Period

We will make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

•	first, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

•	second, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on our common units for any prior quarters during the subordination period;

•	third, 98.0% to the subordinated unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “— General Partner Interest and Incentive Distribution Rights” below.

Distributions from Operating Surplus after the Subordination Period

We will make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “— General Partner Interest and Incentive Distribution Rights” below.

General Partner Interest and Incentive Distribution Rights

Our partnership agreement provides that our general partner initially will be entitled to 2.0% of all distributions that we make prior to our liquidation. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us in order to maintain its 2.0% general partner interest if we issue additional units. Our general partner’s 2.0% interest, and the percentage of our cash distributions to which it is entitled from such 2.0% interest, will be proportionately reduced if we issue additional units in the future (other than the issuance of common units upon exercise by the underwriters of their option to purchase additional common units in this offering, the issuance of common units upon conversion of outstanding subordinated units or the issuance of common units upon a reset of the incentive distribution rights) and our general partner does not contribute a proportionate amount of capital to us in order to maintain its 2.0% general partner interest. Our partnership agreement does not require that the general partner fund its capital contribution with cash and our general partner may fund its capital contribution by the contribution to us of common units or other property.

Incentive distribution rights represent the right to receive an increasing percentage (13.0%, 23.0% and 48.0%) of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest.

The following discussion assumes that our general partner maintains its 2.0% general partner interest, that there are no arrearages on common units and that our general partner owns all of the incentive distribution rights.

If for any quarter:

•	we have distributed available cash from operating surplus to the unitholders in an amount equal to the minimum quarterly distribution; and

•	we have distributed available cash from operating surplus on outstanding common units and the general partner interest in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution to the common unitholders;

then, we will distribute any additional available cash from operating surplus for that quarter among the unitholders and our general partner in the following manner:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until each unitholder receives a total of $ per unit for that quarter (the “first target distribution”);

•	second, 85.0% to all unitholders, pro rata, and 15.0% to our general partner, until each unitholder receives a total of $ per unit for that quarter (the “second target distribution”);

•	third, 75.0% to all unitholders, pro rata, and 25.0% to our general partner, until each unitholder receives a total of $ per unit for that quarter (the “third target distribution”); and

•	thereafter, 50.0% to all unitholders, pro rata, and 50.0% to our general partner.

Percentage Allocations of Available Cash from Operating Surplus

The following table illustrates the percentage allocations of available cash from operating surplus between the unitholders and our general partner based on the specified target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of our general partner and the unitholders in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Per Unit Target Amount.” The percentage interests shown for our unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below for our general partner include its 2.0% general partner interest and assume that there are no arrearages on common units, our general partner has contributed any additional capital necessary to maintain its 2.0% general partner interest and that our general partner owns all of the incentive distribution rights.

			Marginal Percentage Interest
	Total Quarterly Distribution		in Distributions
	per Unit Target Amount		Unitholders	General Partner

Minimum Quarterly Distribution	$		98.0%	2.0%
First Target Distribution	above $	up to $	98.0%	2.0%
Second Target Distribution	above $	up to $	85.0%	15.0%
Third Target Distribution	above $	up to $	75.0%	25.0%
Thereafter	above $		50.0%	50.0%

General Partner’s Right to Reset Incentive Distribution Levels

Our general partner, as the initial holder of our incentive distribution rights, has the right under our partnership agreement to elect to relinquish the right to receive incentive distribution payments based on the initial target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount and target distribution levels upon which the incentive distribution payments to our general partner would be set. If our general partner transfers all or a portion of the incentive distribution rights in the future, then the holder or holders of a majority of the incentive distribution rights will be entitled to exercise this right. The following discussion assumes that our general partner owns all of the incentive distribution rights at the time that a reset election is made. The right to reset the minimum quarterly distribution amount and the target distribution levels upon which the incentive distributions are based may be exercised, without approval of our unitholders or our conflicts committee, at any time when there are no subordinated units outstanding and we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distribution for each of the prior four consecutive fiscal quarters. If our general partner and its affiliates are not the holders of a majority of the incentive distribution rights at the time an election is made to reset the minimum quarterly distribution amount and the target distribution levels, then the proposed reset shall be subject to the prior written concurrence of the general partner that the conditions described above have been satisfied. The reset minimum quarterly distribution amount and target distribution levels will be higher than the minimum quarterly distribution amount and the target distribution levels prior to the reset such that there will be no incentive distributions paid under the reset target distribution levels until cash distributions per unit following this event increase as described below. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per common unit, taking into account the existing levels of incentive distribution payments being made to our general partner.

In connection with the resetting of the minimum quarterly distribution amount and the target distribution levels and the corresponding relinquishment by our general partner of incentive distribution payments based on the target distribution levels prior to the reset, our general partner will be entitled to receive a number of newly issued common units and general partner units based on a predetermined formula described below that takes into account the “cash parity” value of the average cash distributions related to the incentive distribution rights received by our general partner for the two quarters prior to the reset event as compared to the average cash distributions per common unit during that two-quarter period. Our general partner will be issued the number of general partner units necessary to maintain our general partner’s interest in us immediately prior to the reset election.

The number of common units that our general partner would be entitled to receive from us in connection with a resetting of the minimum quarterly distribution amount and the target distribution levels then in effect would be equal to the quotient determined by dividing (x) the average aggregate amount of cash distributions received by our general partner in respect of its incentive distribution rights during the two consecutive fiscal quarters ended immediately prior to the date of such reset election by (y) the average of the amount of cash distributed per common unit during each quarter in that two-quarter period.

Following a reset election, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per unit for the two fiscal quarters immediately preceding the reset election (which amount we refer to as the “reset minimum quarterly distribution”) and the target distribution levels will be reset to be correspondingly higher such that we would distribute all of our available cash from operating surplus for each quarter thereafter as follows:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until each unitholder receives an amount equal to 115.0% of the reset minimum quarterly distribution for that quarter;

•	second, 85.0% to all unitholders, pro rata, and 15.0% to our general partner, until each unitholder receives an amount per unit equal to 125.0% of the reset minimum quarterly distribution for the quarter;

•	third, 75.0% to all unitholders, pro rata, and 25.0% to our general partner, until each unitholder receives an amount per unit equal to 150.0% of the reset minimum quarterly distribution for the quarter; and

•	thereafter, 50.0% to all unitholders, pro rata, and 50.0% to our general partner.

The following table illustrates the percentage allocation of available cash from operating surplus between the unitholders and our general partner at various cash distribution levels (i) pursuant to the cash distribution provisions of our partnership agreement in effect at the closing of this offering, as well as (ii) following a hypothetical reset of the minimum quarterly distribution and target distribution levels based on the assumption that the average quarterly cash distribution amount per common unit during the two fiscal quarters immediately preceding the reset election was $     .

			Marginal Percentage
			Interest in Distributions
				General	Incentive
	Quarterly Distribution		Common	Partner	Distribution	Quarterly Distribution per Unit
	per Unit Prior to Reset		Unitholders	Interest	Rights	Following Hypothetical Reset

Minimum Quarterly Distribution		$	98.0%	2.0%	—			$
First Target Distribution	above $	up to $	98.0%	2.0%	—			up to $	(1)
Second Target Distribution	above $	up to $	85.0%	2.0%	13.0%	above $	(1)	up to $	(2)
Third Target Distribution	above $	up to $	75.0%	2.0%	23.0%	above $	(2)	up to $	(3)
Thereafter		above $	50.0%	2.0%	48.0%			above $	(3)

(1)	This amount is 115.0% of the hypothetical reset minimum quarterly distribution.

(2)	This amount is 125.0% of the hypothetical reset minimum quarterly distribution.

(3)	This amount is 150.0% of the hypothetical reset minimum quarterly distribution.

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and our general partner, including in respect of incentive distribution rights, or IDRs, based on an average of the amounts distributed each quarter for the two quarters immediately prior to the reset. The table assumes that immediately prior to the reset there would be           common units outstanding, our general partner has maintained its 2.0% general partner interest, and the average distribution to each common unit was $      for the two quarters prior to the reset.

Cash Distributions to General
			Cash	Partner Prior to Reset
			Distributions to		2.0%
	Quarterly		Common		General	Incentive
	Distribution per		Unitholders	Common	Partner	Distribution		Total
	Unit Prior to Reset		Prior to Reset	Units	Interest	Rights	Total	Distributions

Minimum Quarterly Distribution		$	$	$—	$	$—	$	$
First Target Distribution	above $	up to $		—		—
Second Target Distribution	above $	up to $		—
Third Target Distribution	above $	up to $		—
Thereafter		above $		—

			$	$—	$	$	$	$

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and our general partner, including in respect of incentive distribution rights, with respect to the quarter in which the reset occurs. The table reflects that as a result of the reset there would be      common units outstanding, our general partner’s 2.0% interest has been maintained, and the average distribution to each common unit would be $      . The number of common units to be issued to our general partner upon the reset was calculated by dividing (i) the average of the amounts received by our general partner in respect of its incentive distribution rights for the two quarters prior to the reset as shown in the table above, or $      , by (ii) the average available cash distributed on each common unit for the two quarters prior to the reset as shown in the table above, or $     .

Cash Distributions to General
			Cash	Partner After Reset
			Distributions to			2.0%
	Quarterly		Common			General	Incentive
	Distribution per		Unitholders	Common		Partner	Distribution			Total
	Unit After Reset		After Reset	Units		Interest	Rights	Total		Distributions

Minimum Quarterly Distribution		$	$	$		$	$—	$		$
First Target Distribution	above $	up to $	—		—	—	—		—		—
Second Target Distribution	above $	up to $	—		—	—	—		—		—
Third Target Distribution	above $	up to $	—		—	—	—		—		—
Thereafter		above $	—		—	—	—		—		—

			$	$		$	$	$		$

Our general partner will be entitled to cause the minimum quarterly distribution amount and the target distribution levels to be reset on more than one occasion, provided that it may not make a reset election except at a time when it has received incentive distributions for the prior four consecutive fiscal quarters based on the highest level of incentive distributions that it is entitled to receive under our partnership agreement.

Distributions from Capital Surplus

How Distributions from Capital Surplus Will Be Made

We will make distributions of available cash from capital surplus, if any, in the following manner:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until we distribute for each common unit that was issued in this offering, an amount of available cash from capital surplus equal to the initial public offering price in this offering;

•	second, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until we distribute for each common unit, an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the outstanding common units; and

•	thereafter, as if they were from operating surplus.

The preceding discussion is based on the assumptions that our general partner maintains its 2.0% general partner interest and that we do not issue additional classes of equity securities.

Effect of a Distribution from Capital Surplus

Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the “unrecovered initial unit price.” Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution, after any of these distributions are made, it may be easier for our general partner to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the unrecovered initial unit price is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

Once we distribute capital surplus on the common units issued in this offering in an amount equal to the initial unit price, we will reduce the minimum quarterly distribution and the target distribution levels to zero. We will then make all future distributions from operating surplus, with 50% being paid to the unitholders, pro rata, and 50% to our general partner (assuming that our general partner has maintained its 2.0% general partner interest and owns all of the incentive distribution rights).

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units, we will proportionately adjust:

•	the minimum quarterly distribution;

•	the target distribution levels; and

•	the unrecovered initial unit price.

For example, if a two-for-one split of our common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50% of its initial level. We will not make any adjustment by reason of the issuance of additional units for cash or property.

In addition, if legislation is enacted or if existing law is modified or interpreted by a governmental authority, so that we become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, our partnership agreement specifies that the minimum quarterly distribution and the target distribution levels for each quarter may be reduced by multiplying the minimum quarterly distribution and each target distribution level by a fraction, the numerator of which is available cash for that quarter and the denominator of which is the sum of available cash for that quarter plus our general partner’s estimate of our aggregate liability for the quarter for such income taxes payable by reason of such legislation or interpretation. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in subsequent quarters.

Distributions of Cash Upon Liquidation

General

If we dissolve in accordance with our partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and our general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of outstanding common units to a preference over the holders of outstanding subordinated units upon our liquidation, to the extent required to permit common unitholders to receive their unrecovered initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on our common units. However, there may not be sufficient gain upon our liquidation to enable the holders of common units to fully recover all of these amounts, even though there may be cash available for distribution to the holders of subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights of our general partner.

Manner of Adjustments for Gain

The manner of the adjustment for gain is set forth in our partnership agreement. If our liquidation occurs before the end of the subordination period, we will allocate any gain to our partners in the following manner:

•	first, to our general partner and the holders of units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

•	second, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until the capital account for each common unit is equal to the sum of:

(1) the unrecovered initial unit price;

(2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; and

(3) any unpaid arrearages in payment of the minimum quarterly distribution;

•	third, 98.0% to the subordinated unitholders, pro rata, and 2.0% to our general partner, until the capital account for each subordinated unit is equal to the sum of:

(1) the unrecovered initial unit price; and

(2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

•	fourth, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until we allocate under this paragraph an amount per unit equal to:

(1) the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less

(2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per unit that we distributed 98.0% to the unitholders, pro rata, and 2.0% to our general partner, for each quarter of our existence;

•	fifth, 85.0% to all unitholders, pro rata, and 15.0% to our general partner, until we allocate under this paragraph an amount per unit equal to:

(1) the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less

(2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that we distributed 85.0% to the unitholders, pro rata, and 15.0% to our general partner for each quarter of our existence;

•	sixth, 75.0% to all unitholders, pro rata, and 25.0% to our general partner, until we allocate under this paragraph an amount per unit equal to:

(1) the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of our existence; less

(2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the second target distribution per unit that we distributed 75.0% to the unitholders, pro rata, and 25.0% to our general partner for each quarter of our existence;

•	thereafter, 50.0% to all unitholders, pro rata, and 50.0% to our general partner.

The percentages set forth above are based on the assumption that our general partner maintained its 2.0% general partner interest and has not transferred its incentive distribution rights and that we have not issued additional classes of equity securities.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that clause (3) of the second bullet point above and all of the third bullet point above will no longer be applicable.

Manner of Adjustments for Losses

If our liquidation occurs before the end of the subordination period, after making allocations of loss to the general partner and the unitholders in a manner intended to offset in reverse order the allocations of gains that have previously been allocated, we will generally allocate any loss to our general partner and unitholders in the following manner:

•	first, 98.0% to holders of subordinated units in proportion to the positive balances in their capital accounts and 2.0% to our general partner, until the capital accounts of the subordinated unitholders have been reduced to zero;

•	second, 98.0% to the holders of common units in proportion to the positive balances in their capital accounts and 2.0% to our general partner, until the capital accounts of the common unitholders have been reduced to zero; and

•	thereafter, 100.0% to our general partner.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that all of the first bullet point above will no longer be applicable.

Adjustments to Capital Accounts

Our partnership agreement requires that we make adjustments to capital accounts upon the issuance of additional units. In this regard, our partnership agreement specifies that we allocate any unrealized and, for tax purposes, unrecognized gain resulting from the adjustments to the unitholders and the general partner in the same manner as we allocate gain upon liquidation. If we make positive adjustments to the capital accounts upon the issuance of additional units as a result of such gain, our partnership agreement requires that we generally allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner that results, to the extent possible, in the partners’ capital account balances equaling the amount that they would have been if no earlier positive adjustments to the capital accounts had been made. By contrast to the allocations of gain, and except as provided above, we generally will allocate any unrealized and unrecognized loss resulting from the adjustments to capital accounts upon the issuance of additional units to the unitholders and our general partner based on their respective percentage ownership of us. In this manner, prior to the end of the subordination period, we generally will allocate any such loss equally with respect to our common and subordinated units. In the event we make negative adjustments to the capital accounts as a result of such loss, future positive adjustments resulting from the issuance of additional units will be allocated in a manner designed to reverse the prior negative adjustments, and special allocations will be made upon liquidation in a manner designed to result, to the extent possible, in our unitholders’ capital account balances equaling the amounts they would have been if no earlier adjustments for loss had been made.

SELECTED HISTORICAL AND PRO FORMA COMBINED FINANCIAL AND OPERATING DATA

The following table shows selected historical combined financial and operating data of Tesoro Logistics LP Predecessor, our predecessor for accounting purposes, and selected pro forma combined financial data of Tesoro Logistics LP for the periods and as of the dates indicated. The selected historical combined financial data of our predecessor for the years ended December 31, 2007, 2008 and 2009 are derived from the audited combined financial statements of our predecessor appearing elsewhere in this prospectus. The selected historical combined financial data of our predecessor for the nine months ended September 30, 2009 and 2010 are derived from the unaudited combined financial statements of our predecessor appearing elsewhere in this prospectus. The selected historical combined financial data of our predecessor as of December 31, 2005 and 2006 are derived from unaudited historical combined financial statements of our predecessor that are not included in this prospectus. The following table should be read together with, and is qualified in its entirety by reference to, the historical and unaudited pro forma combined financial statements and the accompanying notes included elsewhere in this prospectus. The table should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 80.

The selected pro forma combined financial data presented in the following table for the year ended December 31, 2009 and as of and for the nine months ended September 30, 2010 are derived from the unaudited pro forma combined financial statements included elsewhere in this prospectus. The pro forma balance sheet assumes that the offering and the related transactions occurred as of September 30, 2010 and the pro forma statements of operations for the year ended December 31, 2009 and the nine months ended September 30, 2010 assume that the offering and the related transactions occurred as of January 1, 2009. These transactions include, and the pro forma financial data give effect to, the following:

•	Tesoro’s contribution of all of our predecessor’s assets and operations to us (excluding working capital and other noncurrent liabilities);

•	our execution of multiple long-term commercial agreements with Tesoro and recognition of incremental revenues under those agreements that were not recognized by our predecessor;

•	certain intrastate tariff increases on our High Plains System;

•	our execution of an omnibus agreement and an operational services agreement with Tesoro;

•	the consummation of this offering and our issuance of common units to the public, general partner units and the incentive distribution rights to our general partner and common units and subordinated units to Tesoro; and

•	the application of the net proceeds of this offering, together with the proceeds from borrowings under our revolving credit facility, as described in “Use of Proceeds” on page 46.

The pro forma combined financial data do not give effect to the estimated $3.0 million in incremental annual general and administrative expense we expect to incur as a result of being a separate publicly traded partnership.

Our assets have historically been a part of the integrated operations of Tesoro and our predecessor generally recognized only the costs, but not the revenue, associated with the short-haul pipeline transportation, terminalling, storage or trucking services provided to Tesoro on an intercompany basis. Accordingly, the revenues in our predecessor’s historical combined financial statements relate only to services provided to third parties and amounts received from Tesoro with respect to transportation regulated by FERC and NDPSC on our High Plains pipeline system and do not include any revenues for any other services provided by our predecessor to Tesoro. For this reason, as well as the other factors described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview — Factors Affecting the Comparability of Our Financial Results” beginning on page 83, our future results of operations will not be comparable to our predecessor’s historical results.

The following table presents the non-GAAP financial measure of EBITDA, which we use in our business. For a definition of EBITDA and a reconciliation to our most directly comparable financial measures calculated and presented in accordance with GAAP, please see “Non-GAAP Financial Measure” on page 79.

								Tesoro Logistics LP Pro Forma
	Tesoro Logistics LP Predecessor Historical									Nine Months
						Nine Months Ended		Year Ended		Ended
	Year Ended December 31,					September 30,		December 31,		September 30,
	2005	2006	2007	2008	2009	2009	2010	2009		2010
	(Unaudited)					(Unaudited)		(Unaudited)
	(In thousands, except per unit data and operating information)

Statement of Operations Data:
REVENUES(1):
Crude oil gathering	$17,395	$17,948	$20,646	$21,190	$19,422	$14,239	$14,177		$48,827		$37,461
Terminalling, transportation and storage	2,713	2,983	3,251	3,297	3,237	2,324	2,797		42,136		33,165

Total Revenues	$20,108	$20,931	$23,897	$24,487	$22,659	$16,563	$16,974		$90,963		$70,626
Operating and maintenance expense(2)	24,271	25,560	26,858	29,741	32,566	24,209	25,990		35,499		28,832
Depreciation expense	5,941	6,011	6,342	6,625	8,820	6,975	5,983		8,820		5,983
General and administrative expense(3)	1,942	2,218	2,800	2,525	3,141	2,340	2,337		4,008		3,006

OPERATING INCOME (LOSS)	(12,046)	(12,858)	(12,103)	(14,404)	(21,868)	(16,961)	(17,336)		42,636		32,805
Interest expense, net(4)	—	—	—	—	—	—	—		2,306		1,730

NET INCOME (LOSS)	(12,046)	(12,858)	(12,103)	(14,404)	(21,868)	(16,961)	(17,336)		$40,330		$31,075

General partner interest in net income								$		$
Common unitholders interest in net income								$		$
Subordinated unitholders interest in net income								$		$
Pro forma Net Income (Loss) per common unit								$		$
Pro forma Net Income (Loss) per subordinated unit								$		$
Balance Sheet Data (at period end):
Property, Plant and Equipment, net	$115,555	$114,524	$127,226	$138,785	$138,055	$139,049	$133,151				$133,151
Total Assets	118,514	117,787	130,752	141,697	141,215	142,295	136,811				138,151
Total Liabilities	4,124	5,089	5,404	8,686	5,499	5,664	6,267				50,000
Total Division Equity/Partners’ Capital	114,390	112,698	125,348	133,011	135,716	136,631	130,544				88,151
Cash Flow Data:
Net cash from (used in):
Operating activities	$(5,850)	$(6,524)	$(5,703)	$(6,045)	$(12,324)	$(9,286)	$(9,997)
Investing activities	(1,646)	(4,641)	(19,050)	(16,022)	(12,249)	(11,295)	(2,167)
Financing activities	$7,496	$11,165	$24,753	22,067	$24,573	$20,581	$12,164
Other Financial Data:
EBITDA(5)	$(6,105)	$(6,847)	$(5,761)	$(7,779)	$(13,048)	$(9,986)	$(11,353)		51,456		38,788
Capital expenditures:
Maintenance	$1,866	$4,312	$3,713	$8,475	$3,319	$2,688	$1,297		$3,319		$1,297
Expansion(6)	8	915	15,527	10,186	5,915	5,626	289		5,915		289

Total	$1,874	$5,227	$19,240	$18,661	$9,234	$8,314	$1,586		$9,234		$1,586
Operating Information
Crude oil gathering segment:
Pipeline throughput (bpd)(7)	52,893	54,639	56,232	54,737	52,806	52,645	47,954		52,806		47,954
Average pipeline revenue per barrel(8)	$0.90	$0.90	$1.01	$1.06	$1.01	$0.99	$1.08		$1.28		$1.38
Trucking volume (bpd)	18,300	17,759	18,560	23,752	22,963	22,571	23,386		22,963		23,386
Average trucking revenue per barrel(8)									$2.88		$3.03
Terminalling, transportation and storage segment:
Terminal throughput (bpd)(9)	76,203	79,752	103,305	112,868	113,135	112,031	113,964		113,135		113,964
Average terminal revenue per barrel(8)									$0.77		$0.82
Short-haul pipeline throughput (bpd)	62,316	68,415	60,395	60,894	56,942	58,537	52,798		56,942		52,798
Average short-haul pipeline revenue per barrel									$0.25		$0.25
Storage capacity reserved (shell capacity barrels)									878,000		878,000
Storage per shell capacity barrel (per month)									$0.50		$0.50

(1)	Pro forma revenues reflect recognition of affiliate revenues generated by pipeline and terminal assets to be contributed to us at the closing of this offering that were not previously recorded in the historical financial records of Tesoro Logistics LP Predecessor. Product volumes used in the calculations are historical volumes transported or terminalled through facilities included in the Tesoro Logistics LP Predecessor financial statements. Tariff rates and service fees were calculated using the rates and fees in the commercial agreements to be entered into with Tesoro at the closing of this offering and tariff rates on our High Plains pipeline system to be in effect at the time of closing of this offering.

(2)	Operating and maintenance expenses includes losses on fixed asset disposals. Operating and maintenance expense in 2009 includes a $1.1 million loss on fixed asset disposals primarily related to the retirement of a portion of our Los Angeles terminal. Pro forma operating and maintenance expense for the year ended December 31, 2009 and the nine months ended September 30, 2010 includes incremental operating and maintenance expenses primarily related to purchased additives, inspection and port charges, and insurance premiums for business interruption and property insurance.

(3)	Pro forma general and administrative expenses have been adjusted to give effect to the annual corporate services fee of $2.5 million that we will pay to Tesoro under the omnibus agreement for providing treasury, accounting, legal and other centralized corporate services as well as higher employee-related expenses of $0.9 million, but do not include the estimated $3.0 million in incremental annual general and administrative expenses we expect to incur as a result of being a separate publicly traded partnership.

(4)	Pro forma interest expense is related to expected borrowings under our revolving credit facility, commitment fees on the unutilized portion of our revolving credit facility, amortization of related debt issuance costs. Interest expense is calculated assuming an estimated annual interest rate of 2.8%. If the actual interest rate increases or decreases by 1.0%, pro forma interest expense would increase or decrease by approximately $0.5 million per year.

(5)	For a discussion of the non-GAAP financial measure of EBITDA, please read “Summary — Summary Historical and Pro Forma Combined Financial and Operating Data — Non-GAAP Financial Measure” beginning on page 16 of this prospectus and please read “— Non-GAAP Financial Measure” below.

(6)	Expansion capital expenditures reflect the $12.6 million acquisition of our Los Angeles terminal in May 2007 and a $3.5 million truck rack expansion project at this terminal in 2008.

(7)	Pro forma and historical pipeline throughput for the nine months ended September 30, 2010 include the effects of a scheduled turnaround at Tesoro’s Mandan refinery in April and May of 2010.

(8)	Average pipeline revenue per barrel includes tariffs for committed and uncommitted volumes of crude oil under the pipeline transportation services agreement to be entered into with Tesoro at the closing of this offering, as well as fees for the injection of crude oil into the pipeline system from trucking receipt points, which we refer to as pumpover fees. Average trucking service revenue per barrel includes tank usage fees and fees for providing trucking, dispatching, accounting and data services under the trucking transportation services agreement to be entered into with Tesoro at the closing of this offering. Average terminal revenue per barrel includes terminal throughput fees as well as ancillary services fees for ethanol blending and additive injection.

(9)	Terminal throughput includes throughput from our Los Angeles terminal following its acquisition by Tesoro in May 2007.

Non-GAAP Financial Measure

For a discussion of the non-GAAP financial measure of EBITDA, please read “Summary — Summary Historical and Pro Forma Combined Financial and Operating Data — Non-GAAP Financial Measure” beginning on page 16 of this prospectus. The following table presents a reconciliation of EBITDA to net income and net cash from (used in) operating activities, the most directly comparable GAAP financial measures, on a historical basis and pro forma basis, as applicable, for each of the periods indicated.

								Tesoro Logistics LP Pro Forma
	Tesoro Logistics LP Predecessor Historical								Nine Months
						Nine Months Ended		Year Ended	Ended
	Year Ended December 31,					September 30,		December 31,	September 30,
	2005	2006	2007	2008	2009	2009	2010	2009	2010
	(Unaudited)					(Unaudited)		(Unaudited)
	(In thousands)

Reconciliation of EBITDA to net income (loss):
Net Income(Loss)	$(12,046)	$(12,858)	$(12,103)	$(14,404)	$(21,868)	$(16,961)	$(17,336)	$40,330	$31,075
Add:
Depreciation expense	5,941	6,011	6,342	6,625	8,820	6,975	5,983	8,820	5,983
Interest expense, net	—	—	—	—	—	—	—	2,306	1,730

EBITDA	$(6,105)	$(6,847)	$(5,761)	$(7,779)	$(13,048)	$(9,986)	$(11,353)	$51,456	$38,788

Reconciliation of EBITDA to net cash used in operating activities:
Net cash from used in operating activities	$(5,850)	$(6,524)	$(5,703)	$(6,045)	$(12,324)	$(9,286)	$(9,997)
Changes in assets and liabilities	261	(82)	167	(1,258)	390	343	(850)
Loss on asset disposals	(516)	(241)	(225)	(476)	(1,114)	(1,043)	(506)

EBITDA	$(6,105)	$(6,847)	$(5,761)	$(7,779)	$(13,048)	$(9,986)	$(11,353)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of the financial condition and results of operations for Tesoro Logistics LP in conjunction with the historical combined financial statements and notes of Tesoro Logistics LP Predecessor and the pro forma combined financial statements for Tesoro Logistics LP included elsewhere in this prospectus. Among other things, those historical and pro forma combined financial statements include more detailed information regarding the basis of presentation for the following information.

Overview

We are a fee-based, growth-oriented Delaware limited partnership recently formed by Tesoro to own, operate, develop and acquire crude oil and refined products logistics assets. Our logistics assets are integral to the success of Tesoro’s refining and marketing operations and are used to gather, transport and store crude oil and to distribute, transport and store refined products. Our initial assets consist of a crude oil gathering system in the Bakken Shale/Williston Basin area of North Dakota and Montana, eight refined products terminals in the midwestern and western United States and a crude oil and refined products storage facility and five related short-haul pipelines in Utah. Our assets and operations are organized into the following two segments:

Crude Oil Gathering.  Our common carrier crude oil gathering system in North Dakota and Montana, which we refer to as our High Plains system, includes an approximate 23,000 bpd truck-based crude oil gathering operation and approximately 700 miles of pipeline and related storage assets with the current capacity to deliver up to 70,000 bpd to Tesoro’s Mandan, North Dakota refinery. This system gathers and transports to Tesoro’s Mandan refinery crude oil produced from the Bakken Shale/Williston Basin area.

Terminalling, Transportation and Storage.  We own and operate eight refined products terminals located in Alaska, California, Idaho, North Dakota, Utah and Washington, with aggregate truck and barge delivery capacity of approximately 229,000 bpd. The terminals provide distribution primarily for refined products produced at Tesoro’s refineries located in Los Angeles and Martinez, California; Salt Lake City, Utah; Kenai, Alaska; Anacortes, Washington; and Mandan, North Dakota. We also own and operate assets that exclusively support Tesoro’s Salt Lake City refinery, including a refined products and crude oil storage facility with total shell capacity of approximately 878,000 barrels and three short-haul crude oil supply pipelines and two short-haul refined product delivery pipelines connected to third-party interstate pipelines.

How We Generate Revenue

We generate revenue by charging fees for gathering, transporting and storing crude oil and for terminalling, transporting and storing refined products. Since we generally do not own any of the crude oil or refined products that we handle and do not engage in the trading of crude oil or refined products, we have minimal direct exposure to risks associated with fluctuating commodity prices, although these risks indirectly influence our activities and results of operations over the long term. Following the closing of this offering, substantially all of our revenue will be derived from Tesoro, primarily under various long-term, fee-based commercial agreements with minimum throughput commitments. However, these commercial agreements include provisions that permit Tesoro to suspend, reduce or terminate its obligations under the applicable agreement if certain events occur. These events include Tesoro deciding to permanently or indefinitely suspend refining operations at one or more of its refineries as well as our being subject to certain force majeure events that would prevent us from performing required services under the applicable agreement.

Crude Oil Gathering

High Plains Pipeline Gathering and Transportation.  We and Tesoro will enter into a 10-year pipeline transportation services agreement, which we refer to as our High Plains pipeline transportation services agreement. Under this agreement, we will charge Tesoro for transporting crude oil from North Dakota origin points on our High Plains pipeline system pursuant to both committed and uncommitted tariff rates, and Tesoro will be obligated to transport an average of at least 49,000 bpd of crude oil per month at the committed rate from North Dakota origin points to Tesoro’s Mandan refinery. Based on this minimum throughput commitment and the pro forma weighted average committed tariff rate on the trunk line segments of our High Plains pipeline system for the twelve months ended September 30, 2010, Tesoro would have paid us approximately $1.6 million per month under this agreement. We also expect to receive additional revenues from Tesoro for North Dakota intrastate shipments in excess of 49,000 bpd per month, which will be paid at the uncommitted NDPSC tariff rate, which is approximately $0.10 per barrel lower than the committed NDPSC tariff rate for each North Dakota origin point. We also expect to receive revenues from Tesoro for interstate shipment of crude oil volumes from Montana and other interstate pipeline origin points, to which FERC interstate tariff rates will apply. During periods of normal operations, Tesoro has historically shipped volumes of crude oil in excess of the minimum throughput commitment, and we expect those excess shipments to continue. We also expect to generate additional uncommitted fees of approximately $0.14 per barrel for pumpover services on each barrel that is injected into our High Plains pipeline system from adjacent tanks, as well as gathering fees of approximately $0.55 per barrel (based on the pro forma weighted average per-barrel gathering fee for the twelve months ended September 30, 2010) for each barrel of crude oil collected by our gathering pipelines that feed our main pipeline system.

High Plains Truck Gathering.  We and Tesoro will enter into a two-year trucking transportation services agreement under which we will provide truck-based crude oil gathering services to Tesoro. Under this agreement, Tesoro will be obligated to pay us a $2.72 per-barrel transportation fee for trucking and related scheduling and dispatching services related to the gathering and delivery of a minimum volume of crude oil equal to an average of 22,000 bpd per month that we provide through our truck-based crude oil gathering operation. We also expect to generate additional uncommitted transportation fees at the same per-barrel rate for volumes in excess of Tesoro’s minimum commitments under this agreement. Based on the minimum throughput commitment and the initial per-barrel transportation fee, for the twelve months ended September 30, 2010, Tesoro would have paid us approximately $1.8 million per month under this agreement. Under this agreement, Tesoro will also pay us uncommitted tank usage fees of approximately $0.14 per barrel on each barrel that is delivered by truck to our proprietary tanks located adjacent to injection points along our High Plains pipeline system.

Terminalling, Transportation and Storage

Terminalling Services.  We and Tesoro will enter into a 10-year master terminalling services agreement under which Tesoro will be obligated to throughput minimum volumes of refined products equal to an aggregate average of 100,000 bpd per month at our eight refined products terminals and pay us throughput fees and fees for providing related ancillary services (such as ethanol blending and additive injection) at our terminals. Based on Tesoro’s minimum throughput commitment and the pro forma weighted average per barrel terminalling fee (which includes both throughput fees and ancillary services fees), for the twelve months ended September 30, 2010, Tesoro would have paid us approximately $2.4 million per month under this agreement. We also expect to generate additional, uncommitted fee-based revenues from terminalling third-party volumes and volumes from Tesoro in excess of its minimum commitments and from related ancillary services under the master terminalling services agreement.

Salt Lake City Pipeline Transportation Services.  We and Tesoro will enter into a 10-year pipeline transportation services agreement under which Tesoro will pay us a $0.25 per-barrel transportation fee for transporting minimum volumes of crude oil and refined products equal to an average of 54,000 bpd per month on our five Salt Lake City short-haul pipelines. Based on Tesoro’s minimum throughput commitment and the per-barrel transportation fee, for the twelve months ended September 30, 2010, Tesoro would have paid us approximately $0.4 million per month under this agreement. We also expect to generate additional, uncommitted fee-based revenues from Tesoro for transporting volumes in excess of its minimum throughput commitment under this agreement.

Salt Lake City Storage and Transportation Services.  We and Tesoro will enter into a 10-year storage and transportation services agreement under which Tesoro will pay us a $0.50 per-barrel fee per month for storing crude oil and refined products at our Salt Lake City storage facility and transporting crude oil and refined products between the storage facility and Tesoro’s Salt Lake City refinery through our interconnecting pipelines. Tesoro’s fees under the storage and transportation services agreement will be for the use of the existing shell capacity of our storage facility (currently 878,000 barrels) and the existing capacity on our interconnecting pipelines, regardless of whether Tesoro fully utilizes all of its contracted capacity. Accordingly, for the twelve months ended September 30, 2010, Tesoro would have paid us an aggregate minimum fee of approximately $0.4 million per month under this agreement.

The fees under each of the commercial agreements described above are indexed for inflation and apply only to services we provide for Tesoro. Each of these commercial agreements, other than the trucking transportation services agreement, will give Tesoro the option to renew for two five-year terms. The trucking transportation services agreement will renew automatically for up to four successive two-year terms unless earlier terminated by us or Tesoro no later than three months prior to the expiration of any term. Please read “Certain Relationships and Related Party Transactions — Agreements Governing the Transactions — Commercial Agreements with Tesoro” beginning on page 143 for a more detailed discussion of these commercial agreements.

How We Evaluate Our Operations

Our management intends to use a variety of financial and operating metrics to analyze our segment performance. These metrics are significant factors in assessing our operating results and profitability and include: (i) volumes (including pipeline throughput, crude oil trucking volumes and refined products terminal volumes); (ii) operating and maintenance expenses; (iii) EBITDA; and (iv) Distributable Cash Flow.

Volumes.  The amount of revenue we generate primarily depends on the volumes of crude oil and refined products that we handle with our pipeline and trucking operations and our terminal assets. These volumes are primarily affected by the supply of and demand for crude oil and refined products in the markets served directly or indirectly by our assets. Although Tesoro has committed to minimum volumes under the commercial agreements described above, our results of operations will be impacted by our ability to:

•	utilize the remaining uncommitted capacity on, or add additional capacity to, our High Plains system, and to optimize the entire system;

•	increase throughput volumes on our High Plains system by making outlet connections to existing or new third party pipelines or rail loading facilities, which increase will be driven by the anticipated supply of and demand for additional crude oil produced from the Bakken Shale/Williston Basin area;

•	increase throughput volumes at our refined products terminals and provide additional ancillary services at those terminals, such as ethanol blending and additive injection; and

•	identify and execute organic expansion projects, and capture incremental Tesoro or third-party volumes.

Additionally, increased throughput will also depend to a significant extent on Tesoro transferring to our Vancouver, Stockton and Los Angeles terminals volumes that it currently distributes through competing terminals.

Operating and Maintenance Expenses.  Our management seeks to maximize the profitability of our operations by effectively managing operating and maintenance expenses. These expenses are comprised primarily of labor expenses, lease costs, utility costs, insurance premiums, repairs and maintenance expenses and related property taxes. These expenses generally remain relatively stable across broad ranges of throughput volumes but can fluctuate from period to period depending on the mix of activities performed during that period and the timing of these expenses. We will seek to manage our maintenance expenditures on our pipelines and terminals by scheduling maintenance over time to avoid significant variability in our maintenance expenditures and minimize their impact on our cash flow.

Our operating and maintenance expenses will also be affected by the imbalance gain and loss provisions in our commercial agreements with Tesoro. Under our High Plains pipeline transportation services agreement, we will be permitted to retain 0.2% of the crude oil shipped on our High Plains pipeline system, and Tesoro will bear any crude oil volume losses in excess of that amount. Under our master terminalling services agreement, we will be permitted to retain 0.25% of the refined products we handle at our Anchorage, Boise, Burley, Stockton and Vancouver terminals for Tesoro, and we will bear any refined product volume losses in excess of that amount. The value of any crude oil or refined product imbalance gains or losses resulting from these contractual provisions will be determined by reference to the monthly average reference price for the applicable commodity, less a specified discount. Any gains and losses under these provisions will reduce or increase, respectively, our operating and maintenance expenses in the period in which they are realized.

EBITDA and Distributable Cash Flow.  We define EBITDA as net income (loss) before net interest expense, income tax expense, depreciation and amortization expense. Although we have not quantified distributable cash flow on a historical basis, after the closing of this offering we intend to use distributable cash flow, which we define as EBITDA plus cash paid net of interest income, maintenance capital expenditures and income taxes, to analyze our performance. Distributable cash flow will not reflect changes in working capital balances. Distributable cash flow and EBITDA are not presentations made in accordance with GAAP.

EBITDA and distributable cash flow are non-GAAP supplemental financial measures that management and external users of our combined financial statements, such as industry analysts, investors, lenders and rating agencies, may use to assess:

•	our operating performance as compared to other publicly traded partnerships in the midstream energy industry, without regard to historical cost basis or, in the case of EBITDA, financing methods;

•	the ability of our assets to generate sufficient cash flow to make distributions to our unitholders;

•	our ability to incur and service debt and fund capital expenditures; and

•	the viability of acquisitions and other capital expenditure projects and the returns on investment of various investment opportunities.

We believe that the presentation of EBITDA in this prospectus provides useful information to investors in assessing our financial condition and results of operations. The GAAP measures most directly comparable to EBITDA are net income and net cash provided by operating activities. EBITDA should not be considered as an alternative to GAAP net income or net cash provided by operating activities. EBITDA has important limitations as an analytical tool because it excludes some but not all items that affect net income and net cash provided by operating activities. You should not consider EBITDA in isolation or as a substitute for analysis of our results as reported under GAAP. Additionally, because EBITDA may be defined differently by other companies in our industry, our definition of EBITDA may not be comparable to similarly titled measures of other companies, thereby diminishing its utility.

Factors Affecting the Comparability of Our Financial Results

Our future results of operations may not be comparable to our predecessor’s historical results of operations for the reasons described below:

Revenues.  There are differences in the way our predecessor recorded revenues and the way we will record revenues. Our assets have historically been a part of the integrated operations of Tesoro, and our predecessor generally recognized only the costs and did not record revenue associated with the short-haul pipeline, transportation, terminalling, storage or trucking services provided to Tesoro on an intercompany basis. Accordingly, the revenues in our predecessor’s historical combined financial statements relate only to amounts received from third parties for these services and amounts received from Tesoro with respect to transportation regulated by FERC and NDPSC on our High Plains system. Following the closing of this offering, our revenues will be generated by existing third-party contracts and from the commercial agreements that we will enter into with Tesoro at the closing of this offering under which Tesoro will pay us fees for gathering, transporting and storing crude oil and transporting, storing and terminalling refined products. These contracts contain minimum volume commitments and fees that are indexed for inflation. In addition, we expect to generate revenue from ancillary services such as ethanol blending and additive injection and from tariffs on our High Plains pipeline system for interstate and intrastate volumes in excess of committed amounts under our High Plains pipeline transportation services agreement with Tesoro. Furthermore, the tariff rates for intrastate transportation on our High Plains pipeline system were recently adjusted to reflect more uniform mileage based rates that are comparable to rates for similar pipeline gathering and transportation services in the area. This adjustment has created an overall increase in revenues that we will receive for committed and uncommitted intrastate transportation services on our High Plains pipeline system.

General and Administrative Expenses.  Our predecessor’s general and administrative expenses included direct monthly charges for the management and operation of our logistics assets and certain expenses allocated by Tesoro for general corporate services, such as treasury, accounting and legal services. These expenses were charged or allocated to our predecessor based on the nature of the expenses and our predecessor’s proportionate share of employee time and headcount. Following the closing of this offering, Tesoro will continue to charge us a combination of direct monthly charges for the management and operation of our logistics assets, which are projected to be $0.9 million higher than historical charges due to Tesoro’s provision of additional services, and a fixed annual fee for general corporate services, such as treasury, accounting and legal services. For more information about the fixed annual fee and the services covered by it, please see “Certain Relationships and Related Party Transactions — Agreements Governing the Transactions — Omnibus Agreement” beginning on page 139. We also expect to incur an additional $3.0 million of incremental annual general and administrative expenses as a result of being a separate publicly traded partnership.

Financing.  There are differences in the way we will finance our operations as compared to the way our predecessor financed its operations. Historically, our predecessor’s operations were financed as part of Tesoro’s integrated operations and our predecessor did not record any separate costs associated with financing its operations. Additionally, our predecessor largely relied on internally generated cash flows and capital contributions from Tesoro to satisfy its capital expenditure requirements. Following the closing of this offering, we intend to make cash distributions to our unitholders at an initial distribution rate of $      per unit per quarter ($      per unit on an annualized basis). Based on the terms of our cash distribution policy, we expect that we will distribute to our unitholders and our general partner most of the cash generated by our operations. As a result, we expect to fund future capital expenditures primarily from external sources, including borrowings under our revolving credit facility and future issuances of equity and debt securities.

Other Factors That Will Significantly Affect Our Results

Supply and Demand for Crude Oil and Refined Products.  We generate the substantial majority of our revenues under fee-based agreements with Tesoro. These contracts should promote cash flow stability and minimize our direct exposure to commodity price fluctuations. Additionally, since we generally do not own any of the crude oil or refined products that we handle and do not engage in the trading of crude oil or refined products, we have minimal direct exposure to risks associated with fluctuating commodity prices, although these risks indirectly influence our activities and results of operations over the long term. Our terminal throughput volumes depend primarily on the volume of refined products produced at Tesoro’s refineries, which, in turn, is ultimately dependent on Tesoro’s refining margins. Refining margins depend on both the price of crude oil or other feedstocks and the price of refined products. These prices are affected by numerous factors beyond our or Tesoro’s control, including the domestic and global supply of and demand for crude oil, gasoline and other refined products. Furthermore, our ability to execute our growth strategy in the Bakken Shale/Williston Basin area will depend on crude oil production in that area, which is also affected by the supply of and demand for crude oil. Certain measures of commercial activity that are correlated with crude oil and refined products demand showed improvement in 2010. However, we expect the current global economic weakness and high unemployment in the United States to continue to depress demand for refined products. The impact of low demand has been further compounded by excess global refining capacity and historically high inventory levels. We expect these conditions to continue to put significant pressure on Tesoro’s refined product margins until the economy improves and unemployment declines. If the demand for refined products remains depressed or decreases further, or if Tesoro’s crude oil costs exceed the value of the refined products it produces, Tesoro may reduce the volumes of crude oil and refined products that we handle.

Acquisition Opportunities.  We may acquire additional logistics assets from Tesoro or third parties. Under our omnibus agreement, Tesoro has agreed not to own or operate any crude oil or refined products pipelines, terminals or storage facilities in the United States that are not directly connected to, substantially dedicated to, or otherwise an integral part of, a Tesoro refinery, with a fair market value in excess of

$5.0 million. We also have a right of first offer on certain logistics assets retained by Tesoro to the extent Tesoro decides to sell any of those assets. In addition, we plan to pursue strategic asset acquisitions from third parties to the extent such acquisitions complement our or Tesoro’s existing asset base or provide attractive potential returns in new areas within our geographic footprint. We believe that we will be well-positioned to acquire logistics assets from Tesoro and third parties should such opportunities arise, and identifying and executing acquisitions will be a key part of our strategy. However, if we do not make acquisitions on economically acceptable terms, our future growth will be limited, and the acquisitions we do make may reduce, rather than increase, our cash available for distribution.

Third-Party Business.  In the future, we plan to increase third-party volumes to our crude oil gathering assets and our terminalling assets. We believe that the strategic location of these assets will create significant opportunities to capture incremental third-party business and facilitate our growth. Immediately following the closing of this offering, substantially all of our current revenue will be generated under our commercial agreements with, and tariffs paid by, Tesoro. Unless we are successful in attracting third-party customers, our ability to increase volumes will be dependent on Tesoro, who has no obligation to supply our High Plains system or our terminals with additional volumes. If we are unable to increase throughput volumes, future growth may be limited.

Results of Operations

Combined Overview

The following table and discussion is a summary of our combined results of operations for the years ended December 31, 2007, 2008 and 2009 and the nine months ended September 30, 2009 and 2010. The results of operations by segment are discussed in further detail following this combined overview discussion.

	Year Ended			Nine Months Ended
	December 31,			September 30,
	2007	2008	2009	2009	2010
				(Unaudited)
	(In thousands)

Revenues	$23,897	$24,487	$22,659	$16,563	$16,974
Costs and Expenses:
Operating and maintenance expense	26,858	29,741	32,566	24,209	25,990
Depreciation expense	6,342	6,625	8,820	6,975	5,983
General and administrative expense	2,800	2,525	3,141	2,340	2,337

Total Costs and Expenses	36,000	38,891	44,527	33,524	34,310

Net Loss	$(12,103)	$(14,404)	$(21,868)	$(16,961)	$(17,336)

EBITDA(1)	$(5,761)	$(7,779)	$(13,048)	$(9,986)	$(11,353)

(1)	For a definition of EBITDA and a reconciliation to its most directly comparable financial measures calculated and presented in accordance with GAAP, please see “Summary — Summary Historical and Pro Forma Combined Financial and Operating Data — Non-GAAP Financial Measure” on page 16.

Nine Months Ended September 30, 2010 compared to Nine Months Ended September 30, 2009

Net loss increased by $0.3 million, or 2%, to $17.3 million in the nine months ended September 30, 2010 (“2010 Period”) as compared to $17.0 million in the nine months ended September 30, 2009 (“2009 Period”). The terminalling, transportation and storage segment had a $1.1 million decrease in operating losses primarily due to lower depreciation expenses in the 2010 Period with no significant change in revenues and operating and maintenance expenses. This decrease in net loss was offset by an increase in crude oil gathering operating losses of $1.5 million primarily attributable to higher 2010 Period contract labor costs and truck lease expenses. Total general and administrative expenses were also unchanged at $2.3 million in the 2010 Period as the increases from stock based compensation costs were offset by decreases in employee expenses.

Year Ended December 31, 2009 compared to Year Ended December 31, 2008

Net loss increased by $7.5 million, or 52%, to $21.9 million in 2009 as compared to $14.4 million in 2008. The increase in net loss was due to a $1.8 million decrease in revenues in the crude oil gathering segment primarily due to reduced throughput as Tesoro’s Mandan refinery approached the end of its maintenance cycle. In addition, total operating and maintenance expenses increased $2.8 million, primarily attributable to higher trucking costs caused by increased third-party trucking demand, higher repair and maintenance expenses and losses related to certain asset retirements at our Los Angeles terminal in relation to a large capital project. As a result of these asset retirements, we accelerated depreciation on the related assets, which was the primary cause of increased depreciation expense of $2.2 million. In addition, total general and administrative expenses increased by $0.6 million primarily due to higher stock-based compensation costs.

Year Ended December 31, 2008 compared to Year Ended December 31, 2007

Net loss increased by $2.3 million, or 19%, to $14.4 million in 2008 compared to $12.1 million in 2007, primarily due to higher operating and maintenance expenses of $2.9 million. The increase in operating and maintenance expenses was due mainly to contract labor costs and truck lease expenses related to a new truck unloading facility on our High Plains system. These increases were partially offset by total revenue growth of $0.6 million, primarily in our crude oil gathering segment as a result of the new facility. In addition, consolidated general and administrative expenses decreased $0.3 million reflecting lower stock-based compensation costs.

Results of Operations — Crude Oil Gathering

This segment includes our High Plains pipeline system and our related trucking operations that gather and transport crude oil to Tesoro’s Mandan, North Dakota refinery.

	Years Ended			Nine Months Ended
	December 31,			September 30,
	2007	2008	2009	2009	2010
				(Unaudited)
	(In thousands, except volumes)

Revenues	$20,646	$21,190	$19,422	$14,239	$14,177
Costs and Expenses:
Operating and maintenance expenses	14,520	17,029	18,962	14,336	15,735
Depreciation expense	3,187	3,066	3,073	2,307	2,317
Allocated general and administrative expense	453	471	536	382	424

Total Costs and Expenses	$18,160	$20,566	$22,571	$17,025	$18,476

Segment Operating Income (Loss)	$2,486	$624	$(3,149)	$(2,786)	$(4,299)

Volumes (bpd):
Pipeline	56,232	54,737	52,806	52,645	47,954	(1)
Trucking	18,560	23,752	22,963	22,571	23,386

(1)	Average daily throughput volumes decreased in the 2010 period due to a scheduled turnaround at Tesoro’s Mandan refinery in April and May of 2010.

Nine Months Ended September 30, 2010 compared to Nine Months Ended September 30, 2009

Revenues were relatively unchanged for the 2010 Period compared to the 2009 Period. Although average pipeline throughput decreased by 4,691 bpd due to the turnaround at Tesoro’s Mandan refinery during April and May of 2010, tariff revenue was supported by higher average tariff rates per barrel and an increase in the percentage of total volume consisting of pipeline-gathered barrels, which are charged a higher tariff rate.

Operating and maintenance expense increased $1.4 million, or 10%, to $15.7 million in the 2010 Period compared to $14.3 million in the 2009 Period as a result of increased trucking costs for contract labor and truck lease expenses of $1.9 million and approximately $0.6 million, respectively, due to increased demand for trucking services for use of alternative delivery locations during Tesoro’s 2010 Mandan refinery turnaround. The increase was partially offset by higher imbalance settlement gains of $0.7 million during the 2010 Period and a decrease of $0.3 million in nonrecurring environmental expenses.

Depreciation expense was unchanged at $2.3 million for the 2010 Period compared to the 2009 Period as minor amounts of assets were placed in service or retired during both periods.

Year Ended December 31, 2009 compared to Year Ended December 31, 2008

Revenues decreased by approximately $1.8 million, or 8%, to $19.4 million in 2009 as compared to $21.2 million in 2008. Crude oil gathering pipeline throughput decreased by 1,931 bpd as Tesoro’s Mandan refinery approached the end of its maintenance cycle.

Operating and maintenance expense increased approximately $2.0 million, or 11%, to $19.0 million in 2009 compared to $17.0 million in 2008. The use of new production gathering locations caused increases of $1.9 million for contract labor costs, truck rental expense and fuel expenses in our High Plains trucking operations. Other increases included $0.5 million in environmental costs related to our High Plains pipeline system and a decrease of $1.6 million in imbalance credits. These amounts were partially offset by decreases in repairs and maintenance expense and utilities costs of $1.7 million and $0.2 million, respectively.

Depreciation expense was unchanged at $3.1 million during 2009 and 2008 as minor amounts of assets were placed in service or retired during both periods.

Year Ended December 31, 2008 compared to Year Ended December 31, 2007

Revenues increased $0.5 million, or 3%, to $21.2 million in 2008 as compared to $20.6 million in 2007. This increase relates to an increase in pipeline gathered volumes on our High Plains pipeline system and higher pumpover revenues attributable to the completion of a new truck unloading facility on our High Plains pipeline system.

Operating and maintenance expense increased $2.5 million, or 17%, to $17.0 million in 2008 compared to $14.5 million in 2007. As a result of increased truck gathered volumes, contract labor costs and truck lease expense related to the new truck unloading facility on our High Plains pipeline system increased by $3.8 million. The increase was offset by an increase in imbalance credits in 2009 of $1.0 million.

Depreciation expense decreased $0.1 million, or 4%, to $3.1 million in 2008 compared to $3.2 million in 2007 due to assets becoming fully depreciated in 2007.

Results of Operations — Terminalling, Transportation and Storage

	Years Ended				Nine Months Ended
	December 31,				September 30,
	2007	2008		2009	2009	2010
					(Unaudited)
	(In thousands except volumes)

Revenues(1)	$3,251	$3,297		$3,237	$2,324	$2,797
Costs and Expenses:
Operating and maintenance expenses	12,338	12,712		13,604	9,873	10,255
Depreciation expense	3,155	3,559		5,747	4,668	3,666
Allocated general and administrative expense	323	287		379	292	270

Total Costs and Expenses	$15,816	$16,558		$19,730	$14,833	$14,191

Segment Operating Income (Loss)	$(12,565)	$(13,261)		$(16,493)	$(12,509)	$(11,394)
Volumes (bpd)
Terminal throughput	103,305	112,868	(2)	113,135	112,031	113,964
Short-haul pipeline throughput	60,395	60,894		56,942	58,537	52,798	(3)

(1)	Historically, no affiliate revenue was recognized in the terminalling, transportation and storage segment. Volumes include both affiliate and third-party throughput.

(2)	Average daily throughput volumes increased in 2008 partly as a result of Tesoro’s acquisition of our Los Angeles terminal in May 2007.

(3)	Average daily throughput volumes decreased due to a scheduled turnaround at Tesoro’s Salt Lake City refinery in March and April of 2010.

Nine Months Ended September 30, 2010 compared to Nine Months Ended September 30, 2009

Revenues increased $0.5 million, or 20%, to $2.8 million in the 2010 Period as compared to $2.3 million in the 2009 Period, primarily due to increases in third-party throughput volumes at our Vancouver and Anchorage terminals.

Operating and maintenance expense increased $0.4 million, or 4%, to $10.3 million in the 2010 Period compared to $9.9 million in the 2009 Period primarily due to an increase of $1.0 million in environmental costs at our Stockton and Anchorage terminals. This was partially offset by a decrease in losses on fixed asset disposals as an additional $0.6 million of losses were recognized in the 2009 Period related to the retirement of certain assets at our Los Angeles terminal.

Depreciation expense decreased $1.0 million, or 21%, to $3.7 million in the 2010 Period compared to $4.7 million in the 2009 Period due to the acceleration of depreciation on a portion of our Los Angeles terminal that was retired in 2009.

Year Ended December 31, 2009 compared to Year Ended December 31, 2008

Revenues decreased $0.1 million, or 2%, to $3.2 million in 2009 as compared to $3.3 million in 2008, primarily due to a decrease in third-party terminalling throughput of 517 bpd and a corresponding decrease in third-party terminalling revenues.

Operating and maintenance expense increased $0.9 million, or 7%, to $13.6 million in 2009 compared to $12.7 million in 2008. The increase was primarily due to higher repair and maintenance expenses of approximately $0.6 million and losses related to fixed asset disposals at our Los Angeles terminal of $0.7 million. These increases were partially offset by a reduction in environmental costs of $0.5 million.

Depreciation expense increased $2.2 million, or 61%, to $5.7 million in 2009 as compared to $3.6 million in 2008 due to the acceleration of depreciation related to the retirement of certain assets at our Los Angeles terminal in 2009.

Year Ended December 31, 2008 compared to Year Ended December 31, 2007

Revenues were unchanged in 2008 as compared to 2007. The decrease in third-party terminalling throughput of 1,767 bpd was offset by an increase in third-party terminalling fees.

Operating and maintenance expense increased $0.4 million, or 3%, to $12.7 million in 2008 compared to $12.3 million in 2007. The increase resulted from losses on fixed asset disposals related to our Burley terminal assets of approximately $0.2 million and approximately $0.4 million related to a business license for our Los Angeles terminal operations. We also had increased property rental expense of approximately $0.1 million related to our Anchorage and Vancouver terminals. The increase was partially offset by a decrease of approximately $0.5 million in repair and maintenance expenses incurred at our Salt Lake City and Vancouver terminals and our Salt Lake City storage facility.

Depreciation expense increased $0.4 million, or 13%, to $3.6 million in 2008 compared to $3.2 million in 2007 due to a net increase in the amount of depreciable assets placed into service during 2008.

Capital Resources and Liquidity

Historically, our sources of liquidity included cash generated from operations and funding from Tesoro. Our cash receipts were deposited in Tesoro’s bank accounts and all cash disbursements were made from these accounts. Thus, historically our financial statements have reflected no cash balances. Following this offering, we will have separate bank accounts, but Tesoro will provide treasury services on our general partner’s behalf under our omnibus agreement. Tesoro will retain the working capital of our predecessor, as these balances represent assets and liabilities related to our predecessor’s assets prior to the closing of the offering.

In addition to the retention of a portion of the net proceeds from this offering for working capital needs, we expect our ongoing sources of liquidity following this offering to include cash generated from operations, borrowings under our revolving credit facility, and issuances of additional debt and equity securities. We believe that cash generated from these sources will be sufficient to meet our short-term working capital requirements and long-term capital expenditure requirements and to make quarterly cash distributions.

We intend to pay a minimum quarterly distribution of $      per unit per quarter, which equates to $      million per quarter, or $      million per year, based on the number of common, subordinated and general partner units to be outstanding immediately after completion of this offering. We do not have a legal obligation to pay this distribution. Please read “Cash Distribution Policy and Restrictions on Distributions” beginning on page 49.

Revolving Credit Facility

Upon the closing of this offering, we intend to enter into a $150.0 million senior secured revolving credit facility. The credit facility will be available to fund working capital and to finance acquisitions and other capital expenditures. Our obligations under the credit agreement will be secured by a first priority lien on substantially all of our assets. Borrowings under our revolving credit facility are expected to bear interest at LIBOR plus an applicable margin. LIBOR and the applicable margin will be defined in the credit agreement that evidences our new credit facility. We expect the unused portion of the revolving credit facility will be subject to an estimated commitment fee of 0.50% per annum. Upon the closing of this offering, we will borrow $50.0 million under the credit facility in order to fund a cash distribution to Tesoro, leaving $100.0 million available for future borrowings.

We expect the credit agreement to contain covenants and conditions that, among other things, limit our ability to make cash distributions, incur indebtedness, create liens, make investments and enter into a merger or sale of substantially all of our assets. We also expect to be subject to certain financial covenants, including a consolidated leverage ratio and an interest coverage ratio, and customary events of default under the credit agreement.

Cash Flows

Net cash from (used in) operating activities, investing activities and financing activities for the years ended December 31, 2007, 2008 and 2009, and for the nine months ended September 30, 2009 and 2010, were as follows:

				Nine Months Ended
	Year Ended December 31,			September 30,
	2007	2008	2009	2009	2010
				(Unaudited)
	(In thousands)

Net cash used in operating activities	$(5,703)	$(6,045)	$(12,324)	$(9,286)	$(9,997)
Net cash used in investing activities	(19,050)	(16,022)	(12,249)	(11,295)	(2,167)
Net cash from financing activities	24,753	22,067	24,573	20,581	12,164

Cash Flows Used in Operating Activities.  Cash flows used in operating activities for the 2010 Period increased $0.7 million, or 8%, to $10.0 million from $9.3 million for the 2009 Period. The increase is due to the change in net loss discussed above under “— Results of Operations,” after excluding the effect of losses on asset disposals and depreciation expense, neither of which had an effect on cash flows used in operating activities. The increase was partially offset by decreased working capital requirements for the 2010 Period compared to the 2009 Period.

Cash flows used in operating activities for the year ended December 31, 2009 increased $6.3 million, or 104%, to $12.3 million from $6.0 million for the year ended December 31, 2008 due to the increased net loss discussed above under “— Results of Operations,” after excluding the effect of depreciation expense that had no effect on cash, and increased working capital requirements.

Cash flows used in operating activities for the year ended December 31, 2008 increased $0.3 million, or 6%, to $6.0 million from $5.7 million for the year ended December 31, 2007 as a result of increased net loss discussed above under “— Results of Operations” offset by lower working capital requirements.

Cash Flows Used in Investing Activities.  Cash flows used in investing activities for the 2010 Period decreased $9.1 million, or 81%, to $2.2 million from $11.3 million for the 2009 Period due to lower capital expenditures in 2010 as various projects with significant spending in 2009 at our Los Angeles, Boise, Anchorage and Vancouver terminals and Salt Lake City storage facility were substantially complete by December 31, 2009.

Cash flows used in investing activities for the year ended December 31, 2009 decreased $3.8 million, or 24%, to $12.2 million from $16.0 million for the year ended December 31, 2008 due to lower capital expenditures.

Cash flows used in investing activities for the year ended December 31, 2008 decreased $3.0 million, or 16%, to $16.0 million from $19.1 million for the year ended December 31, 2007 primarily due to our having acquired our Los Angeles terminal in 2007 for $12.6 million. This resulting overall decrease was partially offset by an increase in other capital expenditures of $9.6 million for the year ended December 31, 2008 compared to the year ended December, 31, 2007.

Cash Flows from Financing Activities.  Cash flows from financing activities in historical periods were primarily driven by capital contributions from Tesoro. We used these capital contributions to fund our working capital needs and to finance maintenance and expansion capital expenditure projects that are reflected in cash flows used in investing activities.

Cash flows provided by financing activities for the 2010 Period decreased $8.4 million, or 41%, to $12.2 million from $20.6 million for the 2009 Period due to lower capital contributions from Tesoro, due to lower capital expenditures in the 2010 period.

Cash flows provided by financing activities for the year ended December 31, 2009 increased by $2.5 million, or 11%, to $24.6 million from $22.1 million for the year ended December 31, 2008 due to higher capital contributions from Tesoro needed to fund the increase in net loss.

Cash flows provided by financing activities for the year ended December 31, 2008 decreased $2.7 million, or 11%, to $22.1 million from $24.8 million for the year ended December 31, 2007 due to lower capital contributions from Tesoro, which resulted from the decrease in capital expenditures and the increase in net loss.

Capital Expenditures

Our operations are capital intensive, requiring investments to expand, upgrade or enhance existing operations and to meet environmental and operational regulations. Our capital requirements have consisted of and are expected to continue to consist of maintenance capital expenditures and expansion capital expenditures. Maintenance capital expenditures include expenditures required to maintain equipment reliability, tankage, and pipeline integrity and safety and to address environmental regulations. Expansion capital expenditures include expenditures to acquire assets and expand existing facilities that increase throughput capacity on our pipelines and in our terminals or increase storage capacity at our storage facilities. For the years ended December 31, 2007, 2008 and 2009, our predecessor incurred a total of $3.7 million, $8.5 million and $3.3 million, respectively, in maintenance capital expenditures and expended $15.5 million, $10.2 million and $5.9 million, respectively, for expansion capital expenditures, including the acquisition of our Los Angeles terminal in 2007. Our predecessor’s capital funding requirements were funded by capital contributions from Tesoro.

We have budgeted maintenance capital expenditures of approximately $3.2 million and expansion capital expenditures of approximately $1.1 million for the year ended December 31, 2011. We anticipate that these capital expenditures will be funded primarily with cash from operations. Following this offering, we expect that we will rely primarily upon external financing sources, including borrowings under our revolving credit facility and the issuance of debt and equity securities, to fund any significant future expansion capital expenditures.

Contractual Obligations

A summary of our contractual obligations as of December 31, 2009, is as follows:

	2010	2011-2012	2013-2014	Thereafter	Total
	(In thousands)

Operating lease obligations(1)	$1,948	$2,934	$1,409	$361	$6,652
Other purchase obligations(2)	119	—	—	—	119
Capital expenditure obligations(3)	555	—	—	—	555

Total	$2,622	$2,934	$1,409	$361	$7,326

(1)	Minimum operating lease payments for operating leases having initial or remaining non-cancellable lease terms in excess of one year primarily related to our truck vehicle leases and, to a lesser extent, leases for terminals and pump stations and property leases.

(2)	Represents software commitments that have non-cancellable terms less than one year.

(3)	Minimum contractual spending requirements for certain capital projects.

Effects of Inflation

Inflation in the United States has been relatively low in recent years and did not have a material impact on our predecessor’s results of operations for the years ended December 31, 2007, 2008 and 2009.

Off Balance Sheet Arrangements

We have not entered into any transactions, agreements or other contractual arrangements that would result in off-balance sheet liabilities.

Regulatory Matters

Our interstate common carrier crude oil pipeline operations are subject to rate regulation by the FERC under the Interstate Commerce Act (ICA) and the Energy Policy Act of 1992 (EPAct 1992). Our pipelines, gathering systems and terminal operations are also subject to safety regulations adopted by the U.S. Department of Transportation. Some of our intrastate pipeline operations are subject to regulation by the NDPSC. For more information on federal and state regulations affecting our business, please read “Business — Rate and Other Regulation” beginning on page 114.

Environmental and Other Matters

Environmental Regulation.  We are subject to extensive federal, state and local environmental laws and regulations. These laws, which change frequently, regulate the discharge of materials into the environment or otherwise relate to protection of the environment. Compliance with these laws and regulations may require us to remediate environmental damage from any discharge of petroleum or chemical substances from our facilities or require us to install additional pollution control equipment on our equipment and facilities. Our failure to comply with these or any other environmental or safety-related regulations could result in the assessment of administrative, civil, or criminal penalties, the imposition of investigatory and remedial liabilities, and the issuance of injunctions that may subject us to additional operational constraints.

Future expenditures may be required to comply with the Clean Air Act and other federal, state and local requirements for our various sites, including our storage facility, pipelines and refined products terminals. The impact of these legislative and regulatory developments, if enacted or adopted, could result in increased compliance costs and additional operating restrictions on our business, each of which could have an adverse impact on our financial position, results of operations and liquidity. Tesoro will indemnify us for certain of these costs as described in the omnibus agreement. For a further description of this indemnification, see “Certain Relationships and Related Party Transactions — Agreements Governing the Transactions — Omnibus Agreement” beginning on page 139.

Environmental Liabilities.  Tesoro has been party to various litigation and contingent loss matters, including environmental matters, arising in the ordinary course of business. The outcome of these matters cannot always be accurately predicted, but we have recognized historical liabilities for these matters based on our best estimates and applicable accounting guidelines and principles.

These liabilities were based on estimates including engineering assessments and it is reasonably possible that the estimates will change and that additional remediation costs could be incurred as more information becomes available.

Accrued liabilities for estimated site remediation costs to be incurred in the future at our facilities and properties have been included in our historical combined financial statements. Liabilities were recorded when site restoration and environmental remediation and cleanup obligations were known or considered probable and could be reasonably estimated. As of December 31, 2009 and September 30, 2010, environmental liabilities of $1.3 million and $1.9 million, respectively, were accrued for groundwater and soil remediation projects at our Stockton, Burley and Anchorage terminals.

We are currently, and expect to continue, incurring expenses for environmental cleanup at a number of our pipelines, terminals and storage facilities. As part of the omnibus agreement, Tesoro will indemnify us for certain of these expenses. For a further description of the indemnification, please read “Certain Relationships and Related Party Transactions — Agreements Governing the Transactions — Omnibus Agreement” beginning on page 139.

Critical Accounting Policies and Estimates

Our significant accounting policies are described in Note 3 to our audited financial statements included elsewhere in this prospectus. We prepare our financial statements in conformity with accounting principles generally accepted in the United States of America, which requires us to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates. We consider the following policies to be the most critical in understanding the judgments that are involved in preparing our financial statements and the uncertainties that could impact our financial condition and results of operations.

Depreciation.  We calculate depreciation expense using the straight-line method over the estimated useful lives of our property, plant and equipment. Because of the expected long useful lives of the property and equipment, we depreciate our property, plant and equipment over periods ranging from 5 years to 30 years. Changes in the estimated useful lives of the property and equipment could have a material adverse effect on our results of operations.

Impairment of Long-Lived Assets.  We review property, plant and equipment and other long-lived assets for impairment whenever events or changes in business circumstances indicate the net book values of the assets may not be recoverable. Impairment is indicated when the undiscounted cash flows estimated to be generated by those assets are less than the assets’ net book value. If this occurs, an impairment loss is recognized for the difference between the fair value and net book value. Factors that indicate potential impairment include: a significant decrease in the market value of the asset, operating or cash flow losses associated with the use of the asset, and a significant change in the asset’s physical condition or use. No impairments of long-lived assets were recorded during the periods included in these financial statements.

Accounting for Asset Retirement Obligations.  An asset retirement obligation (ARO) is an estimated liability for the cost to retire a tangible asset. We have recorded AROs at fair value in the period in which we have a legal obligation to incur these costs and can make a reasonable estimate of the fair value of the liability. When the liability was initially recorded, the cost was capitalized by increasing the book value of the related long-lived tangible asset. The liability was accreted to its estimated settlement value and the related capitalized cost was depreciated over the asset’s useful life. Settlement dates were estimated by considering past practice, industry practice, management’s intent and estimated economic lives.

Estimates of the fair value for certain AROs could not be made as settlement dates (or range of dates) associated with these assets were not estimable. These AROs include hazardous materials disposal, site restoration, and removal or dismantlement requirements associated with the closure of our terminal facilities or pipelines, including the demolition or removal of tanks, pipelines or other equipment.

Environmental Liabilities.  Tesoro has historically capitalized environmental expenditures that extend the life or increase the capacity of facilities as well as expenditures that prevent environmental contamination. Costs that relate to an existing condition caused by past operations and that do not contribute to current or future revenue generation were expensed. Liabilities were recorded when environmental assessments or remedial efforts were probable and could be reasonably estimated. Estimates were based on the expected timing and the extent of remedial actions required by governing agencies and experience gained from similar sites for which environmental assessments or remediation have been completed. Environmental expenses were recorded primarily in “operating and maintenance expense.” Please read “Certain Relationships and Related Party Transactions — Agreements Governing the Transactions — Omnibus Agreement” beginning on page 139 for further information on Tesoro’s agreement to indemnify us for certain environmental matters.

Contingencies.  In the ordinary course of business, we become party to lawsuits, administrative proceedings and governmental investigations, including environmental, regulatory and other matters. Large, and sometimes unspecified, damages or penalties may be sought from us in some matters for which the likelihood of loss may be possible but the amount of loss is not currently estimable. As of December 31, 2009 and September 30, 2010, we did not have any outstanding lawsuits, administrative proceedings or governmental investigations.

Imbalances.  We experience volume gains and losses, which we sometimes refer to as imbalances, within our pipelines, terminals and storage facilities due to pressure and temperature changes, evaporation and variances in meter readings and in other measurement methods. Historically, we used quoted market prices of the applicable commodity as of the relevant reporting date to value amounts related to imbalances. At December 31, 2007, 2008 and 2009, we did not have any imbalance liabilities or assets on our combined balance sheets, as any imbalances were settled prior to the end of the respective reporting period. Under the tariffs on our High Plains pipeline system, we will be permitted to retain 0.2% of the crude oil shipped on our High Plains pipeline system, and Tesoro will bear any crude oil volume losses in excess of that amount. Under our master terminalling services agreement, we will be permitted to retain 0.25% of the refined products we handle at our Anchorage, Boise, Burley, Stockton and Vancouver terminals for Tesoro, and we will bear any refined product volume losses in excess of that amount. The value of any crude oil or refined product imbalance gains or losses resulting from these contractual provisions will be determined by reference to the monthly average reference price for the applicable commodity, less a specified discount. For all of our other terminals, and under our other commercial agreements with Tesoro, we will have no obligation to measure volume gains and losses, and will have no liability for physical losses.

Qualitative and Quantitative Disclosures about Market Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices. As we do not generally own the refined product or crude oil that is shipped through our pipelines, distributed through our terminals, or held in our storage facilities, and because all of our commercial agreements with Tesoro, other than our master terminalling services agreement, require Tesoro to bear the risk of any volume loss relating to the services we provide, we have minimal direct exposure to risks associated with fluctuating commodity prices. In addition, our commercial agreements with Tesoro are indexed to inflation and contain fuel surcharge provisions that are designed to substantially mitigate our exposure to increases in diesel fuel prices and the cost of other supplies used in our business. We do not intend to hedge our exposure to commodity risk related to imbalance gains and losses or to diesel fuel or other supply costs.

Debt that we incur under our revolving credit facility will bear interest at a variable rate and will expose us to interest rate risk. Unless interest rates increase significantly in the future, our exposure to interest rate risk should be minimal. We may use certain derivative instruments to hedge our exposure to variable interest rates. We do not currently have in place any hedges or forward contracts.

Seasonality

The crude oil and refined product throughput in our pipelines and terminals is directly affected by the level of supply and demand for crude oil and refined products in the markets served directly or indirectly by our assets. However, many effects of seasonality on our revenues will be substantially mitigated through the use of our fee-based commercial agreements with Tesoro that include minimum volume commitments.

BUSINESS

Overview

We are a fee-based, growth-oriented Delaware limited partnership recently formed by Tesoro to own, operate, develop and acquire crude oil and refined products logistics assets. Our logistics assets are integral to the success of Tesoro’s refining and marketing operations and are used to gather, transport and store crude oil and to distribute, transport and store refined products. Our initial assets consist of a crude oil gathering system in the Bakken Shale/Williston Basin area of North Dakota and Montana, eight refined products terminals in the midwestern and western United States and a crude oil and refined products storage facility and five related short-haul pipelines in Utah.

We intend to expand our business through organic growth, including constructing new assets and increasing the utilization of our existing assets, and by acquiring assets from Tesoro and third parties. Although Tesoro historically operated its logistics assets primarily to support its refining and marketing business, it has recently announced its intent to grow its logistics operations in order to maximize the integrated value of its assets within the midstream and downstream value chain. In support of this strategy, Tesoro has formed us to be the primary vehicle to grow its logistics operations. In order to provide us with initial acquisition opportunities, Tesoro has granted us a right of first offer on certain logistics assets that it will retain following this offering.

We generate revenue by charging fees for gathering, transporting and storing crude oil and for distributing, transporting and storing refined products. Since we generally do not own any of the crude oil or refined products that we handle and do not engage in the trading of crude oil or refined products, we have minimal direct exposure to risks associated with fluctuating commodity prices, although these risks indirectly influence our activities and results of operations over the long term. Following the closing of this offering, substantially all of our revenue will be derived from Tesoro, primarily under various long-term, fee-based commercial agreements that include minimum volume commitments. We believe these commercial agreements will provide us with a stable base of cash flows.

Our Assets and Operations

Our assets and operations are organized into the following two segments:

Crude Oil Gathering.  Our common carrier crude oil gathering system in North Dakota and Montana, which we refer to as our High Plains system, includes an approximate 23,000 bpd truck-based crude oil gathering operation and approximately 700 miles of pipeline and related storage assets with the current capacity to deliver up to 70,000 bpd to Tesoro’s Mandan, North Dakota refinery. This system gathers and transports to Tesoro’s Mandan refinery crude oil produced from the Bakken Shale/Williston Basin area.

Terminalling, Transportation and Storage.  We own and operate eight refined products terminals with aggregate truck and barge delivery capacity of approximately 229,000 bpd. The terminals provide product distribution primarily for refined products produced at Tesoro’s refineries located in Los Angeles and Martinez, California; Salt Lake City, Utah; Kenai, Alaska; Anacortes, Washington; and Mandan, North Dakota. We also own and operate assets that exclusively support Tesoro’s Salt Lake City refinery, including a refined products and crude oil storage facility with total shell capacity of approximately 878,000 barrels and three short-haul crude oil supply pipelines and two short-haul refined product delivery pipelines connected to third-party interstate pipelines. Our terminalling, transportation and storage assets serve regions that are expected to experience growth in refined product demand at a rate greater than the national average for the United States over the next 25 years, according to the EIA.

For the year ended December 31, 2009, we had pro forma EBITDA of approximately $51.5 million and pro forma net income of approximately $40.3 million. Tesoro accounted for 93% of our pro forma EBITDA and 91% of our pro forma net income for that period. For the year ended December 31, 2009, we had pro forma revenue of $48.8 million from our crude oil gathering segment and $42.1 million from our terminalling, transportation and storage segment. Please read “Summary Historical and Pro Forma Combined Financial and Operating Data” beginning on page 13 for the definition of the term EBITDA and a reconciliation of EBITDA to our most directly comparable financial measures, calculated and presented in accordance with U.S. GAAP.

Our Commercial Agreements with Tesoro

In connection with the closing of this offering, we will enter into various long term, fee-based commercial agreements with Tesoro under which we will provide various pipeline transportation, trucking, terminal distribution and storage services to Tesoro, and Tesoro will commit to provide us with minimum monthly throughput volumes of crude oil and refined products. We believe the terms and conditions of these agreements, as well as our other initial agreements with Tesoro described below under “— Other Agreements with Tesoro,” are generally no less favorable to either party than those that could have been negotiated with unaffiliated parties with respect to similar services. These commercial agreements with Tesoro will include:

•	a 10-year pipeline transportation services agreement under which Tesoro will pay us fees for gathering and transporting crude oil on our High Plains pipeline system;

•	a two-year trucking transportation services agreement under which Tesoro will pay us fees for crude oil trucking and related services and scheduling and dispatching services that we provide through our High Plains truck-based crude oil gathering operation;

•	a 10-year master terminalling services agreement under which Tesoro will pay us fees for providing terminalling services at our eight refined products terminals;

•	a 10-year pipeline transportation services agreement under which Tesoro will pay us fees for transporting crude oil and refined products on our five Salt Lake City short-haul pipelines; and

•	a 10-year storage and transportation services agreement under which Tesoro will pay us fees for storing crude oil and refined products at our Salt Lake City storage facility and transporting crude oil and refined products between the storage facility and Tesoro’s Salt Lake City refinery through interconnecting pipelines on a dedicated basis.

Each of these agreements, other than the storage and transportation services agreement, will contain minimum throughput commitments. Tesoro’s fees under the storage and transportation services agreement will be for the use of the existing capacity at our Salt Lake City storage facility and on our pipelines connecting the storage facility to Tesoro’s Salt Lake City refinery. The fees under each agreement are indexed for inflation and, except for the trucking transportation services agreement, these agreements give Tesoro the option to renew for two five-year terms. The trucking transportation services agreement will renew automatically for up to four successive two-year terms unless earlier terminated by us or Tesoro no later than three months prior to the expiration of any term. For additional information about the commercial agreements, including Tesoro’s ability to reduce or terminate its obligations in the event of a force majeure that affects us, please read “Certain Relationships and Related Party Transactions — Agreements Governing the Transactions — Commercial Agreements with Tesoro” beginning on page 143. For additional information regarding certain risks associated with these commercial agreements, please also see each of the following risk factors under “Risk Factors — Risk Related to our Business” beginning on page 17: “— Tesoro accounts for substantially all of our revenues. If Tesoro changes its business strategy, is unable to satisfy its obligations under our commercial agreements for any reason or significantly reduces the volumes transported through our pipelines or handled at our terminals, our revenues would decline and our financial condition, results of operations, cash flows and ability to make distributions to our unitholders would be adversely affected”; “— Tesoro may suspend, reduce or terminate its obligations under our commercial agreements in some circumstances, which would have a material adverse effect on our financial condition, results of operations, cash flows and ability to make distributions to unitholders”; and “— If Tesoro satisfies only its minimum obligations under, or if we are unable to renew or extend, the various commercial agreements we have with Tesoro, our ability to make distributions to our unitholders will be reduced.”

For the year ended December 31, 2009, on a pro forma basis, assuming Tesoro paid fees for only the minimum volumes under each of these commercial agreements, our total revenue would have been $80.5 million as compared to pro forma revenue for that period of $91.0 million.

Other Agreements with Tesoro

In addition to the commercial agreements described above, we will also enter into the following agreements with Tesoro:

Omnibus Agreement.  Upon the closing of this offering, we will enter into an omnibus agreement with Tesoro under which Tesoro will agree not to compete with us under certain circumstances and will grant us a right of first offer to acquire certain of its retained logistics assets, including certain terminals, pipelines, docks, storage facilities and other related assets located in California, Alaska and Washington. The omnibus agreement will also address our payment of a fee to Tesoro for the provision of various general and administrative services, Tesoro’s reimbursement of us for certain maintenance capital expenditures and Tesoro’s indemnification of us for certain matters, including environmental, title and tax matters. Please read “Certain Relationships and Related Party Transactions — Agreements Governing the Transactions — Omnibus Agreement” beginning on page 139 and “Risk Factors — Risks Inherent in an Investment in Us — Our general partner and its affiliates, including Tesoro, have conflicts of interest with us and limited fiduciary duties, and they may favor their own interests to the detriment of us and our common unitholders. Additionally, we have no control over Tesoro’s business decisions and operations, and Tesoro is under no obligation to adopt a business strategy that favors us” on page 32.

Operational Services Agreement.  Upon the closing of this offering, we will enter into an operational services agreement with Tesoro under which we will reimburse Tesoro for the provision of certain operational services to us in support of our pipelines, terminals and storage facility, and under which we will also pay Tesoro an annual fee for operational services performed by certain of Tesoro’s field-level employees at our Mandan, North Dakota terminal and our Salt Lake City, Utah storage facility. Please read “Certain Relationships and Related Party Transactions — Agreements Governing the Transactions — Operational Services Agreement” beginning on page 143.

Business Strategies

Our primary business objectives are to maintain stable cash flows and to increase our quarterly cash distribution per unit over time. We intend to accomplish these objectives by executing the following strategies:

•	Focus on Stable, Fee-Based Business. We intend to focus on opportunities to provide committed, fee-based logistics services to Tesoro and third parties. We believe that our long-term fee-based contracts with Tesoro will enhance the stability of our cash flows and minimize our direct exposure to commodity price fluctuations.

•	Pursue Attractive Organic Expansion Opportunities. We intend to evaluate investment opportunities to make capital investments to expand our existing asset base that may arise from the growth of Tesoro’s refining and marketing business or from increased third-party activity in our areas of operations. We intend to focus on organic growth opportunities that complement our existing asset base or provide attractive returns in new areas within our geographic footprint. For example, with expected production growth in the Bakken Shale/Williston Basin area, we are evaluating opportunities to expand our High Plains system to provide critical takeaway capacity for crude oil producers. We will also evaluate opportunities to expand our terminal operations to meet rising demand in Tesoro’s core areas of operation. As a result of our strategic relationship with Tesoro, if Tesoro requires expanded logistics infrastructure and capabilities to support its refining and marketing operations, we expect to be favorably positioned to construct and operate the necessary logistics assets.

•	Grow Through Strategic Acquisitions. We plan to pursue accretive acquisitions of complementary assets from Tesoro as well as from third parties. In order to provide us with initial acquisition opportunities, Tesoro has granted us a right of first offer to acquire certain logistics assets that it will retain following this offering. As Tesoro executes its growth strategy, which may include the acquisition of additional refinery assets, we believe we are well-positioned to acquire any associated logistics assets as those opportunities arise. Our third-party acquisition strategy will be focused on logistics assets in the western half of the United States where we believe our knowledge of the market will provide us with a competitive advantage. We intend to pursue these third-party acquisition opportunities independently as well as jointly with Tesoro.

•	Optimize Existing Asset Base and Pursue Third-Party Volumes. We will seek to enhance the profitability of our existing assets by pursuing opportunities to add Tesoro and third-party volumes, improve operating efficiencies and increase utilization. Historically, Tesoro has operated its logistics assets primarily in support of its refining and marketing business. As a result, we have available capacity on our High Plains pipeline system and in many of our refined product terminals where we believe we have the ability to increase utilization with minimal capital investment. On the High Plains pipeline system, we are evaluating several opportunities to increase utilization, including receipt and delivery interconnections with third-party pipeline systems. As a result of the strategic locations of many of our refined product terminals, we are also evaluating the potential demand for increased access to our terminals where we have available capacity. We are also exploring various strategic initiatives to improve operating efficiencies at some of our terminals that would increase capacity for additional volumes from Tesoro and potential third parties.

Competitive Strengths

We believe we are well positioned to achieve our primary business objectives and execute our business strategies based on the following competitive strengths:

•	Long-Term, Fee-Based Contracts. Initially, we will generate a substantial majority of our revenue under long-term, fee-based contracts with Tesoro. We believe that these contracts will promote cash flow stability and minimize our direct exposure to commodity price fluctuations, although these risks indirectly influence our activities and results of operations over the long term. Under these contracts, Tesoro has committed to ship a minimum volume of crude oil on our High Plains system, to deliver a minimum volume of refined products through our terminals, to transport a minimum volume of crude oil and refined products on our five short-haul pipelines in Salt Lake City and to store crude oil and refined products at our Salt Lake City storage facility and transport crude oil and refined products between the storage facility and Tesoro’s Salt Lake City refinery on a dedicated basis. These contracts contain fees that are indexed for inflation.

•	Relationship with Tesoro. We have a strategic relationship with Tesoro, which we believe will provide us with a stable base of cash flows as well as opportunities for growth. All of our logistics assets are directly linked to Tesoro’s refining and marketing operations. Our High Plains system currently delivers all of the crude oil processed by Tesoro’s Mandan, North Dakota refinery and our refined product terminals provide critical storage and distribution infrastructure for six of Tesoro’s seven refineries. We will have a right of first offer to acquire certain logistics assets, with a gross book value of approximately $240.0 million, that will be retained by Tesoro and, following this offering, we are well-positioned to partner with Tesoro in the construction or acquisition of new logistics infrastructure associated with Tesoro’s refining and marketing growth initiatives. We also expect to benefit from Tesoro’s extensive operational, commercial and technical expertise, as well as its industry relationships throughout the midstream and downstream value chain, as we look to optimize and expand our existing asset base.

•	Assets Positioned in Areas of High Demand. Our High Plains system is located in the Williston Basin, one of the most prolific onshore oil producing basins in North America, and gathers and transports production from the Bakken Shale formation. Our terminalling, transportation and storage assets are located in markets that the EIA projects will experience growth in demand for refined products. The Bakken Shale, which is within the Williston Basin, has emerged as one of the most attractive resource plays in North America, with estimated technically recoverable reserves of approximately 3.65 billion barrels (according to United States Geological Survey estimates published in April 2008). We expect producers to invest substantial capital to develop the Bakken Shale and other emerging plays in the Williston Basin. A development of this scale will require substantial investment in pipeline and storage infrastructure, and we believe that our existing footprint will give us a strategic advantage to capitalize on this opportunity. In addition, most of our terminalling assets are located in the Mountain and Pacific regions of the United States, which the EIA expects to see greater growth rate in refined products demand than the U.S. national average over the next 25 years, with the Mountain region expected to have the highest refined products demand growth rate of any U.S. region over the same period. We believe there is an opportunity to capitalize on this increased demand for refined products in our markets by optimizing our existing available capacity and pursuing acquisitions and other growth opportunities.

•	Experienced Management Team. Our management team has significant experience in the management and operation of logistics assets and the execution of expansion and acquisition strategies. Our management team includes some of the most senior officers of Tesoro, who average over 27 years of experience in the energy industry.

•	Financial Flexibility. We believe we will have the financial flexibility to execute our growth strategy through the available capacity under our revolving credit facility and our ability to access the debt and equity capital markets. At the close of this offering, we expect to have approximately $100.0 million of borrowing capacity under our revolving credit facility.

Our Relationship with Tesoro

One of our principal strengths is our relationship with Tesoro. Tesoro is currently the third largest independent refiner in the United States by crude capacity and owns and operates seven refineries that serve markets in Alaska, Arizona, California, Hawaii, Idaho, Minnesota, Nevada, North Dakota, Oregon, Utah, Washington and Wyoming. Tesoro also sells transportation fuels and convenience products in 15 states through a network of over 800 retail stations, primarily under the Tesoro®, Mirastar®, Shell®, and USA Gasolinetm brands. For the year ended December 31, 2009, Tesoro had consolidated revenues of approximately $16.9 billion, an operating loss of $57 million, a net loss of $140 million and, as of December 31, 2009, had consolidated gross assets of approximately $8.1 billion. Tesoro Corporation’s common stock trades on the NYSE under the symbol “TSO.”

Following the completion of this offering, Tesoro will continue to own and operate substantial crude oil and refined products logistics assets. As of September 30, 2010, the aggregate gross book value of the logistics assets to be contributed to us by Tesoro in connection of the closing of this offering was approximately $190.0 million, and the aggregate gross book value of Tesoro’s retained logistics assets on which we have a right of first offer was approximately $240.0 million. Please read “Certain Relationships and Related Party Transactions — Agreements Governing the Transactions — Omnibus Agreement” beginning on page 139. Tesoro will also retain a significant interest in us through its ownership of a     % limited partner interest, a 2.0% general partner interest and all of our incentive distribution rights. Given Tesoro’s significant ownership in us following this offering and its intent to use us as the primary vehicle to grow its logistics operations, we believe Tesoro will be motivated to promote and support the successful execution of our business strategies. In particular, we believe it will be in Tesoro’s best interest for it to contribute additional assets to us over time and to facilitate our organic growth opportunities and accretive acquisitions from third parties.

All of our operations are strategically located within Tesoro’s refining and marketing supply chain and, following the closing of this offering, a substantial majority of our revenues will be generated by providing services to Tesoro’s refining and marketing businesses under various commercial agreements that we will enter into with Tesoro at the closing of this offering and that are described below. For additional information about these commercial agreements, please read “Certain Relationships and Related Party Transactions — Agreements Governing the Transactions — Commercial Agreements with Tesoro” beginning on page 143.

While our relationship with Tesoro and its subsidiaries is a significant strength, it is also a source of potential conflicts. For example, Tesoro has an economic incentive not to cause us to, and in fact may determine not to cause us to, seek higher tariff rates or terminalling fees, even if such higher rates or terminalling fees would reflect rates that could be obtained in arm’s length third-party transactions. Additionally, because of Tesoro’s quality preferences for crude oil refined at the Mandan refinery, Tesoro has an economic incentive to limit the amount of lower-quality crude oil gathered by our High Plains system, which may limit our ability to generate third-party revenue with this asset. Please read “Conflicts of Interest and Fiduciary Duties” beginning on page 152.

Our Asset Portfolio

Crude Oil Gathering

Industry Overview.  Crude oil gathering assets provide the link between crude oil production gathered at the well site or nearby collection points and crude oil terminals and storage facilities, long-haul crude oil pipelines and refineries. Crude oil gathering assets generally consist of a network of smaller diameter pipelines that are connected directly to the well site or central receipt points delivering into larger diameter trunk lines. Pipeline transportation is generally the lowest cost option for transporting crude oil. Trucking operations are often used to supplement pipeline systems by gathering and transporting crude oil production from remote well sites that are not directly connected to pipeline gathering infrastructure. Competition in the crude oil gathering industry is typically regional and based on proximity to crude oil producers, as well as access to viable delivery points. Overall demand for gathering services in a particular area is generally driven by crude oil producer activity in the area.

Overview of the Williston Basin and the Bakken Shale Formation.  The Williston Basin is spread across North Dakota, South Dakota, Montana and parts of southern Canada. The basin contains oil and natural gas in numerous producing zones including the Bakken Shale, which the United States Geological Survey classified in April 2008 as the largest “continuous” oil accumulation ever assessed by it in the continental United States, with approximately 3.65 billion barrels of technically recoverable reserves according to United States Geological Survey estimates published in April 2008. Commercial oil production activities began in the Williston Basin in the 1950s with the first well drilled in 1953. Since then, a significant amount of crude oil has been produced from the basin, primarily from conventional oil accumulations. The Williston Basin is now one of the most actively drilled resource plays in North America. The Bakken Shale in particular has recently experienced increased activity, which we believe is driven by relatively attractive economics resulting from modern drilling and completion technologies, its high-quality crude oil and a favorable crude oil price environment. For example, according to the North Dakota Pipeline Authority, the rig count in North Dakota has increased from 91 as of December 2008 to 163 as of December 2010, a 79% increase. We believe that this increase was primarily a result of activity in the Bakken Shale, and we also expect more activity in the more speculative Three Forks/Sanish formation within the Williston Basin. Producers continue to invest significant capital in the development of the Williston Basin, with one major oil producer having announced that it plans to spend as much as $1.0 billion per year over the next five years in the Bakken Shale and Three Forks/Sanish formations. As the region continues to develop, we believe there will be an increasing need for additional crude oil gathering and storage infrastructure.

The following map shows the general location of the Williston Basin and the Bakken Shale.

The following graph shows the historical and forecasted crude oil production from the Bakken Shale:

Source: PIRA Energy Group, November 2010

Our High Plains System

Overview.  Our High Plains system consists of our crude oil pipelines and trucking operations in the Bakken Shale/Williston Basin area of Montana and North Dakota. Our High Plains system gathers and transports crude oil from various production locations in this area for transportation to Tesoro’s Mandan refinery. The following table details the average aggregate daily number of barrels of crude oil transported on our High Plains system in each of the periods indicated. Tesoro was the shipper of substantially all of these barrels.

						Nine Months
						Ended
	Year Ended December 31,					September 30,
	2005	2006	2007	2008	2009	2010

Crude oil transported through (bpd):
Pipelines(1)	52,893	54,639	56,232	54,737	52,806	47,954
Trucking	18,300	17,759	18,560	23,752	22,963	23,386

(1)	Also includes barrels that were delivered onto our High Plains pipeline system by truck.

Pipeline Operations.  We own and operate a common carrier crude oil gathering and transportation system consisting of approximately 700 miles of gathering and trunk lines in Montana and North Dakota, which gather and transport crude oil from the Bakken Shale/Williston Basin area and deliver it to Tesoro’s refinery in Mandan, North Dakota. We also have the ability to transport crude oil to Tesoro’s Mandan refinery from Canada on this system through third-party pipeline connections. Tesoro is currently the primary shipper on our High Plains pipeline system, supplying all of the crude oil transported and processed at Tesoro’s Mandan refinery. Tesoro acquired the High Plains system in 2001 in connection with Tesoro’s purchase of its Mandan refinery from affiliates of BP. The High Plains pipeline system, which has current capacity to transport up to approximately 70,000 bpd of crude oil to Tesoro’s Mandan refinery, consists of the following assets:

•	approximately 143 miles of up to six-inch gathering and injection lines in western North Dakota and eastern Montana;

•	approximately 474 miles of up to 12-inch trunk lines in Montana and North Dakota that run to our Dunn Center storage facility in North Dakota, the final aggregation point on our system for shipments to Tesoro’s Mandan refinery; and

•	approximately 88 miles of 16-inch trunk lines from our Dunn Center storage facility to Tesoro’s Mandan refinery.

The High Plains system utilizes 24 crude oil storage and breakout tanks with a total combined capacity of 482,000 barrels, 13 proprietary and six third-party truck receipt locations, 44 proprietary and eight third-party pipeline gathering receipt stations (also known as collection points) and 11 relay stations to deliver crude oil to Tesoro’s Mandan refinery. The system also has intake connection points with the Bridger pipeline at Richey, Montana, the Enbridge Producers Pipeline at Ramburg, North Dakota and Enbridge’s currently idle pipeline at Portal, North Dakota, at the Canadian border. For more information about Tesoro’s Mandan refinery, please read “— Tesoro’s Refining Operations — Mandan, North Dakota Refinery” beginning on page 112.

Trucking Operations.  As part of our High Plains system, we manage a truck-based crude oil gathering operation. This operation uses a combination of proprietary and third-party trucks, all of which we dispatch and schedule. These trucks gather an average of approximately 23,000 bpd of crude oil from well sites or nearby collection points in the Bakken Shale/Williston Basin area and deliver it onto our High Plains pipeline system through 13 proprietary truck unloading facilities. Tesoro and local producers contact us when they have crude oil to transport from the well site or nearby collection points to a pipeline receiving point. We provide pick-up and delivery services, and also provide accounting and data services that enable producers to receive payment for their crude oil sales to Tesoro. We charge per-barrel tariffs and service fees for picking up and transporting crude oil and for dispatching and scheduling proprietary and third-party trucks, and for use of our field unloading tanks. The demand for our trucking services is driven by the quantity of crude oil that Tesoro purchases directly at production locations that are not connected to existing gathering lines.

Growth Opportunities.  We believe there are a number of potential growth opportunities that capitalize on the strategic position of our High Plains system within the Bakken Shale/Williston Basin area, ranging from projects with modest capital requirements to larger greenfield projects that would require a more significant investment to develop. For example, we could increase the volume of third-party crude oil that we ship on our system by making outlet connections to several existing third-party pipelines, including the Enbridge pipeline at the Canada/North Dakota border, the Enbridge Producers Pipeline at Ramburg, North Dakota, the Bridger pipeline at Richey, Montana, the Belle Fourche pipeline at Fritz, North Dakota, and the Little Missouri pipeline at Treetop and Fryburg, North Dakota. These connections would require the negotiation of tariffs with shippers and interconnection agreements with the owners of these other pipelines, but could be accomplished with a relatively small capital investment. We could also increase the throughput capacity of our High Plains system through the addition of pumping capacity, which would also require a relatively small capital investment. We are monitoring producer activity in the Bakken Shale/Williston Basin area to identify opportunities to construct additional gathering infrastructure. Together with Tesoro, we are also presently engaged in discussions to expand our pipeline gathering network to new and proposed drilling locations where these producers plan to conduct extensive Bakken Shale development operations. While these pipeline expansions may displace volumes we presently gather by truck, pipeline transportation is generally a lower cost, higher margin service and we expect overall volumes on our High Plains pipeline system to increase as a result of these pipeline expansions. We are also evaluating the potential to construct a rail facility at Tesoro’s Mandan refinery that would load crude oil volumes shipped on our High Plains system in excess of the Mandan refinery’s capacity onto rail cars for shipment to other locations in the United States.

The following map shows the locations of the pipelines in our High Plains system and related connection points to third-party pipelines.

Terminalling, Transportation and Storage

Industry Overview

U.S. Refined Products Market.  Refined products, such as jet fuel, gasoline and diesel fuel are all sources of energy derived from crude oil. According to data compiled by the EIA, refined products accounted for approximately 37% of the nation’s total annual energy consumption in 2008. Growth in petroleum consumption is expected to generally keep pace with growth in overall energy consumption over the next

25 years. Growth in petroleum consumption will be driven by increased demand for diesel fuel, but is projected to lag slightly behind overall energy consumption due to increased renewable fuel consumption and new efficiency standards. Additionally, while the EIA expects overall petroleum consumption in the United States to grow annually by 0.5% between 2010 and 2035, the EIA estimates expected growth in our core areas of operation (the midwestern and western United States) will be between 0.7% and 1.0% over the same period.

Terminalling, Transportation and Storage.  Terminalling and storage facilities and related short-haul pipelines complement crude oil transportation systems, refinery operations and refined products transportation, and play a key role in moving refined products to the end-user market. Terminals are generally used for distribution, storage, inventory management, and blending to achieve specified grades of gasoline, filtering of jet fuel, injection of additives, including ethanol, and other ancillary services. Typically, refined product terminals are equipped with automated truck loading facilities commonly referred to as “truck racks” that operate 24 hours a day and often include storage tanks. These automated truck loading facilities provide for control of security, allocations, credit and carrier certification by remote input of data by customers. Trucks pick up refined products at the truck racks and transport them to commercial, industrial and retail end-users. Additionally, some terminals use rail cars or barges to deliver refined products from and receive refined products into the terminal. During the loading process, additives may be introduced into refined products by computer-controlled injection systems that enable the refined products being loaded to conform to governmental regulations and individual customer requirements.

Our Terminals, Storage Facilities and Related Pipelines

Overview.  Our eight refined product terminals receive refined products from pipelines connected to Tesoro’s Los Angeles, Golden Eagle, Salt Lake City, Kenai, Mandan and Anacortes refineries and provide storage and truck loading services to Tesoro and third parties, who in turn deliver refined products to retail outlets and other end-users. We also own a storage facility that receives and stores refined products and crude oil for Tesoro’s Salt Lake City refinery and five related crude oil and refined products short-haul pipelines.

We generate most of our refined product terminal revenues from fees on committed throughput volumes by customers for transferring refined products from the terminal to trucks and barges. We generate pipeline transportation revenue by transporting crude oil for Tesoro from the terminus points of the Chevron and Plains All American crude oil pipelines to our Salt Lake City storage facility on our three short-haul crude oil pipelines, and by transporting refined products for Tesoro from its Salt Lake City refinery to the origin of Chevron’s Northwest Pipeline on our two short-haul refined products pipelines. In addition to terminalling and transportation fees, we generate revenues by charging our customers fees for ancillary services, including ethanol blending and additive injection, and, at our Vancouver and Anchorage terminals, for barge loading fees. We also generate storage revenue for storing crude oil and refined products for Tesoro in support of Tesoro’s Salt Lake City refinery. Under the commercial agreements that we will enter into with Tesoro at the closing of this offering, Tesoro will initially account for substantially all of our refined product terminal revenues.

Our refined product terminals are supplied by both Tesoro-owned and third-party common carrier pipelines, as well as by pressurized feed directly from Tesoro refineries, and, in some cases, by truck or barge. For the year ended December 31, 2009, gasoline represented approximately 71% of the total volume of refined products distributed through our refined product terminals and distillates represented approximately 29%.

The tables below sets forth the total average throughput for our refined products terminals and our Salt Lake City pipelines in each of the periods presented.

						Nine Months
						Ended
	Year Ended December 31,					September 30,
	2005	2006	2007	2008	2009	2010

Refined products terminalled for: (bpd)(1)
Tesoro	64,771	70,039	91,340	102,670	103,454	104,148
Third parties	11,432	9,713	11,965	10,198	9,681	9,816
Refined products terminalled at (bpd):
Los Angeles, California	—	—	19,702	32,696	33,603	35,393
Stockton, California	6,885	6,851	7,663	7,053	7,160	8,595
Salt Lake City, Utah(1)	20,836	24,006	25,236	26,074	26,802	25,763
Anchorage, Alaska	15,780	16,433	15,358	14,704	14,914	15,726
Mandan, North Dakota	7,102	7,800	9,244	9,213	9,300	9,126
Vancouver, Washington(2)	11,027	10,204	12,968	10,824	10,089	8,557
Boise, Idaho	9,776	9,934	9,039	8,295	7,598	7,341
Burley, Idaho	4,797	4,524	4,095	4,009	3,669	3,463

Total	76,203	79,752	103,305	112,868	113,135	113,964

Total (barrels, in thousands)	27,814	29,109	37,706	41,310	41,294	31,112

Volumes transported through (bpd):
Short-haul crude oil pipelines	44,661	52,252	46,776	46,457	42,561	39,103
Short-haul refined products pipelines	17,655	16,163	13,619	14,437	14,381	13,695

Total	62,316	68,415	60,395	60,894	56,942	52,798

(1)	Does not include our Salt Lake City storage facility or our interconnecting pipelines between the storage facility and Tesoro’s Salt Lake City refinery.

(2)	Average results for the nine months ended September 30, 2010 are lower due to the suspension of operations at Tesoro’s Anacortes refinery following a fire at that refinery in April 2010.

The following table outlines the locations of our refined products terminals and their storage capacities, supply source, mode of delivery and maximum daily available capacity for the year ended December 31, 2009.

					Maximum
		Storage			Daily Available
		Capacity		Mode of	Terminalling
Terminal Location	Products Handled	(Barrels)(1)	Supply Source	Delivery	Capacity (bpd)

Los Angeles, California(2)	Gasoline; Diesel	6,000	Refinery	Truck	48,000
Stockton, California	Gasoline; Diesel	67,000	Refinery	Truck	9,400
Salt Lake City, Utah(2)(4)	Gas, Diesel, Jet Fuel	18,000	Refinery	Truck	42,000
Anchorage, Alaska	Gasoline, Diesel, Jet Fuel	883,000	Pipeline; Barge	Truck; Barge;	63,000 (3)
				Pipeline
Mandan, North Dakota(2)	Gasoline, Diesel, Jet Fuel	—	Refinery	Truck	22,500
Vancouver, Washington	Gasoline; Diesel	298,000	Pipeline; Barge	Truck; Barge	19,600 (5)
Boise, Idaho	Gasoline, Diesel, Jet Fuel	254,000	Pipeline	Truck	22,500
Burley, Idaho	Gasoline; Diesel	147,000	Pipeline	Truck	12,000

Total		1,673,000			239,000

(1)	Includes storage capacity for refined products and ethanol only; excludes storage for gasoline and diesel additives.

(2)	Supplied by pressurized pipeline feed from the associated Tesoro refinery.

(3)	Maximum daily available terminalling capacity represents the maximum amount we are permitted to sell and includes approximately 30,000 bpd by truck, 23,000 bpd by barge and 10,000 bpd by pipeline.

(4)	Does not include our Salt Lake City storage facility or our short-haul pipelines.

(5)	Maximum daily available terminalling capacity represents the maximum amount we are permitted to sell and includes approximately 15,000 bpd by truck and 4,600 bpd by barge.

The following map shows the locations of our refined product terminals:

Terminals

Los Angeles, California Terminal

Our Los Angeles, California terminal is adjacent to Tesoro’s Los Angeles refinery. Tesoro purchased this terminal and its Los Angeles refinery from Shell in May 2007. The terminal receives gasoline and diesel from Tesoro’s Los Angeles refinery through two 12-inch gasoline pipelines, one 12-inch diesel pipeline, and one eight-inch gasoline pipeline. Additives, including ethanol, are received by truck and delivered into tanks at the terminal. Refined products received at this terminal are sold locally by Tesoro through our four bay truck loading rack. This terminal includes approximately 6,000 barrels of ethanol storage capacity. We do not have refined product storage capacity at this terminal.

Stockton, California Terminal

We lease our Stockton, California terminal from the Port of Stockton under a five-year lease expiring in 2014. We may renew the lease for up to three additional five-year terms. Tesoro initially leased this terminal from the Port of Stockton in 1985. We receive gasoline and diesel at this terminal from Tesoro’s Golden Eagle refinery, located in Martinez, California, through Kinder Morgan’s SFPP Northern California common carrier pipeline. Additionally, ethanol is supplied directly to our truck loading rack from an adjacent third-party terminal. This terminal has a two-bay truck loading rack. Refined products received at this terminal are sold locally by Tesoro through our truck loading rack. This terminal also has seven storage tanks with 20,000 barrels of diesel capacity, 46,000 barrels of gasoline capacity and approximately 500 barrels of transmix capacity.

Salt Lake City, Utah Terminal

Our Salt Lake City, Utah terminal is adjacent to Tesoro’s Salt Lake City refinery. Tesoro purchased the terminal from BP in 2001 in connection with the purchase of its Salt Lake City refinery. The terminal has the ability to receive refined products, including gasoline, diesel and jet fuel, from Tesoro’s Salt Lake City refinery through our proprietary interconnecting pipelines that run between the two facilities. Refined products received at this terminal are sold locally and regionally by Tesoro and third parties through our five-bay truck loading rack. The terminal also has two gasoline storage day tanks, with 17,900 barrels of capacity.

Anchorage, Alaska Terminal

Our Anchorage, Alaska terminal sits on leased property at two adjacent locations within the Port of Anchorage. A portion of the terminal was built by Tesoro in 1969 on land that is leased from Alaska Railroad Corporation through December 31, 2011. We may renew the lease for up to three additional five-year terms. Tesoro purchased the remainder of the terminal from Equilon Enterprises LLC in 1999, and it sits on land leased from the Port of Anchorage through June 30, 2014. This terminal has the ability to receive refined products, including gasoline, diesel and jet fuel, from Tesoro’s Kenai refinery through the Tesoro Alaska Pipeline (TAPL), a state-regulated common carrier pipeline owned by Tesoro, and from marine vessels through the Port of Anchorage petroleum docks. The terminal also has a rail rack that can hold and unload ten rail cars, is equipped with two offloading pumps and is connected to an eight-inch pipeline that runs to the neighboring Anchorage Fueling and Service Corporation (AFSC) jet fuel storage facility. Refined products received at the terminal are sold locally by Tesoro and others through two separate two-bay truck loading racks, through third-party barges loaded at a Port of Anchorage dock or through pipelines to the AFSC storage facilities. The terminal also has 25 storage tanks, with 251,500 barrels of gasoline capacity, 99,000 barrels of diesel capacity, 400,200 barrels of jet fuel capacity and 118,300 barrels of AvGas (a high-octane aviation fuel) capacity and 13,800 barrels of transmix tankage.

Mandan, North Dakota Terminal

We own and operate a terminal located at Tesoro’s Mandan refinery, which is just outside the city limits of Mandan, North Dakota. The terminal consists of a truck loading rack located within the refinery gates. Tesoro purchased this terminal and its Mandan refinery from BP in 2001. The truck loading rack consists of three light product bays and one residual fuel bay, each connected to pipelines that transport product from the refinery tank farm to the terminal. We do not have refined product storage capacity at this terminal.

Vancouver, Washington Terminal

We lease our Vancouver, Washington terminal from the Port of Vancouver under a 10-year lease expiring in 2016, with two 10-year renewal options. Tesoro first leased this terminal from the Port of Vancouver in 1985. We receive gasoline and distillates at this terminal from Tesoro’s Anacortes refinery through the Olympic common carrier pipeline. We also have access to a marine dock owned by the Port of Vancouver under a non-preferential berthing agreement. This berthing agreement allows us to receive gasoline and distillates from Tesoro’s Anacortes refinery and third-party sources through barge deliveries and to transport those refined products to the terminal on proprietary interconnecting pipelines. In addition, we receive ethanol at the terminal through railcars and trucks. Refined products received at this terminal are sold locally by Tesoro and others through our two-bay truck loading rack or through barges loaded at the Port of Vancouver dock. We currently share dock maintenance expenses with the Port of Vancouver and other users of the dock. The terminal has a three-car ethanol rail unloading rack. The terminal also includes six storage tanks with 160,000 barrels of diesel capacity, 130,000 barrels of gasoline capacity and 7,400 barrels of ethanol capacity.

Boise and Burley, Idaho Terminals

Our Idaho terminals are located in Boise and Burley. Tesoro acquired both of these terminals in 2001 from affiliates of BP in connection with Tesoro’s acquisition of its Salt Lake City refinery. Our Boise terminal is a truck loading facility that receives a variety of refined products from Tesoro’s Salt Lake City refinery, including gasoline, diesel, and jet fuel through Chevron’s common carrier pipeline, as well as ethanol received by truck from a transloading facility outside Boise. Refined products received at this terminal are sold locally by Tesoro through our truck loading rack. The truck loading rack includes three loading bays for light products and a fourth bay solely for off-loading ethanol. The terminal also includes eight storage tanks, with 144,000 barrels of gasoline capacity, 34,300 barrels of jet fuel capacity, 54,000 barrels of diesel capacity, 21,000 barrels of ethanol capacity and 1,000 barrels of transmix capacity.

Our Burley terminal is a truck loading facility that receives gasoline and diesel from Tesoro’s Salt Lake City refinery through Chevron’s common carrier pipeline. The truck loading system includes a two bay truck loading rack. Refined products received at this terminal are sold locally by Tesoro through our truck loading rack. The Burley terminal also includes five storage tanks, with 65,900 barrels of diesel capacity and 81,000 barrels of gasoline capacity.

Storage Facilities and Pipelines

Salt Lake City, Utah Storage Facility and Pipelines

Our Salt Lake City, Utah crude oil and refined products storage facility consists of 13 tanks with 878,000 barrels of shell tank storage capacity. Tesoro purchased the storage facility and related pipelines from BP in 2001 in connection with the purchase of its Salt Lake City refinery. The storage tanks are connected to Tesoro’s Salt Lake City refinery through our four interconnecting pipelines that run between the two facilities, but are not directly connected to our Salt Lake City terminal. The storage facility supplies crude oil to Tesoro’s Salt Lake City refinery and receives refined and intermediate products, including gasoline, diesel and jet fuel, from the refinery. The storage facility does not have any refined products terminalling capabilities.

We also own three proprietary eight, 10 and 16-inch short-haul crude oil pipelines, each approximately two miles long, that allow the storage facility to receive crude oil from the terminus points of a Chevron interstate crude oil pipeline and a Plains All American interstate crude oil pipeline. Additionally, we own two proprietary six and eight-inch refined products pipelines, each approximately three miles long, that transport gasoline and diesel from Tesoro’s Salt Lake City refinery to the origin point for Chevron’s Northwest Pipeline. Refined products delivered through these pipelines are delivered to our terminals in Vancouver, Boise and Burley.

Growth Opportunities

In our terminals and storage business, we believe our growth will primarily be driven by pursuing opportunities to increase third-party volumes and by identifying and executing organic expansion projects. Because our terminals have historically been operated by Tesoro primarily to support its refining and marketing operations, our terminalling services have not been actively marketed to third parties. Going forward, we believe there will be opportunities to capture incremental third-party volumes. In addition, as part of its strategy to optimize the value of its midstream and downstream assets, we believe Tesoro will likely consider transferring to our terminals volumes that it currently distributes through competing terminals, and will be more aggressive in pursuing exchange agreements with other refiners to drive more volumes through our terminals. We have also identified several organic growth projects that we believe are appropriate for us to undertake or to purchase from Tesoro after construction is completed. For instance, we believe there is significant demand to support the construction of new tankage at our Stockton terminal and new ethanol receiving and blending facilities at our terminals in Salt Lake City, Boise and Burley. Additionally, we believe we are well positioned to expand our business at our existing terminals to handle additional Tesoro volumes on a more cost-effective basis than competing third-party terminals. For example, we are considering opportunities to provide transmix unloading and jet fuel loading services at our Los Angeles terminal, services that are currently being provided to Tesoro by third parties.

Additionally, under the terms of our omnibus agreement, Tesoro has granted us a right of first offer to acquire the following assets to the extent that Tesoro decides to sell any of them in the 10-year period following the closing of this offering:

•	a refined products terminal located at Tesoro’s Golden Eagle refinery consisting of a truck loading rack with three loading bays that receives refined products through interconnecting pipelines from the refinery;

•	a marine terminal located in Martinez, California consisting of a dock, five crude oil storage tanks and related pipelines that receives crude oil through third-party marine vessel deliveries for delivery to Tesoro’s Golden Eagle refinery and a third-party terminal;

•	a wharf facility located in Martinez, California consisting of a dock and related pipelines that receives refined products from Tesoro’s Golden Eagle refinery through interconnecting pipelines for delivery to third-party marine vessels;

•	a common carrier pipeline consisting of approximately 69 miles of 10-inch pipeline used to transport refined products from Tesoro’s Kenai refinery to the Anchorage airport and a receiving station at the Port of Anchorage;

•	a dock and storage facility, located at Tesoro’s Kenai refinery, that includes five crude oil storage tanks, and which receives crude oil from marine vessels and from local production fields via pipeline and truck for delivery to the refinery and delivers refined products from the refinery to third-party marine vessels;

•	a refined products terminal located at Tesoro’s Kenai refinery, consisting of a truck loading rack with two loading bays and six above-ground refined products storage tanks, that is supplied by interconnecting pipelines from the refinery;

•	a crude oil and refined products pipeline system consisting of approximately 17 miles of pipelines used to transport crude oil and refined products to and from Tesoro’s Los Angeles refinery and Tesoro’s Long Beach terminal and to various third-party facilities;

•	a refined products terminal located at Tesoro’s Anacortes refinery, consisting of a truck loading rack with two loading bays, that receives diesel fuel from storage tanks located at the refinery;

•	a marine terminal and storage facility located at Tesoro’s Anacortes refinery, consisting of a crude oil and refined products wharf facility as well as four storage tanks for crude oil and heavy products, that receives crude oil and other feedstocks from marine vessels and third-party pipelines for delivery to the refinery and delivers refined products from the refinery to third-party marine vessels; and

•	a marine terminal leased from the Port of Long Beach, California, consisting of a dock with two vessel berths, that receives crude oil and other feedstocks from marine vessels for delivery to Tesoro’s Los Angeles refinery and delivers light oil products from the Los Angeles refinery to marine vessels and third-party customers.

As of September 30, 2010, the aggregate gross book value of these assets was approximately $240.0 million, as compared to approximately $190.0 million for the assets being contributed to us at the closing of this offering. Please read “Certain Relationships and Related Party Transactions — Agreements Governing the Transactions — Omnibus Agreement — Right of First Offer” on page 140.

Competition

Crude Oil Gathering

As a result of our contractual relationship with Tesoro under our High Plains pipeline transportation services agreement and our connection to the Mandan refinery, we believe that our High Plains system will not face significant competition from other pipelines for Tesoro’s own crude oil supply requirements in the Bakken Shale/Williston Basin area. Please read “— Our Relationship with Tesoro Corporation — Commercial Agreements with Tesoro” beginning on page 143.

However, as we execute our growth strategy, our High Plains system will face competition from a number of major oil companies and smaller entities for the gathering and transportation of crude oil production in the Bakken Shale/Williston Basin. We may also face competition for opportunities to build gathering lines from producers or other pipeline companies. Existing pipelines owned and operated by Enbridge, Plains All American Pipeline, and the True Oil Companies (owner of the Bridger, Belle Fourche, and Little Missouri pipelines) are available for producers who want to ship crude oil produced in the Bakken Shale/Williston Basin area. Additionally, EOG Resources owns a rail unit train loading facility in the area with multiple crude oil loading points. Encana, Transcanada, Plains All American Pipeline, Enbridge and the True Oil Companies also continue to (or have announced their intent to) expand their pipeline systems in the area. For example, Enbridge completed the latest phase of its most recent North Dakota system expansion in early 2010 and is soliciting shipper commitments for its Bakken expansion program, the True Oil Companies are building new pipelines to connect to existing trunk lines, and Plains All American Pipeline has announced plans to construct a new pipeline from Trenton, North Dakota connecting into its existing Canadian Wascana pipeline system. All of these projects will provide transportation options for crude oil producers in the Bakken Shale/Williston Basin area.

Terminalling, Transportation and Storage

We believe that we will face competition from third-party refined products terminals for barrels of refined products in excess of Tesoro’s minimum volume commitments under our commercial agreements with Tesoro. We expect this competition to be primarily with respect to our Los Angeles, Stockton and Vancouver terminals. We will also likely face competition from other terminals and pipelines that may be able to supply Tesoro’s end-user markets with refined products on a more competitive basis, due to terminal location, price, versatility and services provided. Also, to the extent we execute our growth strategy, we may face competition for refined product supply sources. Our competition primarily comes from integrated petroleum companies, refining and marketing companies, independent terminal companies and distribution companies with marketing and trading arms. Additionally, if Tesoro’s wholesale customers reduced their purchases of refined products from Tesoro due to the increased availability of less expensive product from other suppliers or for other reasons, Tesoro may only deliver the minimum volumes through our terminals (or pay the shortfall payment if it does not deliver the minimum volumes), which would cause a decrease in our revenues. Tesoro competes with some of the world’s largest integrated petroleum companies, which have their own crude oil supplies and distribution and marketing systems, as well as with independent refiners. Competition in particular geographic areas is affected primarily by the volumes of refined products produced by refineries located in those areas and by the availability of refined products and the cost of transportation to those areas from refineries located in other areas.

We also face competition from trucks that deliver crude oil and refined products in a number of areas we serve. While their costs may not be competitive for longer hauls or large volume shipments, trucks compete effectively for incremental and marginal volumes in many of the areas we serve.

Tesoro’s Refining Operations

Although we do not own or operate any refining assets, our crude oil gathering assets and our refined products and crude oil terminalling, transportation and storage assets are located within Tesoro’s refining and marketing supply chain. Tesoro Corporation, through its subsidiaries, is principally a petroleum refiner and marketer. Tesoro’s refining and marketing operations include the manufacturing and marketing of a full range of petroleum products, including transportation fuels such as gasoline, gasoline blendstocks, jet fuel and diesel fuel, and other products such as heavy fuel oils, liquefied petroleum gas, petroleum coke and asphalt. Tesoro’s refining operations are conducted principally in the western and midwestern regions of the United States. As of September 30, 2010, Tesoro employed approximately 5,300 full-time employees.

Tesoro owns and operates seven petroleum refineries located in Los Angeles and Martinez, California; Salt Lake City, Utah; Kenai, Alaska; Anacortes, Washington; Mandan, North Dakota; and Kapolei, Hawaii. Our pipelines transport crude oil to two of Tesoro’s seven refineries (Mandan and Salt Lake City), and our terminals and truck loading racks store and distribute refined products received from six of Tesoro’s seven refineries. We do not currently service Tesoro’s Kapolei, Hawaii refinery.

The following table sets forth the crude oil refining capacity in barrels per day of each of Tesoro’s refineries and, for the year ended December 31, 2009, the percentages of crude oil and other feedstocks and refined products that we transported or terminalled for Tesoro:

			Percent of Crude	Percent of
	Refining	Commodities	Oil/Feedstocks	Refined Products
	Capacity	Serviced by	Volumes Handled	Handled by
Tesoro Refinery	(bpd)	Our Assets	by Our Assets	Our Assets

Los Angeles, California	97,000	Refined Products	None	32%
Martinez, California	166,000	Refined Products	None	5%
Salt Lake City, Utah	58,000	Crude Oil/	83%	91%
		Feedstocks and Refined Products
Kenai, Alaska	72,000	Refined Products	None	29%
Mandan, North Dakota	58,000	Crude Oil/	98%	16%
		Feedstocks and Refined Products
Anacortes, Washington	120,000	Refined Products	None	12%

Total (Refineries We Service)	571,000

Kapolei, Hawaii	93,500	None	None	None

Total (All Refineries)	664,500

Los Angeles, California Refinery

Tesoro’s Los Angeles refinery is located on approximately 300 acres in the southern Los Angeles area. This refinery sources crude oil from producing fields in California as well as from foreign locations, and has a current processing capacity of 97,000 bpd. For the year ended December 31, 2009, the refinery processed an average of approximately 100,500 bpd of crude oil and other feedstock. The Los Angeles refinery also processes intermediate feedstocks. The refinery’s major upgrading units include fluid catalytic cracking, delayed coking, hydrocracking, vacuum distillation, hydrotreating, reforming, butane isomerization and alkylation units. The refinery produces a high proportion of transportation fuels, including California Air Resources Board (CARB) gasoline and CARB diesel fuel, as well as conventional gasoline, diesel fuel and jet fuel. The refinery also produces heavy fuel oils, liquefied petroleum gas and petroleum coke.

The Los Angeles refinery leases a marine terminal at the Port of Long Beach that enables Tesoro to receive crude oil and ship refined products. The refinery also receives crude oil from the San Joaquin Valley and the Los Angeles Basin through third-party pipelines and distributes approximately 32% of its refined products through our Los Angeles terminal. The remainder of the refined products produced at the Los Angeles refinery are distributed and sold to customers in Southern California, Arizona, and Nevada utilizing third-party pipelines and terminals, and a small portion of the production is shipped to international markets by vessels loaded at Tesoro’s Long Beach marine dock.

Martinez, California (Golden Eagle) Refinery

Tesoro’s Golden Eagle refinery is located in Martinez, California on approximately 2,200 acres approximately 30 miles east of San Francisco. The Golden Eagle refinery processes crude oil from California, Alaska and foreign locations and has a current processing capacity of 166,000 bpd. The Golden Eagle refinery also processes intermediate feedstocks. For the year ended December 31, 2009, the refinery processed an average of approximately 140,900 bpd of crude oil and other feedstock. The refinery’s major upgrading units include fluid catalytic cracking, delayed coking, hydrocracking, naphtha reforming, vacuum distillation, hydrotreating and alkylation units. The refinery produces a high proportion of transportation fuels, including CARB gasoline and CARB diesel fuel, as well as conventional gasoline and diesel fuel. The refinery also produces heavy fuel oils, liquefied petroleum gas and petroleum coke.

The Golden Eagle refinery has marine terminals with access to the San Francisco Bay that provide Tesoro with water-borne access for shipping and receiving crude oil and refined products. The refinery can also receive crude oil through third-party pipelines and distribute a small percentage of its refined products to our Stockton terminal using third-party pipelines.

Salt Lake City, Utah Refinery

Tesoro’s Salt Lake City refinery is located on approximately 150 acres in Salt Lake City, Utah. This refinery sources its crude oil from producing fields in Utah, Colorado, Wyoming and Canada and has a current processing capacity of 58,000 bpd. For the year ended December 31, 2009, the refinery processed an average of approximately 50,600 bpd of crude oil and other feedstock. The refinery’s major upgrading units include fluid catalytic cracking, naphtha reforming, alkylation and hydrotreating units that produce transportation fuels, including gasoline, diesel fuel and jet fuel, as well as other products, including heavy fuel oils and liquefied petroleum gas. Tesoro distributes approximately 75% of this refinery’s production through our terminal in Salt Lake City and approximately 25% is distributed through our short-haul pipelines and a third-party pipeline system to our terminals in Boise and Burley and third-party terminals in Utah, Idaho and eastern Washington. Approximately 83% of the crude oil used by Tesoro’s Salt Lake City refinery moves through our Salt Lake City short-haul crude oil pipelines and storage facility.

Kenai, Alaska Refinery

Tesoro’s Kenai refinery is located on the Cook Inlet near Kenai, Alaska on approximately 450 acres approximately 70 miles southwest of Anchorage. The Kenai refinery processes crude oil from producing fields in Alaska and, to a lesser extent, foreign locations, and has a current processing capacity of 72,000 bpd. For the year ended December 31, 2009, the refinery processed an average of approximately 50,600 bpd of crude oil and other feedstock. The refinery’s major upgrading units include vacuum distillation, distillate hydrocracking, hydrotreating, naphtha reforming, diesel desulfurizing and light naphtha isomerization units that produce transportation fuels, including gasoline and gasoline blendstocks, jet fuel and diesel fuel, as well as other products, including heating oil, heavy fuel oils, liquefied petroleum gas and asphalt.

This refinery receives crude oil that is delivered by tanker into a marine terminal owned by Tesoro, by a third-party crude oil pipeline, by truck and through Tesoro-owned and operated crude oil pipelines. Tesoro also owns and operates the TAPL common carrier refined products pipeline that runs from the Kenai refinery to our terminal in Anchorage and to the Anchorage International Airport. This 69-mile pipeline has the capacity to transport approximately 48,000 bpd of refined products and allows Tesoro to transport gasoline, diesel fuel and jet fuel. Tesoro delivers approximately 29% of its refined products to our Anchorage terminal.

Mandan, North Dakota Refinery

Tesoro’s Mandan refinery is located on approximately 950 acres on the Missouri River near Mandan, North Dakota. The refinery is supplied primarily with crude oil gathered and transported on our High Plains system from the Bakken Shale/Williston Basin area and adjacent production areas in North Dakota and Montana. The refinery has a current processing capacity of 58,000 bpd. For the year ended December 31, 2009, the refinery processed an average of approximately 54,000 bpd of crude oil and other feedstock. The refinery’s major upgrading units include fluid catalytic cracking, naphtha reforming, hydrotreating and alkylation units that produce transportation fuels, including gasoline, diesel fuel and jet fuel, as well as other products, including heavy fuel oils and liquefied petroleum gas. Generally, turnarounds at the Mandan refinery occur every six years and last for approximately one month. The last turnaround was completed in May 2010.

Tesoro distributes a significant portion of the Mandan refinery’s production through a third-party refined products pipeline system that serves various areas from Jamestown, North Dakota to Minneapolis, Minnesota. Most of the gasoline and distillate products from the Mandan refinery can be shipped through that pipeline system to third-party terminals. Tesoro distributes approximately 16% of the refined products that it produces at Mandan through our terminal located inside the refinery gates.

Anacortes, Washington Refinery

Tesoro’s Anacortes refinery is located on the Puget Sound in Anacortes, Washington on approximately 900 acres approximately 60 miles north of Seattle. This refinery sources crude oil from producing fields in Alaska as well as from Canada and other foreign locations, and has a current processing capacity of 120,000 bpd. The Anacortes refinery also processes intermediate feedstocks, primarily heavy vacuum gas oil, produced by some of Tesoro’s other refineries and purchased in the spot-market from third parties. For the year ended December 31, 2009, the refinery processed an average of approximately 84,200 bpd of crude oil and other feedstock. However, average results for the nine months ended September 30, 2010 were lower due to the suspension of operations at the refinery following a fire in April 2010. The refinery’s major upgrading units include fluid catalytic cracking, butane isomerization, alkylation, hydrotreating, vacuum distillation, deasphalting and naphtha reforming units, which enable Tesoro to produce a high proportion of transportation fuels, such as gasoline including CARB gasoline and components for CARB gasoline, diesel fuel and jet fuel. The refinery also produces heavy fuel oils, liquefied petroleum gas and asphalt.

The Anacortes refinery receives Canadian crude oil through a third-party pipeline originating in Edmonton, Alberta, Canada. The refinery also receives other crude oils through a marine terminal located at the refinery. The refinery ships transportation fuels, including gasoline, jet fuel and diesel fuel, through a third-party pipeline system that serves western Washington and Portland, Oregon. The refinery also delivers refined products through its marine terminal to ships and barges and distributes approximately 12% of its refined products through our Vancouver terminal.

Safety and Maintenance

We perform preventive and normal maintenance on all of our pipeline systems, storage tanks and terminals and make repairs and replacements when necessary or appropriate. We also conduct routine and required inspections of those assets as required by regulation.

On our pipelines, we use external coatings and impressed current cathodic protection systems to protect against external corrosion. We conduct all cathodic protection work in accordance with National Association of Corrosion Engineers standards. We continually monitor, test, and record the effectiveness of these corrosion inhibiting systems. We also monitor the structural integrity of selected segments of our pipelines through a program of periodic internal assessments using high resolution internal inspection tools, as well as hydrostatic testing, that conforms to federal standards. We accompany these assessments with a review of the data and mitigate or repair anomalies, as required, to ensure the integrity of the pipeline. We have initiated a risk-based approach to prioritizing the pipeline segments for future integrity assessments to ensure that the highest risk segments receive the highest priority for scheduling internal inspections or pressure tests for integrity.

At our terminals, the tanks designed for product storage are equipped with internal or external floating roofs that minimize regulated emissions and prevent potentially flammable vapor accumulation. Our terminal facilities have response plans, spill prevention and control plans, and other programs to respond to emergencies. Our truck loading racks are protected with fire systems, actuated either by sensors or an emergency switch. We continually strive to maintain compliance with applicable air, solid waste, and wastewater regulations.

Insurance

Pipelines, terminals, storage tanks, and similar facilities may experience damage as a result of an accident or natural disaster. These hazards can cause personal injury and loss of life, severe damage to and destruction of property and equipment, pollution or environmental damage and suspension of operations. We will maintain our own property and business interruption insurance policies separately from Tesoro and at varying levels of coverage that we believe are reasonable and prudent under the circumstances to cover our operations and assets. However, such insurance does not cover every potential risk associated with our operating pipelines, terminals and other facilities, and we cannot ensure that such insurance will be adequate to protect us from all material expenses related to potential future claims for personal and property damage, or that these levels of insurance will be available in the future at commercially reasonable prices. We will also be insured under Tesoro’s liability policies and subject to Tesoro’s deductibles and limits under those policies. As we continue to grow, we will continue to monitor our policy limits and retentions as they relate to the overall cost and scope of our insurance program.

Pipeline and Terminal Control Operations

Our High Plains system control and monitoring functions are provided under a ten-year pipeline control center services agreement with a third-party operator that expires in December 2012 and continues year to year thereafter unless terminated upon six months prior written notice. Under the terms of the agreement, the operator controls, monitors, records and reports on the operation of the High Plains system, including the oil flow, valves, pumping units and switches along the pipeline system. The operator also provides flow monitoring, leak detection, data reporting, customer support, SCADA systems support, satellite communication, as well as general technical support of operations, maintenance and emergency response procedure manuals in compliance with Tesoro’s stated regulatory standards.

We control the storage tanks at our Salt Lake City storage facility through Tesoro’s Salt Lake City refinery control center. We also control our Salt Lake City crude oil and refined product short-haul pipelines through this control center.

Our refined products terminals are automated and generally unmanned. Our customers’ truck drivers are provided with security badges to access and use the truck loading racks.

Rate and Other Regulation

General Interstate Regulation

Our High Plains pipeline system in Montana and North Dakota is a common carrier subject to regulation by various federal, state and local agencies. FERC regulates interstate transportation on our High Plains system under the ICA, EPAct 1992 and the rules and regulations promulgated under those laws. The ICA and its implementing regulations require that tariff rates for interstate service on oil pipelines, including interstate pipelines that transport crude oil and refined products (collectively referred to as “petroleum pipelines”), be just and reasonable and non-discriminatory and that such rates and terms and conditions of service be filed with FERC. Under the ICA, shippers may challenge new or existing rates or services. FERC is authorized to suspend the effectiveness of a challenged rate for up to seven months, though rates are typically not suspended for the maximum allowable period. A successful rate challenge could result in a petroleum pipeline paying refunds for the period that the rate was in effect and/or reparations for up to two years prior to the filing of a complaint. As discussed below, FERC allows for an annual rate change under its indexing methodology, which is the methodology applicable to FERC-regulated interstate transportation on our High Plains system.

Index-Based Rates and other Subsequent Developments

EPAct 1992 deemed certain interstate petroleum pipeline rates then in effect to be just and reasonable under the ICA. These rates are commonly referred to as “grandfathered rates.” Our rates for interstate transportation service on the High Plains pipeline system were deemed just and reasonable under EPAct 1992 and therefore are grandfathered. FERC may change grandfathered rates upon complaint only after it is shown that:

•	a substantial change has occurred since enactment in either the economic circumstances or the nature of the services that were a basis for the rate;

•	the complainant was contractually barred from challenging the rate prior to enactment of EPAct 1992 and filed the complaint within 30 days of the expiration of the contractual bar; or

•	a provision of the tariff is unduly discriminatory or preferential.

EPAct 1992 further required FERC to establish a simplified and generally applicable ratemaking methodology for interstate petroleum pipelines. As a result, FERC adopted an indexing rate methodology which, as currently in effect, allows petroleum pipelines to change their rates within prescribed ceiling levels that are tied to changes in the Producer Price Index for Finished Goods, plus 1.3 percent. Rate increases made under the index are subject to protest, but the scope of the protest proceeding is limited to an inquiry into whether the portion of the rate increase resulting from application of the index is substantially in excess of the pipeline’s increase in costs. The indexing methodology is applicable to any existing rate, including a grandfathered rate.

Indexing includes the requirement that, in any year in which the index is negative, pipelines must file to lower their rates if those rates would otherwise be above the rate ceiling. However, the pipeline is not required to reduce its rates below the level deemed just and reasonable under EPAct 1992. While a petroleum pipeline, as a general rule, must use the indexing methodology to change its rates, FERC also retained or established cost-of-service ratemaking, market-based rates, and settlement rates as alternatives to the indexing approach. A pipeline can follow a cost-of-service approach when seeking to increase its rates above the rate ceiling (or when seeking to avoid lowering rates to the reduced rate ceiling), provided that the pipeline can establish that there is a substantial divergence between the actual costs experienced by the pipeline and the rate resulting from application of the index. A pipeline can charge market-based rates if it establishes that it lacks significant market power in the affected markets. In addition, a pipeline can establish rates under settlement if agreed upon by all current non-affiliated shippers.

FERC’s indexing methodology is subject to review every five years; the current methodology will remain in place through June 30, 2011. On December 16, 2010, FERC issued an order continuing the use of the current method of indexing rates for the five-year period beginning July 1, 2011; however, FERC’s order increases the adjustment to the PPI to plus 2.65% (rather than PPI plus 1.3% currently in effect). FERC’s order is subject to rehearing during a period of thirty days or may be appealed without seeking rehearing to the U.S. Court of Appeals for a period of sixty days after issuance of the order.

FERC issued a policy statement in May 2005 stating that it would permit interstate oil pipelines, among others, to include an income tax allowance in cost-of-service rates to reflect actual or potential tax liability attributable to a regulated entity’s operating income, regardless of the form of ownership. Under FERC’s policy, a tax pass-through entity seeking such an income tax allowance must establish that its partners or members have an actual or potential income tax liability on the regulated entity’s income. Whether a pipeline’s owners have such actual or potential income tax liability is subject to review by FERC on a case-by-case basis. Although this policy is generally favorable for pipelines that are organized as pass-through entities, it still entails rate risk due to the case-by-case review requirement. We do not currently establish our rates based on the cost of service.

Crude Oil and Refined Product Short-Haul Pipelines in Salt Lake City, Utah

We own five short-haul pipelines in Salt Lake City, Utah that provide transportation to Tesoro. Three of these pipelines transport crude oil with interstate origins from pipelines operated by Chevron and Plains All-American to our storage facility. Each of these crude oil pipelines is approximately two miles long. Two of the pipelines transport refined products from Tesoro’s Salt Lake City refinery to a Chevron products terminal from which the refined products are delivered into interstate pipelines. Each of these refined product pipelines is approximately three miles long.

We believe that transportation service for Tesoro on these pipelines will not be subject to FERC regulation, either because FERC will not assert jurisdiction over pipelines that deliver crude oil or refined products for a single user between a terminal and a refinery or storage facility within a single state, or because FERC will exempt the pipelines from regulation because only one affiliated shipper takes service on them. We will file for a FERC ruling disclaiming or exempting from FERC jurisdiction transportation service on these pipelines. If FERC, however, were to deny our request and assert jurisdiction over transportation service on these pipelines, we would be required to file tariffs with FERC for each pipeline that would establish the rates, terms and conditions for service on each pipeline. If this were to occur, our short-haul pipeline transportation services agreement with Tesoro requires that we and Tesoro negotiate appropriate changes to the terms of the agreement to restore to each party the economic benefits expected prior to FERC’s assertion of jurisdiction. While we and Tesoro are required to negotiate in good faith, it is possible that the negotiations will not yield the intended result and that the assertion of FERC jurisdiction could adversely affect our business, results of operations and financial condition.

Intrastate Regulation

The intrastate operations of our High Plains pipeline system in North Dakota are subject to regulation by NDPSC. Applicable state law requires that pipelines operate as common carriers, that access to transportation services and pipeline rates be non-discriminatory, that if more crude oil is offered for transportation than can be transported immediately, the crude oil must be apportioned equitably, and that pipeline rates be just and reasonable.

Our Pipelines

Although we operate the High Plains pipeline system as a common carrier pursuant to tariffs filed with both the FERC and the NDPSC, the High Plains pipeline system is currently used to ship crude oil only to Tesoro’s Mandan refinery, and Tesoro has been the shipper of substantially all of the volumes transported on the High Plains pipeline system. We expect to continue to receive revenues from Tesoro for shipments under these tariffs. For shipments to Mandan from North Dakota intrastate origin points that are within the 49,000 bpd average minimum throughput commitment under our pipeline transportation services agreement with Tesoro, we will receive the NDPSC committed tariff rate, which is $0.10 per barrel higher than the NDPSC uncommitted tariff rate for each North Dakota origin point. We also expect to receive additional revenues from Tesoro for North Dakota intrastate shipments above the minimum throughput commitment, which will be paid at the lower NDPSC uncommitted tariff rate. We will also expect to receive revenue for interstate shipments of crude oil from Montana and other interstate pipeline origin points, to which FERC tariff rates will apply. Although Tesoro is not obligated to ship these excess intrastate and interstate volumes, Tesoro has historically shipped volumes of crude oil above the minimum throughput commitment under such tariffs, and we expect those excess shipments to continue.

FERC and state regulatory agencies generally have not investigated rates on their own initiative when those rates, like ours, have not been the subject of a protest or a complaint by a shipper. Tesoro has agreed not to contest our tariff rates for the term of our commercial agreements with Tesoro. However, FERC or NDPSC could investigate our rates on its own initiative or at the urging of a third-party if the third-party is either a current shipper or is able to show that it has a substantial economic interest in our tariff rate level. If an interstate rate for service on the High Plains pipeline system were investigated, we would defend that rate as grandfathered under EPAct 1992. As EPAct 1992 applies to our rates, a person challenging a grandfathered rate must, as a threshold matter, establish a substantial change since the date of enactment of EPAct 1992, in either the economic circumstances or the nature of the service that formed the basis for the rate.

If our rate levels were investigated, the inquiry could result in a comparison of our rates to those charged by others or to an investigation of our costs, including:

•	the overall cost of service, including operating costs and overhead;

•	the allocation of overhead and other administrative and general expenses to the regulated entity;

•	the appropriate capital structure to be utilized in calculating rates;

•	the appropriate rate of return on equity and interest rates on debt;

•	the rate base, including the proper starting rate base;

•	the throughput underlying the rate; and

•	the proper allowance for federal and state income taxes.

Because our pipelines are common carrier pipelines, we may be required to accept new shippers who wish to transport on our pipelines. It is possible that any new shippers, current shippers, or other interested parties, may decide to challenge our tariffs and any related proration rules. If any challenge were successful, Tesoro’s minimum volume commitment under our High Plains pipeline transportation services agreement could be invalidated, and all of the volumes shipped on our High Plains pipeline system would be at the lower uncommitted tariff rate. Successful challenges would reduce our revenues and our ability to make distributions to our unitholders.

Pipeline Safety

Our pipelines, gathering systems and terminal operations are subject to increasingly strict safety laws and regulations. The transportation and storage of refined products and crude oil involve a risk that hazardous liquids may be released into the environment, potentially causing harm to the public or the environment. In turn, such incidents may result in substantial expenditures for response actions, significant government penalties, liability to government agencies for natural resources damages, and significant business interruption. The U.S. Department of Transportation (DOT) has adopted safety regulations with respect to the design, construction, operation, maintenance, inspection and management of our pipeline and storage facilities. These regulations contain requirements for the development and implementation of pipeline integrity management programs, which include the inspection and testing of pipelines and the correction of anomalies. These regulations also require that pipeline operation and maintenance personnel meet certain qualifications and that pipeline operators develop comprehensive spill response plans.

We inspect our pipelines internally using currently-available technology to determine their condition and to determine whether they are in need of additional maintenance or replacement. Our inspections utilize internal and external inspection tools supplied by third-party vendors that provide information on the physical condition of our pipelines; these tools are operated, and the resulting data is evaluated, by trained third-party and Tesoro personnel. We also inspect our DOT-regulated pipelines in accordance with DOT requirements (including inspection frequency), and inspect our non-DOT-regulated pipelines in accordance with a risk-based approach to ensure that the highest risk pipeline segments receive the highest priority for inspection.

Legislation recently passed by the U.S. House of Representatives increases penalties for pipeline safety violations, reduces reporting periods and provides for review and possibly revocation of exemptions for gathering systems from regulation by the DOT’s Pipeline and Hazardous Materials Safety Administration, among other matters. In addition, members of Congress have introduced other legislation on pipeline safety, and the DOT has announced a review of its safety rules and its intention to strengthen those rules. While we believe that all of our facilities have been constructed and are operated and maintained in compliance with applicable federal, state, and local laws and regulations, we cannot predict the outcome of these or other legislative and regulatory initiatives; however, legislative and regulatory changes could have a material effect on our operations and subject us to more comprehensive and more stringent safety regulation and the imposition of greater penalties for violations of safety rules.

Refined Product Quality Standards

Refined products that we store and transport are sold by our customers for consumption by the public. Various federal, state and local agencies have the authority to prescribe product quality specifications for refined products. Changes in product quality specifications or blending requirements could reduce our throughput volumes, require us to incur additional handling costs or require capital expenditures. For example, different product specifications for different markets affect the fungibility of the products in our system and could require the construction of additional storage. If we are unable to recover these costs through increased revenues, our cash flows and ability to pay cash distributions could be adversely affected. In addition, changes in the product quality of the products we receive on our refined products pipeline systems or at our terminals could reduce or eliminate our ability to blend products.

Environmental Regulation

General

Our operation of pipelines, terminals, and associated facilities in connection with the storage and transportation of crude oil and refined products is subject to extensive and frequently-changing federal, state and local laws, regulations and ordinances relating to the protection of the environment. Among other things, these laws and regulations govern the emission or discharge of pollutants into or onto the land, air and water, the handling and disposal of solid and hazardous wastes and the remediation of contamination. As with the industry generally, compliance with existing and anticipated environmental laws and regulations increases our overall cost of business, including our capital costs to construct, maintain, operate and upgrade equipment and facilities. While these laws and regulations affect our maintenance capital expenditures and net income, we believe they do not affect our competitive position, as the operations of our competitors are similarly affected. We believe our facilities are in compliance with applicable environmental laws and regulations. However, these laws and regulations are subject to frequent change by regulatory authorities and continued and future compliance with such laws and regulations, or changes in the interpretation of such laws and regulations, may require us to incur significant expenditures. Additionally, the violation of environmental laws, regulations, and permits can result in the imposition of significant administrative, civil and criminal penalties, injunctions limiting our operations, investigatory or remedial liabilities or construction bans or delays in the construction of additional facilities or equipment. Additionally, a discharge of hydrocarbons or hazardous substances into the environment could, to the extent the event is not insured, subject us to substantial expenses, including costs to comply with applicable laws and regulations and to resolve claims made by third parties for personal injury or property damage. These impacts could directly and indirectly affect our business and have an adverse impact on our financial position, results of operations, and liquidity. We cannot currently determine the amounts of such future impacts.

Under the omnibus agreement, Tesoro, through certain of its subsidiaries, will indemnify us for all known and unknown environmental and toxic tort liabilities associated with the ownership or operation of our assets and arising at or before the closing of this offering. Indemnification for any unknown environmental and toxic tort liabilities will be limited to liabilities arising on or before the closing of this offering and identified prior to the earlier of the fifth anniversary of the closing of this offering and the date that Tesoro no longer controls our general partner (provided that, in any event, such date shall not be earlier than the second anniversary of the closing of this offering), and will be subject to a $250,000 aggregate annual deductible before we are entitled to indemnification in any calendar year. Neither we nor our general partner will have any contractual obligation to investigate or identify any such unknown environmental liabilities after the closing of this offering. We have agreed to indemnify Tesoro for events and conditions associated with the ownership or operation of our assets that occur after the closing of this offering and for environmental and toxic tort liabilities related to our assets to the extent Tesoro is not required to indemnify us for such liabilities.

Air Emissions and Climate Change

Our operations are subject to the Clean Air Act and comparable state and local statutes. Under these laws, permits may be required before construction can commence on a new source of potentially significant air emissions, and operating permits may be required for sources that are already constructed. Although our facilities are currently minor sources of volatile organic compound and nitrogen oxide emissions, we may become subject to more stringent regulations requiring the installation of additional emission control technologies. Any such future obligations may require us to incur significant additional capital or operating costs.

In addition, Title V of the Clean Air Act (Title V) requires an operating permit for major sources of air pollution. Of our facilities, only the Los Angeles terminal and the Mandan terminal are subject to Title V, and in the case of the Mandan terminal, the permit provisions are incorporated in the Title V permit for Tesoro’s Mandan refinery. None of our facilities are presently subject to the federal greenhouse gas reporting rule or the greenhouse gas “tailoring” rule, which subjects certain facilities to the additional permitting obligations under the New Source Review/Prevention of Significant Deterioration (NSR/PSD) and Title V programs of the Clean Air Act based on a facilities’ greenhouse gas emissions. As such, we do not expect any substantial impacts from the tailoring rule on our facilities. Future expenditures may be required to comply with the Clean Air Act and other federal, state and local requirements for our various sites, including our tank farm, pipelines, and terminals. The impact of these legislative and regulatory developments, if enacted or adopted, could result in increased compliance costs, additional operating restrictions on our business and an increase in the cost of or reduced demand for products we manufacture, all of which could have an adverse impact on our financial position, results of operations, and liquidity.

These air emissions requirements also affect the Tesoro refineries from which we will receive substantially all of our revenues. Tesoro has been required in the past, and will be required in the future, to incur significant capital expenditures to comply with new legislative and regulatory requirements relating to its operations. For example, regulations issued by California’s South Coast Air Quality Management District require the emission of nitrogen oxides to be reduced through 2011 at Tesoro’s Los Angeles refinery, and Tesoro currently plans to meet this requirement by implementing operational changes and a portfolio of small capital projects. To the extent these capital expenditures have a material effect on Tesoro, they could have a material effect on our business and results of operations.

Since the late 1990s, the EPA has undertaken significant regulatory initiatives under authority of the Clean Air Act’s NSR/PSD program in an effort to further reduce annual emissions of volatile organic compounds, nitrogen oxides, sulfur dioxide, and particulate matter. These regulatory initiatives have been targeted at industries with large manufacturing facilities that are significant sources of emissions, such as refining, paper and pulp, and electric power generating industries. The basic premise of these initiatives is the EPA’s assertion that many of these industrial establishments have modified or expanded their operations over time without complying with NSR/PSD regulations adopted by the EPA that require permits and new emission controls in connection with any significant facility modifications or expansions that can result in emissions increases above certain thresholds.

As part of this ongoing NSR/PSD regulatory initiative, the EPA has entered into consent agreements with several refiners, including Tesoro, that require the refiners to make significant capital expenditures to install emissions control equipment at selected facilities. To the extent such regulatory matters or related permitting requirements have a material effect on Tesoro, they could have a material effect on our business and results of operations.

In December 2007, the U.S. Congress passed the Energy Independence and Security Act that created a second Renewable Fuels Standard (RFS2). This standard requires the total volume of renewable transportation fuels (including ethanol and advanced biofuels) sold or introduced annually in the U.S. to reach 12.95 billion gallons in 2010 and rise to 36 billion gallons by 2022. The requirements could reduce future demand for petroleum products and thereby have an indirect effect on certain aspects of our business, although it could increase demand for our ethanol blending services at our truck loading racks.

Currently, various legislative and regulatory measures to address greenhouse gas emissions (including carbon dioxide, methane and other gases) are in various phases of discussion or implementation. These include requirements effective in January 2010 to report emissions of greenhouse gases to the EPA beginning in 2011 and proposed federal legislation and regulation as well as state actions to develop statewide or regional programs (including AB 32 in California (described below)), each of which require or could require reductions in our greenhouse gas emissions or those of Tesoro. Requiring reductions in greenhouse gas emissions could result in increased costs to (i) operate and maintain our facilities, (ii) install new emission controls at our facilities and (iii) administer and manage any greenhouse gas emissions programs, including acquiring emission credits or allotments. These requirements may also significantly affect Tesoro’s refinery operations and may have an indirect effect on our business, financial condition and results of operations.

In California, Assembly Bill 32 (AB 32), places a statewide cap on greenhouse gas emissions and requires that the state return to 1990 emission levels by 2020. AB 32 focuses on using market mechanisms, such as a cap-and-trade program and a Low Carbon Fuel Standard (LCFS) to achieve emission reduction targets. The LCFS became effective in January 2010 and requires a 10% reduction in the carbon intensity of gasoline and diesel fuel by 2020. Final regulations for all other aspects of AB 32, including cap and trade requirements, are being developed by CARB, will take effect in 2012, and will be fully implemented by 2020. The implementation and implications of AB 32 will take many years to realize, but we do not expect a material direct impact from AB 32 on our business or results of operations. To the extent such California requirements have a material effect on Tesoro, however, they could have an indirect effect on our business and results of operations.

In addition, the EPA has proposed and may adopt further regulations under the Clean Air Act addressing greenhouse gases, to which some of our facilities may become subject, particularly if the United States Congress does not adopt related legislation. At present, Congress is considering legislation seeking to establish a national cap-and-trade program beginning in 2012 to address greenhouse gas emissions and climate change, although the ultimate adoption and form of any federal legislation cannot presently be predicted. The impact of future regulatory and legislative developments, if adopted or enacted, including any cap-and-trade program, is likely to result in increased compliance costs, additional operating restrictions on our business, and an increase in the cost of refined products generally. Such costs may impact our business directly or indirectly by impacting Tesoro’s facilities or operations.

Hazardous Substances and Waste

To a large extent, the environmental laws and regulations affecting our operations relate to the release of hazardous substances or solid wastes into soils, groundwater, and surface water, and include measures to control pollution of the environment. These laws generally regulate the generation, storage, treatment, transportation, and disposal of solid and hazardous waste. They also require corrective action, including investigation and remediation, at a facility where such waste may have been released or disposed. For instance, the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA), which is also known as Superfund, and comparable state laws, impose liability, without regard to fault or to the legality of the original conduct, on certain classes of persons that contributed to the release of a “hazardous substance” into the environment. These persons include the owner or operator of the site where the release occurred and companies that disposed of, or arranged for the disposal of, the hazardous substances found at the site. Under CERCLA, these persons may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources, and for the costs of certain health studies. CERCLA also authorizes the EPA and, in some instances, third parties to act in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur. It is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances or other pollutants released into the environment. In the course of our ordinary operations, we generate waste that falls within CERCLA’s definition of a “hazardous substance” and, as a result, may be jointly and severally liable under CERCLA for all or part of the costs required to clean up sites. Costs for these remedial actions, if any, as well as any related claims are all covered by an indemnity from Tesoro to the extent occurring or existing before the closing of this offering.

We also generate solid wastes, including hazardous wastes, that are subject to the requirements of the federal Resource Conservation and Recovery Act (RCRA), and comparable state statutes. From time to time, the EPA considers the adoption of stricter disposal standards for non-hazardous wastes, including crude oil and refined products wastes. We are not currently required to comply with a substantial portion of the RCRA requirements because our operations generate minimal quantities of hazardous wastes. However, it is possible that additional wastes, which could include wastes currently generated during operations, will in the future be designated as “hazardous wastes.” Hazardous wastes are subject to more rigorous and costly disposal requirements than are non-hazardous wastes. Any changes in the regulations could increase our maintenance capital expenditures and operating expenses.

We currently own and lease, and Tesoro has in the past owned and leased, properties where hydrocarbons are being or have been handled for many years. Although we have utilized operating and disposal practices that were standard in the industry at the time, hydrocarbons or other waste may have been disposed of or released on or under the properties owned or leased by us or on or under other locations where these wastes have been taken for disposal. In addition, many of these properties have been operated by third parties whose treatment and disposal or release of hydrocarbons or other wastes was not under our control. These properties and wastes disposed thereon may be subject to CERCLA, RCRA, and analogous state laws. Under these laws, we could be required to remove or remediate previously disposed wastes (including wastes disposed of or released by prior owners or operators), to clean up contaminated property (including contaminated groundwater), or to perform remedial operations to prevent future contamination to the extent we are not indemnified for such matters.

Water

Our operations can result in the discharge of pollutants, including crude oil and refined products. Our Anchorage and Vancouver facilities and certain tanks included in our High Plains pipeline system operate near environmentally sensitive waters, where tanker, pipeline and other petroleum product transportation operations are regulated by federal, state and local agencies and monitored by environmental interest groups. The transportation and storage of crude oil and refined products over and adjacent to water involves risk and subjects us to the provisions of the Oil Pollution Act and related state requirements. These requirements subject owners of covered facilities to strict, joint, and potentially unlimited liability for removal costs and other consequences of an oil spill where the spill is into navigable waters, along shorelines or in the exclusive economic zone of the United States. In the event of an oil spill into navigable waters, substantial liabilities could be imposed upon us. States in which we operate have also enacted similar and more stringent laws. Regulations under the Water Pollution Control Act of 1972 (Clean Water Act), the Oil Pollution Act and state laws also impose additional regulatory burdens on our operations. Spill prevention control and countermeasure requirements of federal laws and some state laws require containment to mitigate or prevent contamination of navigable waters in the event of an oil overflow, rupture, or leak. For example, the Clean Water Act requires us to maintain spill prevention control and countermeasure plans at many of our facilities. In addition, the Oil Pollution Act requires that most oil transport and storage companies maintain and update various oil spill prevention and oil spill contingency plans. We maintain such plans, and where required have submitted plans and received federal and state approvals necessary to comply with the Oil Pollution Act, the Clean Water Act and related regulations. Our crude oil and refined product spill prevention plans and procedures are frequently reviewed and modified to prevent crude oil and refined product releases and to minimize potential impacts should a release occur. At our facilities adjacent to water, Federally Certified Oil Spill Response Organizations (“OSROs”) are available to respond to a spill on water from above ground storage tanks or pipelines, and we have filed and maintain dock operations manuals as required by the United States Coast Guard at our Anchorage and Vancouver facilities. We have contracted with respective OSROs for spills to inland waters from our Vancouver facility and our facilities in the midwestern region. We contract with Clean Rivers Cooperative, Inc. for our Vancouver terminal and with Bay West, Inc. in the midwestern region. At our Anchorage and Vancouver terminals, Tesoro will provide open water spill response capability for spills from our facilities via Tesoro’s contracts with Cook Inlet Spill Prevention and Response, Incorporated and Marine Spill Response Corporation, respectively. The OSROs are capable of responding to a spill on water equal to the greatest volume of the largest above ground storage tank at our facilities. Those volumes range from 5,000 barrels to 100,000 barrels. At each of our facilities, we maintain spill-response capability to mitigate the impact of a spill from our facilities until either an OSRO or other contracted service providers can deploy, and Tesoro has entered into contracts with various parties to provide spill response services augmenting that capability, if required. In addition, we contract with various spill-response specialists to ensure appropriate expertise is available for any contingency. We believe these contracts provide the additional services necessary to meet or exceed all regulatory spill-response requirements and support our commitment to environmental stewardship.

The Clean Water Act also imposes restrictions and strict controls regarding the discharge of pollutants into navigable waters. Our Anchorage, Boise and Burley facilities contract with third parties for wastewater disposal. Our remaining facilities may have portions of their wastewater reclaimed by Tesoro’s nearby refineries. Only our Los Angeles terminal has a separate Clean Water Act permit for the discharge of stormwater runoff. In the event regulatory requirements change, or interpretations of current requirements change, and our facilities are required to undertake different wastewater management arrangements, we could incur substantial additional costs. The Water Pollution Control Act imposes substantial potential liability for the violation of permits or permitting requirements and for the costs of removal, remediation, and damages resulting from such discharges. In addition, some states, including California, maintain groundwater protection programs that require permits for discharges or operations that may impact groundwater conditions. We believe that compliance with existing permits and compliance with foreseeable new permit requirements will not have a material adverse effect on our financial condition or results of operations.

Employee Safety

We are subject to the requirements of the Occupational Safety and Health Act (OSHA) and comparable state statutes that regulate the protection of the health and safety of workers. In addition, the OSHA hazard communication standard requires that information be maintained about hazardous materials used or produced in operations and that this information be provided to employees, state, and local government authorities and citizens. We believe that our operations are in compliance with OSHA requirements, including general industry standards, record keeping requirements, and monitoring of occupational exposure to regulated substances.

Endangered Species Act

The Endangered Species Act restricts activities that may affect endangered species or their habitats. While some of our facilities are in areas that may be designated as habitat for endangered species, we believe that we are in compliance with the Endangered Species Act. However, the discovery of previously unidentified endangered species could cause us to incur additional costs or become subject to operating restrictions or bans in the affected area.

Hazardous Materials Transportation Requirements

The DOT regulations affecting pipeline safety require pipeline operators to implement measures designed to reduce the environmental impact of crude oil and refined product discharge from onshore crude oil and refined products pipelines. These regulations require operators to maintain comprehensive spill response plans, including extensive spill response training for pipeline personnel. In addition, the DOT regulations contain detailed specifications for pipeline operation and maintenance. We believe our operations are in compliance with these regulations. The DOT also has a pipeline integrity management rule, with which we are in substantial compliance.

Environmental Liabilities

Contamination resulting from spills of crude oil and refined products is not unusual within the petroleum refining, terminalling or pipeline industries. Historic spills along our pipelines, gathering systems and terminals as a result of past operations have resulted in contamination of the environment, including soils and groundwater. Site conditions, including soils and groundwater, are being evaluated at a few of our properties where operations may have resulted in releases of hydrocarbons and other wastes. A number of our properties have known hydrocarbon or other hazardous material contamination, particularly our Anchorage, Stockton and Los Angeles terminals.

Under the omnibus agreement, Tesoro Corporation, through certain of its subsidiaries, will indemnify us for all known and unknown environmental and toxic tort liabilities associated with the ownership or operation of our assets and arising at or before the closing of this offering. Indemnification for any unknown environmental and toxic tort liabilities will be limited to liabilities occurring on or before the closing of this offering and identified prior to the earlier of the fifth anniversary of the closing of this offering and the date that Tesoro no longer controls our general partner (provided that, in any event, such date shall not be earlier than the second anniversary of the closing of this offering) and will be subject to a $250,000 aggregate annual deductible before we are entitled to indemnification in any calendar year. Tesoro has been indemnified by a third party for pre-existing contamination at our Los Angeles terminal. We will not be indemnified for any future spills or releases of hydrocarbons or hazardous materials at our facilities, or, in addition to any other environmental and toxic tort liabilities, otherwise resulting from our operations. In addition, we have agreed to indemnify Tesoro for events and conditions associated with the ownership or operation of our assets that occur after the closing of this offering and for environmental and toxic tort liabilities related to our assets to the extent Tesoro is not required to indemnify us for such liabilities. As a result, we may incur such expenses in the future, which may be substantial. Tesoro is currently, and expects to continue, incurring expenses for environmental cleanup at a number of our terminal properties. As of December 31, 2009 and September 30, 2010, we have accrued $1.3 million and $1.9 million, respectively, for these expenses and we believe these accruals are adequate.

Title to Properties and Permits

Substantially all of our pipelines are constructed on rights-of-way granted by the apparent record owners of the property and in some instances these rights-of-way are revocable at the election of the grantor. In many instances, lands over which rights-of-way have been obtained are subject to prior liens that have not been subordinated to the right-of-way grants. We have obtained permits from public authorities to cross over or under, or to lay facilities in or along, watercourses, county roads, municipal streets, and state highways and, in some instances, these permits are revocable at the election of the grantor. We have also obtained permits from railroad companies to cross over or under lands or rights-of-way, many of which are also revocable at the grantor’s election. In some states and under some circumstances, we have the right of eminent domain to acquire rights-of-way and lands necessary for our common carrier pipelines.

Some of the leases, easements, rights-of-way, permits, and licenses that will be transferred to us will require the consent of the grantor to transfer these rights, which in some instances is a governmental entity. Our general partner believes that it has obtained or will obtain sufficient third-party consents, permits, and authorizations for the transfer of the assets necessary for us to operate our business in all material respects as described in this prospectus. With respect to any consents, permits, or authorizations that have not been obtained, our general partner believes that these consents, permits, or authorizations will be obtained after the closing of this offering, or that the failure to obtain these consents, permits, or authorizations will not have a material adverse effect on the operation of our business.

Our general partner believes that we will have satisfactory title to all of the assets that will be contributed to us at the closing of this offering. We are entitled to indemnification from Tesoro under the omnibus agreement for certain title defects and for failures to obtain certain consents and permits necessary to conduct our business, in each case, that are identified prior to the earlier of the fifth anniversary of the closing of this offering and the date that Tesoro no longer controls our general partner (provided that, in any event, such date shall not be earlier than the second anniversary of the closing of this offering). This indemnification is subject to a $250,000 aggregate annual deductible before we are entitled to indemnification in any calendar year. Record title to some of our assets may continue to be held by affiliates of Tesoro until we have made the appropriate filings in the jurisdictions in which such assets are located and obtained any consents and approvals that are not obtained prior to transfer. We will make these filings and obtain these consents upon completion of this offering. Although title to these properties is subject to encumbrances in some cases, such as customary interests generally retained in connection with acquisition of real property, liens that can be imposed in some jurisdictions for government-initiated action to clean up environmental contamination, liens for current taxes and other burdens, and easements, restrictions, and other encumbrances to which the underlying properties were subject at the time of acquisition by our predecessor or us, our general partner believes that none of these burdens should materially detract from the value of these properties or from our interest in these properties or should materially interfere with their use in the operation of our business.

Employees

We are managed and operated by the board of directors and executive officers of Tesoro Logistics GP, LLC, our general partner. Neither we nor our subsidiaries have any employees. Our general partner has the sole responsibility for providing the employees and other personnel necessary to conduct our operations. All of the employees that conduct our business are employed by our general partner and its affiliates. Immediately after the closing of this offering, we expect that our general partner and its affiliates will have approximately 95 employees performing services for our operations. We believe that our general partner and its affiliates have a satisfactory relationship with those employees.

Legal Proceedings

Although we may, from time to time, be involved in litigation and claims arising out of our operations in the normal course of business, we do not believe that we are a party to any litigation that will have a material adverse impact on our financial condition or results of operations. We are not aware of any significant legal or governmental proceedings against us, or contemplated to be brought against us.

MANAGEMENT

Management of Tesoro Logistics LP

Tesoro Logistics GP, LLC, as our general partner, will manage our operations and activities on our behalf through its officers and directors. Our general partner is not elected by our unitholders and will not be subject to re-election on a regular basis in the future. Unitholders will not be entitled to elect the directors of our general partner or directly or indirectly participate in our management or operation. However, our general partner owes a fiduciary duty to our unitholders as provided in our partnership agreement. In addition, our general partner will be liable, as general partner, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are made specifically nonrecourse to it. Whenever possible, our general partner intends to cause us to incur only nonrecourse indebtedness or other obligations.

At least two members of the board of directors of our general partner will serve on our conflicts committee to review specific matters that may involve conflicts of interest. The conflicts committee will determine if the resolution of the conflict of interest is fair and reasonable to us. The members of the conflicts committee may not be officers or employees of our general partner or directors, officers, or employees of its affiliates, and must meet the independence and experience standards established by the NYSE to serve on an audit committee of a board of directors. Any matters approved by the conflicts committee will be conclusively deemed to be approved by all of our partners and not a breach by our general partner of any duties it may owe us or our unitholders. In addition, our general partner will have an audit committee of at least three independent directors that will review our external financial reporting, recommend engagement of our independent auditors, and review procedures for internal auditing and the adequacy of our internal accounting controls. We will not have a compensation committee.

In compliance with the rules of the NYSE, the members of the board of directors named below will appoint one independent member prior to the listing of our common units on the NYSE, one additional member within three months of that listing, and one additional independent member within 12 months of that listing. The three independent members will serve as the initial members of the audit committee.

Neither we nor our subsidiaries have any employees. Our general partner has the sole responsibility for providing the employees and other personnel necessary to conduct our operations. All of the employees that conduct our business are employed by our general partner and its affiliates, but we sometimes refer to these individuals in this prospectus as our employees.

Directors and Executive Officers of Tesoro Logistics GP, LLC

Directors are elected by the sole member of our general partner and hold office until their successors have been elected or qualified or until their earlier death, resignation, removal or disqualification. Executive officers are appointed by, and serve at the discretion of, the board of directors. The following table shows information for the directors and executive officers of Tesoro Logistics GP, LLC.

Name	Age	Position with Tesoro Logistics GP, LLC

Gregory J. Goff	54	Chairman of the Board of Directors and Chief Executive Officer
Phillip M. Anderson	45	President and Director
G. Scott Spendlove	47	Vice President, Chief Financial Officer and Director
Charles S. Parrish	53	Vice President, General Counsel, Secretary and Director
Everett D. Lewis	63	Director
Ralph J. Grimmer	59	Vice President, Operations

Gregory J. Goff.  Gregory J. Goff was appointed Chief Executive Officer and Chairman of the board of directors of our general partner in December 2010. Mr. Goff joined Tesoro Corporation in May 2010 as Chief Executive Officer and President. Mr. Goff will devote the majority of his time to his roles at Tesoro and he will also spend time, as needed, directly managing our business and affairs. Initially, we expect approximately 15% of his total business time will be devoted to our business and affairs, although this amount may increase or decrease in future periods as our business develops. Previously he was Senior Vice President, Commercial with ConocoPhillips, an international, integrated energy company, since 2008. Mr. Goff held various other positions at ConocoPhillips since 1981, including director and Chief Executive Officer of Conoco JET Nordic from 1998 to 2000; chairman and managing director of Conoco Limited, a UK-based refining and marketing affiliate, from 2000 to 2002; president of ConocoPhillips European and Asia Pacific downstream operations from 2002 to 2004; president of ConocoPhillips U.S. Lower 48 and Latin America exploration and production business from 2004 to 2006; and president of ConocoPhillips specialty businesses and business development from 2006 to 2008. Previously, Mr. Goff served on the board of directors of Chevron Phillips Chemical Company, a private company, and was a member of the downstream committee of the American Petroleum Institute. As a former executive of an international energy company, Mr. Goff brings to the board of directors leadership, industry and strategic planning experience. Mr. Goff’s extensive service in various positions with ConocoPhillips also provides him with operations experience. Mr. Goff received a bachelor’s degree in science from the University of Utah and a master’s degree in business administration from the University of Utah. We believe that Mr. Goff’s extensive energy industry background, particularly the leadership skills he developed while serving in several executive positions, brings important experience and skill to the board.

Phillip M. Anderson.  Phillip M. Anderson was appointed President and a member of the board of directors of our general partner in December 2010 and will spend substantially all of his time managing our business and affairs. Mr. Anderson has served as Vice President, Strategy for Tesoro since April 2010. Prior to his current role with Tesoro, he served as Vice President, Financial Optimization & Analytics beginning in June 2008 and Vice President, Treasurer beginning in June 2007. Mr. Anderson joined the company in December 1998 as Senior Financial Analyst and worked in a variety of strategic and financial roles. Mr. Anderson has worked extensively on all of Tesoro’s acquisitions and divestitures since 1999, including valuation, negotiating, analysis, diligence, and financing activities. Mr. Anderson began his career in 1991 at Ford Motor Company and worked in a variety of financial roles at that company. Mr. Anderson received a bachelor’s degree in economics from the University of Texas at Austin and received a master’s degree in business administration with a concentration in finance from Southern Methodist University. We believe that Mr. Anderson’s extensive energy industry background, particularly his expertise in corporate strategy and business development, brings important experience and skill to the board.

G. Scott Spendlove.  Scott Spendlove was appointed Vice President, Chief Financial Officer and a member of the board of directors of our general partner in December 2010. Mr. Spendlove will devote the majority of his time to his roles at Tesoro and he will also spend time, as needed, devoted to our business and affairs. Initially, we expect approximately 20% of his total business time will be devoted to our business and affairs, although this amount may increase or decrease in future periods as our business develops. Mr. Spendlove has served as Senior Vice President, Chief Financial Officer for Tesoro Corporation since May 2010. Prior to his current role with Tesoro, he served as Tesoro’s Senior Vice President, Risk Management beginning in June 2008, Vice President, Asset Enhancement and Planning beginning in December 2006, Vice President and Controller beginning in March 2006, Vice President, Finance and Treasurer beginning in May 2003 and has held positions in strategic planning and operations. Prior to joining Tesoro in 2002, he served as Vice President, Corporate Planning and Investor Relations for Ultramar Diamond Shamrock Corporation (UDS). He also served as Director, Investor Relations, of UDS and held various positions in accounting, finance, forecasting and planning at both UDS and Unocal Corporation. Mr. Spendlove received a bachelor’s degree in accounting from Brigham Young University and a master’s degree in business administration from California State University-Fresno. We believe that Mr. Spendlove’s extensive energy industry background, particularly his expertise in financial reporting, strategic planning and oversight experience, brings important experience and skill to the board.

Charles S. Parrish.  Charles S. Parrish was appointed Vice President, General Counsel, Secretary and a member of the board of directors of our general partner in December 2010. Mr. Parrish will devote the majority of his time to his roles at Tesoro and he will also spend time, as needed, devoted to our business and affairs. Initially, we expect approximately 20% of his total business time will be devoted to our business and affairs, although this amount may increase or decrease in future periods as our business develops. Mr. Parrish has served as Executive Vice President, General Counsel and Secretary for Tesoro Corporation since April 2009. Prior to his current role with Tesoro, he served as Senior Vice President, General Counsel and Secretary beginning in May 2006, and Vice President, General Counsel and Secretary beginning in March 2005. Mr. Parrish leads Tesoro’s legal department and contract administration function and government affairs group, as well as the business ethics and compliance office. Mr. Parrish joined Tesoro in 1994 and has since served in numerous roles in the legal department. He works closely with the Tesoro’s finance and financial reporting teams on all matters related to Tesoro’s capital structure and SEC reporting. In addition, Mr. Parrish provides counsel to Tesoro’s management and board of directors on corporate governance issues. Before joining Tesoro, he worked in private practice with law firms in Houston and San Antonio, primarily representing commercial lenders in loan transactions, workouts and real estate matters. Mr. Parrish received a bachelor’s degree in history from the University of Virginia and a juris doctor from the University of Houston Law School. He is a member of the State Bar of Texas and the American Bar Association. We believe that Mr. Parrish’s extensive energy industry background, particularly his expertise in corporate securities and governance matters, brings important experience and skill to the board.

Everett D. Lewis.  Everett D. Lewis was appointed a member of our general partner’s board of directors in December 2010. Mr. Lewis has served as Executive Vice President and Chief Operating Officer for Tesoro Corporation since March 2008. Mr. Lewis provides strategic and operational leadership to Tesoro and us and is directly responsible for Tesoro’s refining, marketing, supply and trading, logistics and marine functions at Tesoro. Prior to his current role with Tesoro, Mr. Lewis served as Executive Vice President — Strategy and Asset Management. He served as Senior Vice President, Corporate Strategic Planning during 2004 and Senior Vice President, Planning and Optimization from 2003 to 2004. He also served as Senior Vice President, Planning and Risk Management from 2001 to 2003 and served as Senior Vice President of Strategic Projects from 1999 to 2001. Lewis started with Chevron USA in 1970 in a range of refinery operations positions and then as Vice President Refining, Vice President Refining Business Development, and Vice President Supply and Trading for BHP, then was responsible for all refining development for Trans-world Oil, including grassroots refinery projects in India, South East Asia, the Middle East and China before joining Tesoro. Mr. Lewis received a bachelor’s degree in chemical engineering from Iowa State University and a master’s degree in business administration with a concentration in finance from the University of Hawaii. We believe that Mr. Lewis’s extensive energy industry background, particularly his expertise in corporate strategy and operational excellence, brings important experience and skill to the board.

Ralph J. Grimmer.  Ralph J. Grimmer was appointed Vice President, Operations of our general partner in December 2010 and initially will spend approximately 70% of his business time directly on our business and affairs although this amount may increase or decrease in future periods as our business develops. Mr. Grimmer has served as Vice President, Logistics for Tesoro since November 2010. Prior to his current role with Tesoro, he served as Vice President, Competitor Analysis beginning in April 2010, Vice President, Logistics beginning in June 2008, Vice President, Mergers and Acquisitions beginning in December 2006 and Vice President, Strategic Analysis beginning in May 2006. As Vice President, Operations, Mr. Grimmer is responsible for our pipelines and refined product terminals, all crude oil and refined products trucking and all rail operations. Prior to joining Tesoro in 2006, Mr. Grimmer served in a variety of consulting, marketing and logistics positions, including as Senior Consultant for Baker & O’Brien, Inc. and Vice President, Commercial Marketing and Distribution for Motiva Enterprises LLC. Mr. Grimmer began his career with Texaco in 1974 as a process engineer. Mr. Grimmer received a bachelor’s degree in chemical engineering from Texas Tech University.

Compensation of Our Officers

We and our general partner were formed in December 2010. Accordingly, neither we nor our general partner has accrued any obligations with respect to management compensation or retirement benefits for directors and executive officers for any prior periods.

The officers of our general partner will manage the day-to-day affairs of our business. Except for our general partner’s President, the officers of our general partner will have responsibilities for both us and Tesoro and will devote part of their business time to our business and part of their business time to Tesoro’s business.

For our executive officers who are also providing services to Tesoro, compensation will be paid by Tesoro and a portion of that compensation will be reimbursed by us. The officers of our general partner, as well as the employees of Tesoro who provide services to us, may participate in employee benefit plans and arrangements sponsored by Tesoro, including plans that may be established in the future. Certain of our general partner’s officers and employees and certain employees of Tesoro who provide services to us currently hold grants under Tesoro’s equity incentive plans and will retain these grants after the closing of the offering. We anticipate that, in connection with the closing of this offering, our general partner will adopt a long-term incentive plan (LTIP) and certain of our general partner’s officers, employees and non-employee directors, and other key employees of Tesoro who make significant contributions to our business will receive awards under the LTIP. We expect that these awards, as well as future awards to executive officers of our general partner, will be recommended by the compensation committee of the board of directors of Tesoro and approved by our general partner. The LTIP is described in more detail below.

Compensation of Our Directors

The officers or employees of our general partner or of Tesoro who also serve as directors of our general partner will not receive additional compensation for their service as a director of our general partner. Directors of our general partner who are not officers or employees of our general partner or of Tesoro will receive compensation as “non-employee directors.”

During 2011, we anticipate that our general partner will adopt a director compensation program under which our general partner’s non-employee directors will be compensated for their service as directors. We expect that, effective as of the closing of this offering, each non-employee director will receive a compensation package consisting of an annual retainer, an additional retainer for service as the chair of a standing committee, meeting attendance fees, and may also receive grants of equity-based awards upon appointment to the board of directors or as of the closing of this offering. In addition, each director will be indemnified for his actions associated with being a director to the fullest extent permitted under Delaware law.

During 2011, we expect to provide the following annual compensation to non-employee directors:

Elements of Non-Employee Director Compensation Program(1)

Board of Directors Annual Retainer(2)	$95,000
Annual Retainer for Audit and Conflicts Committee Chairs	$10,000
Board and Committee Meeting Fees(3)	$1,500 per meeting

(1)	In addition to the retainers set forth above, we expect to reimburse our non-employee directors for travel and lodging expenses that they incur in connection with attending meetings of the board of directors or its committees.

(2)	The annual retainer of $95,000 will be payable $45,000 in cash and $50,000 in equity-based awards. If equity-based awards are granted to non-employee directors under the annual compensation package or upon first election to the board of directors under the LTIP, they are expected to vest ratably based on continued services over a specified period not to exceed three years. Cash distributions may be paid on equity-based awards and distributed at the time such awards vest. We expect that equity–based awards will be granted annually during the first quarter of the year. The number of units granted on such date will be determined by dividing $50,000 by the average closing price of our common units on the NYSE over a multi-day period ending on the last business day prior to the grant date and rounding any resulting fractional units to the nearest whole unit.

(3)	A meeting fee will be paid to a director for attendance in person or by telephone.

Our Long-Term Incentive Plan

Our general partner intends to adopt the LTIP primarily for the benefit of eligible officers, employees and directors of our general partner and its affiliates, including Tesoro, who perform services for us. We anticipate that, in connection with the closing of this offering, as well as annually thereafter to reward service or performance, the board of directors of our general partner will grant awards to our general partner’s outside directors and its executive officers and key employees pursuant to the LTIP. We expect that awards under the LTIP for executive officers of our general partner that are employed by Tesoro will be recommended to our general partner’s board of directors by the compensation committee of the board of directors of Tesoro.

The description of the LTIP set forth below is a summary of the anticipated material features of the LTIP. This summary, however, does not purport to be a complete description of all of the anticipated provisions of the LTIP. In addition, our general partner is still in the process of implementing the LTIP and, accordingly, this summary is subject to change prior to the effectiveness of the registration statement of which this prospectus is a part.

The LTIP will provide for the grant of unit awards, restricted units, phantom units, unit options, unit appreciation rights, distribution equivalent rights and other unit-based awards. Subject to adjustment in the event of certain transactions or changes in capitalization, an aggregate of           common units may be delivered pursuant to awards under the LTIP. Units that are cancelled or forfeited will be available for delivery pursuant to other awards. Units that are withheld to satisfy our general partner’s tax withholding obligations or payment of an award’s exercise price will not be available for future awards. The LTIP will be administered by our general partner’s board of directors. The LTIP will be designed to promote our interests, as well as the interests of our unitholders, by rewarding the officers, employees and directors of our general partner for delivering desired performance results, as well as by strengthening our general partner’s ability to attract, retain and motivate qualified individuals to serve as directors, consultants and employees.

Unit Awards

Our general partner’s board of directors may grant unit awards to eligible individuals under the LTIP. A unit award is an award of common units that are fully vested upon grant and are not subject to forfeiture. Unit awards may be paid in addition to, or in lieu of, cash that would otherwise be payable to a participant with respect to a bonus or an incentive compensation award. The unit award may be wholly discretionary in amount or it may be paid with respect to a bonus or an incentive compensation award the amount of which is determined based on the achievement of performance criteria or other factors.

Restricted Units and Phantom Units

A restricted unit is a common unit that is subject to forfeiture. Upon vesting, the forfeiture restrictions lapse and the recipient holds a common unit that is not subject to forfeiture. A phantom unit is a notional unit that entitles the grantee to receive a common unit upon the vesting of the phantom unit or on a deferred basis upon specified future dates or events or, in the discretion of our general partner’s board of directors, cash equal to the fair market value of a common unit. Our general partner’s board of directors may make grants of restricted and phantom units under the LTIP that contain such terms, consistent with the LTIP, as the board of directors may determine are appropriate, including the period over which restricted or phantom units will vest. The board of directors may, in its discretion, base vesting on the grantee’s completion of a period of service or upon the achievement of specified financial objectives or other criteria or upon a change of control (as defined in the LTIP) or as otherwise described in an award agreement.

Distributions made by us with respect to awards of restricted units may, in the discretion of the board of directors, be subject to the same vesting requirements as the restricted units. The board of directors, in its discretion, may also grant tandem distribution equivalent rights with respect to phantom units. Distribution equivalent rights are rights to receive an amount equal to all or a portion of the cash distributions made on units during the period a phantom unit remains outstanding.

Unit Options and Unit Appreciation Rights

The LTIP may also permit the grant of options and unit appreciation rights covering common units. Unit options represent the right to purchase a number of common units at a specified exercise price. Unit appreciation rights represent the right to receive the appreciation in the value of a number of common units over a specified exercise price, either in cash or in common units as determined by the board of directors. Unit options and unit appreciation rights may be granted to such eligible individuals and with such terms as the board of directors may determine, consistent with the LTIP; however, a unit option or unit appreciation right must have an exercise price equal to at least the fair market value of a common unit on the date of grant.

Other Unit-Based Awards

The LTIP may also permit the grant of “other unit-based awards,” which are awards that, in whole or in part, are valued or based on or related to the value of a unit. The vesting of an other unit-based award may be based on a participant’s continued service, the achievement of performance criteria or other measures. On vesting or on a deferred basis upon specified future dates or events, an other unit-based award may be paid in cash and/or in units (including restricted units), as the board of directors of our general partner may determine.

Source of Common Units; Cost

Common units to be delivered with respect to awards may be newly-issued units, common units acquired by our general partner in the open market, common units already owned by our general partner or us, common units acquired by our general partner directly from us or any other person or any combination of the foregoing. Our general partner will be entitled to reimbursement by us for the cost incurred in acquiring such common units. With respect to unit options, our general partner will be entitled to reimbursement from us for the difference between the cost it incurs in acquiring these common units and the proceeds it receives from an optionee at the time of exercise of an option. Thus, we will bear the cost of the unit options. If we issue new common units with respect to these awards, the total number of common units outstanding will increase, and our general partner will remit the proceeds it receives from a participant, if any, upon exercise of an award to us. With respect to any awards settled in cash, our general partner will be entitled to reimbursement by us for the amount of the cash settlement.

Amendment or Termination of Long-Term Incentive Plan

The board of directors, at its discretion, may terminate the LTIP at any time with respect to the common units for which a grant has not previously been made. The LTIP will automatically terminate on the 10th anniversary of the date it was initially adopted by our general partner. The board of directors will also have the right to alter or amend the LTIP or any part of it from time to time or to amend any outstanding award made under the LTIP, provided that no change in any outstanding award may be made that would materially impair the vested rights of the participant without the consent of the affected participant, and/or result in taxation to the participant under Section 409A of the Code.

Compensation Discussion and Analysis

We do not directly employ any of the persons responsible for managing our business, and we do not have a compensation committee. Our general partner will manage our operations and activities, and its board of directors and officers will make compensation decisions on our behalf. All of our general partner’s executive officers and other personnel necessary for our business to function will be employed and compensated by our general partner or Tesoro, in each case subject to reimbursement by us in accordance with the terms of the omnibus agreement. For a detailed description of the reimbursement arrangements among us, our general partner and Tesoro relating to the executive officers and employees of our general partner and the employees of Tesoro who provide services to us, please refer to the discussion under “Certain Relationships and Related Party Transactions — Agreements Governing the Transactions — Omnibus Agreement” beginning on page 139.

Responsibility and authority for compensation-related decisions for executive officers of our general partner that are employed by Tesoro will reside with the compensation committee of the board of directors of Tesoro, subject to the terms of the omnibus agreement. Responsibility and authority for compensation-related decisions for executive officers of our general partner that are employed by our general partner will reside with the board of directors of our general partner, but will be based in large part on the recommendation of the compensation committee of the board of directors of Tesoro. All determinations with respect to awards to be made under the LTIP to executive officers and other employees of our general partner and of Tesoro will be made by the board of directors of our general partner or any committee thereof that may be established for such purpose, following the recommendation of the compensation committee of the board of directors of Tesoro.

We and our general partner were formed in December 2010. Therefore, we incurred no cost or liability with respect to compensation of our general partner’s executive officers, nor has our general partner accrued any liabilities for management compensation retirement benefits for our executive officers for the fiscal year ended December 31, 2009 or for any prior periods. Accordingly, we are not presenting any compensation information for historical periods. Following the closing of this offering, we expect that the most highly compensated executive officers of our general partner, including our general partner’s principal executive and financial officers, will be Gregory J. Goff, our general partner’s Chief Executive Officer, G. Scott Spendlove, our general partner’s Vice President and Chief Financial Officer, Phillip M. Anderson, our general partner’s President, Charles S. Parrish, our general partner’s Vice President, General Counsel and Secretary and Ralph J. Grimmer, our general partner’s Vice President, Operations (collectively, our “named executive officers”).

Each of our named executive officers, other than Mr. Anderson and Mr. Grimmer, is also a named executive officer of Tesoro and we expect that, with the exception of Mr. Anderson and Mr. Grimmer, our named executive officers will devote less than a majority of their total business time to our general partner and us and will be employed by Tesoro. Compensation paid or awarded by us during our first fiscal year of operation and thereafter with respect to our named executive officers that are employed by Tesoro and our named executive officers that are employed by our general partner will reflect only the portion of compensation expense that is allocated to us pursuant to Tesoro’s allocation methodology and subject to the terms of the omnibus agreement. Tesoro has the ultimate decision-making authority with respect to the total compensation of the named executive officers that are employed by Tesoro and, subject to the terms of the omnibus agreement, with respect to the portion of that compensation that is allocated to us pursuant to Tesoro’s allocation methodology. Any such compensation decisions will not be subject to any approvals by the board of directors of our general partner or any committees thereof.

We expect that the future compensation of our named executive officers who are employed by Tesoro will continue to be structured in a manner similar to how Tesoro currently compensates its executive officers. We also expect that the future compensation of our named executive officers who are employed by our general partner will be structured in a manner similar to how Tesoro currently compensates its executive officers. Although the following discussion relating to compensation paid by Tesoro is based on information provided in Tesoro’s 2010 proxy statement, it does not purport to be a complete discussion and analysis of Tesoro’s executive compensation philosophy and practices. The elements of compensation discussed below, and any decisions with respect to future changes to the levels of such compensation, are subject to the discretion of the compensation committee of Tesoro’s board of directors, or, with respect to executive officers employed by our general partner, our general partner’s board of directors.

Tesoro’s Compensation Philosophy

Tesoro’s total compensation philosophy is to provide a mix of cash and equity awards, fixed versus variable compensation, and employee benefits for named executive officers, senior executives and other employees to:

•	pay for performance with a significant percentage of total compensation based upon financial and operational results;

•	inspire teamwork and motivate superior individual performance;

•	compensate all employees competitively and equitably; and

•	align executive performance with achieving sustained long-term growth in stockholder value.

Tesoro believes that annual incentive bonuses should be paid only if the goals set by the compensation committee of its board of directors are attained. In addition, Tesoro has adopted a compensation recoupment, or “clawback,” policy that provides that in the event of a material restatement of financial results due to misconduct, Tesoro’s board of directors will review all incentive payments that were made to any then-existing senior vice president or above, including its company controller, on the basis of having met or exceeded specific performance targets in grants or awards which occur during the 24-month period prior to restatement. If such payments would have been lower had they been calculated based on such restated results, Tesoro’s board of directors will, to the extent permitted by governing law, seek to recoup for the benefit of Tesoro such payments to any then-existing senior vice president or above, including its company controller, whose misconduct caused or significantly contributed to the material restatement, as determined by Tesoro’s board of directors.

Elements of Executive Compensation

Tesoro’s executive compensation program is designed to reflect the philosophy and objectives described above. The elements of Tesoro’s executive pay are presented in the table below and discussed in more detail in the following paragraphs.

Component	Type of Payment/Benefit	Purpose

Base Salary	Fixed annual cash payments with each executive eligible for annual increase.	Attract and retain talent; designed to be competitive with those of comparable companies.
Annual Cash Incentives	Performance-based annual cash payment.	Pay for performance. Focus on corporate, team/business unit and individual goals.
Long-term Incentives	Stock options, phantom stock options, restricted stock, stock appreciation rights, and performance units.	Designed to align executive compensation with the long-term interests of our stockholders by rewarding our executives for excellent performance as it is reflected in our stock price.
Other Executive Benefits	Retirement benefits.	Provide competitive level of benefits to attract and retain executives and key management level employees.
Health and Welfare Benefits	Fixed compensation component, generally available to all employees.	Attract and retain talent. Equitable pay.

Tesoro determines the appropriate level for each compensation component based in part, but not exclusively, on comparative analysis against a peer group of industrial companies (and other companies that Tesoro believes compensate its executives in a manner similar to mainstream industrial companies), its view of internal pay equity and consistency, and other considerations it deems relevant. The benefits provided to Tesoro’s executives and employees are designed to be consistent in value and, to a lesser degree, aligned with benefits offered by companies with whom Tesoro competes for talent. In addition to determining the appropriate level for each compensation component, the compensation committee of Tesoro’s board of directors reviews total compensation for alignment with its philosophy and policies and for alignment with its peer group. However, Tesoro believes that each compensation component should be considered separately and that payments or awards derived from one component should not negate or reduce payments or awards derived from other components.

Tesoro has not adopted any formal or informal policies or guidelines for allocating compensation between long-term and annual compensation (base salary and annual performance incentives), between cash and non-cash compensation, or among different forms of non-cash compensation.

Base Salaries.  Base salaries for Tesoro’s named executive officers are reviewed each year. When making base salary determinations, Tesoro considers market-based salary rates at the 50th percentile of its peer group, as well as individual roles and performance contributions, the relative importance of the position to Tesoro, the past salary history of the individual and the competitive landscape for the position.

Annual Performance Incentives.  Tesoro has historically retained flexibility in establishing the terms of its annual performance incentive compensation programs. For Tesoro’s 2008 fiscal year, payments under Tesoro’s annual performance incentive program required attainment of a specified EBITDA threshold, with further determinations made based on individual objectives. For its 2009 fiscal year, Tesoro determined that a discretionary bonus program, rather than a program involving fixed performance targets, was appropriate in light of its rapidly changing business environment. Tesoro’s target annual incentive opportunities have been targeted to the 50th percentile of its peer group, with target bonuses for its named executive officers as a percentage of salary ranging from 70% to 120%.

Long-Term Incentives.  Tesoro believes that its senior executives, including its named executive officers, should have an ongoing stake in Tesoro’s success and that the executives’ interests should be aligned with those of Tesoro’s stockholders. Accordingly, Tesoro believes that its executives should have a considerable portion of their total compensation provided in the form of equity-based incentives. Tesoro’s long-term incentives in 2009 were in the form of stock options, phantom stock options and shares of restricted stock, granted under the Tesoro Corporation 2006 Long-Term Incentive Plan. Following the closing of this offering, it is expected that a portion of the long-term incentives provided to the executive officers and key employees of our general partner and the key employees of Tesoro who provide services to us will be provided in the form of awards under our LTIP. When determining the value of long-term incentive awards granted to its named executive officers, Tesoro considers the value of awards granted to the named executive officers of companies in its peer group (in 2009, Tesoro targeted annual long-term equity awards for its named executive officers at the 50th percentile of a peer group of companies), internal pay equity, a comparison of jobs within the company with similar responsibilities, scope, value and impact on profitability and strategic goals, as well as individual performance.

Retirement Plans.  Tesoro maintains non-contributory qualified and non-qualified retirement plans that cover officers and other eligible employees of Tesoro. Following the closing of this offering, our named executive officers and other eligible employees of our general partner, as well as employees of Tesoro who provide services to us, are expected to continue to be eligible to participate in Tesoro’s retirement plans in accordance with their terms.

Additional Compensation Components.  In the future, as Tesoro and our general partner formulate and implement the compensation programs for our named executive officers, Tesoro and our general partner may provide different and/or additional compensation components, benefits and/or perquisites to our named executive officers, to ensure that they are provided with a balanced, comprehensive and competitive compensation structure. We, Tesoro and our general partner believe that it is important to maintain flexibility to adapt compensation structures at this time to properly attract, motivate and retain the top executive talent for which Tesoro and our general partner compete.

Employment Agreements With Named Executive Officers

Tesoro has entered into employment agreements with Messrs. Goff and Parrish in order to ensure continued stability, continuity and productivity among members of our management team. These employment agreements contain severance and change in control provisions, as described in more detail below, which Tesoro provides to help it to attract and retain talented individuals for these important positions. Our general partner will generally be required, pursuant to the terms of the omnibus agreement, to reimburse Tesoro for a portion of the costs and expenses of the amounts provided to our named executive officers under their employment agreements.

Employment Agreement with Gregory J. Goff

Effective May 1, 2010, Tesoro entered into an employment agreement with Gregory J. Goff that has a three-year term commencing on May 1, 2010. Mr. Goff’s base salary is currently $900,000, and he currently participates in Tesoro’s annual incentive compensation plan with a target incentive bonus of at least 100% of his annual base salary, with payments to be determined based upon the achievement of performance goals established by the compensation committee of Tesoro’s board of directors under such plan. Mr. Goff received certain cash and equity awards as an inducement to entering into his employment agreement, and, in addition, Mr. Goff will receive a cash payment of $250,000 on May 1, 2011, subject to his continued employment with Tesoro on such date. In addition to the foregoing, Mr. Goff received long-term incentive awards for fiscal year 2010 with a target value of $3,000,000. The target awards for fiscal years after 2010 will be at the discretion of the compensation committee of Tesoro’s board of directors.

If Mr. Goff’s employment with Tesoro is terminated without cause or with good reason, as defined in his employment agreement, he will receive a cash payment equal to two times the sum of his base salary (as then in effect) plus the greater of his highest annual bonus earned under the applicable annual incentive compensation plan of Tesoro during the preceding three years or $450,000, plus a pro-rated bonus for the year of termination, as well as continued participation in Tesoro’s group health benefit plans for a period of two and one-half years following termination. If Mr. Goff is terminated without cause or with good reason, as defined in his employment agreement, within two years following a change in control, his cash payment would equal three times the sum of his salary plus his target bonus (in each case as then in effect), plus a pro-rated bonus for the year of termination. Mr. Goff’s payments would be reduced as necessary to avoid incurring excise taxes under Sections 280G and 4999 of the Internal Revenue Code unless not reducing the payments would result in greater net after-tax proceeds to Mr. Goff. If Mr. Goff’s employment with Tesoro is terminated due to his death or disability, Mr. Goff will receive a cash payment equal to one times his annual base salary (less payments received under a Tesoro-paid long-term disability plan in the event of termination due to disability), plus a pro-rated bonus for the year of termination.

Employment Agreement with Charles S. Parrish

Mr. Parrish’s employment agreement has an initial term ending May 7, 2012 and renews thereafter for an additional year on each annual anniversary date of the agreement (May 7), unless Tesoro terminates the agreement in accordance with its terms. Mr. Parrish’s base salary is currently $500,000, and he is entitled to participate in Tesoro’s annual incentive compensation plan with a target incentive bonus of at least 70% of his annual base salary, with payments to be determined based upon the achievement of performance goals established by the compensation committee of Tesoro’s board of directors under such plan.

If Mr. Parrish’s employment with Tesoro is terminated without cause or with good reason, as defined in his employment agreement, he will receive a cash payment equal to two times the sum of his base salary and target annual bonus and a pro-rated bonus for the year of termination, as well as continued participation in Tesoro’s group health benefit plans for a period of two and one-half years following termination. If Mr. Parrish is terminated without cause or with good reason prior to his 55th birthday, Tesoro will provide him, his spouse and his dependents, at Tesoro’s expense, continuing health coverage, but only to the extent such arrangements are available to Tesoro’s retirees, until the earliest to occur of Mr. Parrish’s death or the date he becomes covered for a comparable benefit by a subsequent employer. If such termination is on or after his 55th birthday, he is entitled to participate in Tesoro’s post-retirement benefit programs on the same basis as other retirement eligible employees of Tesoro. In addition, Mr. Parrish would continue to vest in any unvested equity awards for a period of two years following the date of his termination of employment. Mr. Parrish would also receive additional years of service and age credit under Tesoro’s applicable retirement benefit plan to the extent necessary to determine his benefit thereunder as if he had attained age 55 with 20 years of service. If Mr. Parrish is terminated without cause or with good reason within two years following a change in control, his cash payment would equal three times the sum of his current base salary plus his current base salary multiplied by his target annual bonus percentage for the year in which his employment terminates, plus a pro-rated bonus for the year of termination. In addition, Mr. Parrish will receive three years of additional service credit under the current nonqualified supplemental pension plan applicable to him at the date of termination. Mr. Parrish is entitled to a Section 280G tax gross-up payment if his termination-related payments become subject to excise taxes imposed by Section 4999 of the Internal Revenue Code. If Mr. Parrish’s employment with Tesoro is terminated due to his death, Mr. Parrish’s estate or beneficiary will receive a cash payment equal to one times his annual base salary, plus a pro-rated bonus for the year of termination, and will become fully vested in all outstanding and unvested equity awards. If Mr. Parrish’s employment with Tesoro is terminated due to his disability, Mr. Parrish will receive a cash payment equal to two times his annual base salary (less payments received under a Tesoro-paid long-term disability plan in the event of termination due to disability).

Management Stability Agreements With and Severance Benefits of Other Named Executive Officers

Tesoro has entered into management stability agreements with Messrs. Anderson, Spendlove and Grimmer in order to ensure continued stability, continuity and productivity among members of our management team. These management stability agreements contain change in control provisions, as described in more detail below, which Tesoro provides to help it to attract and retain talented individuals for these important positions. In addition, each of these named executive officers participates in one of the severance policies maintained for Tesoro’s employees, as described in more detail below. We will be required to reimburse Tesoro for any amounts provided to our named executive officers under their management stability agreements in proportion to the percentage of their total compensation allocated to us.

Management Stability Agreement With and Severance Benefits of Phillip M. Anderson

In the event of a change in control of Tesoro Corporation and Mr. Anderson’s employment with Tesoro is terminated without cause or with good reason, as defined in his management stability agreement, he will receive a cash payment equal to two times the sum of his base salary (as then in effect) plus target annual bonus as well as a prorated bonus for the year of termination if termination occurs during the fourth quarter of a calendar year. Mr. Anderson will also receive continued coverage and benefits comparable to Tesoro’s group health and welfare benefits for a period of two years following termination. In addition, Mr. Anderson will receive two years of additional service credit under the current non-qualified supplemental pension plan applicable to him at the date of termination.

In addition to the terms set forth in his management stability agreement, Mr. Anderson is eligible to receive severance benefits in the event of certain involuntary terminations of employment in accordance with Tesoro’s employee severance policy which is calculated based on the employee years of service and base salary but limited to one year of base pay plus an additional two weeks of base pay.

Management Stability Agreement With and Severance Benefits of G. Scott Spendlove

In the event of a change in control of Tesoro Corporation and Mr. Spendlove’s employment with Tesoro is terminated without cause or with good reason, as defined in his management stability agreement, he will receive a cash payment equal to two and one-half times the sum of his base salary (as then in effect) plus target annual bonus as well as a prorated bonus for the year of termination if termination occurs during the fourth quarter of a calendar year. Mr. Spendlove will also receive continued coverage and benefits comparable to Tesoro’s group health and welfare benefits for a period of thirty months following termination. In addition, Mr. Spendlove will receive two and one-half years of additional service credit under the current non-qualified supplemental pension plan applicable to him at the date of termination.

In addition to the terms set forth in his management stability agreement, if Mr. Spendlove’s employment with Tesoro is involuntarily terminated without cause, as defined in the Tesoro Corporation Executive Severance and Change in Control Plan, he will receive a cash payment equal to one and one-half times the sum of his base salary (as then in effect) plus target annual bonus as well as all earned but unpaid annual incentive cash bonuses for the year prior to the year in which the termination occurs. Mr. Spendlove will also receive continued coverage and benefits comparable to Tesoro’s group health and welfare benefits for a period of eighteen months following termination or until he is eligible to participate under another employer’s plans.

Management Stability Agreement With and Severance Benefits of Ralph J. Grimmer

In the event of a change in control of Tesoro Corporation and Mr. Grimmer’s employment with Tesoro is terminated without cause or with good reason, as defined in his management stability agreement, he will receive a cash payment equal to two times the sum of his base salary (as then in effect) plus target annual bonus as well as a prorated bonus for the year of termination if termination occurs during the fourth quarter of a calendar year. Mr. Grimmer will also receive continued coverage and benefits comparable to Tesoro’s group health and welfare benefits for a period of two years following termination. In addition, Mr. Grimmer will receive two years of additional service credit under the current non-qualified supplemental pension plan applicable to him at the date of termination.

In addition to the terms set forth in his management stability agreement, Mr. Grimmer is eligible to receive severance benefits in the event of certain involuntary terminations of employment in accordance with Tesoro’s employee severance policy which is calculated based on the employee years of service and base salary but limited to one year of base pay plus an additional two weeks of base pay.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of units of Tesoro Logistics LP that will be issued upon the consummation of this offering and the related transactions and held by beneficial owners of 5% or more of the units, by directors of Tesoro Logistics GP, LLC, our general partner, by each named executive officer and by all directors and officers of our general partner as a group.

		Percentage of		Percentage of	Percentage of
	Common	Common	Subordinated	Subordinated	Total
	Units to be	Units to be	Units to be	Units to be	Units to be
	Beneficially	Beneficially	Beneficially	Beneficially	Beneficially
Name of Beneficial Owner(1)	Owned	Owned	Owned	Owned	Owned

Tesoro Corporation		%		%	%
Gregory J. Goff		%	—	—	%
Phillip M. Anderson		%	—	—	%
G. Scott Spendlove		%	—	—	%
Charles S. Parrish		%	—	—	%
Everett D. Lewis		%	—	—	%
Ralph J. Grimmer		%	—	—	%
All directors and executive officers as a group (6 persons)		%	—	—	%

*	Less than 1%.

(1)	Unless otherwise indicated, the address for all beneficial owners in this table is 19100 Ridgewood Parkway, San Antonio, Texas 78259-1828.

The following table sets forth, as of February 2, 2011, the number of shares of common stock of Tesoro Corporation owned by each of the directors and executive officers of our general partner and all directors and executive officers of our general partner as a group.

				Percentage of
		Shares	Total	Total
	Shares of	Underlying	Shares of	Shares of
	Common	Options	Common	Common
	Stock Owned	Exercisable	Stock	Stock
	Directly or	Within 60	Beneficially	Beneficially
Name of Beneficial Owner(1)	Indirectly(2)	Days	Owned	Owned

Gregory J. Goff(3)	94,053	—	94,053		*
Phillip M. Anderson(5)	18,225	23,500	41,725		*
G. Scott Spendlove	51,284	156,100	207,384		*
Charles S. Parrish	64,423	261,700	326,123		*
Everett D. Lewis(4)	162,250	401,800	564,050		*
Ralph J. Grimmer(6)	19,373	21,900	41,273		*

All directors and executive officers as a group (6 persons)	409,608	865,000	1,274,608		*

*	Less than 1%.

(1)	Unless otherwise indicated, the address for all beneficial owners in this table is 19100 Ridgewood Parkway, San Antonio, Texas 78259-1828.

(2)	Includes common stock issued under Tesoro Corporation’s Thrift Plan.

(3)	Does not include 256,223 Restricted Stock ‘Units’ granted as part of an inducement grant.

(4)	Does not include 197,000 shares of Phantom Stock granted under the Tesoro Corporation 2006 Long-Term Incentive Plan.

(5)	Does not include 29,200 SARs (Stock Appreciation Rights) granted under the Tesoro Corporation 2006 Long-Term Stock Appreciation Rights Plan.

(6)	Does not include 39,840 SARs (Stock Appreciation Rights) granted under the Tesoro Corporation 2006 Long-Term Stock Appreciation Rights Plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

After this offering, the general partner and its affiliates will own           common units and           subordinated units representing a     % limited partner interest in us. In addition, the general partner will own           general partner units representing a 2.0% general partner interest in us.

Distributions and Payments to Our General Partner and Its Affiliates

The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with the formation, ongoing operation, and liquidation of Tesoro Logistics LP. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm’s-length negotiations.

Formation Stage

The consideration received by our general partner and its affiliates for the contribution of the assets and liabilities	• common units;

• subordinated units;

• general partner units;

• the incentive distribution rights;

• $ million cash distribution of the net proceeds of the offering, in part to reimburse them for certain capital expenditures; and

• an additional $50.0 million cash distribution funded with borrowings under our revolving credit facility.

Operational Stage

Distributions of available cash to our general partner and its affiliates	We will generally make cash distributions of 98.0% to the unitholders, including Tesoro, as holder of an aggregate of common units and subordinated units, and 2.0% to the general partner. In addition, if distributions exceed the minimum quarterly distribution and other higher target distribution levels, our general partner will be entitled to increasing percentages of the distributions, up to 50.0% of the distributions above the highest target distribution level.

Assuming we have sufficient available cash to pay the full minimum quarterly distribution on all of our outstanding units for four quarters, our general partner and its affiliates would receive an annual distribution of approximately $ on the 2.0% general partner interest and $ million on their common units and subordinated units.

Payments to our general partner and its affiliates	Under our partnership agreement, we are required to reimburse our general partner and its affiliates for all costs and expenses that they incur on our behalf for managing and controlling our business and operations. Except to the extent specified under our omnibus agreement or our operational services agreement, our general partner determines the amount of these expenses and such determinations must be made in good faith under the terms of our partnership agreement. The expenses of non-executive employees will be allocated to us based on weighted average headcount and the ratio of time spent by those employees on our business and operations. Executive officer expenses will be allocated based on the amount of time spent managing our business and operations. These reimbursable expenses also include an allocable portion of the compensation and benefits of employees of Tesoro and employees and executive officers of our general partner who provide services to us. Please read “— Agreements Governing the Transactions — Omnibus Agreement” beginning on page 139 and “Management — Compensation Discussion and Analysis” beginning on page 130.

In addition, we will pay Tesoro an annual service fee, initially in the amount of $0.2 million, for services performed by certain of Tesoro’s field-level employees at our Mandan terminal and Salt Lake City storage facility. We will also reimburse Tesoro for any direct costs actually incurred by Tesoro in providing our pipelines, terminals and storage facilities with certain operational services, such as security, fire and safety, maintenance and certain environmental services (such as permitting and wastewater management). Please read “— Agreements Governing the Transactions — Operational Services Agreement” beginning on page 143.

Withdrawal or removal of our general partner	If our general partner withdraws or is removed, its general partner interest and its incentive distribution rights will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. Please read “The Partnership Agreement — Withdrawal or Removal of the General Partner” beginning on page 168.

Liquidation Stage

Liquidation	Upon our liquidation, the partners, including our general partner, will be entitled to receive liquidating distributions according to their respective capital account balances.

Agreements Governing the Transactions

We and other parties have entered into or will enter into the various agreements that will effect the transactions, including the vesting of assets in, and the assumption of liabilities by, us and our subsidiaries, and the application of the proceeds of this offering. While we believe our agreements with Tesoro are on terms no less favorable to either party than those that could have been negotiated with an unaffiliated party, these agreements will not be the result of arm’s-length negotiations. All of the transaction expenses incurred in connection with these transactions, including the expenses associated with transferring assets into our subsidiaries, will be paid for with the proceeds of this offering.

Omnibus Agreement

Upon the closing of this offering, we will enter into an omnibus agreement with Tesoro, Tesoro Refining and Marketing, certain of Tesoro’s other subsidiaries, and our general partner that will address the following matters:

•	our obligation to pay our general partner an annual corporate services fee, initially in the amount of $2.5 million, for the provision by Tesoro of certain centralized corporate services;

•	Tesoro’s agreement not to compete with us under certain circumstances;

•	our right of first offer to acquire certain of Tesoro’s logistics assets;

•	an indemnity by Tesoro Alaska Company and Tesoro Refining and Marketing Company for certain environmental, toxic tort and other liabilities, and our obligation to indemnify Tesoro for events and conditions associated with the operation of our assets that occur on or after the closing of this offering and for environmental and toxic tort liabilities related to our assets to the extent Tesoro is not required to indemnify us;

•	Tesoro Refining and Marketing Company’s obligation to reimburse us for certain costs in excess of agreed thresholds incurred in connection with renewing our current control center services agreement, entering into a new similar agreement with another third party or providing replacement services; and

•	the granting of a license from Tesoro to us with respect to use of the Tesoro name and trademark.

So long as Tesoro controls our general partner, the omnibus agreement will remain in full force and effect unless mutually terminated by the parties. If Tesoro ceases to control our general partner, either party may terminate the omnibus agreement, provided that the indemnification obligations of Tesoro Alaska Company and Tesoro Refining and Marketing Company made under the omnibus agreement will remain in full force and effect in accordance with their terms.

Payment of Administrative Fee.  We will pay Tesoro an annual corporate services fee, payable in equal quarterly installments, initially in the amount of $2.5 million, for the provision of various centralized corporate services for our benefit. The agreement provides that this amount will be adjusted annually, commencing on the second year following this offering by a percentage equal to the change in the consumer price index. Our general partner, with the approval and consent of our conflicts committee, will also have the right to agree to further increases in connection with expansions of our operations through the acquisition or construction of new assets or businesses or our growth, as evidenced by distribution increases. Please read “Risk Factors — Risks Inherent in an Investment in Us” beginning on page 32 and “Conflicts of Interest and Fiduciary Responsibilities — Conflicts of Interest — We will reimburse the general partner and its affiliates for expenses” on page 155.

Noncompetition.  Tesoro will agree, and will cause its affiliates to agree not to engage in, whether by acquisition or otherwise, the business of owning and/or operating crude oil or refined products pipelines, terminals or storage facilities in the United States that are not within, directly connected to, substantially dedicated to, or otherwise an integral part of, any refinery owned, acquired or constructed by Tesoro. This restriction will not apply to:

•	any assets owned by Tesoro at the closing of this offering (including replacements or expansions of those assets);

•	any asset or business that Tesoro acquires or constructs that has a fair market value of less than $5.0 million; and

•	any asset or business that Tesoro acquires or constructs that has a fair market value of $5.0 million or more, if we have been offered the opportunity to purchase the asset or business for fair market value not later than six months after completion of such acquisition or construction, and we decline to do so with the concurrence of our conflicts committee.

Right of First Offer.  Under the omnibus agreement, if Tesoro decides to sell any of the assets listed below, Tesoro will provide us with the opportunity to make the first offer on them, in each case for a 10-year period following the closing of this offering:

•	Golden Eagle Refined Products Terminal (Martinez, California). This terminal is located at Tesoro’s Golden Eagle refinery and consists of a truck loading rack with three loading bays supplied by pipeline from storage tanks located at Tesoro’s Golden Eagle refinery. This terminal does not have refined product storage capacity. Total throughput capacity for the terminal is estimated to be approximately 38,000 bpd. For the year ended December 31, 2009, approximately 15,100 bpd of refined products were throughput at this terminal.

•	Golden Eagle Marine Terminal (Martinez, California). This marine terminal is located on the Sacramento River near Tesoro’s Golden Eagle refinery and consists of a single-berth dock, five crude oil storage tanks with a combined 425,000 barrels of capacity and related pipelines. This terminal receives crude oil through marine vessel deliveries for delivery to Tesoro’s Golden Eagle refinery and Martinez terminal. Total throughput capacity for the terminal is estimated to be approximately 145,000 bpd. For the year ended December 31, 2009, approximately 61,000 bpd of crude oil were throughput at this terminal.

•	Golden Eagle Wharf Facility (Martinez, California). This wharf facility is located on the Sacramento River near Tesoro’s Golden Eagle refinery and consists of a single-berth dock and related pipelines. This facility does not have crude oil or refined products storage capacity and receives refined products from Tesoro’s Golden Eagle refinery through interconnecting pipelines for delivery to third-party marine vessels. This facility will require substantial capital improvements, which may be in excess of $100.0 million, in order to maintain compliance with various governmental regulations after 2011. Total throughput capacity for the facility is estimated to be approximately 50,000 bpd. For the year ended December 31, 2009, approximately 28,500 bpd of crude oil were throughput at this terminal.

•	Tesoro Alaska Pipeline (Nikiski, Alaska). This common carrier pipeline consists of approximately 69 miles of 10-inch pipeline with capacity to transport approximately 48,000 bpd of refined products from Tesoro’s Kenai refinery to the Anchorage airport and to a receiving station at the Port of Anchorage that is connected to our Anchorage terminal. From the receiving station, refined products are delivered to our Anchorage terminal and other third-party terminals. For the year ended December 31, 2009, approximately 31,000 bpd of refined products were transported through this pipeline.

•	Nikiski Dock and Storage Facility (Nikiski, Alaska). This single-berth dock and storage facility is located at Tesoro’s Kenai refinery and includes five crude oil storage tanks with a combined capacity of approximately 930,000 barrels, a ballast water treatment facility and associated pipelines, pumps and metering stations. The dock and storage facility receive crude oil from marine tankers and from local production fields via pipeline and truck, and deliver refined products from the refinery to third-party marine vessels. For the year ended December 31, 2009, approximately 54,000 bpd of crude oil and 20,000 bpd of refined products were transported through this facility.

•	Nikiski Refined Products Terminal (Nikiski, Alaska). This terminal is located at Tesoro’s Kenai refinery and consists of a truck loading rack with two loading bays connected by pipeline to Tesoro’s Kenai refinery and six refined product storage tanks with a combined capacity of 211,000 barrels. For the year ended December 31, 2009, approximately 2,600 bpd of refined products were throughput at this terminal.

•	Los Angeles Crude Oil and Refined Products Pipeline System (Los Angeles, California). This pipeline system, located in the Los Angeles, California metropolitan area, consists of nine separate DOT-regulated pipelines totaling approximately 17 miles in length that transport crude oil, feedstocks and fuel oils to and from Tesoro’s Los Angeles refinery, Tesoro’s Long Beach terminal and various third party facilities. For the year ended December 31, 2009, approximately 30,800 bpd of crude oil and 14,400 bpd of refined products were transported through this pipeline system.

•	Anacortes Refined Products Terminal (Anacortes, Washington). This terminal is located at Tesoro’s Anacortes refinery and consists of a truck loading rack with two loading bays that receive diesel fuel from storage tanks located at Tesoro’s Anacortes refinery. This terminal does not have refined product storage capacity. For the year ended December 31, 2009, approximately 1,700 bpd of diesel fuel were throughput at this terminal.

•	Anacortes Marine Terminal and Storage Facility (Anacortes, Washington). This marine terminal and storage facility is located at Tesoro’s Anacortes refinery and consists of a crude oil and refined products wharf facility, as well as four storage tanks for crude oil and heavy products (one of which is currently out of service) with a combined storage capacity of 1.4 million barrels. The marine terminal and storage facility receives crude oil and other feedstocks from marine vessels and third-party pipelines for delivery to Tesoro’s Anacortes refinery. The facility also delivers refined products from the refinery to third-party marine vessels. For the year ended December 31, 2009, approximately 54,000 bpd of crude oil and refined products were throughput at this terminal.

•	Long Beach Marine Terminal (Long Beach, California). This marine terminal is leased from the Port of Long Beach, California and consists of a dock with two vessel berths. This terminal receives crude oil and other feedstocks from marine vessels for delivery to Tesoro’s Los Angeles refinery and other third-party refineries, and receives refined and intermediate products from the Los Angeles refinery for delivery to third-party marine vessels. For the year ended December 31, 2009, approximately 104,200 bpd of crude oil and refined and intermediate products were throughput at this terminal.

The consummation and timing of any acquisition by us of the assets covered by our right of first offer will depend upon, among other things, Tesoro’s decision to sell an asset covered by the right of first offer, our ability to reach an agreement with Tesoro on price and other terms and our ability to obtain financing on acceptable terms. Accordingly, we can provide no assurance whether, when or on what terms we will be able to successfully consummate any future acquisitions pursuant to our right of first offer, and Tesoro is under no obligation to accept any offer that we may choose to make.

Indemnification.  Under the omnibus agreement, Tesoro Alaska Company and Tesoro Refining and Marketing Company, each of which is a wholly-owned subsidiary of Tesoro Corporation, will indemnify us for all known and unknown environmental and toxic tort liabilities associated with the operation of our assets and occurring before the closing of this offering. Tesoro Alaska Company’s indemnification obligations will cover only those liabilities relating to our Alaska assets and operations, while Tesoro Refining and Marketing Company’s indemnification obligations will extend to the rest of our assets and operations. Indemnification for unknown environmental and toxic tort liabilities will be limited to liabilities occurring on or before the closing of this offering and identified prior to the earlier of the fifth anniversary of the closing of this offering and the date that Tesoro no longer controls our general partner (provided that, in any event, such date shall not be earlier than the second anniversary of the closing of this offering), and will be subject to a $250,000 aggregate annual deductible before we are entitled to indemnification in any calendar year.

Tesoro will also indemnify us for liabilities relating to:

•	the assets contributed to us, other than environmental and toxic tort liabilities, that arise out of the ownership or operation of the assets prior to the closing of this offering and that are asserted during the period ending on the tenth anniversary of the closing of this offering;

•	certain defects in title to the assets contributed to us and failure to obtain certain consents and permits necessary to conduct our business, in each case that are identified prior to the earlier of the fifth anniversary of the closing of this offering and the date that Tesoro no longer controls our general partner (provided that, in any event, such date shall not be earlier than the second anniversary of the closing of this offering), subject to a $250,000 aggregate annual deductible before we are entitled to indemnification in any calendar year;

•	legal actions related to the assets contributed to us that are currently pending against Tesoro; and

•	events and conditions associated with any assets retained by Tesoro.

We have agreed to indemnify Tesoro for events and conditions associated with the operation of our assets that occur after the closing of this offering and for environmental and toxic tort liabilities related to our assets to the extent Tesoro is not required to indemnify us as described above.

Reimbursement of Expenses and Completion of Certain Projects by Tesoro.  Tesoro Refining and Marketing Company, a wholly owned subsidiary of Tesoro Corporation, will reimburse us for any operating expenses and capital expenditures related to certain repairs and maintenance on our High Plains system and our terminals. We will be reimbursed only for repairs and maintenance resulting from our first routine inspections occurring after the closing of this offering on the trunk line segments of, and all tankage on, our

High Plains system and at all of our refined product terminals. These inspections are necessary in order to comply with DOT pipeline integrity management rules and certain American Petroleum Institute storage tank standards. Additionally, Tesoro Refining and Marketing Company will reimburse us for certain costs in excess of agreed thresholds incurred in connection with renewing our current control center services agreement, entering into a new similar agreement with another third party or providing replacement services.

License of Name and Trademark.  Tesoro will grant us a nontransferable, nonexclusive, royalty free right and license to use the name “Tesoro” and any associated or related marks for as long as Tesoro controls our general partner.

Operational Services Agreement

Upon the closing of this offering, we will enter into an operational services agreement with Tesoro under which Tesoro will provide our pipelines, terminals and storage facilities with certain operational services, such as security, fire and safety, maintenance and certain environmental services (such as permitting and wastewater management). We will reimburse Tesoro for any direct costs actually incurred by Tesoro in providing these services, except to the extent that Tesoro otherwise provides such services in support of its own assets. In addition, we will pay Tesoro an annual service fee, initially in the amount of $0.2 million, for services performed by certain of Tesoro’s field-level employees at our Mandan terminal and Salt Lake City storage facility. Tesoro will adjust this service fee annually at a rate up to the percentage change in the consumer price index or, with the approval of our conflicts committee, by any greater amount as may be determined by Tesoro.

We may terminate any of the services provided by Tesoro upon 90 days’ prior written notice. The operational services agreement will have an initial term of 10 years and may be renewed for two additional five-year terms at Tesoro’s option. Tesoro may terminate the agreement if Tesoro no longer controls our general partner. Neither party may assign its rights or obligations under the agreement, except that Tesoro will be permitted to subcontract any of the services provided to us under the agreement, provided the services continue to be performed in a manner consistent with the better of past practices or industry standards.

Commercial Agreements with Tesoro

Under our various commercial agreements with Tesoro, we will provide various pipeline transportation, trucking, terminal distribution and storage services to Tesoro, and Tesoro will commit to provide us with minimum monthly throughput volumes of crude oil and refined products. We believe the terms and conditions under these agreements are generally no less favorable to either party than those that could have been negotiated with unaffiliated parties with respect to similar services. Tesoro’s obligations under these commercial agreements will not terminate if Tesoro and its affiliates no longer own our general partner. Our commercial agreements include provisions that permit Tesoro to suspend, reduce or terminate its obligations under the applicable agreement if certain events occur. These events include Tesoro deciding to permanently or indefinitely suspend refining operations at one or more of its refineries, as well as our being subject to certain force majeure events that would prevent us from performing required services under the applicable agreement. These force majeure events include acts of God, strikes, lockouts or other industrial disturbances, wars, riots, fires, floods, storms, orders of courts or governmental authorities, explosions, terrorist acts, breakage, accident to machinery, storage tanks or lines of pipe and inability to obtain or unavoidable delays in obtaining material or equipment and similar events or circumstances, so long as such events or circumstances are beyond our reasonable control and could not have been prevented by our due diligence.

High Plains Pipeline Transportation Services Agreement

We will enter into a pipeline transportation services agreement with Tesoro under which we will agree to transport crude oil on our High Plains pipeline system to Tesoro’s Mandan refinery. Under the agreement, Tesoro will be obligated to transport an average of at least 49,000 bpd of crude oil per month at the NDPSC committed rates from North Dakota origin points to Tesoro’s Mandan refinery. Based on this minimum throughput commitment and the pro forma weighted average committed NDPSC tariff rates on the trunk line segments of our High Plains pipeline system for the twelve months ended September 30, 2010, Tesoro would have paid us approximately $1.6 million per month under this agreement. We will charge Tesoro fees at the lower NDPSC uncommitted tariff rates for any volumes shipped from North Dakota origin points in excess of the minimum throughput commitment, and we will charge Tesoro at the FERC tariff rates for any volumes shipped from Montana and other interstate origin points to the Mandan refinery. We will also charge Tesoro an uncommitted pumpover services fee of approximately $0.14 per barrel on each barrel that we inject into our High Plains pipeline system from adjacent tanks, as well as uncommitted gathering fees that vary by gathering pipeline segment for each barrel of crude oil gathered by our collector pipelines feeding our main pipeline system.

Each month, Tesoro is obligated to pre-pay an estimated amount representing Tesoro’s aggregate estimated committed transportation fee for that month. The estimated prepayment is calculated by multiplying Tesoro’s minimum throughput commitment for such month by the weighted average committed tariff rate paid by Tesoro for the total volumes it shipped from North Dakota origin points on our High Plains pipeline system during the full month prior to the month in which the prepayment is made. The weighted average committed tariff rate is derived from the published committed tariff rates for each of the North Dakota origin points on our High Plains pipeline system and the actual volumes shipped from each origin point in the applicable period. Any volumes shipped by Tesoro from North Dakota origin points in excess of its minimum volume commitment will be charged at the applicable published uncommitted NDPSC tariff rate and will not be factored into weighted average committed tariff rates used to calculate future prepayments or shortfall payments.

If Tesoro fails to transport aggregate volumes from North Dakota origin points equal to its minimum throughput commitment during any calendar month, then Tesoro will pay us a shortfall payment equal to the volume of the shortfall multiplied by the weighted average committed tariff rate paid by Tesoro for that month. The amount of any shortfall payment paid by Tesoro will be credited against any amounts owed by Tesoro for the transportation of volumes from North Dakota origin points in excess of its minimum throughput commitment during any of the succeeding three months. Following such three-month period, any remaining portion of that shortfall credit will expire.

Following the end of each month, we will add any shortfall payment owed by Tesoro to, or deduct any applicable shortfall credit from, the actual aggregate intrastate tariffs owed by Tesoro for that month in order to determine the total intrastate shipment fees owed by Tesoro. If total intrastate fees owed by Tesoro for that month are greater than the amount prepaid by Tesoro for that month, then Tesoro will pay us the difference. If, however, the total amount prepaid by Tesoro for that month is greater than the total intrastate fees owed by Tesoro for the month, then we will refund Tesoro the difference. Any fees incurred by Tesoro for interstate shipments, pumpover fees and gathering fees will be in addition to the intrastate shipment fees and will be paid by Tesoro separately.

We will file with FERC and NDPSC to adjust our tariff rates annually at a rate equal to the percentage change in any inflationary index promulgated by FERC, in accordance with FERC’s indexing methodology. If FERC terminates its indexing methodology, we will file to adjust our tariff rates annually by a percentage equal to the change in the consumer price index. Tesoro has agreed not to challenge, or to cause others to challenge or assist others in challenging, our tariffs for the term of the agreement. However, this agreement does not prevent future shippers from challenging our tariffs and any related proration rules and, if any challenge were successful, Tesoro’s minimum volume commitment under our High Plains pipeline transportation services agreement could be invalidated, and all of the volumes shipped on our High Plains pipeline system would be at the lower uncommitted tariff rate.

If new laws or regulations that affect the services that we provide to Tesoro under this agreement are enacted or promulgated that require us to make substantial and unanticipated capital expenditures, the agreement will provide us with the right to file for an increased tariff rate to cover Tesoro’s proportionate share of the cost of complying with these laws or regulations, after we have made efforts to mitigate their effect. We will also have the right to file for an increased tariff rate to recover the amounts of any taxes (other than income taxes, gross receipt taxes and similar taxes) we incur on Tesoro’s behalf for the services we provide to Tesoro under the agreement to the extent permitted by law. We and Tesoro will negotiate in good faith to agree on the level of the increased tariff rate. In addition, under the agreement, Tesoro will reimburse us for any costs or expenses associated with or related to any pipeline hydrotest commenced during the 2011 calendar year on the trunk line segment of our High Plains pipeline system extending from Ramburg, North Dakota to Tesoro’s Mandan refinery, including any necessary repairs to, or replacement of, the trunk line in order to maintain capacity of at least 70,000 bpd.

Under the agreement, in accordance with the loss allowance provisions of our tariffs, we are permitted to retain 0.2% of the crude oil shipped on our High Plains pipeline system and, in addition, Tesoro will bear any crude oil volume losses in excess of that amount. To the extent that actual losses are less than 0.2% during any month, Tesoro will repurchase from us the difference between the actual losses and the 0.2% allowance at a price equal to that calendar month’s average for West Texas Intermediate (Light Sweet Crude) oil, as quoted on the New York Mercantile Exchange (NYMEX WTI), less a specified discount.

Tesoro is not permitted to suspend or reduce its obligations under the agreement in connection with the shutdown of its Mandan refinery for scheduled turnarounds or other regular servicing or maintenance. If, however, Tesoro decides to permanently or indefinitely suspend refining operations at the Mandan refinery for a period that will continue for at least 12 consecutive months, then Tesoro may terminate the agreement on no less than 12 months’ prior written notice to us, unless Tesoro has publicly announced its intent to resume operations at the Mandan refinery more than two months prior to the expiration of the 12-month notice period. During the 12-month notice period, Tesoro will continue to owe shortfall payments for any calendar month in which it does not transport aggregate volumes equal to its minimum throughput commitment. The amount of the shortfall payment for any month in which Tesoro does not transport any volumes will be based on Tesoro’s minimum throughput commitment for that month multiplied by the weighted average committed tariff rate paid by Tesoro during the 12 months prior to Tesoro’s announcement of the suspension of refining operations at the Mandan refinery. Tesoro may deduct from such shortfall payment the aggregate amount of any amounts paid by Tesoro during that month for transportation of crude oil on our High Plains pipeline system.

If a force majeure event occurs, we must provide Tesoro with written notice of the force majeure event and identify the approximate length of time we believe that force majeure event will continue. If we believe that a force majeure event will continue for 12 consecutive months or more, we and Tesoro will each have the right to terminate the agreement on no less than 12 months’ prior written notice to the other party. However, if we receive a termination notice from Tesoro and notify Tesoro within 30 days that we reasonably believe in good faith that we will be able to provide the suspended services under the agreement within a reasonable period of time, then Tesoro’s termination notice will be deemed revoked and the agreement will continue in full force and effect as if the termination notice had never been given.

This agreement will have an initial term of 10 years and may be renewed for two additional five-year terms at Tesoro’s option. Upon the expiration or termination of the agreement, Tesoro will have a limited right of first refusal to enter into a new agreement with us on commercial terms that are equal to or more favorable to us than any commercial terms offered to us by a third party, so long as such right of first refusal does not violate any law or regulatory policy then in effect. This agreement may be assigned by us or Tesoro only with the other party’s prior written consent, except that we or Tesoro may assign this agreement without the other party’s prior written consent in connection with our sale of our High Plains pipeline system or Tesoro’s sale of the Mandan refinery, respectively, and only if the transferee agrees to assume all of the assigning party’s obligations under the agreement and is financially and operationally capable of fulfilling the assigning party’s obligations under the agreement. In addition, we may not assign this agreement to one of Tesoro’s competitors.

High Plains Trucking Transportation Services Agreement

We will enter into a trucking transportation services agreement with Tesoro under which we will coordinate the collection, transportation and delivery of crude oil acquired by Tesoro in Montana and North Dakota and intended for delivery by truck into our High Plains pipeline system or other delivery points as mutually agreed upon. We will also provide Tesoro with related accounting and data services under the agreement. For these services, Tesoro will be obligated to pay us an initial $2.72 per-barrel transportation fee. In addition, Tesoro will be obligated to use our trucking services for a minimum volume of crude oil equal to an average of 22,000 bpd per month. Based on the minimum volume commitment and the initial per-barrel transportation fee, Tesoro would have paid us approximately $1.8 million per month under this agreement.

We will charge Tesoro separate uncommitted tank usage fees of approximately $0.14 per barrel on each barrel that is delivered by truck to our proprietary tanks located adjacent to injection points along our High Plains pipeline system. The per-barrel fees that we will charge Tesoro will be adjusted annually by a percentage equal to the change in the consumer price index. We will also have the right to impose a monthly surcharge to cover any increase in fuel prices (based on the applicable average monthly index price for diesel fuel), as well as a mileage-based surcharge to the extent that the average number of miles driven by trucks we dispatch in connection with providing services under the agreement increases in any month by more than 5.0% over the average miles driven during the immediately preceding three-month period.

If Tesoro fails to use us to gather, transport and deliver an amount of crude oil equal to its minimum throughput commitment during any calendar month, then Tesoro will pay us a shortfall payment for the volume of any shortfall. The shortfall payment will be equal to the volume of the shortfall multiplied by the per-barrel fee. The amount of any shortfall payment paid by Tesoro will be credited against any amounts owed by Tesoro for volumes we gather, transport and deliver in excess of its minimum throughput commitment during any of the succeeding three months. Following such three-month period, any remaining portion of that shortfall credit will expire. Any volumes we gather, transport and deliver in excess of Tesoro’s minimum throughput commitment will be charged at the same per-barrel rate.

If we expand or extend our High Plains pipeline system to any production location for volumes of crude oil that Tesoro is at that time paying us to gather by truck, then Tesoro will be entitled to a proportionate reduction in Tesoro’s minimum throughput commitment to account for those volumes.

Tesoro will pay (or reimburse us for) all taxes (other than income taxes, gross receipt taxes and similar taxes) that we incur on Tesoro’s behalf for the services we provide to Tesoro under the agreement. Furthermore, if new laws or regulations that affect the services that we provide to Tesoro under this agreement are enacted or promulgated that require us to make substantial and unanticipated capital expenditures, the agreement will provide us with the right to impose a monthly surcharge to cover Tesoro’s proportionate share of the cost of complying with these laws or regulations, after we have made efforts to mitigate their effect. We and Tesoro will negotiate in good faith to agree on the level of the monthly surcharge. Under this agreement, we will have no obligation to measure volume gains and losses, and will have no liability for physical losses that may result from the transportation of Tesoro’s crude oil through trucks we dispatch.

Tesoro is not permitted to suspend or reduce its obligations under the agreement in connection with the shutdown of its Mandan refinery for scheduled turnarounds or other regular servicing or maintenance. If, however, Tesoro decides to permanently or indefinitely suspend refining operations at the Mandan refinery for a period that will continue for at least 12 consecutive months, then Tesoro may terminate the agreement on no less than 12 months’ prior written notice to us, unless Tesoro has publicly announced its intent to resume operations at the Mandan refinery more than two months prior to the expiration of the 12-month notice period. During the 12-month notice period, Tesoro will continue to owe shortfall payments for any calendar month in which it does not transport aggregate volumes equal to its minimum throughput commitment.

If a force majeure event occurs, we must provide Tesoro with written notice of the force majeure event and identify the approximate length of time we believe that force majeure event will continue. If we believe that a force majeure event will continue for 12 consecutive months or more, we and Tesoro will each have the right to terminate the agreement on no less than 12 months’ prior written notice to the other party. However, if we receive a termination notice from Tesoro and notify Tesoro within 30 days that we reasonably believe in good faith that we will be able to gather, transport and deliver Tesoro’s minimum throughput commitment within a reasonable period of time, then Tesoro’s termination notice will be deemed revoked and the agreement will continue in full force and effect as if the termination notice had never been given.

This agreement will have an initial term of two years and will automatically be extended for successive two-year terms, up to a maximum of 10 years, unless earlier terminated by us or Tesoro no later than three months prior to the expiration of any term. Upon the termination or expiration of the agreement, Tesoro will have a limited right of first refusal to enter into a new agreement with us on commercial terms that are equal to or more favorable to us than any commercial terms offered to us by a third party. This agreement may be assigned by us or Tesoro only with the other party’s prior written consent, except that we or Tesoro may assign this agreement without the other party’s prior written consent in connection with our sale of our truck gathering operation or Tesoro’s sale of the Mandan refinery, respectively, and only if the transferee agrees to assume all of the assigning party’s obligations under the agreement and is financially and operationally capable of fulfilling the assigning party’s obligations under the agreement. In addition, we may not assign this agreement to one of Tesoro’s competitors.

Master Terminalling Services Agreement

We will enter into a master terminalling services agreement with Tesoro under which Tesoro will be obligated to throughput minimum volumes of refined products equal to an aggregate average of 100,000 bpd per month at our eight refined products terminals. We will charge throughput fees for each barrel distributed through our terminals. We will also charge Tesoro separate fees, ranging from $0.05 to $1.05 per barrel, for providing ancillary services such as ethanol blending and additive injection. Based on Tesoro’s minimum throughput commitment and the pro forma weighted average per barrel terminalling fee (which includes throughput fees and related ancillary services fees) for the twelve months ended September 30, 2010, Tesoro would have paid us approximately $2.4 million per month under this agreement.

The fees we will charge Tesoro will be adjusted annually by a percentage equal to the change in the consumer price index. Tesoro will reimburse us for any cleaning, degassing or other preparation of storage tanks requested by Tesoro.

If Tesoro fails to throughput an amount of refined products equal to its minimum throughput commitment during any calendar month, then Tesoro will pay us a shortfall payment equal to the volume of the shortfall multiplied by the weighted average throughput fee (including any ancillary services fees) incurred by Tesoro during that month. The amount of any shortfall payment paid by Tesoro will be credited against any payments owed by Tesoro during any of the following three months to the extent that Tesoro’s throughput exceeds its minimum throughput commitment for that month. Following such three-month period, any remaining portion of that shortfall credit will expire.

Tesoro will pay (or reimburse us for) all taxes (other than income taxes, gross receipt taxes and similar taxes) that we incur on Tesoro’s behalf for the services we provide to Tesoro under the agreement. Furthermore, if new laws or regulations that affect the services that we provide to Tesoro under this agreement are enacted or promulgated that require us to make substantial and unanticipated capital expenditures, the agreement will provide us with the right to impose a monthly surcharge to cover Tesoro’s proportionate share of the cost of complying with these laws or regulations, after we have made efforts to mitigate their effect. We and Tesoro will negotiate in good faith to agree on the level of the monthly surcharge.

Under the agreement, we are permitted to retain 0.25% of the refined products we handle for Tesoro at our Anchorage, Boise, Burley, Stockton and Vancouver terminals, and we will bear any refined product volume losses in excess of that amount. To the extent that actual losses are less than 0.25% during any month, Tesoro will repurchase from us the difference between the actual losses and the 0.25% allowance at a price equal to the average local rack price for the applicable commodity for that month, less a specified discount. For all of our other terminals, we will have no obligation to measure volume gains and losses, and will have no liability for or benefit from physical losses or gains.

Tesoro is not permitted to suspend or reduce its obligations under the agreement in connection with the shutdown of a refinery for scheduled turnarounds or other regular servicing or maintenance. If, however, Tesoro decides to permanently or indefinitely suspend refining operations at any of its refineries for a period that will continue for at least 12 consecutive months, then Tesoro may terminate its rights and obligations relating to the affected terminals under the agreement on no less than 12 months’ prior written notice to us, unless Tesoro has publicly announced its intent to resume operations at the applicable refinery more than two months prior to the expiration of the 12-month notice period. During the 12-month notice period, for any month in which Tesoro does not throughput any volumes of refined products at an affected terminal, Tesoro’s minimum volume commitment will be reduced by a stipulated proportionate volume for the affected terminal, provided that Tesoro will pay us a monthly curtailment fee calculated by multiplying the number of days in the month times the stipulated volume for the affected terminal times the weighted average throughput fee (including any ancillary services fees) incurred by Tesoro at the affected terminal during the 12 calendar months prior to Tesoro’s announcement of the suspension of refinery operations. A separate shortfall fee calculation will be made for each applicable month based on Tesoro’s reduced minimum volume commitment and Tesoro’s throughput volumes at the unaffected terminals. Upon the expiration of the 12-month notice period, Tesoro will no longer owe us any curtailment fees and will have no throughput obligation with respect to the affected terminal, and Tesoro’s adjusted minimum volume commitment will apply only to our unaffected terminals.

If a force majeure event occurs, we must provide Tesoro with written notice of the force majeure event and identify the approximate length of time we believe that force majeure event will continue. If we believe that a force majeure event will continue for 12 consecutive months or more, we and Tesoro will each have the right to terminate the services under the agreement on no less than 12 months’ prior written notice to the other party, but only with respect to the affected terminal. However, if we receive a termination notice from Tesoro and notify Tesoro within 30 days that we reasonably believe in good faith that we will be able to resume the suspended services under the agreement within a reasonable period of time, then Tesoro’s termination notice will be deemed revoked and the agreement will continue in full force and effect as if the termination notice had never been given. If services relating to any terminal are terminated because of a force majeure, Tesoro will be permitted to reduce its minimum throughput commitment by an amount equal to a stipulated proportionate volume for the affected terminal.

This agreement will have an initial term of 10 years and may be renewed for two additional five-year terms at Tesoro’s option. Upon the termination or expiration of the agreement, Tesoro will have a limited right of first refusal to enter into a new agreement with us on commercial terms that are equal to or more favorable to us than any commercial terms offered to us by a third party. This agreement may be assigned by us or Tesoro only with the other party’s prior written consent, except that we or Tesoro may assign this agreement, in whole or in party, without the other party’s prior written consent in connection with our sale of one or more of our terminals or Tesoro’s sale of a refinery associated with one of our terminals, respectively, and only if the transferee agrees to assume all of the assigning party’s obligations under the agreement with respect to the terminal(s) and rights assigned and is financially and operationally capable of fulfilling the assigning party’s obligations under the agreement. In addition, we may not assign all or part of the agreement to one of Tesoro’s competitors. If either we or Tesoro assign rights and obligations under the agreement relating to a specific terminal, then Tesoro’s minimum volume commitment will be reduced by the amount of the stipulated volume for that terminal, and both our and Tesoro’s obligations will continue with respect to the remaining terminals and Tesoro’s adjusted minimum volume commitment. In such a case, the rights and obligations relating to any applicable terminal, and its stipulated volume, would be novated into an agreement with the assignee, and that assignee would then become responsible for performance of the obligations relating to that terminal.

Short-Haul Pipeline Transportation Service Agreement

We will enter into short-haul pipeline transportation services agreement with Tesoro under which Tesoro will pay us a $0.25 per-barrel transportation fee for transporting minimum volumes of crude oil and refined products equal to an average of 54,000 bpd per month on our five Salt Lake City short-haul pipelines. Based on Tesoro’s minimum throughput commitment and the initial per-barrel transportation fee, Tesoro would have paid us approximately $0.4 million per month under this agreement.

If Tesoro fails to ship an amount of crude oil and refined products equal to its full minimum throughput commitment during any calendar month, then Tesoro will pay us a shortfall payment equal to the volume of the shortfall multiplied by the per-barrel transportation fee. The amount of any shortfall payment paid by

Tesoro will be credited against any amounts owed by Tesoro for the transportation of volumes in excess of its minimum throughput commitment on our five Salt Lake City short-haul pipelines during any of the succeeding three months. Following such three-month period, Tesoro will no longer be permitted to credit any part of the shortfall payment against any amounts owed by Tesoro. Any volumes we transport in excess of Tesoro’s minimum throughput commitment will be charged at the same per-barrel rate.

We will adjust the $0.25 per-barrel transportation fee annually by a percentage equal to the change in the consumer price index. Tesoro has agreed not to challenge, or to cause others to challenge or assist others in challenging, our requested exemption from FERC regulation for our short-haul pipelines for the term of the agreement. If FERC denies our requested exemption and asserts jurisdiction over transportation service on our short-haul pipelines, then we would be required to provide services under a tariff, in which case the agreement and the per-barrel transportation fee may be adjusted to conform to FERC requirements. In such a case, we and Tesoro would be required to negotiate appropriate changes to the terms of the agreement to restore to each party the economic benefits expected prior to FERC’s assertion of jurisdiction. Please read “Business — Rate and Other Regulation” beginning on page 114 for information regarding our plans to request an exemption from FERC regulation for our short-haul pipelines.

Under this agreement, we will have no obligation to measure volume gains and losses, and will have no liability for physical losses that may result from the transportation of Tesoro’s crude oil and refined products our through our crude oil and refined product short-haul pipelines. Tesoro will pay (or reimburse us for) all taxes (other than income taxes, gross receipt taxes and similar taxes) that we incur on Tesoro’s behalf for the services we provide to Tesoro under the agreement. If new laws or regulations that affect the services that we provide to Tesoro under this agreement are enacted or promulgated that require us to make substantial and unanticipated capital expenditures, the agreement will provide us with the right to impose a monthly surcharge to cover Tesoro’s proportionate share of the cost of complying with these laws or regulations, after we have made efforts to mitigate their effect. We and Tesoro will negotiate in good faith to agree on the level of the monthly surcharge.

Tesoro is not permitted to suspend or reduce its obligations under the agreement in connection with the shutdown of its Salt Lake City refinery for scheduled turnarounds or other regular servicing or maintenance. If, however, Tesoro decides to permanently or indefinitely suspend refining operations at the Salt Lake City refinery for a period that will continue for at least 12 consecutive months, then Tesoro may terminate the agreement on no less than 12 months’ prior written notice to us, unless Tesoro has publicly announced its intent to resume operations at the Salt Lake City refinery more than two months prior to the expiration of the 12-month notice period. During the 12-month notice period, Tesoro will continue to owe shortfall payments for any calendar month in which it does not transport aggregate volumes equal to its minimum throughput commitment.

If a force majeure event occurs, we must provide Tesoro with written notice of the force majeure event and identify the approximate length of time we believe that force majeure event will continue. If we believe that a force majeure event will continue for 12 consecutive months or more, we and Tesoro will each have the right to terminate the agreement on no less than 12 months’ prior written notice to the other party. However, if we receive a termination notice from Tesoro and notify Tesoro within 30 days that we reasonably believe in good faith that we will be able to transport Tesoro’s minimum throughput commitment within a reasonable period of time, then Tesoro’s termination notice will be deemed revoked and the agreement will continue in full force and effect as if the termination notice had never been given.

This agreement will have an initial term of 10 years and may be renewed for two additional five-year terms at Tesoro’s option. Upon the termination or expiration of the agreement, Tesoro will have a limited right of first refusal to enter into a new agreement with us on commercial terms that are equal to or more favorable to us than any commercial terms offered to us by a third party. This agreement may be assigned by us or Tesoro only with the other party’s prior written consent, except that we or Tesoro may assign this agreement without the other party’s prior written consent in connection with our sale of all of our short-haul pipelines or Tesoro’s sale of its Salt Lake City refinery, respectively, and only if the transferee agrees to assume all of the assigning party’s obligations under the agreement and is financially and operationally capable of fulfilling the assigning party’s obligations under the agreement. In addition, we may not assign this agreement to a competitor of Tesoro.

Salt Lake City Storage and Transportation Services Agreement

We will also enter into a storage and transportation services agreement with Tesoro under which Tesoro will pay us a $0.50 per-barrel fee per month for storing crude oil and refined products at our Salt Lake City storage facility and transporting crude oil and refined products between the storage facility and Tesoro’s Salt Lake City refinery through our four interconnecting pipelines. Tesoro’s fees under this agreement will be for the use of the existing shell capacity of our storage facility (currently 878,000 barrels) and the existing capacity on our four interconnecting pipelines, regardless of whether Tesoro fully utilizes all of its contracted capacity. We will have the right to adjust Tesoro’s per-barrel fee annually by a percentage equal to the change in the consumer price index.

Tesoro’s obligation to pay the monthly fees will apply through the term of the agreement, regardless of the actual volumes of crude oil and refined products that we store and transport for Tesoro. At the end of the term or as otherwise requested by Tesoro, Tesoro will also reimburse us for any cleaning, degassing or other preparation of storage tanks. Tesoro will bear any crude oil or refined product volume losses that may result from the storage or transportation of Tesoro’s crude oil and refined products at our storage facility and through our interconnecting pipelines, respectively. In addition, Tesoro will pay (or reimburse us for) all taxes (other than income taxes, gross receipt taxes and similar taxes) that we incur on Tesoro’s behalf for the services we provide to Tesoro under the agreement. Furthermore, if new laws or regulations that affect the services that we provide to Tesoro under this agreement are enacted or promulgated that require us to make substantial and unanticipated capital expenditures, the agreement will provide us with the right to impose a monthly surcharge to cover Tesoro’s proportionate share of the cost of complying with these laws or regulations, after we have made efforts to mitigate their effect. We and Tesoro will negotiate in good faith to agree on the level of the monthly surcharge.

Under this agreement, we will have no obligation to measure volume gains and losses, and will have no liability for physical losses that may result from the storage or transportation of Tesoro’s crude oil and refined products at our storage facility or on our interconnecting pipelines, respectively.

Tesoro is not permitted to suspend or reduce its obligations under the agreement in connection with the shutdown of its Salt Lake City refinery for scheduled turnarounds or other regular servicing or maintenance. If, however, Tesoro decides to permanently or indefinitely suspend refining operations at the Salt Lake City refinery for a period that will continue for at least 12 consecutive months, then Tesoro may terminate the agreement on no less than 12 months’ prior written notice to us, unless Tesoro has publicly announced its intent to resume operations at the Salt Lake City refinery more than two months prior to the expiration of the 12-month notice period. During the 12-month period, Tesoro will be obligated to pay the full amount of any monthly fees due under the agreement.

If a force majeure event occurs, we must provide Tesoro with written notice of the force majeure event and identify the approximate length of time we believe that force majeure event will continue. If we believe that a force majeure event will continue for 12 consecutive months or more, we and Tesoro will each have the right to terminate the agreement on no less than 12 months’ prior written notice to the other party. However, if we receive a termination notice from Tesoro and notify Tesoro within 30 days that we reasonably believe in good faith that we will be able to resume the suspended services under the agreement within a reasonable period of time, then Tesoro’s termination notice will be deemed revoked and the agreement will continue in full force and effect as if the termination notice had never been given.

This agreement will have an initial term of 10 years and may be renewed for two additional five-year terms at Tesoro’s option. Upon the termination or expiration of the agreement, Tesoro will have a limited right of first refusal to enter into a new agreement with us on commercial terms that are equal to or more favorable to us than any commercial terms offered to us by a third party. This agreement may be assigned by us or Tesoro only with the other party’s prior written consent, except that we or Tesoro may assign this agreement without the other party’s prior written consent in connection with our sale of our Salt Lake City storage facility or Tesoro’s sale of its Salt Lake City refinery, respectively, and only if the transferee agrees to assume all of the assigning party’s obligations under the agreement and is financially and operationally capable of fulfilling the assigning party’s obligations under the agreement. In addition, we may not assign this agreement to one of Tesoro’s competitors.

Procedures for Review, Approval and Ratification of Related Person Transactions

The board of directors of our general partner will adopt a code of business conduct and ethics in connection with the closing of this offering that will provide that the board of directors of our general partner or its authorized committee will periodically review all related person transactions that are required to be disclosed under SEC rules and, when appropriate, initially authorize or ratify all such transactions. In the event that the board of directors of our general partner or its authorized committee considers ratification of a related person transaction and determines not to so ratify, the code of business conduct and ethics will provide that our management will make all reasonable efforts to cancel or annul the transaction.

The code of business conduct and ethics will provide that, in determining whether or not to recommend the initial approval or ratification of a related person transaction, the board of directors of our general partner or its authorized committee should consider all of the relevant facts and circumstances available, including (if applicable) but not limited to: (i) whether there is an appropriate business justification for the transaction; (ii) the benefits that accrue to us as a result of the transaction; (iii) the terms available to unrelated third parties entering into similar transactions; (iv) the impact of the transaction on a director’s independence (in the event the related person is a director, an immediate family member of a director or an entity in which a director or an immediately family member of a director is a partner, shareholder, member or executive officer); (v) the availability of other sources for comparable products or services; (vi) whether it is a single transaction or a series of ongoing, related transactions; and (vii) whether entering into the transaction would be consistent with the code of business conduct and ethics.

The code of business conduct and ethics described above will be adopted in connection with the closing of this offering, and as a result the transactions described above were not reviewed under such policy.

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates, including Tesoro, on the one hand, and us and our unaffiliated limited partners, on the other hand. The directors and executive officers of our general partner have fiduciary duties to manage our general partner in a manner beneficial to its owners. At the same time, our general partner has a fiduciary duty to manage us in a manner beneficial to us and our unitholders.

Whenever a conflict arises between our general partner or its affiliates, on the one hand, and us and our limited partners, on the other hand, our general partner will resolve that conflict. Our partnership agreement contains provisions that modify and limit our general partner’s fiduciary duties to our unitholders. Our partnership agreement also restricts the remedies available to unitholders for actions taken by our general partner that, without those limitations, might constitute breaches of its fiduciary duty.

Our general partner will not be in breach of its obligations under the partnership agreement or its fiduciary duties to us or our unitholders if the resolution of the conflict is:

•	approved by our conflicts committee, although our general partner is not obligated to seek such approval;

•	approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner and any of its affiliates;

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	fair and reasonable to us, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us.

Our general partner may, but is not required to, seek the approval of such resolution from our conflicts committee. In connection with a situation involving a conflict of interest, any determination by our general partner involving the resolution of the conflict of interest must be made in good faith, provided that, if our general partner does not seek approval from our conflicts committee and its board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third and fourth bullet points above, then it will be presumed that, in making its decision, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict is specifically provided for in our partnership agreement, our general partner or our conflicts committee may consider any factors it determines in good faith to consider when resolving a conflict. When our partnership agreement requires someone to act in good faith, it requires that person to believe that he is acting in, or not opposed to, the best interests of the partnership.

Conflicts of interest could arise in the situations described below, among others.

Affiliates of our general partner, including Tesoro, may compete with us.

Our partnership agreement provides that our general partner will be restricted from engaging in any business activities other than acting as our general partner (or as general partner of another company of which we are a partner or member) or those activities incidental to its ownership of interests in us. However, except as provided in the omnibus agreement, certain affiliates of our general partner, including Tesoro, are not prohibited from engaging in other businesses or activities, including those that might compete with us.

Pursuant to the terms of our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, will not apply to our general partner or any of its affiliates, including its executive officers, directors and Tesoro. Any such person or entity that becomes aware of a potential transaction, agreement, arrangement or other matter that may be an opportunity for us will not have any duty to communicate or offer such opportunity to us. Any such person or entity will not be liable to us or to any limited partner for breach of any fiduciary duty or other duty by reason of the fact that such person or entity pursues or acquires such opportunity for itself, directs such opportunity to another person or entity or does not communicate such opportunity or information to us. Therefore, except as provided in the omnibus agreement, Tesoro may compete with us for acquisition opportunities and may own an interest in entities that compete with us.

Our general partner is allowed to take into account the interests of parties other than us, such as Tesoro, in resolving conflicts.

Our partnership agreement contains provisions that reduce the fiduciary standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Examples include the exercise of our general partner’s limited call right, its voting rights with respect to the units it owns, its registration rights and its determination whether or not to consent to any merger or consolidation of the partnership.

Our partnership agreement limits the liability and reduces the fiduciary duties owed by our general partner, and also restricts the remedies available to our unitholders for actions that, without those limitations, might constitute breaches of its fiduciary duty.

In addition to the provisions described above, our partnership agreement contains provisions that restrict the remedies available to our unitholders for actions that might otherwise constitute breaches of our general partner’s fiduciary duty. For example, our partnership agreement:

•	provides that our general partner shall not have any liability to us or our unitholders for decisions made in its capacity as general partner so long as such decisions are made in good faith, which requires that our general partner believes that the decision was in, or not opposed to, our best interest;

•	provides generally that affiliated transactions and resolutions of conflicts of interest not approved by our conflicts committee and not involving a vote of unitholders must either be (1) on terms no less favorable to us than those generally being provided to or available from unrelated third parties or (2) “fair and reasonable” to us, as determined by our general partner in good faith, provided that, in determining whether a transaction or resolution is “fair and reasonable,” our general partner may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us; and

•	provides that our general partner and its executive officers and directors will not be liable for monetary damages to us or our limited partners resulting from any act or omission unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or its executive officers or directors acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that their conduct was criminal.

Except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval.

Under our partnership agreement, our general partner has full power and authority to do all things, other than those items that require unitholder approval or with respect to which our general partner has sought conflicts committee approval, on such terms as it determines to be necessary or appropriate to conduct our business including, but not limited to, the following:

•	the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into our securities, and the incurring of any other obligations;

•	the purchase, sale or other acquisition or disposition of our securities, or the issuance of additional options, rights, warrants and appreciation rights relating to our securities;

•	the mortgage, pledge, encumbrance, hypothecation or exchange of any or all of our assets;

•	the negotiation, execution and performance of any contracts, conveyances or other instruments;

•	the distribution of our cash;

•	the selection and dismissal of employees and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

•	the maintenance of insurance for our benefit and the benefit of our partners;

•	the formation of, or acquisition of an interest in, the contribution of property to, and the making of loans to, any limited or general partnership, joint venture, corporation, limited liability company or other entity;

•	the control of any matters affecting our rights and obligations, including the bringing and defending of actions at law or in equity, otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense, the settlement of claims and litigation;

•	the indemnification of any person against liabilities and contingencies to the extent permitted by law;

•	the making of tax, regulatory and other filings, or the rendering of periodic or other reports to governmental or other agencies having jurisdiction over our business or assets; and

•	the entering into of agreements with any of its affiliates to render services to us or to itself in the discharge of its duties as our general partner.

Our partnership agreement provides that our general partner must act in “good faith” when making decisions on our behalf, and our partnership agreement further provides that in order for a determination to be made in “good faith,” our general partner must believe that the determination is in, or not opposed to, our best interests. Please read “The Partnership Agreement — Voting Rights” beginning on page 162 for information regarding matters that require unitholder approval.

Actions taken by our general partner may affect the amount of cash available for distribution to unitholders or accelerate the right to convert subordinated units.

The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding such matters as:

•	the amount and timing of asset purchases and sales;

•	cash expenditures;

•	borrowings;

•	the issuance of additional units; and

•	the creation, reduction or increase of reserves in any quarter.

Our general partner determines the amount and timing of any capital expenditures and whether a capital expenditure is classified as a maintenance capital expenditure, which reduces operating surplus, or expansion or investment capital expenditures, which do not reduce operating surplus. This determination can affect the amount of cash that is distributed to our unitholders and to our general partner and the ability of the subordinated units to convert into common units.

In addition, our general partner may use an amount, initially equal to $      million, which would not otherwise constitute available cash from operating surplus, in order to permit the payment of cash distributions on its units and incentive distribution rights. All of these actions may affect the amount of cash distributed to our unitholders and our general partner and may facilitate the conversion of subordinated units into common units. Please read “Provisions of our Partnership Agreement Relating to Cash Distributions” beginning on page 62.

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our unitholders, including borrowings that have the purpose or effect of:

•	enabling our general partner or its affiliates to receive distributions on any subordinated units held by them or the incentive distribution rights; or

•	accelerating the expiration of the subordination period.

For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and our subordinated units, our partnership agreement permits us to borrow funds, which would enable us to make this distribution on all outstanding units. Please read “Provisions of our Partnership Agreement Relating to Cash Distributions — Subordination Period” beginning on page 65.

Our partnership agreement provides that we and our subsidiaries may borrow funds from our general partner and its affiliates. Our general partner and its affiliates may not borrow funds from us, or our operating company and its operating subsidiaries.

We will reimburse our general partner and its affiliates for expenses.

We will reimburse our general partner and its affiliates, including Tesoro, for costs incurred in managing and operating our business and affairs. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us, and it will charge on a fully allocated cost basis for services provided to us. The fully allocated basis charged by our general partner does not include a profit component. We will also enter into an omnibus agreement and an operational services agreement with Tesoro that will address our reimbursement of our general partner and its affiliates for these costs and services. Please read “Certain Relationships and Related Party Transactions” beginning on page 138.

Contracts between us, on the one hand, and our general partner and its affiliates, on the other hand, will not be the result of arm’s-length negotiations.

Our partnership agreement allows our general partner to determine, in good faith, any amounts to pay itself or its affiliates for any services rendered to us. Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf. While we believe the terms and conditions under our agreements with Tesoro are generally no less favorable to either party than those that could have been negotiated with unaffiliated parties with respect to similar services, neither our partnership agreement nor any of the other agreements, contracts, and arrangements between us and our general partner and its affiliates are or will be the result of arm’s-length negotiations. Similarly, agreements, contracts or arrangements between us and our general partner and its affiliates that are entered into following the closing of this offering will not be required to be negotiated on an arm’s-length basis, although our general partner may determine that our conflicts committee should make a determination on our behalf with respect to such arrangements.

Our general partner will determine, in good faith, the terms of any agreements, contracts or arrangement that we enter into after the close of this offering.

Our general partner and its affiliates will have no obligation to permit us to use any facilities or assets of our general partner and its affiliates, except as may be provided in contracts entered into specifically for such use. There is no obligation of our general partner and its affiliates to enter into any contracts of this kind.

Our general partner intends to limit its liability regarding our obligations.

Our general partner intends to limit its liability under contractual arrangements so that counterparties to such agreements have recourse only against our assets and not against our general partner or its assets or any affiliate of our general partner or its assets. Our partnership agreement provides that any action taken by our general partner to limit its liability is not a breach of our general partner’s fiduciary duties, even if we could have obtained terms that are more favorable without the limitation on liability.

Common units are subject to our general partner’s limited call right.

Our general partner may exercise its right to call and purchase common units, as provided in our partnership agreement, or may assign this right to one of its affiliates or to us. Our general partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. As a result, a common unitholder may have to sell his common units at an undesirable time or price. Please read “The Partnership Agreement — Limited Call Right” beginning on page 170.

Common unitholders will have no right to enforce obligations of our general partner and its affiliates under agreements with us.

Any agreements between us, on the one hand, and our general partner and its affiliates, on the other hand, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

The attorneys, independent accountants and others who perform services for us have been retained by our general partner. Attorneys, independent accountants and others who perform services for us are selected by our general partner or our conflicts committee and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the holders of common units in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.

Our general partner may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to our general partner’s incentive distribution rights without the approval of our conflicts committee or our unitholders. This election may result in lower distributions to our common unitholders in certain situations.

Our general partner has the right, at any time when there are no subordinated units outstanding and it has received distributions on its incentive distribution rights at the highest level to which it is entitled (48.0%, in addition to distributions paid on its 2.0% general partner interest) for each of the prior four consecutive fiscal quarters, to reset the initial target distribution levels at higher levels based on our distributions at the time of the exercise of the reset election. Furthermore, our general partner has the right to transfer our incentive distribution rights at any time, and such transferee shall have the same rights as the general partner relative to resetting target distributions if our general partner concurs that the tests for resetting target distributions have been fulfilled. Following a reset election, the minimum quarterly distribution will be adjusted to equal the reset minimum quarterly distribution, and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution.

We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion; however, it is possible that our general partner could exercise this reset election at a time when we are experiencing declines in our aggregate cash distributions or at a time when our general partner expects that we will experience declines in our aggregate cash distributions in the foreseeable future. In such situations, our general partner may be experiencing, or may expect to experience, declines in the cash distributions it receives related to its incentive distribution rights and may therefore desire to be issued our common units, which are entitled to specified priorities with respect to our distributions and which therefore may be more advantageous for the general partner to own in lieu of the right to receive incentive distribution payments based on target distribution levels that are less certain to be achieved in the then current business environment. As a result, a reset election may cause our common unitholders to experience dilution in the amount of cash distributions that they would have otherwise received had we not issued new common units to our general partner in connection with resetting the target distribution levels related to our general partner’s incentive distribution rights. Please read “Provisions of our Partnership Agreement Relating to Cash Distributions — Distributions of Available Cash — General Partner Interest and Incentive Distribution Rights” beginning on page 67.

Fiduciary Duties

Our general partner is accountable to us and our unitholders as a fiduciary. Fiduciary duties owed to unitholders by our general partner are prescribed by law and the partnership agreement. The Delaware Act provides that Delaware limited partnerships may, in their partnership agreements, modify or eliminate, except for the contractual covenant of good faith and fair dealing, the fiduciary duties owed by the general partner to limited partners and the partnership.

Our partnership agreement contains various provisions restricting the fiduciary duties that might otherwise be owed by our general partner. We have adopted these provisions to allow our general partner or its affiliates to engage in transactions with us that would otherwise be prohibited by state-law fiduciary standards and to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. Without such modifications, such transactions could result in violations of our general partner’s state-law fiduciary duty standards. We believe this is appropriate and necessary because the board of directors of our general partner has fiduciary duties to manage our general partner in a manner beneficial both to its owners as well as to our unitholders. Without these modifications, our general partner’s ability to make decisions involving conflicts of interest would be restricted. The modifications to the fiduciary standards enable our general partner to take into consideration the interests of all parties involved, so long as the resolution is fair and reasonable to us. These modifications also enable our general partner to attract and retain experienced and capable directors. These modifications disadvantage the common unitholders because they restrict the rights and remedies that would otherwise be available to unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below, and permit our general partner to take into account the interests of third parties in addition to our interests when resolving conflicts of interest. The following is a summary of the material restrictions of the fiduciary duties owed by our general partner to the limited partners:

State law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally prohibit a general partner of a Delaware limited partnership from taking any action or engaging in any transaction where a conflict of interest is present.

Partnership agreement modified standards	Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues as to compliance with fiduciary duties or applicable law. For example, our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in “good faith” and will not be subject to any other standard under applicable law. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or our limited partners whatsoever. These standards reduce the obligations to which our general partner would otherwise be held.

Our partnership agreement generally provides that affiliated transactions and resolutions of conflicts of interest not involving a vote of unitholders or that are not approved by our conflicts committee must be:

• on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

• “fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

If our general partner does not seek approval from our conflicts committee and its board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the bullet points above, then it will be presumed that, in making its decision, the board of directors, which may include board members affected by the conflict of interest, acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards reduce the obligations to which our general partner would otherwise be held.

In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement further provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that our general partner or its officers and directors acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was unlawful.

Rights and remedies of unitholders	The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. These actions include actions against a general partner for breach of its fiduciary duties or of the partnership agreement. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of himself and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

By purchasing our common units, each common unitholder automatically agrees to be bound by the provisions in our partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner to sign a partnership agreement does not render the partnership agreement unenforceable against that person.

Under our partnership agreement, we must indemnify our general partner and its officers, directors and managers, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was unlawful. We also must provide this indemnification for criminal proceedings when our general partner or these other persons acted with no knowledge that their conduct was unlawful. Thus, our general partner could be indemnified for its negligent acts if it met the requirements set forth above. To the extent that these provisions purport to include indemnification for liabilities arising under the Securities Act of 1933, or the Securities Act, in the opinion of the SEC, such indemnification is contrary to public policy and therefore unenforceable. Please read “The Partnership Agreement — Indemnification” on page 172.

DESCRIPTION OF THE COMMON UNITS

The Units

The common units and the subordinated units represent limited partner interests in us. The holders of units are entitled to participate in partnership distributions and exercise the rights or privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units and subordinated units in and to partnership distributions, please read this section and “Cash Distribution Policy and Restrictions on Distributions.” For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, please read “The Partnership Agreement” beginning on page 162.

Transfer Agent and Registrar

Duties

American Stock Transfer & Trust Company, LLC will serve as registrar and transfer agent for our common units. We pay all fees charged by the transfer agent for transfers of common units, except the following that must be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a holder of a common unit; and

•	other similar fees or charges.

There is no charge to unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal

The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and has accepted the appointment within 30 days after notice of the resignation or removal, the general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

Upon the transfer of a common unit in accordance with our partnership agreement, the transferee of the common unit shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in our books and records. Each transferee:

•	represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	automatically becomes bound by the terms and conditions of, and is deemed to have executed, our partnership agreement; and

•	gives the consents, waivers and approvals contained in our partnership agreement, such as the approval of all transactions and agreements that we are entering into in connection with our formation and this offering.

Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and any transfers are subject to the laws governing the transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in our partnership for the transferred common units.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the common unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

THE PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement, a form of which is included as Appendix A to this prospectus. We will provide prospective investors with a copy of this agreement upon request at no charge.

We summarize the following provisions of the partnership agreement elsewhere in this prospectus:

•	with regard to distributions of available cash, please read “Cash Distribution Policy and Restrictions on Distributions” beginning on page 49;

•	with regard to the transfer of common units, please read “Description of the Common Units — Transfer of Common Units” beginning on page 160; and

•	with regard to allocations of taxable income and taxable loss, please read “Material Federal Income Tax Consequences” beginning on page 175.

Organization and Duration

We were organized on December 3, 2010 and have a perpetual existence.

Purpose

Our purpose under the partnership agreement is limited to any business activity that is approved by our general partner and that lawfully may be conducted by a limited partnership organized under Delaware law, provided that our general partner shall not cause us to engage, directly or indirectly, in any business activity that the general partner determines would be reasonably likely to cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.

Although our general partner has the ability to cause us, our principal operating subsidiary or its subsidiaries to engage in activities other than the gathering, transportation and storage of crude oil and the terminalling, transportation and storage of refined products, our general partner has no current plans to do so. The general partner is authorized in general to perform all acts deemed necessary to carry out our purposes and to conduct our business.

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under ‘‘— Limited Liability.”

Voting Rights

The following matters require the unitholder vote specified below. Matters requiring the approval of a “unit majority” require:

•	during the subordination period, the approval of a majority of our common units, excluding those common units held by our general partner and its affiliates, and a majority of the subordinated units, voting as separate classes; and

•	after the subordination period, the approval of a majority of our common units.

Issuance of additional common units or units senior, equal to or junior in rank to our common units	No approval rights.

Amendment of the partnership agreement	Certain amendments may be made by the general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. See “— Amendment of the Partnership Agreement” beginning on page 165.

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority. See “— Merger, Sale or Other Disposition of Assets” on page 167.

Dissolution of our partnership	Unit majority. See “— Termination and Dissolution” on page 167.

Reconstitution of our partnership upon dissolution	Unit majority. See “— Termination and Dissolution” on page 167.

Withdrawal of the general partner	Under most circumstances, the approval of a majority of our common units, excluding common units held by the general partner and its affiliates, is required for the withdrawal of the general partner prior to , 2021 in a manner which would cause a dissolution of our partnership. See “— Withdrawal or Removal of the General Partner” beginning on page 168.

Removal of the general partner	Not less than 66 2/3% of the outstanding common and subordinated units, voting as a single class, including units held by our general partner and its affiliates. See “— Withdrawal or Removal of the General Partner” beginning on page 168.

Transfer of the general partner interest	Our general partner may transfer all, but not less than all, of its general partner interest in us without a vote of our unitholders to an affiliate or another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets to such person. The approval of a majority of our common units, excluding common units held by the general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to , 2021. See “— Transfer of General Partner Interests” on page 169.

Transfer of incentive distribution rights	Our general partner or its affiliates or a subsequent holder may transfer any or all of its incentive distribution rights without unitholder approval.

Transfer of ownership interests in the general partner	No approval required at any time. See “— Transfer of Ownership Interests in General Partner” on page 169.

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that he otherwise acts in conformity with the provisions of the partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the limited partners as a group:

•	to remove or replace the general partner;

•	to approve some amendments to the partnership agreement; or

•	to take other action under the partnership agreement;

constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as the general partner. This liability would extend to persons who transact business with us who reasonably believe that the limited partner is a general partner. Neither the partnership agreement nor the Delaware Act specifically provides for legal recourse against the general partner if a limited partner were to lose limited liability through any fault of the general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except the assignee is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.

Our subsidiaries conduct business in nine states. Maintenance of our limited liability as the sole member of our principal operating subsidiary may require compliance with legal requirements in the jurisdictions in which our principal operating subsidiary conducts business, including qualifying our subsidiaries to do business there.

Limitations on the liability of limited partners for the obligations of a limited partner have not been clearly established in many jurisdictions. If, by virtue of our membership interest in the operating company or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace the general partner, to approve some amendments to the partnership agreement, or to take other action under the partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as the general partner under the circumstances. We will operate in a manner that the general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Securities

Our partnership agreement authorizes us to issue an unlimited number of additional partnership securities for the consideration and on the terms and conditions determined by our general partner without the approval of the unitholders.

It is possible that we will fund acquisitions through the issuance of additional common units, subordinated units or other partnership securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units or other partnership securities may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership securities that, as determined by our general partner, may have special voting rights to which the common units are not entitled. In addition, our partnership agreement does not prohibit our subsidiaries from issuing equity securities, which may effectively rank senior to the common units.

Upon issuance of additional partnership securities (other than the issuance of partnership securities issued in connection with a reset of the incentive distribution target levels relating to our general partner’s incentive distribution rights, the issuance of partnership securities upon conversion of outstanding partnership securities or the issuance of partnership securities pursuant to the underwriters’ option to purchase additional common units), our general partner will be entitled, but not required, to make additional capital contributions to the extent necessary to maintain its 2.0% general partner interest in us. Our general partner’s 2.0% interest in us will be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 2.0% general partner interest. Moreover, our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other partnership securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain the percentage interest of the general partner and its affiliates, including such interest represented by common and subordinated units, that existed immediately prior to each issuance. The holders of common units will not have preemptive rights to acquire additional common units or other partnership securities.

Amendment of the Partnership Agreement

General

Amendments to the partnership agreement may be proposed only by or with the consent of the general partner, which consent may be given or withheld in its sole discretion, except as discussed below. In order to adopt a proposed amendment, other than the amendments discussed below, the general partner must seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as we describe below, an amendment must be approved:

•	during the subordination period, by a majority of our common units, excluding those common units held by our general partner and its affiliates, and a majority of the subordinated units, voting as separate classes; and

•	after the subordination period, by a majority of our common units.

We refer to the voting provisions described above as a “unit majority.”

Prohibited Amendments

No amendment may be made that would:

(1) enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or

(2) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to the general partner or any of its affiliates without the consent of the general partner, which may be given or withheld at its option.

The provision of the partnership agreement preventing the amendments having the effects described in clauses (1) and (2) above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class. Upon completion of this offering, Tesoro will own     % of the outstanding common and subordinated units.

No Unitholder Approval

The general partner may generally make amendments to the partnership agreement without the approval of any limited partner or assignee to reflect:

(1) a change in our name, the location of our principal place of business, our registered agent or our registered office;

(2) the admission, substitution, withdrawal, or removal of partners in accordance with the partnership agreement;

(3) a change that, in the sole discretion of the general partner, is necessary or appropriate for us to qualify or to continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we, our principal operating subsidiary, nor its subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

(4) an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents, or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or plan asset regulations adopted under the Employee Retirement Income Security Act of 1974 (ERISA), whether or not substantially similar to plan asset regulations currently applied or proposed;

(5) subject to the limitations on the issuance of additional partnership securities described above, an amendment that in the discretion of the general partner is necessary or advisable for the authorization of additional partnership securities or rights to acquire partnership securities;

(6) any amendment expressly permitted in the partnership agreement to be made by the general partner acting alone;

(7) an amendment effected, necessitated, or contemplated by a merger agreement that has been approved under the terms of the partnership agreement;

(8) any amendment that, in the discretion of the general partner, is necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership, or other entity, as otherwise permitted by the partnership agreement;

(9) a change in our fiscal year or taxable year and related changes; or

(10) any other amendments substantially similar to any of the matters described in (1) through (9) above.

In addition, the general partner may make amendments to the partnership agreement without the approval of any limited partner or assignee if those amendments, in the discretion of the general partner:

(1) do not adversely affect the limited partners (or any particular class of limited partners) in any material respect;

(2) are necessary or advisable to satisfy any requirements, conditions, or guidelines contained in any opinion, directive, order, ruling, or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

(3) are necessary or advisable to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline, or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;

(4) are necessary or advisable for any action taken by the general partner relating to splits or combinations of units under the provisions of the partnership agreement; or

(5) are required to effect the intent expressed in this prospectus or the intent of the provisions of the partnership agreement or are otherwise contemplated by the partnership agreement.

Opinion of Counsel and Unitholder Approval

Our general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners or result in our being treated as an entity for federal income tax purposes if one of the amendments described above under “— No Unitholder Approval” should occur. No other amendments to the partnership agreement will become effective without the approval of holders of at least 90% of the common units and subordinated units unless we obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of limited partners constituting not less than the voting requirement sought to be reduced.

Merger, Sale, or Other Disposition of Assets

A merger or consolidation of us requires the consent of the general partner. However, our general partner will have no duty or obligation to consent to any merger, consolidation or conversion and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners.

In addition, the partnership agreement generally prohibits the general partner, without the prior approval of the holders of units representing a unit majority, from causing us to, among other things, sell, exchange, or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation, or other combination, or approving on our behalf the sale, exchange, or other disposition of all or substantially all of the assets of our subsidiaries. The general partner may, however, mortgage, pledge, hypothecate, or grant a security interest in all or substantially all of our assets without that approval. The general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without that approval.

If conditions specified in the partnership agreement are satisfied, the general partner may merge us or any of our subsidiaries into, or convey some or all of our assets to, a newly formed entity if the sole purpose of that merger or conveyance is to change our legal form into another limited liability entity. The unitholders are not entitled to dissenters’ rights of appraisal under the partnership agreement or applicable Delaware law in the event of a merger or consolidation, a sale of substantially all of our assets, or any other transaction or event.

Termination and Dissolution

We will continue as a limited partnership until terminated under the partnership agreement. We will dissolve upon:

(1) the election of the general partner to dissolve us, if approved by the holders of units representing a unit majority;

(2) the entry of a decree of judicial dissolution of Tesoro Logistics LP; or

(3) the withdrawal or removal of our general partner or any other event that results in its ceasing to be the general partner other than by reason of a transfer of its general partner interest in accordance with the partnership agreement or withdrawal or removal following approval and admission of a successor.

Upon a dissolution under clause (3), the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, may also elect, within specific time limitations, to reconstitute us and continue our business on the same terms and conditions described in the partnership agreement by forming a new limited partnership on terms identical to those in the partnership agreement and having as general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

(1) the action would not result in the loss of limited liability of any limited partner; and

(2) neither Tesoro Logistics LP, its principal operating subsidiary, or any of our other subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue (to the extent not previously taxed as such).

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are reconstituted and continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of the general partner that the liquidator deems necessary or desirable in its judgment, liquidate our assets and apply the proceeds of the liquidation as provided in “Provisions of our Partnership Agreement Relating to Cash Distributions — Distributions of Cash Upon Liquidation” beginning on page 73. The liquidator may defer liquidation of our assets for a reasonable period or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to the partners.

Withdrawal or Removal of the General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to          , 2021 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by the general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after          , 2021, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of the partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days’ notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates other than the general partner and its affiliates. In addition, the partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read “— Transfer of General Partner Interest” on page 169 and “— Transfer of Incentive Distribution Rights” on page 169.

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by the general partner of all or a part of its general partner interest in us, the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up, and liquidated, unless within 90 days after that withdrawal, the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, agree in writing to continue our business and to appoint a successor general partner. Please read “— Termination and Dissolution” on page 167.

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding common and subordinated units, voting together as a single class, including units held by the general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units and subordinated units, voting as separate classes. The ownership of more than 33 1/3% of the outstanding common units and subordinated units by our general partner and its affiliates would give it the practical ability to prevent its removal. At the closing of this offering, our general partner and its affiliates will own     % of the outstanding common units and subordinated units.

Our partnership agreement also provides that if Tesoro Logistics GP, LLC is removed as our general partner under circumstances where cause does not exist and units held by the general partner and its affiliates are not voted in favor of that removal:

•	the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

•	any existing arrearages in payment of the minimum quarterly distribution on our common units will be extinguished; and

•	the general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

In the event of removal of the general partner under circumstances where cause exists or withdrawal of the general partner where that withdrawal violates the partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where the general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and its incentive distribution rights for the fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest and its incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interest

Except for transfer by our general partner of all, but not less than all, of its general partner interest in us to:

•	an affiliate of the general partner (other than an individual), or

•	another entity as part of the merger or consolidation of the general partner with or into another entity or the transfer by the general partner of all or substantially all of its assets to another entity, our general partner may not transfer all or any part of its general partner interest in us to another person prior to , 2021 without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by the general partner and its affiliates. As a condition of this transfer, the transferee must, among other things, assume the rights and duties of the general partner, agree to be bound by the provisions of the partnership agreement, and furnish an opinion of counsel regarding limited liability and tax matters.

Our general partner and its affiliates may at any time transfer units to one or more persons, without unitholder approval, except that they may not transfer subordinated units to us.

Transfer of Ownership Interests in General Partner

At any time, the members of our general partner may sell or transfer all or part of their respective membership interests in our general partner to an affiliate or a third party without the approval of our unitholders.

Transfer of Incentive Distribution Rights

Our general partner or its affiliates or a subsequent holder may transfer any or all of its incentive distribution rights without unitholder approval.

Change of Management Provisions

The partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Tesoro Logistics GP, LLC as our general partner or otherwise change management.

If any person or group other than the general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the units with the prior approval of the board of directors.

The partnership agreement also provides that if the general partner is removed under circumstances where cause does not exist and units held by the general partner and its affiliates are not voted in favor of that removal:

•	the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

•	any existing arrearages in payment of the minimum quarterly distribution on our common units will be extinguished; and

•	the general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

Limited Call Right

If at any time the general partner and its affiliates hold more than 75% of the then-issued and outstanding partnership securities of any class, the general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining partnership securities of the class held by unaffiliated persons as of a record date to be selected by the general partner, on at least 10 but not more than 60 days notice. The purchase price in the event of this purchase is the greater of: (1) the highest cash price paid by either of the general partner or any of its affiliates for any partnership securities of the class purchased within the 90 days preceding the date on which the general partner first mails notice of its election to purchase those partnership securities; and (2) the current market price as of the date three days before the date the notice is mailed.

As a result of the general partner’s right to purchase outstanding partnership securities, a holder of partnership securities may have his partnership securities purchased at an undesirable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please read “Material Federal Income Tax Consequences — Disposition of Common Units” beginning on page 184.

Meetings; Voting

Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, unitholders who are record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited. In the case of common units held by the general partner on behalf of non-citizen assignees, the general partner will distribute the votes on those common units in the same ratios as the votes of limited partners on other units are cast.

The general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by the general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Each record holder of a unit has a vote according to his percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “— Issuance of Additional Securities” beginning on page 164. However, if at any time any person or group, other than the general partner and its affiliates, or a direct or subsequently approved transferee of the general partner or its affiliates, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum, or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Except as the partnership agreement otherwise provides, subordinated units will vote together with common units as a single class.

Any notice, demand, request, report, or proxy material required or permitted to be given or made to record holders of common units under the partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner

By transfer of common units in accordance with our partnership agreement, each transferee of common units will be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in our books and records. Except as described above under “— Limited Liability” beginning on page 163, the common units will be fully paid, and unitholders will not be required to make additional contributions.”

Non-Citizen Assignees; Redemption

If our general partner, with the advice of counsel, determines we are subject to U.S. federal, state or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any limited partner, then our general partner may adopt such amendments to our partnership agreement as it determines necessary or advisable to:

•	obtain proof of the nationality, citizenship or other related status of our member (and their owners, to the extent relevant); and.

•	permit us to redeem the units held by any person whose nationality, citizenship or other related status creates substantial risk of cancellation or forfeiture of any property or who fails to comply with the procedures instituted by our general partner to obtain proof of the nationality, citizenship or other related status. The redemption price in the case of such a redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption.

A non-citizen assignee will not have the right to direct the voting of his units and may not receive distributions in kind upon our liquidation.

Non-Taxpaying Assignees; Redemption

To avoid any adverse effect on the maximum applicable rates chargeable to customers by us under Federal Energy Regulatory Commission regulations, or in order to reverse an adverse determination that has occurred regarding such maximum applicable rate, our partnership agreement provides our general partner the power to amend the agreement. If our general partner, with the advice of counsel, determines that our not being treated as an association taxable as a corporation or otherwise taxable as an entity for U.S. federal income tax purposes, coupled with the tax status (or lack of proof thereof) of one or more of our limited partners, has, or is reasonably likely to have, a material adverse effect on the maximum applicable rates chargeable to customers by us, then our general partner may adopt such amendments to our partnership agreement as it determines necessary or advisable to:

•	obtain proof of the U.S. federal income tax status of our member (and their owners, to the extent relevant); and

•	permit us to redeem the units held by any person whose tax status has or is reasonably likely to have a material adverse effect on the maximum applicable rates or who fails to comply with the procedures instituted by our general partner to obtain proof of the U.S. federal income tax status. The redemption price in the case of such a redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption.

A non-taxpaying assignee will not have the right to direct the voting of his units and may not receive distributions in kind upon our liquidation.

Indemnification

Under the partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages, or similar events:

(1) the general partner;

(2) any departing general partner;

(3) any person who is or was an affiliate of the general partner of our general partner or any departing general partner;

(4) any person who is or was a member, partner, officer, director, employee, agent, or trustee of any entity described in (1), (2) or (3) above; or

(5) any person designated by the general partner of our general partner.

Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees in its sole discretion, the general partner will not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under the partnership agreement.

Books and Reports

The general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

We will furnish or make available to record holders of common units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 90 days after the close of each quarter.

We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.

Right to Inspect Our Books and Records

The partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable demand and at his own expense, have furnished to him:

(1) a current list of the name and last known address of each partner;

(2) a copy of our tax returns;

(3) information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner;

(4) copies of the partnership agreement, the certificate of limited partnership of the partnership, related amendments, and powers of attorney under which they have been executed;

(5) information regarding the status of our business and financial condition; and

(6) any other information regarding our affairs as is just and reasonable.

The general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which the general partner believes in good faith is not in our best interests or that we are required by law or by agreements with third parties to keep confidential.

Registration Rights

Under the partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units, or other partnership securities proposed to be sold by the general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of Tesoro Logistics GP, LLC as our general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions. Please read “Units Eligible for Future Sale” beginning on page 174.

UNITS ELIGIBLE FOR FUTURE SALE

After the sale of the common units offered by this prospectus, the general partner and its affiliates will hold an aggregate of           common units and           subordinated units. All of the subordinated units will convert into common units at the end of the subordination period. The sale of these common and subordinated units could have an adverse impact on the price of our common units or on any trading market that may develop.

The common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any common units held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1% of the total number of the securities outstanding; or

•	the average weekly reported trading volume of the common units for the four weeks prior to the sale.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned our common units for at least six months (provided we are in compliance with the current public information requirement), or one year (regardless of whether we are in compliance with the current public information requirement), would be entitled to sell those common units under Rule 144, subject only to the current public information requirement. After beneficially owning Rule 144 restricted units for at least one year, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale would be entitled to freely sell those common units without regard to the public information requirements, volume limitations, manner of sale provisions and notice requirements of Rule 144.

Our partnership agreement provides that, after the subordination period, we may issue an unlimited number of limited partner interests of any type without a vote of the unitholders at any time. The partnership agreement does not restrict our ability to issue equity securities ranking junior to our common units at any time. Any issuance of additional common units or other equity securities would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read “The Partnership Agreement — Issuance of Additional Securities” beginning on page 164.

Under our partnership agreement, our general partner and its affiliates will have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any units that they hold. Subject to the terms and conditions of the partnership agreement, these registration rights allow our general partner and its affiliates or their assignees holding any units to require registration of any of these units and to include any of these units in a registration by us of other units, including units offered by us or by any unitholder. Our general partner and its affiliates will continue to have these registration rights for two years following its withdrawal or removal as our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors, and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discount. Except as described below, our general partner and its affiliates may sell their units in private transactions at any time, subject to compliance with applicable laws.

Tesoro, Tesoro Logistics GP, LLC, our general partner, and the directors and executive officers of Tesoro Logistics GP, LLC have agreed not to sell any common units they beneficially own for a period of 180 days from the date of this prospectus. Please read “Underwriting” beginning on page 194 for a description of these lock-up provisions.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

This section is a summary of the material tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the U.S. and, unless otherwise noted in the following discussion, is the opinion of Latham & Watkins LLP, counsel to our general partner and us, insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law. This section is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), existing and proposed Treasury regulations promulgated under the Internal Revenue Code (the “Treasury Regulations”) and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to Tesoro Logistics LP and our operating subsidiaries.

The following discussion does not comment on all federal income tax matters affecting us or our unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the U.S. and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, IRAs, real estate investment trusts (REITs) or mutual funds. In addition, the discussion only comments, to a limited extent, on state, local, and foreign tax consequences. Accordingly, we encourage each prospective unitholder to consult his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of common units.

No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective unitholders. Instead, we will rely on opinions of Latham & Watkins LLP. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and our general partner and thus will be borne indirectly by our unitholders and our general partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

All statements as to matters of federal income tax law and legal conclusions with respect thereto, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Latham & Watkins LLP and are based on the accuracy of the representations made by us.

For the reasons described below, Latham & Watkins LLP has not rendered an opinion with respect to the following specific federal income tax issues: (i) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read “— Tax Consequences of Unit Ownership — Treatment of Short Sales” on page 181); (ii) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “— Disposition of Common Units — Allocations Between Transferors and Transferees” on page 185); and (iii) whether our method for depreciating Section 743 adjustments is sustainable in certain cases (please read “— Tax Consequences of Unit Ownership — Section 754 Election” beginning on page 182 and “— Uniformity of Units” beginning on page 186).

Partnership Status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable to the partnership or the partner unless the amount of cash distributed to him is in excess of the partner’s adjusted basis in his partnership interest. Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the transportation, processing, storage and marketing of crude oil, natural gas and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than     % of our current gross income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and our general partner and a review of the applicable legal authorities, Latham & Watkins LLP is of the opinion that at least 90% of our current gross income constitutes qualifying income. The portion of our income that is qualifying income may change from time to time.

No ruling has been or will be sought from the IRS and the IRS has made no determination as to our status or the status of our operating subsidiaries for federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Internal Revenue Code. Instead, we will rely on the opinion of Latham & Watkins LLP on such matters. It is the opinion of Latham & Watkins LLP that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below that:

•	We will be classified as a partnership for federal income tax purposes; and

•	Each of our operating subsidiaries will be disregarded as an entity separate from us for federal income tax purposes.

In rendering its opinion, Latham & Watkins LLP has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which Latham & Watkins LLP has relied include:

•	Neither we nor the operating subsidiaries has elected or will elect to be treated as a corporation;

•	For each taxable year, more than 90% of our gross income has been and will be income of the type that Latham & Watkins LLP has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code; and

•	We believe that these representations have been true in the past and expect that these representations will continue to be true in the future.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This deemed contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

If we were taxed as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to our unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as taxable dividend income, to the extent of our current and accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his common units, or taxable capital gain, after the unitholder’s tax basis in his common units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

The discussion below is based on Latham & Watkins LLP’s opinion that we will be classified as a partnership for federal income tax purposes.

Limited Partner Status

Unitholders of Tesoro Logistics LP will be treated as partners of Tesoro Logistics LP for federal income tax purposes. Also, unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as partners of Tesoro Logistics LP for federal income tax purposes.

A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read “— Tax Consequences of Unit Ownership — Treatment of Short Sales” on page 181.

Income, gain, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore appear to be fully taxable as ordinary income. These holders are urged to consult their tax advisors with respect to their tax consequences of holding common units in Tesoro Logistics LP. The references to “unitholders” in the discussion that follows are to persons who are treated as partners in Tesoro Logistics LP for federal income tax purposes.

Tax Consequences of Unit Ownership

Flow-Through of Taxable Income

Subject to the discussion below under “— Entity-Level Collections” beginning on page 179, we will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether we make cash distributions to him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year. Our taxable year ends on December 31.

Treatment of Distributions

Distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes, except to the extent the amount of any such cash distribution exceeds his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “— Disposition of Common Units” beginning on page 184. Any reduction in a unitholder’s share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution by us of cash to that unitholder. To the extent our distributions cause a unitholder’s “at-risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read “— Limitations on Deductibility of Losses” beginning on page 178.

A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. This deemed distribution may constitute a non-pro rata distribution. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture, depletion recapture and/or substantially appreciated “inventory items,” each as defined in the Internal Revenue Code, and collectively, “Section 751 Assets.” To that extent, the unitholder will be treated as having been distributed his proportionate share of the Section 751 Assets and then having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income, which will equal the excess of (i) the non-pro rata portion of that distribution over (ii) the unitholder’s tax basis (generally zero) for the share of Section 751 Assets deemed relinquished in the exchange.

Ratio of Taxable Income to Distributions

We estimate that a purchaser of common units in this offering who owns those common units from the date of closing of this offering through the record date for distributions for the period ending December 31, 2013, will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be     % or less of the cash distributed with respect to that period. Thereafter, we anticipate that the ratio of allocable taxable income to cash distributions to the unitholders will increase. These estimates are based upon the assumption that gross income from operations will approximate the amount required to make the minimum quarterly distribution on all units and other assumptions with respect to capital expenditures, cash flow, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, legislative, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct. The actual percentage of distributions that will constitute taxable income could be higher or lower than expected, and any differences could be material and could materially affect the value of the common units. For example, the ratio of allocable taxable income to cash distributions to a purchaser of common units in this offering will be greater, and perhaps substantially greater, than our estimate with respect to the period described above if:

•	gross income from operations exceeds the amount required to make minimum quarterly distributions on all units, yet we only distribute the minimum quarterly distributions on all units; or

•	we make a future offering of common units and use the proceeds of the offering in a manner that does not produce- substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering.

Basis of Common Units

A unitholder’s initial tax basis for his common units will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our debt that is recourse to our general partner to the extent of the general partner’s “net value” as defined in regulations under Section 752 of the Internal Revenue Code, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please read “— Disposition of Common Units — Recognition of Gain or Loss” beginning on page 184.

Limitations on Deductibility of Losses

The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder, estate, trust, or corporate unitholder (if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by or for five or fewer individuals or some tax-exempt organizations) to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than his tax basis. A common unitholder subject to these limitations must recapture losses deducted in previous years to the extent that distributions cause his at-risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction to the extent that his at-risk amount is subsequently increased, provided such losses do not exceed such common unitholder’s tax basis in his common units. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at-risk limitation but may not be offset by losses suspended by the basis limitation. Any loss previously suspended by the at-risk limitation in excess of that gain would no longer be utilizable.

In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by (i) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar arrangement and (ii) any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder’s at-risk amount will increase or decrease as the tax basis of the unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

In addition to the basis and at-risk limitations on the deductibility of losses, the passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally trade or business activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or a unitholder’s investments in other publicly traded partnerships, or salary or active business income. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive loss limitations are applied after other applicable limitations on deductions, including the at-risk rules and the basis limitation.

A unitholder’s share of our net income may be offset by any of our suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

Limitations on Interest Deductions

The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment or (if applicable) qualified dividend income. The IRS has indicated that the net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, the unitholder’s share of our portfolio income will be treated as investment income.

Entity-Level Collections

If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or our general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend our partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual unitholder in which event the unitholder would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction

In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among our general partner and the unitholders in accordance with their percentage interests in us. At any time that distributions are made to the common units in excess of distributions to the subordinated units, or incentive distributions are made to our general partner, gross income will be allocated to the recipients to the extent of these distributions. If we have a net loss, that loss will be allocated first to our general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to our general partner.

Specified items of our income, gain, loss and deduction will be allocated to account for (i) any difference between the tax basis and fair market value of our assets at the time of an offering and (ii) any difference between the tax basis and fair market value of any property contributed to us by the general partner and its affiliates that exists at the time of such contribution, together referred to in this discussion as the “Contributed Property.” The effect of these allocations, referred to as Section 704(c) Allocations, to a unitholder purchasing common units from us in this offering will be essentially the same as if the tax bases of our assets were equal to their fair market values at the time of this offering. In the event we issue additional common units or engage in certain other transactions in the future, “reverse Section 704(c) Allocations,” similar to the Section 704(c) Allocations described above, will be made to the general partner and all of our unitholders immediately prior to such issuance or other transactions to account for the difference between the “book” basis for purposes of maintaining capital accounts and the fair market value of all property held by us at the time of such issuance or future transaction. In addition, items of recapture income will be allocated to the extent possible to the unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the “Book-Tax Disparity,” will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has “substantial economic effect.” In any other case, a partner’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

•	his relative contributions to us;

•	the interests of all the partners in profits and losses;

•	the interest of all the partners in cash flow; and

•	the rights of all the partners to distributions of capital upon liquidation.

Latham & Watkins LLP is of the opinion that, with the exception of the issues described in “— Section 754 Election” beginning on page 182 and “— Disposition of Common Units — Allocations Between Transferors and Transferees” on page 185, allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.

Treatment of Short Sales

A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition.

As a result, during this period:

•	any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

•	any cash distributions received by the unitholder as to those units would be fully taxable; and

•	all of these distributions would appear to be ordinary income.

Because there is no direct or indirect controlling authority on the issue relating to partnership interests, Latham & Watkins LLP has not rendered an opinion regarding the tax treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and loaning their units. The IRS has previously announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please also read “— Disposition of Common Units — Recognition of Gain or Loss” beginning on page 184.

Alternative Minimum Tax

Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.

Tax Rates

Under current law, the highest marginal U.S. federal income tax rate applicable to ordinary income of individuals is 35% and the highest marginal U.S. federal income tax rate applicable to long-term capital gains (generally, capital gains on certain assets held for more than twelve months) of individuals is 15%. These rates are subject to change by new legislation at any time.

The recently enacted Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010 is scheduled to impose a 3.8% Medicare tax on certain net investment income earned by individuals, estates and trusts for taxable years beginning after December 31, 2012. For these purposes, net investment income generally includes a unitholder’s allocable share of our income and gain realized by a unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (i) the unitholder’s net investment income or (ii) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if the unitholder is married and filing separately) or $200,000 (in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (i) undistributed net investment income, or (ii) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins.

Section 754 Election

We will make the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS unless there is a constructive termination of the partnership. Please read “— Disposition of Common Units — Constructive Termination” on page 186. The election will generally permit us to adjust a common unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply with respect to a person who purchases common units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, the inside basis in our assets with respect to a unitholder will be considered to have two components: (i) his share of our tax basis in our assets (“common basis”) and (ii) his Section 743(b) adjustment to that basis.

We will adopt the remedial allocation method as to all our properties. Where the remedial allocation method is adopted, the Treasury Regulations under Section 743 of the Internal Revenue Code require a portion of the Section 743(b) adjustment that is attributable to recovery property that is subject to depreciation under Section 168 of the Internal Revenue Code and whose book basis is in excess of its tax basis to be depreciated over the remaining cost recovery period for the property’s unamortized Book-Tax Disparity. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code, rather than cost recovery deductions under Section 168, is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Under our partnership agreement, our general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these and any other Treasury Regulations. Please read “— Uniformity of Units” beginning on page 186.

We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized Book-Tax Disparity, or treat that portion as non-amortizable to the extent attributable to property which is not amortizable. This method is consistent with the methods employed by other publicly traded partnerships but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read “— Uniformity of Units” beginning on page 186. A unitholder’s tax basis for his common units is reduced by his share of our deductions (whether or not such deductions were claimed on an individual’s income tax return) so that any position we take that understates deductions will overstate the common unitholder’s basis in his common units, which may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “— Disposition of Common Units — Recognition of Gain or Loss” beginning on page 184. Latham & Watkins LLP is unable to opine as to whether our method for depreciating Section 743 adjustments is sustainable for property subject to depreciation under Section 167 of the Internal Revenue Code or if we use an aggregate approach as described above, as there is no direct or indirect controlling authority addressing the validity of these positions. Moreover, the IRS may challenge our position with respect to depreciating or amortizing the Section 743(b) adjustment we take to preserve the uniformity of the units. If such a challenge were sustained, the gain from the sale of units might be increased without the benefit of additional deductions.

A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built-in loss immediately after the transfer, or if we distribute property and have a substantial basis reduction. Generally, a built-in loss or a basis reduction is substantial if it exceeds $250,000.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally nonamortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year

We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than twelve months of our income, gain, loss and deduction. Please read “— Disposition of Common Units — Allocations Between Transferors and Transferees” on page 185.

Initial Tax Basis, Depreciation and Amortization

The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to (i) this offering will be borne by our general partner and its affiliates, and (ii) any other offering will be borne by our general partner and all of our unitholders as of that time. Please read “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction” on page 180.

To the extent allowable, we may elect to use the depreciation and cost recovery methods, including bonus depreciation to the extent available, that will result in the largest deductions being taken in the early years after assets subject to these allowances are placed in service. Please read “— Uniformity of Units” beginning on page 186. Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction” on page 180 and “— Disposition of Common Units — Recognition of Gain or Loss” beginning on page 184.

The costs we incur in selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. The underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties.  The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

Recognition of Gain or Loss

Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from us that in the aggregate were in excess of cumulative net taxable income for a common unit and, therefore, decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost.

Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held for more than twelve months will generally be taxed at a maximum U.S. federal income tax rate of 15%. However, a portion of this gain or loss, which will likely be substantial, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” we own. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in his entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling discussed above, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, he may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract;

in each case, with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees

In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which we refer to in this prospectus as the “Allocation Date.” However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

Although simplifying conventions are contemplated by the Internal Revenue Code and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations as there is no direct or indirect controlling authority on this issue. Recently, the Department of the Treasury and the IRS issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders, although such tax items must be prorated on a daily basis. Existing publicly traded partnerships are entitled to rely on these proposed Treasury Regulations; however, they are not binding on the IRS and are subject to change until final Treasury Regulations are issued. Accordingly, Latham & Watkins LLP is unable to opine on the validity of this method of allocating income and deductions between transferor and transferee unitholders because the issue has not been finally resolved by the IRS or the courts. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferor and transferee unitholders, as well as unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

Notification Requirements

A unitholder who sells any of his units is generally required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A purchaser of units who purchases units from another unitholder is also generally required to notify us in writing of that purchase within 30 days after the purchase. Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a purchase may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the U.S. and who effects the sale or exchange through a broker who will satisfy such requirements.

Constructive Termination

We will be considered to have been terminated for tax purposes if there are sales or exchanges which, in the aggregate, constitute 50% or more of the total interests in our capital and profits within a twelve-month period. For purposes of measuring whether the 50% threshold is reached, multiple sales of the same interest are counted only once. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. A constructive termination occurring on a date other than December 31 will result in us filing two tax returns (and unitholders could receive two Schedules K-1 if the relief discussed below is not available) for one fiscal year and the cost of the preparation of these returns will be borne by all common unitholders. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination. The IRS has recently announced a publicly traded partnership technical termination relief procedure whereby if a publicly traded partnership that has technically terminated requests publicly traded partnership technical termination relief and the IRS grants such relief, among other things, the partnership will only have to provide one Schedule K-1 to unitholders for the year notwithstanding two partnership tax years.

Uniformity of Units

Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please read “— Tax Consequences of Unit Ownership — Section 754 Election” beginning on page 182.

We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized Book-Tax Disparity, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, consistent with the regulations under Section 743 of the Internal Revenue Code, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. Please read “— Tax Consequences of Unit Ownership — Section 754 Election” beginning on page 182. To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. In either case, and as stated above under “— Tax Consequences of Unit Ownership — Section 754 Election” beginning on page 182, Latham & Watkins LLP has not rendered an opinion with respect to these methods. Moreover, the IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read “— Disposition of Common Units — Recognition of Gain or Loss” beginning on page 184.

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations and other foreign persons raises issues unique to those investors and, as described below to a limited extent, may have substantially adverse tax consequences to them. If you are a tax-exempt entity or a non-U.S. person, you should consult your tax advisor before investing in our common units. Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to it.

Non-resident aliens and foreign corporations, or beneficiaries of trusts or estates, that own units will be considered to be engaged in business in the U.S. because of the ownership of units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, our quarterly distribution to foreign unitholders will be subject to withholding at the highest applicable effective tax rate. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a foreign corporation that owns units will be treated as engaged in a U.S. trade or business, that corporation may be subject to the U.S. branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our earnings and profits, as adjusted for changes in the foreign corporation’s “U.S. net equity,” that is effectively connected with the conduct of a U.S. trade or business. That tax may be reduced or eliminated by an income tax treaty between the U.S. and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

A foreign unitholder who sells or otherwise disposes of a common unit will be subject to U.S. federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the foreign unitholder. Under a ruling published by the IRS, interpreting the scope of “effectively connected income,” a foreign unitholder would be considered to be engaged in a trade or business in the U.S. by virtue of the U.S. activities of the partnership, and part or all of that unitholder’s gain would be effectively connected with that unitholder’s indirect U.S. trade or business. Moreover, under the Foreign Investment in Real Property Tax Act, a foreign common unitholder generally will be subject to U.S. federal income tax upon the sale or disposition of a common unit if (i) he owned (directly or constructively applying certain attribution rules) more than 5% of our common units at any time during the five-year period ending on the date of such disposition and (ii) 50% or more of the fair market value of all of our assets consisted of U.S. real property interests at any time during the shorter of the period during which such unitholder held the common units or the five-year period ending on the date of disposition. Currently, more than 50% of our assets consist of U.S. real property interests and we do not expect that to change in the foreseeable future. Therefore, foreign unitholders may be subject to federal income tax on gain from the sale or disposition of their units.

Administrative Matters

Information Returns and Audit Procedures

We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Latham & Watkins LLP can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. Our partnership agreement names Tesoro Logistics GP, LLC as our Tax Matters Partner.

The Tax Matters Partner has made and will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting

Persons who hold an interest in us as a nominee for another person are required to furnish to us:

•	the name, address and taxpayer identification number of the beneficial owner and the nominee;

•	whether the beneficial owner is:

(1) a person that is not a U.S. person;

(2) a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

(3) a tax-exempt entity;

•	the amount and description of units held, acquired or transferred for the beneficial owner; and

•	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from dispositions.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-Related Penalties.  An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

•	for which there is, or was, “substantial authority”; or

•	as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for this penalty. More stringent rules apply to “tax shelters,” which we do not believe includes us, or any of our investments, plans or arrangements.

A substantial valuation misstatement exists if (a) the value of any property, or the adjusted basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or adjusted basis, (b) the price for any property or services (or for the use of property) claimed on any such return with respect to any transaction between persons described in Internal Revenue Code Section 482 is 200% or more (or 50% or less) of the amount determined under Section 482 to be the correct amount of such price, or (c) the net Internal Revenue Code Section 482 transfer price adjustment for the taxable year exceeds the lesser of $5 million or 10% of the taxpayer’s gross receipts.

No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 200% or more than the correct valuation or certain other thresholds are met, the penalty imposed increases to 40%. We do not anticipate making any valuation misstatements.

In addition, the 20% accuracy-related penalty also applies to any portion of an underpayment of tax that is attributable to transactions lacking economic substance. To the extent that such transactions are not disclosed, the penalty imposed is increased to 40%. Additionally, there is no reasonable cause defense to the imposition of this penalty to such transactions.

Reportable Transactions.  If we were to engage in a “reportable transaction,” we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses for partnerships, individuals, S corporations, and trusts in excess of $2 million in any single year, or $4 million in any combination of six successive tax years. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) would be audited by the IRS. Please read “— Information Returns and Audit Procedures” on page 188.

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to the following additional consequences:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “— Accuracy-Related Penalties” on page 189;

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability; and

•	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any “reportable transactions.”

Recent Legislative Developments

The present federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial interpretation at any time. For example, the U.S. House of Representatives recently passed legislation that would provide for substantive changes to the definition of qualifying income and the treatment of certain types of income earned from profits interests in partnerships. It is possible that these legislative efforts could result in changes to the existing federal income tax laws that affect publicly traded partnerships. As previously and currently proposed, we do not believe any such legislation would affect our tax treatment as a partnership. However, the proposed legislation could be modified in a way that could affect us. We are unable to predict whether any of these changes, or other proposals, will ultimately be enacted. Any such changes could negatively impact the value of an investment in our units.

State, Local, Foreign and Other Tax Considerations

In addition to federal income taxes, you likely will be subject to other taxes, such as state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. We will initially own property or do business in Alaska, California, Colorado, Idaho, Montana, North Dakota, Texas, Utah and Washington. Many of these states impose a personal income tax on individuals; certain of these states also impose an income tax on corporations and other entities. We may also own property or do business in other jurisdictions in the future. Although you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirement, you will be required to file income tax returns and to pay income taxes in many of these jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some of the jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “— Tax Consequences of Unit Ownership — Entity-Level Collections” beginning on page 179. Based on current law and our estimate of our future operations, our general partner anticipates that any amounts required to be withheld will not be material.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of his investment in us. Accordingly, each prospective unitholder is urged to consult his tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as U.S. federal tax returns, that may be required of him. Latham & Watkins LLP has not rendered an opinion on the state, local or foreign tax consequences of an investment in us.

INVESTMENT IN TESORO LOGISTICS LP BY EMPLOYEE BENEFIT PLANS

An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and the restrictions imposed by Section 4975 of the Internal Revenue Code, and provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the Internal Revenue Code or ERISA (collectively, “Similar Laws”). For these purposes, the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or individual requirement accounts or annuities (“IRAs”) established or maintained by an employer or employee organization, and entities whose underlying assets are considered to include “plan assets” if such plans, accounts and arrangements. Among other things, consideration should be given to:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA;

•	whether in making the investment, that plan will satisfy the diversification requirements of Section 404(a)(l)(C) of ERISA; and

•	whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return. Please read “Material Federal Income Tax Consequences — Tax-Exempt Organizations and Other Investors” beginning on page 187; and

•	whether making such an investment will comply with the delegation of control and prohibited transaction provisions of ERISA, the Internal Revenue Code and any other applicable Similar Laws.

The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit employee benefit plans, and IRAs that are not considered part of an employee benefit plan, from engaging in specified transactions involving “plan assets” with parties that with respect to the plan, are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Internal Revenue Code. In addition, the fiduciary of the ERISA plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Internal Revenue Code.

In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary should consider whether the plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that general partner would be a fiduciary of such plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code, ERISA and any other applicable Similar Laws.

The Department of Labor regulations provide guidance with respect to whether, in certain circumstances, the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets”. Under these regulations, an entity’s assets would not be considered to be “plan assets” if, among other things:

(a) the equity interests acquired by the employee benefit plan are publicly offered securities — i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, are freely transferable and are registered under certain provisions of the federal securities laws;

(b) the entity is an “operating company,” — i.e., it is primarily engaged in the production or sale of a product or service, other than the investment of capital, either directly or through a majority-owned subsidiary or subsidiaries; or

(c) there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest is held by the employee benefit plans referred to above that are subject to ERISA and IRAs and other similar vehicles that are subject to Section 4975 of the Internal Revenue Code.

Our assets should not be considered “plan assets” under these regulations because it is expected that the investment will satisfy the requirements in (a) and (b) above.

In light of the serious penalties imposed on persons who engage in prohibited transactions or other violations, plan fiduciaries contemplating a purchase of common units should consult with their own counsel regarding the consequences under ERISA, the Internal Revenue Code and other Similar Laws.

UNDERWRITING

Citigroup Global Markets Inc., Wells Fargo Securities, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC are acting as joint book-running managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of common units set forth opposite the underwriter’s name.

Number of
Underwriter	Common Units

Citigroup Global Markets Inc.
Wells Fargo Securities, LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Credit Suisse Securities (USA) LLC
Barclays Capital Inc.
Deutsche Bank Securities Inc.
J.P. Morgan Securities LLC
Raymond James & Associates, Inc.

Total

The underwriting agreement provides that the obligations of the underwriters to purchase the common units included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the common units (other than those covered by the underwriters’ option to purchase additional common units described below) if they purchase any of the common units.

Common units sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any common units sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $      per common unit. If all the common units are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to confirm sales to discretionary accounts that exceed     % of the total number of common units offered by them.

If the underwriters sell more common units than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to           additional common units at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional common units approximately proportionate to that underwriter’s initial purchase commitment. Any common units issued or sold under the option will be issued and sold on the same terms and conditions as the other common units that are the subject of this offering.

We, our general partner, certain of our general partner’s officers and directors, certain of our affiliates, including Tesoro, and certain of their officers and directors have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup Global Markets Inc., Wells Fargo Securities, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any common units or any securities convertible into or exercisable or exchangeable for common units, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common units, whether any such transaction described above is to be settled by delivery of common units or such other securities, in cash or otherwise.

Citigroup Global Markets Inc., Wells Fargo Securities, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC, in their joint discretion, may release any of the securities subject to these lock-up agreements at any time without notice. Notwithstanding the foregoing, if (i) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. Citigroup Global Markets Inc., Wells Fargo Securities, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC do not have any present intention or any understandings, implicit or explicit, to release any of the common units or other securities subject to the lock-up agreements prior to the expiration of the lock-up period described above.

Prior to this offering, there has been no public market for our common units. Consequently, the initial public offering price for the common units was determined by negotiations between us and the representative. Among the factors considered in determining the initial public offering price were our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the common units will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common units will develop and continue after this offering.

We intend to apply to list our common units on the NYSE under the symbol “TLLP.” The underwriters have undertaken to sell the minimum number of common units to the minimum number of beneficial owners necessary to meet the NYSE distribution requirements for trading.

The following table shows the underwriting discount that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional common units.

Paid by Tesoro Logistics LP
	No Exercise	Full Exercise

Per common unit	$	$
Total	$	$

We will pay Citigroup Global Markets Inc. a structuring fee equal to 0.25% of the gross proceeds of this offering for the evaluation, analysis and structuring of our partnership. Additionally, we will pay a third party advisor an advisory fee of $2,000,000 for advice rendered to us in connection with our formation, structuring and this offering. We will pay this third party advisor a quarterly fee equal to $125,000, payable at the beginning of each quarter, commencing as of October 1, 2010. This fee will be fully creditable against the advisory fee. Furthermore, we have agreed to reimburse the advisor for its reasonable out-of-pocket expenses, including the fees and expenses of its legal counsel, resulting from or arising out of its engagement and the performance of its obligations thereunder.

In connection with this offering, the underwriters may purchase and sell common units in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the underwriters’ option to purchase additional common units, and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of common units than they are required to purchase in this offering.

•	“Covered” short sales are sales of common units in an amount up to the number of common units represented by the underwriters’ option to purchase additional common units.

•	“Naked” short sales are sales of common units in an amount in excess of the number of common units represented by the underwriters’ option to purchase additional common units.

•	Covering transactions involve purchases of common units either pursuant to the underwriters’ option to purchase additional common units or in the open market after the distribution has been completed in order to cover short positions.

•	To close a naked short position, the underwriters must purchase common units in the open market after the distribution has been completed. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in this offering.

•	To close a covered short position, the underwriters must purchase common units in the open market after the distribution has been completed or must exercise the underwriters’ option to purchase additional common units. In determining the source of common units to close the covered short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through the underwriters’ option to purchase additional common units.

•	Stabilizing transactions involve bids to purchase common units so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the common units. They may also cause the price of the common units to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of common units to underwriters for sale to their online brokerage account holders. The representatives will allocate common units to underwriters that may make Internet distributions on the same basis as other allocations. In addition, common units may be sold by the underwriters to securities dealers who resell common units to online brokerage account holders.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

We estimate that the expenses of the offering, not including the underwriting discount, will be approximately $      , all of which will be paid by us.

If you purchase common units offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Certain of the underwriters and their affiliates have engaged, and may in the future engage, in commercial banking, investment banking and advisory services for us, Tesoro and our respective affiliates from time to time in the ordinary course of their business for which they have received customary fees and reimbursement of expenses. In addition, affiliates of Citigroup Global Markets Inc., Wells Fargo Securities, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC are lenders under Tesoro’s revolving credit facility. None of the underwriters has provided or will provide financing, investment or advisory services to the Partnership during the 180-day period prior to or the 90-day period following the date of this prospectus.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve securities and instruments of the issuer.

Because the Financial Industry Regulatory Authority, Inc., or FINRA, views the common units offered hereby as interests in a direct participation program, there is no conflict of interest between us and the underwriters under Rule 5121 of the FINRA Rules and the offering is being made in compliance with Rule 2310 of the FINRA Rules. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

We, our general partner and certain of our affiliates have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of securities described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives; or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive,

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us or the underwriters.

Notice to Prospective Investors in the United Kingdom

We may constitute a “collective investment scheme” as defined by section 235 of the Financial Services and Markets Act 2000 (“FSMA”) that is not a “recognised collective investment scheme” for the purposes of FSMA (“CIS”) and that has not been authorised or otherwise approved. As an unregulated scheme, it cannot be marketed in the United Kingdom to the general public, except in accordance with FSMA. This prospectus is only being distributed in the United Kingdom to, and is only directed at:

(i) if we are a CIS and are marketed by a person who is an authorised person under FSMA, (a) investment professionals falling within Article 14(5) of the Financial Services and Markets Act 2000 (Promotion of Collective Investment Schemes) Order 2001, as amended (the “CIS Promotion Order”) or (b) high net worth companies and other persons falling within Article 22(2)(a) to (d) of the CIS Promotion Order; or

(ii) otherwise, if marketed by a person who is not an authorised person under FSMA, (a) persons who fall within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”) or (b) Article 49(2)(a) to (d) of the Financial Promotion Order; and

(iii) in both cases (i) and (ii) to any other person to whom it may otherwise lawfully be made, (all such persons together being referred to as “relevant persons”). The common units are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common units will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) in connection with the issue or sale of any common units which are the subject of the offering contemplated by this prospectus will only be communicated or caused to be communicated in circumstances in which Section 21(1) of FSMA does not apply to us.

Notice to Prospective Investors in Germany

This prospectus has not been prepared in accordance with the requirements for a securities or sales prospectus under the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Sales Prospectus Act (Verkaufsprospektgesetz), or the German Investment Act (Investmentgesetz). Neither the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht — BaFin) nor any other German authority has been notified of the intention to distribute the common units in Germany. Consequently, the common units may not be distributed in Germany by way of public offering, public advertisement or in any similar manner and this prospectus and any other document relating to this offering, as well as information or statements contained therein, may not be supplied to the public in Germany or used in connection with any offer for subscription of the common units to the public in Germany or any other means of public marketing. The common units are being offered and sold in Germany only to qualified investors which are referred to in Section 3, paragraph 2 no. 1, in connection with Section 2, no. 6, of the German Securities Prospectus Act, Section 8f paragraph 2 no. 4 of the German Sales Prospectus Act, and in Section 2 paragraph 11 sentence 2 no. 1 of the German Investment Act. This prospectus is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

This offering of our common units does not constitute an offer to buy or the solicitation or an offer to sell the common units in any circumstances in which such offer or solicitation is unlawful.

Notice to Prospective Investors in the Netherlands

The common units may not be offered or sold, directly or indirectly, in the Netherlands, other than to qualified investors (gekwalificeerde beleggers) within the meaning of Article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

Notice to Prospective Investors in Switzerland

This prospectus is being communicated in Switzerland to a small number of selected investors only. Each copy of this prospectus is addressed to a specifically named recipient and may not be copied, reproduced, distributed or passed on to third parties. The common units are not being offered to the public in Switzerland, and neither this prospectus, nor any other offering materials relating to the common units may be distributed in connection with any such public offering.

We have not been registered with the Swiss Financial Market Supervisory Authority FINMA as a foreign collective investment scheme pursuant to Article 120 of the Collective Investment Schemes Act of June 23, 2006 (“CISA”). Accordingly, the common units may not be offered to the public in or from Switzerland, and neither this prospectus, nor any other offering materials relating to the common units may be made available through a public offering in or from Switzerland. The common units may only be offered and this prospectus may only be distributed in or from Switzerland by way of private placement exclusively to qualified investors (as this term is defined in the CISA and its implementing ordinance).

VALIDITY OF THE COMMON UNITS

The validity of our common units will be passed upon for us by Latham & Watkins LLP, Houston, Texas. Certain legal matters in connection with our common units offered hereby will be passed upon for the underwriters by Vinson & Elkins L.L.P., Houston, Texas.

EXPERTS

The combined financial statements of Tesoro Logistics LP Predecessor at December 31, 2008 and 2009, and for the years then ended, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The combined financial statements of Tesoro Logistics LP Predecessor for the year ended December 31, 2007, appearing in this prospectus and registration statement have been audited by Weaver and Tidwell L.L.P., independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm experts in accounting and auditing.

The balance sheet of Tesoro Logistics LP at December 13, 2010 appearing in this prospectus and registration statement has been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and is included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-l regarding our common units. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the common units offered by this prospectus, you may desire to review the full registration statement, including its exhibits and schedules, filed under the Securities Act. The registration statement of which this prospectus forms a part, including its exhibits and schedules, may be inspected and copied at the public reference room maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of the materials may also be obtained from the SEC at prescribed rates by writing to the public reference room maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

The SEC maintains a website on the internet at http://www.sec.gov. Our registration statement, of which this prospectus constitutes a part, can be downloaded from the SEC’s website and can also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

We intend to furnish our unitholders annual reports containing our audited financial statements and furnish or make available quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each of our fiscal years.

Tesoro Corporation is subject to the information requirements of the Securities Exchange Act of 1934, and in accordance therewith files reports and other information with the SEC. You may read Tesoro’s filings on the SEC’s website and at the public reference room described above. Tesoro Corporation’s common stock trades on the NYSE under the symbol “TSO.”

FORWARD LOOKING STATEMENTS

Some of the information in this prospectus may contain forward-looking statements. These statements can be identified by the use of forward-looking terminology including “may,” “believe,” “will,” “expect,” “anticipate,” “estimate,” “continue,” or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition, or state other “forward-looking”

information. These forward-looking statements involve risks and uncertainties. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. The risk factors and other factors noted throughout this prospectus could cause our actual results to differ materially from those contained in any forward-looking statement.

INDEX TO FINANCIAL STATEMENTS

TESORO LOGISTICS LP
UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
Introduction	F-2
Unaudited Pro Forma Combined Balance Sheet as of September 30, 2010	F-3
Unaudited Pro Forma Combined Statements of Operations for the Year Ended December 31, 2009 and for the Nine Months Ended September 30, 2010	F-4
Notes to Pro Forma Combined Financial Statements	F-5
TESORO LOGISTICS LP PREDECESSOR
HISTORICAL COMBINED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm — Ernst & Young LLP	F-9
Report of Independent Registered Public Accounting Firm — Weaver and Tidwell, L.L.P.	F-10
Combined Balance Sheets as of December 31, 2008 and 2009 and September 30, 2010 (unaudited)	F-11
Combined Statements of Operations for the Years Ended December 31, 2007, 2008 and 2009 and the Nine Months Ended September 30, 2009 and 2010 (unaudited)	F-12
Combined Statements of Division Equity for the Years Ended December 31, 2007, 2008 and 2009 and the Nine Months Ended September 30, 2010 (unaudited)	F-13
Combined Statements of Cash Flows for the Years Ended December 31, 2007, 2008 and 2009 and the Nine Months Ended September 30, 2009 and 2010 (unaudited)	F-14
Notes to Combined Financial Statements	F-15
TESORO LOGISTICS LP
HISTORICAL BALANCE SHEET
Report of Independent Registered Public Accounting Firm	F-27
Balance Sheet as of December 13, 2010	F-28
Notes to Balance Sheet	F-29

TESORO LOGISTICS LP

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

Introduction

Set forth below are the unaudited pro forma combined balance sheet of Tesoro Logistics LP (“the Partnership”) as of September 30, 2010 and the unaudited pro forma combined statements of operations of the Partnership for the year ended December 31, 2009 and the nine months ended September 30, 2010. References to “we,” “us” and “our” mean the Partnership and its combined subsidiaries, unless the context otherwise requires. References to “Tesoro” mean Tesoro Corporation and its consolidated subsidiaries other than us and our combined subsidiaries and our general partner. The pro forma combined financial statements for the Partnership have been derived from the historical combined financial statements of Tesoro Logistics LP Predecessor, our predecessor for accounting purposes (the “Predecessor”), set forth elsewhere in this prospectus and are qualified in their entirety by reference to such historical combined financial statements and related notes contained therein. The pro forma combined financial statements have been prepared on the basis that the Partnership will be treated as a partnership for U.S. federal income tax purposes. The unaudited pro forma combined financial statements should be read in conjunction with the accompanying notes and with the historical combined financial statements and related notes set forth elsewhere in this Prospectus.

The Partnership will own and operate the businesses of the Predecessor effective with the closing of this offering. The contribution of the Predecessor’s business to us will be recorded at historical cost as it is considered to be a reorganization of entities under common control. The pro forma combined financial statements give pro forma effect to the matters set forth in the notes to these unaudited pro forma combined financial statements.

The pro forma balance sheet and the pro forma statements of operations were derived by adjusting the historical combined financial statements of the Predecessor. The adjustments are based upon currently available information and certain estimates and assumptions; therefore, actual adjustments will differ from the pro forma adjustments. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the contemplated transactions and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the pro forma combined financial information.

The unaudited pro forma combined financial statements may not be indicative of the results that actually would have occurred if the Partnership had assumed the operations of the Predecessor on the dates indicated or that would be obtained in the future.

TESORO LOGISTICS LP

UNAUDITED PRO FORMA COMBINED BALANCE SHEET
September 30, 2010

	Predecessor	Transaction		Partnership
	Historical	Adjustments		Pro Forma
	(In thousands)

ASSETS
CURRENT ASSETS
Cash	$—	$200,000	(a)	$3,000
		50,000	(b)
		(12,500	)(c)
		(7,000	)(d)
		(2,000	)(e)
		(225,500	)(f)
Accounts receivable
Trade	196	(196	)(g)	—
Affiliate	3,464	(3,464	)(g)	—

Total Current Assets	3,660	(660)		3,000
Property, Plant and Equipment, net	133,151	—		133,151
OTHER NON-CURRENT ASSETS:
Deferred charges	—	2,000	(e)	2,000

Total Assets	$136,811	$1,340		$138,151

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts payable
Trade	1,681	(1,681	)(g)	—
Affiliate	323	(323	)(g)	—
Accrued liabilities	2,624	(2,624	)(g)	—

Total current liabilities	4,628	(4,628)		—
OTHER NONCURRENT LIABILITIES	1,639	(1,639	)(g)	—
DEBT	—	50,000	(b)	50,000
EQUITY
Division equity	130,544	(130,544	)(h)	—
Partners’ capital	—	200,000	(a)	88,151
		(12,500	)(c)
		(7,000	)(d)
		2,607	(g)
		130,544	(h)
		(225,500	)(f)
Common unitholders — public
Common unitholders — Tesoro
Subordinated unitholders — Tesoro
General partner

Total Equity	130,544	(42,393)		88,151

Total Liabilities and Equity	$136,811	$1,340		$138,151

See accompanying notes to unaudited pro forma combined financial statements.

TESORO LOGISTICS LP

UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS
Year Ended December 31, 2009 and Nine Months Ended September 30, 2010

	Year Ended December 31, 2009					Nine Months Ended September 30, 2010
	Predecessor	Transaction		Partnership		Predecessor	Transaction		Partnership
	Historical	Adjustments		Pro Forma		Historical	Adjustments		Pro Forma
	(In thousands, except per unit amounts)

REVENUES:
Crude oil gathering	$19,422	$29,405	(i)		$48,827	$14,177	$23,284	(i)		$37,461
Terminalling, transportation and storage	3,237	38,899	(i)		42,136	2,797	30,368	(i)		33,165

Total Revenues	22,659	68,304			90,963	16,974	53,652			70,626

COST AND EXPENSES:
Operating and maintenance expense	32,566	2,933	(j)		35,499	25,990	2,842	(j)		28,832
Depreciation expense	8,820	—			8,820	5,983	—			5,983
General and administrative expense	3,141	867	(k)		4,008	2,337	669	(k)		3,006

Total Costs and Expenses	44,527	3,800			48,327	34,310	3,511			37,821

OPERATING INCOME (LOSS)	(21,868)	64,504			42,636	(17,336)	50,141			32,805
Interest expense	—	2,306	(l)		2,306	—	1,730	(l)		1,730

NET INCOME (LOSS)	$(21,868)	$62,198			$40,330	$(17,336)	$48,411			$31,075

General partner’s interest in net income (loss)				$					$
Limited partners’ interest in net income (loss)				$					$
Net income (loss) per limited partner unit:
Common units				$					$
Subordinated units				$					$
Weighted average number of limited partner units outstanding:
Common units (basic and diluted)
Subordinated units (basic and diluted)

See accompanying notes to unaudited pro forma combined financial statements.

TESORO LOGISTICS LP

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

Note 1.	Basis of Presentation, the Offering and Other Transactions

The historical combined financial information is derived from the historical combined financial statements of the Predecessor. The pro forma adjustments have been prepared as if the transactions to be effected at the closing of this offering had taken place as of September 30, 2010, in the case of the pro forma balance sheet, and as of January 1, 2009, in the case of the pro forma statements of operations.

The pro forma combined financial statements give pro forma effect to:

•	Tesoro’s contribution of all of our predecessor’s assets and operations to us (excluding working capital and other noncurrent liabilities as described in note 2(g) below);

•	our execution of multiple long-term commercial agreements with Tesoro and the recognition of incremental revenues under those agreements that were not recognized by our predecessor;

•	certain intrastate tariff increases on our High Plains pipeline system;

•	our execution of an omnibus agreement and an operational services agreement with Tesoro;

•	the consummation of this offering and our issuance of common units to the public, general partner units and the incentive distribution rights to our general partner and common units and subordinated units to Tesoro;

•	the application of the net proceeds of this offering, together with the proceeds from borrowings under our revolving credit facility, as described in “Use of Proceeds” on page 46; and

•	the effect of the transactions on certain of our historical general and administrative expenses, resulting in total pro forma general and administrative expenses of $4.0 million for the year ended December 31, 2009. This amount includes:

•	a fixed fee, initially in the amount of $2.5 million per year that we will pay to Tesoro under the omnibus agreement for the provision of treasury, accounting, legal and other centralized corporate services to us following the closing of this offering;

•	costs of $1.5 million for estimated employee-related expenses that we expect to incur related to the management of our logistics assets; and

Upon completion of this offering, Tesoro Logistics LP anticipates incurring incremental annual general and administrative expense of approximately $3.0 million per year as a result of being a separate publicly traded partnership, including costs associated with annual and quarterly reports to unitholders, financial statement audit, tax return and Schedule K-1 preparation and distribution, investor relations activities, registrar and transfer agent fees, incremental director and officer liability insurance premiums, independent director compensation and incremental employee benefit costs. The unaudited pro forma combined financial statements do not reflect these incremental general and administrative expenses.

Note 2.	Pro Forma Adjustments and Assumptions

(a) Reflects the assumed gross offering proceeds to the Partnership of $200.0 million from the issuance and sale of           common units at an assumed initial public offering price of $      per common unit.

(b) Reflects the borrowing of $50.0 million under our revolving credit facility.

(c) Reflects the payment of estimated underwriter discounts and a structuring fee totaling $12.5 million, which will be allocated to the public common units.

TESORO LOGISTICS LP

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS — (Continued)

(d) Reflects $5.0 million for estimated expenses associated with the offering relating to legal and consulting services, audit expenses, printing charges, filing fees and other costs and also includes a $2.0 million advisory fee associated with the offering.

(e) Represents $2.0 million of debt issuance costs incurred in connection with entering into our revolving credit facility.

(f) Reflects the distribution to Tesoro of $175.5 million in proceeds from the public offering of common units, in part to reimburse it for certain capital expenditures, and an additional cash distribution of $50.0 million funded with a borrowing under our revolving credit facility.

(g) Tesoro will retain the working capital and other noncurrent liabilities of the Predecessor, as these balances represent assets and liabilities related to the Predecessor’s operations prior to the closing of the offering.

(h) Represents the conversion of the adjusted equity of the Predecessor of $      million from division equity to common and subordinated limited partner equity of the Partnership and the general partner’s interest in the Partnership. The conversion is as follows:

•	$ million for common units;

•	$ million for subordinated units; and

•	$ million for the general partner’s interest.

After the conversion, the partners’ equity amounts of the common and subordinated unitholders are each          % of total equity, with the remaining     % equity representing the general partner interest.

(i) The pro forma revenues reflect recognition of affiliate revenues for pipelines and terminals contributed to us that have not been previously recorded in the historical financial records of the Predecessor. Product volumes used in the calculations are historical volumes transported on or terminalled in facilities included in the Predecessor’s financial statements. Tariff rates and service fees were calculated using the rates and fees in the commercial agreements to be entered into with Tesoro at the closing of this offering and increased intrastate tariff rates on our High Plains pipeline in effect at the time of closing of this offering.

(j) Represents operating and maintenance expenses of $1.9 million for the year ended December 31, 2009 and $2.0 million for the nine months ended September 30, 2010, primarily related to purchased additives, inspections and port charges based on historical levels of such purchases and services that have not previously been allocated to the Predecessor but will be charged to the Partnership after the closing of this offering. Also includes $1.0 million for the year ended December 31, 2009 and $0.8 million for the nine months ended September 30, 2010 for business interruption and property insurance premiums that the Partnership expects to incur based on estimates from the Partnership’s insurance broker.

(k) Reflects higher employee-related expenses of $0.9 million and $0.7 million, for the year ended December 31, 2009 and for the nine months ended September 30, 2010, respectively, related to Tesoro personnel who have been identified to be assigned to manage the Partnership’s day-to-day operations after the closing of this offering.

(l) Reflects interest expense at 2.8% on the $50.0 million borrowing under our $150.0 million revolving credit facility and an estimated 0.50% commitment fee for the unutilized portion of the facility, as well as the related amortization of debt issuance costs incurred with entering into the facility. A 1.0% change in the interest rate associated with this borrowing would result in a $0.5 million increase in interest expense.

TESORO LOGISTICS LP

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS — (Continued)

Note 3.	Pro Forma Net Income Per Unit

Pro forma net income per unit is determined by dividing the pro forma net income per unit that would have been allocated to the common and subordinated unitholders, which is 98% of pro forma net income, by the number of common and subordinated units expected to be outstanding at the closing of our initial public offering. For purposes of this calculation, the number of common and subordinated units assumed to be outstanding was      . All units were assumed to have been outstanding since January 1, 2009. Basic and diluted pro forma net income per unit is equal as there are no dilutive units at the date of closing of the initial public offering of the common units of the Partnership. Pursuant to the partnership agreement, to the extent that the quarterly distributions exceed certain targets, the general partner is entitled to receive certain incentive distributions that will result in less net income proportionately being allocated to the holders of common and subordinated units. The pro forma net income per unit calculations assume that no incentive distributions were made to the general partner because no such distribution would have been made based upon the pro forma available cash from operating surplus for the period.

Staff Accounting Bulletin 1.B.3 requires that certain distributions to owners prior to or coincident with an initial public offering be considered as distributions in contemplation of that offering. Upon completion of this offering, we intend to distribute approximately $      million, comprised of $      million from the proceeds from the public offering of common units and $50.0 million funded with a borrowing under the revolving credit facility, to a subsidiary of Tesoro. Assuming additional common units were issued to give effect to this distribution, pro forma net income per limited partners’ unit for common units would have been $      and $      for the twelve months ended December 31, 2010 and nine months ended September 30, 2010, respectively. During the same periods, the pro forma net income per limited partners’ unit for subordinated units would have been $      and $      , respectively.

Note 4.	Commercial Agreements with Tesoro

In connection with the closing of this offering, we will enter into various long term, fee-based commercial agreements with Tesoro under which we will provide various pipeline transportation, trucking, terminal distribution and storage services to Tesoro, and Tesoro will commit to provide us with minimum monthly throughput volumes of crude oil and refined products. We believe the terms and conditions under these agreements are generally no less favorable to either party than those that could have been negotiated with unaffiliated parties with respect to similar services. These commercial agreements with Tesoro will include:

•	a 10-year pipeline transportation services agreement under which Tesoro will pay us fees for gathering and transporting crude oil on our High Plains pipeline system;

•	a two-year trucking transportation services agreement under which Tesoro will pay us fees for crude oil trucking and related services and scheduling and dispatching services that we provide through our High Plains truck-based crude oil gathering operation;

•	a 10-year master terminalling services agreement under which Tesoro will pay us fees for providing terminalling services at our eight refined products terminals;

•	a 10-year pipeline transportation services agreement under which Tesoro will pay us fees for transporting crude oil and refined products on our five Salt Lake City short-haul pipelines; and

•	a 10-year storage and transportation services agreement under which Tesoro will pay us fees for storing crude oil and refined products at our Salt Lake City storage facility and transporting crude oil and refined products between the storage facility and Tesoro’s Salt Lake City refinery through interconnecting pipelines on a dedicated basis.

TESORO LOGISTICS LP

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS — (Continued)

Each of these agreements, other than the storage and transportation services agreement, will contain minimum throughput commitments. Tesoro’s fees under the storage and transportation services agreement will be for the use of the existing capacity at our Salt Lake City storage facility and on our pipelines connecting the storage facility to Tesoro’s Salt Lake City refinery. The fees under each agreement are indexed for inflation and, except for the trucking transportation services agreement, these agreements give Tesoro the option to renew for two five-year terms. The trucking transportation services agreement will renew automatically for up to four successive two-year terms. Additionally, these agreements include provisions that permit Tesoro to suspend, reduce or terminate its obligations under the applicable agreement if certain events occur. These events include Tesoro deciding to permanently or indefinitely suspend refining operations at one or more of its refineries as well as our being subject to certain force majeure events that would prevent us from performing required services under the applicable agreement.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of
Tesoro Corporation

We have audited the accompanying combined balance sheets of Tesoro Logistics LP Predecessor (Predecessor) as of December 31, 2008 and 2009, and the related combined statements of operations, division equity, and cash flows for the years then ended. These combined financial statements are the responsibility of the Predecessor’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. We were not engaged to perform an audit of the Predecessor’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Predecessor’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of Tesoro Logistics LP Predecessor at December 31, 2008 and 2009, and the combined results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

San Antonio, Texas
January 3, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Tesoro Corporation

We have audited the accompanying combined balance sheet of Tesoro Logistics LP Predecessor (the “Predecessor”) as of December 31, 2007, and the related combined statement of operations, division equity, and cash flows for the year ended December 31, 2007. The Predecessor’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. We were not engaged to perform an audit of the Predecessor’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Predecessor’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of Tesoro Logistics LP Predecessor as of December 31, 2007, and the results of its operations and its cash flows for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

/s/ Weaver and Tidwell, L.L.P.

Houston, Texas
January 3, 2011

TESORO LOGISTICS LP PREDECESSOR
COMBINED BALANCE SHEETS
(In thousands)

	December 31,		September 30,
	2008	2009	2010
			(unaudited)

ASSETS
CURRENT ASSETS
Accounts receivable, less allowance for doubtful accounts
Trade	$82	$14	$196
Affiliate	2,830	3,146	3,464

Total Current Assets	2,912	3,160	3,660
Property, Plant and Equipment, net	138,785	138,055	133,151

Total Assets	$141,697	$141,215	$136,811

LIABILITIES AND DIVISION EQUITY
CURRENT LIABILITIES
Accounts payable
Trade	$2,219	$1,834	$1,681
Affiliate	330	323	323
Accrued liabilities	5,567	2,430	2,624

Total Current Liabilities	8,116	4,587	4,628
OTHER NONCURRENT LIABILITIES	570	912	1,639
COMMITMENTS AND CONTINGENCIES (Note 11)
DIVISION EQUITY	133,011	135,716	130,544

Total Liabilities and Division Equity	$141,697	$141,215	$136,811

See accompanying notes to combined financial statements.

TESORO LOGISTICS LP PREDECESSOR
COMBINED STATEMENTS OF OPERATIONS
(In thousands)

	Year Ended			Nine Months Ended
	December 31,			September 30,
	2007	2008	2009	2009	2010
				(Unaudited)

REVENUES:
Crude oil gathering:
Affiliate	$20,504	$21,029	$19,297	$14,143	$14,087
Third-party	142	161	125	96	90
Terminalling, transportation and storage:
Third-party	3,251	3,297	3,237	2,324	2,797

Total Revenues	23,897	24,487	22,659	16,563	16,974
COSTS AND EXPENSES:
Operating and maintenance expense	26,858	29,741	32,566	24,209	25,990
Depreciation expense	6,342	6,625	8,820	6,975	5,983
General and administrative expense	2,800	2,525	3,141	2,340	2,337

Total Costs and Expenses	36,000	38,891	44,527	33,524	34,310

NET LOSS	$(12,103)	$(14,404)	$(21,868)	$(16,961)	$(17,336)

See accompanying notes to combined financial statements.

TESORO LOGISTICS LP PREDECESSOR
COMBINED STATEMENTS OF DIVISION EQUITY
(In thousands)

Balance, January 1, 2007	$112,698
Net Loss—2007	(12,103)
Contributions	24,753

Balance, December 31, 2007	125,348
Net Loss—2008	(14,404)
Contributions	22,067

Balance, December 31, 2008	133,011
Net Loss—2009	(21,868)
Contributions	24,573

Balance, December 31, 2009	135,716
Net Loss—nine months ended September 30, 2010 (unaudited)	(17,336)
Contributions (unaudited)	12,164

Balance, September 30, 2010 (unaudited)	$130,544

See accompanying notes to combined financial statements.

TESORO LOGISTICS LP PREDECESSOR
COMBINED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended			Nine Months Ended
	December 31,			September 30,
	2007	2008	2009	2009	2010
				(Unaudited)

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES:
Net loss	$(12,103)	$(14,404)	$(21,868)	$(16,961)	$(17,336)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	6,342	6,625	8,820	6,975	5,983
Loss on asset disposals	225	476	1,114	1,043	506
Changes in current assets:
Accounts receivable	(40)	(28)	68	(146)	(182)
Accounts receivable—affiliates	–	625	–	(187)	–
Changes in current liabilities:
Accounts payable	(179)	414	(16)	(86)	212
Accounts payable—affiliates	(138)	–	(323)	–	(318)
Accrued liabilities	12	202	(492)	(394)	411
Other noncurrent liabilities	178	45	373	470	727

Net cash used in operating activities	(5,703)	(6,045)	(12,324)	(9,286)	(9,997)

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES:
Additions to property, plant and equipment	(6,443)	(16,022)	(12,249)	(11,295)	(2,167)
Wilmington purchase	(12,607)	–	–	–	–

Net cash used in investing activities	(19,050)	(16,022)	(12,249)	(11,295)	(2,167)

CASH FLOWS FROM FINANCING ACTIVITIES:
Parent contribution	24,753	22,067	24,573	20,581	12,164

Net cash from financing activities	24,753	22,067	24,573	20,581	12,164

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	–	–	–	–	–
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	–	–	–	–	–

CASH AND CASH EQUIVALENTS, END OF PERIOD	$–	$–	$–	$–	$–

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING ACTIVITIES:
Capital Expenditures included in accounts payable and accrued expenses at period end	$1,062	$3,700	$685	$719	$104

See accompanying notes to combined financial statements.

TESORO LOGISTICS LP PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS

(Information as of September 30, 2010 and for the nine months ended September 30, 2009 and 2010 is unaudited)

Note 1.	Description of Business

Tesoro Logistics LP Predecessor, our predecessor for accounting purposes (the “Predecessor”), include the assets, liabilities and results of operations of certain crude oil gathering and refined products terminalling, transportation and storage assets of Tesoro Corporation (as described below, the “Contributed Assets”) operated and held by Tesoro Alaska Company, Tesoro Refining and Marketing Company and Tesoro High Plains Pipeline Company LLC prior to their contribution to Tesoro Logistics LP (the “Partnership”) in connection with the Partnership’s proposed initial public offering. The Partnership was formed in December 2010 as a Delaware limited partnership. As used in this report, the terms “Tesoro Logistics LP,” “our partnership,” “we,” “our,” “us,” or like terms refer to the Predecessor. References in this report to “Tesoro” refer collectively to Tesoro Corporation and its consolidated subsidiaries, other than Tesoro Logistics LP, its combined subsidiaries and its general partner.

Our initial assets consist of a crude oil gathering system in the Bakken Shale/Williston Basin area of North Dakota and Montana, eight refined products terminals in the midwestern and western United States and a crude oil and refined products storage facility and five related short-haul pipelines in Utah.

Our assets and operations are organized into the following two segments:

Crude Oil Gathering.  Our common carrier crude oil gathering system in North Dakota and Montana, which we refer to as our High Plains system, includes an approximate 23,000 barrels per day (bpd) truck-based crude oil gathering operation and approximately 700 miles of pipeline and related storage assets with the current capacity to deliver up to 70,000 bpd to Tesoro’s Mandan, North Dakota refinery. This system gathers and transports crude oil produced from the Williston Basin, including production from the Bakken Shale formation.

Terminalling, Transportation and Storage.  We own and operate eight refined products terminals with aggregate truck and barge delivery capacity of approximately 229,000 bpd. The terminals provide distribution primarily for refined products produced at Tesoro’s refineries located in Los Angeles and Martinez, California; Salt Lake City, Utah; Kenai, Alaska; Anacortes, Washington; and Mandan, North Dakota. We also own and operate assets that exclusively support Tesoro’s Salt Lake City refinery, including a refined products and crude oil storage facility with total shell capacity of approximately 878,000 barrels and three short-haul crude oil supply pipelines and two short-haul refined product delivery pipelines connected to third-party interstate pipelines.

We generate revenue by charging fees for gathering, transporting and storing crude oil and for terminalling, transporting and storing refined products. Since we do not own any of the crude oil or refined products that we handle and do not engage in the trading of crude oil or refined products, we have minimal direct exposure to risks associated with fluctuating commodity prices, although these risks indirectly influence our activities and results of operations over the long term.

Note 2.	Basis of Presentation

The accompanying financial statements and related notes present the combined financial position, results of operations, cash flows and division equity of the Predecessor. The combined financial statements include financial data at historical cost as the contribution of assets is considered to be a reorganization of entities under common control.

We have evaluated subsequent events through January 3, 2011. Any material subsequent events that occurred during this time have been properly recognized or disclosed in our financial statements.

TESORO LOGISTICS LP PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(Information as of September 30, 2010 and for the nine months ended September 30, 2009 and 2010 is unaudited)

The combined financial statements as of September 30, 2010 and for the nine months ended September 30, 2009 and 2010, included herein, are unaudited. These financial statements reflect all adjustments, which are, in the opinion of management, necessary for a fair presentation of the results of the interim periods. Such adjustments are considered to be of a normal recurring nature. Results of operations for the nine month period ended September 30, 2010, are not necessarily indicative of the results of operations that will be realized for the year ending December 31, 2010.

Note 3.	Summary of Significant Accounting Policies

Use of Estimates

We prepare our combined financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Changes in facts and circumstances may result in revised estimates and actual results could differ from those estimates.

Accounts Receivable

The majority of the accounts receivable are due from Tesoro. Credit for non-affiliated customers is extended based on an evaluation of each customer’s financial condition and in certain circumstances, collateral, such as letters of credit or guarantees, is required. Our allowance for doubtful accounts is based on various factors including current sales amounts, historical charge-offs and specific accounts identified as high risk. Uncollectible accounts receivable are charged against the allowance for doubtful accounts when all reasonable efforts to collect the amounts due have been exhausted.

Earnings Per Share

During the periods presented, we were wholly owned by Tesoro. Accordingly, we have not calculated earnings per share.

Property, Plant and Equipment

Property, plant and equipment are stated at the lower of historical cost less accumulated depreciation or fair value, if impaired. We capitalize all construction-related direct labor and material costs, as well as indirect construction costs. Indirect construction costs include general engineering, taxes and the cost of funds used during construction. Costs, including complete asset replacements and enhancements or upgrades that increase the original efficiency, productivity or capacity of property, plant and equipment, are also capitalized. The costs of repairs, minor replacements and maintenance projects, which do not increase the original efficiency, productivity or capacity of property, plant and equipment, are expensed as incurred.

We compute depreciation of property, plant and equipment using the straight-line method, based on the estimated useful life (primarily 15 to 28 years) and salvage value of each asset. We depreciate leasehold improvements over the lesser of the lease term or the economic life of the asset.

Revenue Recognition

Revenues are recognized as crude oil and refined products are shipped through, delivered by or stored in our pipelines, terminals and storage facility assets, as applicable. All revenues are based on regulated tariff

TESORO LOGISTICS LP PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(Information as of September 30, 2010 and for the nine months ended September 30, 2009 and 2010 is unaudited)

rates or contractual rates. The only historic revenues reflected in the financial statements are from third party use of our pipelines and terminals and Tesoro’s use of our High Plains system. Tesoro was not charged fees for services rendered with respect to any trucking, terminal, storage or short haul pipeline transportation services, as they were operated as a component of Tesoro’s petroleum refining and marketing businesses.

Impairment of Long-Lived Assets

We review property, plant and equipment and other long-lived assets for impairment whenever events or changes in business circumstances indicate the net book values of the assets may not be recoverable. Impairment is indicated when the undiscounted cash flows estimated to be generated by those assets are less than the assets’ net book value. If this occurs, an impairment loss is recognized for the difference between the fair value and net book value. Factors that indicate potential impairment include: a significant decrease in the market value of the asset, operating or cash flow losses associated with the use of the asset, and a significant change in the asset’s physical condition or use. No impairments of long-lived assets were recorded during the periods included in these financial statements.

Income Taxes

Our operations are currently included in Tesoro’s consolidated federal income tax return. Following the initial public offering of the Partnership, our operations will be treated as a partnership for federal income tax purposes, with each partner being separately taxed on its share of the taxable income. Therefore, we have excluded income taxes from these combined financial statements.

Environmental and Asset Retirement Obligations

Tesoro has historically capitalized environmental expenditures that extend the life or increase the capacity of facilities as well as expenditures that prevent environmental contamination. We expensed costs that do not contribute to current or future revenue generation. We have recorded liabilities when environmental assessments and/or remedial efforts are probable and can be reasonably estimated. Cost estimates were based on the expected timing and the extent of remedial actions required by governing agencies, experience gained from similar sites for which environmental assessments or remediation have been completed, and the amount of our anticipated liability, considering the proportional liability and financial abilities of other responsible parties. Estimated liabilities were not discounted to present value. Environmental expenses are recorded primarily as operating and maintenance expenses.

An asset retirement obligation (“ARO”) is an estimated liability for the cost to retire a tangible asset. We have recorded AROs at fair value in the period in which we have a legal obligation to incur this liability and can make a reasonable estimate of the fair value of the liability. When the liability was initially recorded, the cost was capitalized by increasing the book value of the related long-lived tangible asset. The liability was accreted to its estimated settlement value and the related capitalized cost was depreciated over the asset’s useful life. Settlement dates were estimated by considering our past practice, industry practice, management’s intent and estimated economic lives.

Estimates of the fair value for certain AROs could not be made as settlement dates (or range of dates) associated with these assets were not estimable because we intend to operate and maintain our assets as long as supply and demand for petroleum products exists. These AROs include hazardous materials disposal, site restoration, and removal or dismantlement requirements associated with the closure of our terminal facilities or pipelines, including the demolition or removal of tanks, pipelines or other equipment.

TESORO LOGISTICS LP PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(Information as of September 30, 2010 and for the nine months ended September 30, 2009 and 2010 is unaudited)

Imbalances

Tesoro Logistics LP Predecessor does not purchase or produce crude oil or refined product inventories. We experience imbalances as a result of variances in meter readings and in other measurement methods, and volume fluctuations within our crude oil gathering system due to pressure and temperature changes. We record revenues related to imbalances and value those revenues using quoted market prices of the applicable commodities. At December 31, 2009 and September 30, 2010, we did not have any imbalance liabilities or assets on the combined balance sheets as imbalances were settled prior to period end.

Related Party Transactions

Substantially all of the related party transactions discussed below were settled immediately through division equity. The balance in accounts receivable and payable from affiliated companies represents the amount owed from or to Tesoro related to the remaining affiliate transactions. Revenues from affiliates in the combined statements of operations consist of revenues from gathering and transportation services to Tesoro and its affiliates based on regulated tariff rates for the FERC-regulated portions of our High Plains pipeline system.

General and administrative expenses in the combined statements of operations include affiliate costs totaling $2.0 million, $1.8 million and $2.2 million for the years ended December 31, 2007, 2008 and 2009, respectively, and $1.7 million and $1.6 million for the nine months ended September 30, 2009 and 2010, respectively. In addition, operating and maintenance expenses in the combined statements of operations include affiliate costs totaling $4.1 million, $3.7 million and $3.5 million for the years ended December 31, 2007, 2008 and 2009, respectively, and $2.7 million and $2.3 million for the nine months ended September 30, 2009 and 2010, respectively. These expenses were incurred by Tesoro to cover costs of corporate functions such as legal, accounting, treasury, human resources, engineering, information technology, insurance, administration, and other corporate services and include related stock-based compensation, retirement and pension benefit plan expenses. These allocations were based on an approximate weighted average headcount and time ratio of Tesoro employees who contributed services to us. In management’s estimation, the allocation methodologies used are reasonable and result in an allocation to us of our actual costs of doing business.

The employees supporting our operations are employees of Tesoro and its affiliates. Their payroll costs and thrift plan costs are charged to us by Tesoro. Tesoro carries employee-related liabilities in its financial statements, including the liabilities related to the employee pension, postretirement medical and life plans, stock-based compensation and other incentive compensation.

Historically, we participated in Tesoro’s centralized cash management program under which cash receipts and cash disbursements were processed through Tesoro’s cash accounts with a corresponding credit or charge to an affiliate account. The affiliate account is included in division equity. Following its initial public offering, the Partnership will maintain separate cash accounts.

Depreciation Expense

We calculate depreciation using the straight-line method based on the estimated useful lives and salvage values of our assets. When assets are placed into service, we make estimates with respect to their useful lives that we believe are reasonable. However, factors such as maintenance levels, economic conditions impacting the demand for these assets, and regulatory or environmental requirements could cause us to change our estimates, thus impacting the future calculation of depreciation.

TESORO LOGISTICS LP PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(Information as of September 30, 2010 and for the nine months ended September 30, 2009 and 2010 is unaudited)

Contingencies

In the ordinary course of business, we become party to lawsuits, administrative proceedings and governmental investigations, including environmental, regulatory and other matters. Damages or penalties may be sought from us in some matters for which the likelihood of loss may be possible but the amount of loss is not currently estimable. As a result, we have not established accruals for such matters. On the basis of existing information, we believe that the resolution of any such matters, individually or in the aggregate, will not have a material adverse effect on our financial position or results of operations.

New Accounting Pronouncements

Fair Value Option

In February 2007, the Financial Accounting Standards Board (“FASB”) issued a standard which permits entities to measure many financial instruments and certain other items at fair value at specified election dates that are not currently required to be measured at fair value. Unrealized gains and losses on items for which the fair value option has been elected should be reported in earnings at each subsequent reporting date. The provisions of this standard were effective for us as of January 1, 2008. We elected not to adopt the fair value option under this standard.

FASB Accounting Standards Codification

In June 2009, the FASB established the FASB Accounting Standards Codification (the “Codification”) as the exclusive authoritative source for nongovernmental U.S. GAAP, except for SEC rules and interpretive releases. The Codification is a compilation of U.S. GAAP previously issued by several standard setters. Future FASB accounting standards will update the Codification and will be referred to as “Accounting Standards Updates.” The Codification became effective for us in 2009, and did not impact our financial position or results of operations.

Fair Value Measurements

In September 2006, the FASB issued a standard which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The standard applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The standard establishes a fair value hierarchy that prioritizes the use of inputs used in valuation techniques into the following three levels: level 1—quoted prices in active markets for identical assets and liabilities; level 2—observable inputs other than quoted prices in active markets for identical assets and liabilities; and level 3—unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. The standard’s provisions for financial assets and financial liabilities, which became effective as of January 1, 2008, had no material impact on our financial position or results of operations as we currently do not hold any financial instruments.

We adopted a standard on January 1, 2009, that expanded the framework and disclosures for measuring the fair value of nonfinancial assets and nonfinancial liabilities, including:

•	acquired or impaired goodwill;

•	the initial recognition of asset retirement obligations; and

•	impaired property, plant and equipment.

TESORO LOGISTICS LP PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(Information as of September 30, 2010 and for the nine months ended September 30, 2009 and 2010 is unaudited)

The adoption of this standard did not impact our financial position or results of operations.

In January 2010, the FASB amended the standard covering fair value measurements to require additional disclosures, including transfers in and out of levels 1 and 2 fair value measurements, the gross basis presentation of the reconciliation of level 3 fair value measurements, and fair value measurement disclosure at the class level, as opposed to category level, as previously required. This guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for disclosures related to level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010 (including interim periods). The adoption of the amendment did not impact our financial position or results of operations.

Note 4.	Related Party Transactions

Tesoro and its affiliates provide certain services including legal, accounting, treasury, human resources, engineering, information technology, insurance, administration, and other corporate services. It is Tesoro’s policy to charge these expenses, first on the basis of direct usage when identifiable, with the remainder allocated to us on the basis of headcount and estimated time allocated to the Contributed Assets. The allocated expenses also include stock-based compensation for employees providing these services. In addition, the allocated expenses include incentive compensation, and retirement and pension benefit plan expenses related to the employees providing these services, including those employees that oversee operational aspects of the business. See further discussion regarding the allocation of such expenses in Notes 8 and 9 below.

A summary of expenses directly charged and allocated to us by Tesoro are as follows (in thousands):

	Year Ended			Nine Months Ended
	December 31,			September 30,
	2007	2008	2009	2009	2010
				(Unaudited)

Operating and maintenance expenses:
Affiliate	$4,101	$3,683	$3,505	$2,720	$2,309
Direct	22,757	26,058	29,061	21,489	23,681

Total	$26,858	$29,741	$32,566	$24,209	$25,990

General and administrative expenses:
Affiliate	$2,024	$1,767	$2,226	$1,666	$1,643
Direct	776	758	915	674	694

Total	$2,800	$2,525	$3,141	$2,340	$2,337

TESORO LOGISTICS LP PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(Information as of September 30, 2010 and for the nine months ended September 30, 2009 and 2010 is unaudited)

Note 5.	Property, Plant and Equipment

Property, Plant and Equipment, at cost, is as follows (in thousands):

	December 31,		September 30,
	2008	2009	2010

Crude Oil Gathering—Pipelines	$94,294	$94,292	$94,437
Terminalling, Transportation and Storage:
Terminals	74,596	79,103	78,993
Salt Lake City storage facility	8,563	8,563	8,563
Salt Lake City pipelines	9,545	10,486	10,998

Total Terminalling, Transportation and Storage	92,704	98,152	98,554

Total Property, Plant and Equipment	186,998	192,444	192,991
Accumulated Depreciation	(48,213)	(54,389)	(59,840)

Net Property, Plant and Equipment	$138,785	$138,055	$133,151

Note 6.	Accrued Liabilities

Accrued liabilities are as follows (in thousands):

	December 31,		September 30,
	2008	2009	2010

Employee costs—affiliate	$439	$285	$801
Accrued vacation	491	513	386
Property tax	591	571	614
Capital expenditures	2,863	217	—
Environmental liabilities	813	434	350
Other	370	410	473

Total accrued liabilities	$5,567	$2,430	$2,624

Note 7.	Other Noncurrent Liabilities

Other noncurrent liabilities are as follows (in thousands):

	December 31,		September 30,
	2008	2009	2010

Environmental remediation	$503	$869	$1,599
Asset retirement obligations	67	43	40

Total other noncurrent liabilities	$570	$912	$1,639

TESORO LOGISTICS LP PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(Information as of September 30, 2010 and for the nine months ended September 30, 2009 and 2010 is unaudited)

Note 8.	Stock-Based Compensation

Tesoro’s stock-based compensation programs consist of stock options, restricted common stock, and stock appreciation rights issued to certain officers and other key employees. The fair value of each stock option issued is estimated on the grant date using the Black-Scholes option-pricing model and is amortized over the vesting period using the straight-line method. These awards generally will become exercisable after one year in 33% annual increments and expire ten years from the date of grant. The fair value of restricted common stock on the grant date is equal to the market value of a share of Tesoro stock on that date. The fair value of a stock appreciation right is estimated at the end of each reporting period using the Black-Scholes option-pricing model. These awards generally vest ratably over three years following the date of grant and expire seven years from the grant date.

Certain Tesoro employees supporting our operations were historically granted these types of awards. We have allocated expenses for stock-based compensation costs to the Contributed Assets. These costs (benefits) totaled $0.2 million, $(0.1) million and $0.2 million for the years ended December 31, 2007, 2008 and 2009, respectively, and $0.1 million and $0.2 million during the nine months ended September 30, 2009 and September 30, 2010, respectively. All stock-based compensation expense is included in our general and administrative expense.

Note 9.	Retirement and Pension Benefit Plan

Employees supporting our operations participate in the retirement and pension benefit plans of Tesoro. We have been allocated expenses for costs associated with such retirement and pension benefit plans based on employee headcount and estimated time allocated to the Contributed Assets. Our share of such costs for the years ended December 31, 2007, 2008 and 2009 was $0.9 million, $1.0 million and $1.3 million, respectively. Our share of such costs for the nine months ended September 30, 2009 and 2010 was $1.0 million and $0.3 million, respectively. Retirement and pension benefit plan expenses are included in our general and administrative expense and operating and maintenance expense.

Note 10.	Major Customers and Concentrations of Credit Risk

In 2007, 2008 and 2009, one affiliated customer, Tesoro Refining and Marketing Company, accounted for approximately 86%, 86% and 85%, respectively, of our total revenues. For the nine months ended September 30, 2009 and 2010, Tesoro Refining and Marketing Company, accounted for approximately 85% and 83%, respectively, of our total revenues. Tesoro Refining and Marketing Company is a customer of our crude oil gathering segment. No revenues were recorded with Tesoro Refining and Marketing Company in the terminalling, transportation and storage segment.

Note 11.	Commitments and Contingencies

Operating Leases

We have various cancellable and noncancellable operating leases related to land, trucks, terminals, right of way permits and other operating facilities. In general, these leases have remaining primary terms up to 10 years and typically contain multiple renewal options. Total lease expense for all operating leases, including leases with a term of one month or less, was $2.1 million, $1.8 million and $1.9 million for the years ended December 31, 2007, 2008 and 2009, respectively.

TESORO LOGISTICS LP PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(Information as of September 30, 2010 and for the nine months ended September 30, 2009 and 2010 is unaudited)

Our minimum annual lease payments as of December 31, 2009, for operating leases having initial or remaining noncancellable lease terms in excess of one year were (in thousands):

2010	$1,948
2011	1,794
2012	1,140
2013	888
2014	521
Thereafter	361

Total	$6,652

Environmental Matters

We have historically recorded expenses for environmental remediation at a number of operated pipeline, terminal and storage properties. Environmental liabilities are based on estimates including engineering assessments and it is reasonably possible that our estimates will change and that additional remediation costs will be incurred as more information becomes available. Changes in our environmental liabilities for the years ended December 31, 2008 and 2009 were as follows (in thousands):

	2008	2009

Balance, January 1	$906	$1,316
Additions	853	800
Expenditures	(443)	(813)

Balance, December 31	$1,316	$1,303

Note 12.	Asset Retirement Obligations

We have recorded asset retirement obligations for requirements imposed by certain regulations pertaining to hazardous materials disposal and other cleanup obligations. Our asset retirement obligations primarily include environmental remediation obligations related to site restorations. Changes in asset retirement obligations for the years ended December 31, 2008 and 2009 were as follows (in thousands):

	2008	2009

Balance, January 1	$62	$67
Accretion expense	5	6
Changes in amount of estimated cash flows	–	(30)

Balance, December 31	$67	$43

The decrease in asset retirement obligations during 2009 was due to changes in the estimated cash flows for certain retirement obligations at our Vancouver terminal. The retirement obligations were reduced because it was determined that the estimated cost to complete the retirement obligations was less than the previous estimate.

TESORO LOGISTICS LP PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(Information as of September 30, 2010 and for the nine months ended September 30, 2009 and 2010 is unaudited)

Note 13.	Segment Disclosures

Our reportable segments consist of (1) crude oil gathering and (2) terminalling, transportation and storage. Our reportable segments are strategic business units that offer different services. The segments are managed separately because each segment requires different industry knowledge, technology and marketing strategies. The accounting policies of the segments are the same as those described in Note 3, Summary of Significant Accounting Policies. We evaluate the performance of each segment based on its respective operating income, before affiliate general and administrative expense. Affiliate general and administrative expenses are not allocated to the operating segments since the expenses relate primarily to the overall management at the entity level. Segment information as of and for the periods ended is as follows (in thousands):

		Terminalling,
		Transportation and
	Crude Oil Gathering	Storage	Total

Year Ended December 31, 2007
Segment revenues:
Affiliate	$20,504	$–	$20,504
Third-party	142	3,251	3,393

Total segment revenues	20,646	3,251	23,897
Operating and maintenance expense	(14,520)	(12,338)	(26,858)
Depreciation expense	(3,187)	(3,155)	(6,342)
Allocated general and administrative expense	(453)	(323)	(776)

Segment operating income (loss)	2,486	(12,565)	(10,079)

Affiliate general and administrative expense			(2,024)

Net Loss			$(12,103)

		Terminalling,
		Transportation and
	Crude Oil Gathering	Storage	Total

Year Ended December 31, 2008
Segment revenues:
Affiliate	$21,029	$–	$21,029
Third-party	161	3,297	3,458

Total segment revenues	21,190	3,297	24,487
Operating and maintenance expense	(17,029)	(12,712)	(29,741)
Depreciation expense	(3,066)	(3,559)	(6,625)
Allocated general and administrative expense	(471)	(287)	(758)

Segment operating income (loss)	624	(13,261)	(12,637)

Affiliate general and administrative expense			(1,767)

Net Loss			$(14,404)

TESORO LOGISTICS LP PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(Information as of September 30, 2010 and for the nine months ended September 30, 2009 and 2010 is unaudited)

		Terminalling,
		Transportation and
	Crude Oil Gathering	Storage	Total

Year Ended December 31, 2009
Segment revenues:
Affiliate	$19,297	$–	$19,297
Third-party	125	3,237	3,362

Total segment revenues	19,422	3,237	22,659
Operating and maintenance expense	(18,962)	(13,604)	(32,566)
Depreciation expense	(3,073)	(5,747)	(8,820)
Allocated general and administrative expense	(536)	(379)	(915)

Segment operating loss	(3,149)	(16,493)	(19,642)

Affiliate general and administrative expense			(2,226)

Net Loss			$(21,868)

Nine months ended September 30, 2009 (unaudited)
Segment revenues:
Affiliate	$14,143	$–	$14,143
Third-party	96	2,324	2,420

Total segment revenues	14,239	2,324	16,563
Operating and maintenance expense	(14,336)	(9,873)	(24,209)
Depreciation expense	(2,307)	(4,668)	(6,975)
Allocated general and administrative expense	(382)	(292)	(674)

Segment operating loss	(2,786)	(12,509)	(15,295)

Affiliate general and administrative expense			(1,666)

Net Loss			$(16,961)

TESORO LOGISTICS LP PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(Information as of September 30, 2010 and for the nine months ended September 30, 2009 and 2010 is unaudited)

		Terminalling,
		Transportation and
	Crude Oil Gathering	Storage	Total

Nine months ended September 30, 2010 (unaudited)
Segment revenues:
Affiliate	$14,087	$–	$14,087
Third-party	90	2,797	2,887

Total segment revenues	14,177	2,797	16,974
Operating and maintenance expense	(15,735)	(10,255)	(25,990)
Depreciation expense	(2,317)	(3,666)	(5,983)
Allocated general and administrative expense	(424)	(270)	(694)

Segment operating loss	(4,299)	(11,394)	(15,693)

Corporate and unallocated general and administrative expense			(1,643)

Net Loss			$(17,336)

Accrual-based capital expenditures by reportable segment were as follows (in thousands):

	Year Ended			Nine Months Ended
	December 31,			September 30,
	2007	2008	2009	2009	2010
				(Unaudited)

Capital Expenditures
Crude oil gathering	$838	$945	$92	$86	$224
Terminalling, transportation and storage	18,402	17,716	9,142	8,228	1,362

Total Capital Expenditures	$19,240	$18,661	$9,234	$8,314	$1,586

Total assets by reportable segment were as follows (in thousands):

	December 31,		September 30,
	2008	2009	2010
			(Unaudited)

Total Assets
Crude oil gathering	$73,928	$71,207	$69,362
Terminalling, transportation and storage	67,769	70,008	67,449

Total Assets	$141,697	$141,215	$136,811

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
Tesoro Logistics LP

We have audited the accompanying balance sheet of Tesoro Logistics LP (the Partnership) as of December 13, 2010. This balance sheet is the responsibility of the Partnership’s management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free from material misstatement. We were not engaged to perform an audit of the Partnership’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above present fairly, in all material respects, the financial position of Tesoro Logistics LP at December 13, 2010 in conformity with U.S. generally accepted accounting principles.

/s/  Ernst & Young LLP

San Antonio, Texas
January 3, 2011

TESORO LOGISTICS LP
BALANCE SHEET
December 13, 2010

ASSETS
Cash	$1,000

Total Assets	$1,000

PARTNER’S CAPITAL
Limited Partner	$980
General Partner	20

Total Partners’ Equity	$1,000

See accompanying notes to balance sheet.

NOTES TO BALANCE SHEET

Note 1.	Nature of Operations

Tesoro Logistics LP (the “Partnership”) is a Delaware limited partnership formed on December 3, 2010. Tesoro Logistics GP, LLC (the “General Partner”) is a limited liability company formed on December 3, 2010 to become the general partner of the Partnership.

On December 13, 2010, Tesoro Corporation, a Delaware corporation, contributed $980 to the Partnership in exchange for a 98.0% limited partner interest and the General Partner contributed $20 to the Partnership in exchange for a 2.0% general partner interest. There have been no other transactions involving the Partnership as of December 13, 2010.

Note 2.	Subsequent Events

We have evaluated subsequent events through January 3, 2011. Any material subsequent events that have occurred during this time have been properly recognized or disclosed in our Balance Sheet or Notes to the Balance Sheet.

APPENDIX A

First Amended and Restated Agreement
of
Limited Partnership of Tesoro Logistics LP

To be filed by amendment.

A-1

             Common Units

Representing Limited Partner Interests

Tesoro Logistics LP

PRELIMINARY PROSPECTUS

          , 2011

Citi
Wells Fargo Securities
BofA Merrill Lynch
Credit Suisse
Barclays Capital
Deutsche Bank Securities
J.P. Morgan
Raymond James

PART II

INFORMATION NOT REQUIRED IN THE REGISTRATION STATEMENT

Item 13.	Other Expenses of Issuance and Distribution

Set forth below are the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee, the FINRA filing fee and the NYSE filing fee, the amounts set forth below are estimates.

SEC registration fee		$26,703
FINRA filing fee		23,500
NYSE listing fee		*
Printing and engraving expenses		*
Fees and expenses of legal counsel		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*	To be provided by amendment.

Item 14.	Indemnification of Directors and Officers

The section of the prospectus entitled “The Partnership Agreement — Indemnification” discloses that we will generally indemnify officers, directors and affiliates of the general partner to the fullest extent permitted by the law against all losses, claims, damages or similar events and is incorporated herein by this reference. Reference is also made to Section    of the Underwriting Agreement to be filed as an exhibit to this registration statement in which Tesoro Logistics LP and certain of its affiliates will agree to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that may be required to be made in respect of these liabilities. Subject to any terms, conditions or restrictions set forth in the partnership agreement, Section 17-108 of the Delaware Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other persons from and against all claims and demands whatsoever.

Item 15.	Recent Sales of Unregistered Securities

On December 13, 2010, in connection with the formation of the partnership, Tesoro Logistics LP issued to (i) Tesoro Logistics GP, LLC the 2.0% general partner interest in the partnership for $20 and (ii) to Tesoro Corporation the 98.0% limited partner interest in the partnership for $980 in an offering exempt from registration under Section 4(2) of the Securities Act. There have been no other sales of unregistered securities within the past three years.

Item 16.	Exhibits

The following documents are filed as exhibits to this registration statement:

Exhibit
Number			Description

1	.1*	—	Form of Underwriting Agreement (including form of Lock-up Agreement)
3	.1**	—	Certificate of Limited Partnership of Tesoro Logistics LP
3	.2*	—	Form of First Amended and Restated Agreement of Limited Partnership of Tesoro Logistics LP (included as Appendix A to the Prospectus)
3	.3**	—	Certificate of Formation of Tesoro Logistics GP, LLC
3	.4*	—	Form of Amended and Restated Limited Liability Company Agreement of Tesoro Logistics GP, LLC
5	.1*	—	Opinion of Latham & Watkins, LLP as to the legality of the securities being registered
8	.1*	—	Opinion of Latham & Watkins, LLP relating to tax matters
10	.1*	—	Form of Credit Agreement
10	.2*	—	Form of Contribution, Conveyance and Assumption Agreement
10	.3*	—	Form of Long-Term Incentive Plan
10	.4*	—	Form of Omnibus Agreement
10	.5*	—	Form of Operational Services Agreement
10	.6*	—	Form of High Plains Pipeline Transportation Services Agreement
10	.7*	—	Form of Trucking Transportation Services Agreement
10	.8*	—	Form of Master Terminalling Services Agreement
10	.9*	—	Form of Short-Haul Pipeline Transportation Services Agreement.
10	.10*	—	Form of Storage and Transportation Services Agreement
10	.11*	—	Employment Agreement of Gregory J. Goff
10	.12*	—	Employment Agreement of Charles S. Parrish
21	.1*	—	List of Subsidiaries of Tesoro Logistics LP
23.1		—	Consent of Ernst & Young LLP
23.2		—	Consent of Weaver and Tidwell, L.L.P.
23	.3*	—	Consent of Latham & Watkins, LLP (contained in Exhibit 5.1)
23	.4*	—	Consent of Latham & Watkins, LLP (contained in Exhibit 8.1)
24	.1**	—	Powers of Attorney (contained on the signature page to this Registration Statement)

*	To be filed by amendment.

**	Previously filed.

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) The undersigned registrant undertakes to send to each common unitholder, at least on an annual basis, a detailed statement of any transactions with Tesoro or its subsidiaries (including the registrant’s general partner) and of fees, commissions, compensation and other benefits paid, or accrued to Tesoro or its subsidiaries (including the registrant’s general partner) for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.

(4) The registrant undertakes to provide to the common unitholders the financial statements required by Form 10-K for the first full fiscal year of operations of the company.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement (No. 333-171525) to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Antonio, State of Texas, on February 9, 2011.

Tesoro Logistics LP

By:	Tesoro Logistics GP, LLC its General Partner

By:	/s/ Gregory J. Goff
Gregory J. Goff
Chairman of the Board of Directors and
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement (No. 333-171525) has been signed below by the following persons in the capacities indicated on February 9, 2011.

Signature	Title

/s/ Gregory J. Goff Gregory J. Goff	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)

/s/ G. Scott Spendlove G. Scott Spendlove	Director, Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

/s/ Phillip M. Anderson Phillip M. Anderson	Director and President

/s/ Charles S. Parrish Charles S. Parrish	Director, Vice President, General Counsel and Secretary

/s/ Everett D. Lewis Everett D. Lewis	Director

EXHIBIT INDEX

Exhibit
Number			Description

1	.1*	—	Form of Underwriting Agreement (including form of Lock-up Agreement)
3	.1**	—	Certificate of Limited Partnership of Tesoro Logistics LP
3	.2*	—	Form of First Amended and Restated Agreement of Limited Partnership of Tesoro Logistics LP (included as Appendix A to the Prospectus)
3	.3**	—	Certificate of Formation of Tesoro Logistics GP, LLC
3	.4*	—	Form of Amended and Restated Limited Liability Company Agreement of Tesoro Logistics GP, LLC
5	.1*	—	Opinion of Latham & Watkins, LLP as to the legality of the securities being registered
8	.1*	—	Opinion of Latham & Watkins, LLP relating to tax matters
10	.1*	—	Form of Credit Agreement
10	.2*	—	Form of Contribution, Conveyance and Assumption Agreement
10	.3*	—	Form of Long-Term Incentive Plan
10	.4*	—	Form of Omnibus Agreement
10	.5*	—	Form of Operational Services Agreement
10	.6*	—	Form of High Plains Pipeline Transportation Services Agreement
10	.7*	—	Form of Trucking Transportation Services Agreement
10	.8*	—	Form of Master Terminalling Services Agreement
10	.9*	—	Form of Short-Haul Pipeline Transportation Services Agreement.
10	.10*	—	Form of Storage and Transportation Services Agreement
10	.11*	—	Employment Agreement of Gregory J. Goff
10	.12*	—	Employment Agreement of Charles D. Parrish
21	.1*	—	List of Subsidiaries of Tesoro Logistics LP
23.1		—	Consent of Ernst & Young LLP
23.2		—	Consent of Weaver and Tidwell, L.L.P.
23	.3*	—	Consent of Latham & Watkins, LLP (contained in Exhibit 5.1)
23	.4*	—	Consent of Latham & Watkins, LLP (contained in Exhibit 8.1)
24	.1**	—	Powers of Attorney (contained on the signature page to this Registration Statement)

*	To be filed by amendment.

**	Previously filed.